UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 8, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

“This Form 6-K contains our Annual Report for the fiscal year ended December 31, 2010, the Notice of the Annual General Meeting of the Shareholders dated May 12, 2011, and the Form of Voting Card, each of which has been mailed to holders of our Equity Shares. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of Shareholders and the Form of Proxy Card, each of which have been mailed to holders of American Depositary Shares. The information contained in this Form 6-K shall not be deemed “filed” for the purposes of section 18 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing”.

High-impact Business Outcomes

Patni Computer Systems Ltd. | Annual Report 2010

Patni Computer Systems Ltd. (Patni) which is listed on the BSE (532517), NSE (PATNI) and NYSE (PTI) has been acquired by iGATE Corporation, which is a NASDAQ listed (IGTE) company.

Sometimes, in a business’ lifecycle, there comes an inflection point that radically changes the game. Beyond impacting the protagonist’s own fortunes, it possesses the potential to redefine the way the industry itself conducts business.

While traditional outsourcing models have their advantages, they do not completely align the incentives of the client with those of the vendor.

Enter Pay for Results only, and the rules of the game change dramatically – conclusively benefitting both client and vendor. The business outcomes-driven solutions model eliminates every risk for the customer.

Results are no more quantified by time and manpower, but by tangible outcome. Customers pay only for results and nothing else. Banishing from their radar every risk linked to demand variation, technology implementation and management, personnel and other overheads. All risks get transferred to the vendor, strategically positioned as they are to mitigate every one of them.

It’s a business model that indemnifies the interests of all concerned. Because the vendor makes money only when the client does. More specifically, a revolutionary philosophy where the vendor no more makes money off the client, but with the client.

It’s a masterstroke that turns on its head the way business will be conducted at iGATE Patni. More than just a business realignment, the iGATE Patni synergy ushers in a new paradigm in IT and Business Process Outsourcing solutions for its clients.

The high-impact business outcomes model. High on impact, high on outcome.

Highlights of achievements: 2010

In 2010, improving market conditions and our focus on winning large, multi-year, transactions resulted in significant business growth. Innovation in our service offerings, expansion of our global delivery network, and strategic partnerships helped us register an over-performance of our targets for the year.

•                  Overall revenues for CY 2010 were at US$ 701.7 million, up by 7.0% YoY as compared to US$ 655.9 million in CY 2009. Net income adjusted for extraordinary items was at US$ 125.8 million for the year, higher by 28.7% against US$ 97.8 million for 2009. We saw a noteworthy growth of 29% in our annual earnings.

•                  Acquired 25 new clients, taking the total number of active clients to 297, as compared to 272 at the end of 2009. During the year, $1 million client relationships increased to 99 as compared to 92 in 2009; $5 million relationships increased to 28 as compared to 26 in 2009; $50 million relationships increased to three as compared to two in 2009. Percentage of repeat business continued to remain high at 94.6% for the year 2010.

Strategic Wins

•                  Won a five-year, multi-million dollar healthcare contract from Universal American Corp., U.S. Also acquired CHCS Services, Inc., to become a Third-Party Administrator in the Insurance and Healthcare sector.

•                  Secured a five-year contract to provide managed services to 2e2, one of the fastest growing IT service providers in Europe.

•                  Signed a multiyear application management services contract with the Codan Group — a Europe-based insurance carrier.

•                  Secured a contract with Serco Learning to deliver leading edge information management platform for schools.

Partnerships

•                  Signed a JV pact with JR Kyushu System Solutions Inc. (JRQSS), with the aim of providing high quality, cost-effective IT and product engineering services to the Japanese enterprise market.

•                  Signed a go-to-market partnership with InsPro Technologies — a provider of comprehensive and flexible Life & Health insurance processing solutions.

Expansion of Global Delivery Network

•                  Established a new BPO Delivery Center in Texas for North American customers; a new IT Delivery Center in Queretaro, Mexico; our first ITO delivery (development and support) center in Suzhou, China; and opened our second delivery center in Gandhinagar, India.

Awards and Recognitions

•                  Listed among ‘Best 20 Leaders in Financial Services (Insurance)’ in the 2010 Global Outsourcing 100, by IAOP.

•                  Ranked 44th amongst ‘top technology providers for financial institutions’ in ‘FinTech 100 - 2010’ list.

•                  Named a ‘Niche Player’ in Gartner’s ‘Magic Quadrant for SAP ERP Implementation Service Providers’ in the North America, 2010 Report.

•                  Named a ‘Niche Player’ in Gartner’s ‘Magic Quadrant for CRM Service Providers’ in the North Americas, 2010 Report, as also in the Europe, 2010 Report.

•                  Named ‘Best Supplier for FY 2009-2010’ by Toshiba Mitsubishi-Electric Industrial Systems Corp.

•                  Ranked 21st in the ‘Black Book of Outsourcing — Global Top 50 vendors’, based on customer satisfaction for 2010.

•                  Received BPO Excellence Awards for 2009-10 hosted by Stars of the Industry in the categories:

‘BPO Organization of the Year’, ‘Operational Excellence and Quality’, and ‘Social Change Agent’.

•                  Ranked among the Top 20 in DQ-IDC’s ‘Best Employer Survey 2010’.

Key performance indicators: 2005-10

*                                         Excluding additional provision for prior years’ tax review by IRS and review by Department of Labor of Patni’s US operations; leading to an increase in gross profit and operating income by approximately US$ 7.0 million, and decrease in net income by US$ 19.9 million, as compared to the reported numbers.

**                                  Excluding reversal for prior years’ tax review by IRS of Patni US operations; leading to a decrease in gross profit and operating income by approximately US$ 2.7 million, and decrease in net income by US$ 18.2 million, as compared to the reported numbers.

***                           Excluding reversal for prior years’ tax review by IRS of Patni US operations and reversal of tax positions for Patni India operations; leading to a decrease in gross profit and operating income by approximately US$ 1.2 million, and a decrease in net income by US$ 22.01 million, as compared to the reported numbers.

****                    Excluding reversal for prior years’ tax position of Patni US operations leading to a decrease in net income by US$ 7.4 million, as compared to the reported numbers.

Letter to Shareholders

We are now strengthened by a combined set of differentiators: a Business Outcomes model driven by an ‘integrated technology and operations’ platform, micro-vertical focus and domain-led IP, mature delivery expertise, and value through innovation.

Dear Shareholders,

I am pleased to present to you the report on Patni’s performance for the year 2010, having taken over as CEO & MD of Patni after the completion of the acquisition of the majority shares of Patni by iGATE.

A glance at the Patni iGATE combine

At a time when clients the world over are seeking a wider range of services from a single trusted source; scale, a breadth of service offerings, and a choice and flexibility of business models are becoming increasingly valuable for service providers. In the perfect scenario, synergy benefits everybody — clients, employees, stakeholders and, of course, the consolidated business itself.

The coming together of Patni and iGATE is a synergy that spawns precisely such a win-win situation. Patni and iGATE are both very excited about this combination and view it as highly synergistic with complementary strengths.

It’s a combination that creates a company with strong intellectual capital, 25000 people and an almost $1bn in revenue. Also, a leaner executive team ensures closer alignment with the vision and better collaboration.

The overall global footprint and delivery infrastructure have grown and capability has become distinctly superior. This is now a company with greater scale across more core verticals, benefitted by a wider portfolio of go-to-market offerings. We are now strengthened by a combined set of differentiators: a Business Outcomes model driven by an ‘integrated technology and operations’ platform, micro-vertical focus and domain-led IP, mature delivery expertise, and value through innovation.

It’s a synergy that enables us to cross sell to each other’s customers and creates a platform for better growth in the future.

“Patni’s micro-vertical strategy and iGATE’s Business Outcomes focused iTOPS model will help to differentiate our offerings in the market place and deliver increased business value to our customers.”

Phaneesh Murthy
Chief Executive Officer & Managing Director

Corporate Performance

Under the leadership of its CEO in 2010 — Jeya Kumar, Patni continued its journey in operating excellence by not only reversing its revenue decline of 2009 but also improving its operations significantly, resulting in increased profitability.

Revenues were up 7% at $701.7 million as compared to $655.9m in 2009. Net income adjusted for extra ordinary items registered impressive growth of 28.7% to $125.8 million for the year from $97.8m in 2009.

Our continued focus on efficiency resulted in an optimal cost structure. Coupled with higher efficiency, effective hedging activities have generated significant upside in the net income. With an improving market scenario, we are confident that Patni will achieve better topline growth and thus will have sustainable high bottomline in the coming years.

Some of the key areas of corporate achievement were:

Multi-year, high total-contract-value transactions

We developed a strong growth pipeline in 2010 and this is further building up. The winning of three large deals of over $ 250 million TCV has been a significant highlight of the year and reflects our ability to succeed in multi-year transactions.

Expansion of global delivery network

During the year, we established a new BPO Delivery Center in Texas for North American customers; we also opened a new IT Delivery Center in Queretaro, Mexico; as also our first ITO delivery (development and support) center in Suzhou, China. We now have non-India footprints in Mexico, China, Singapore and US to serve our customers globally.

Industry/service line growth

During the year, we witnessed excellent expansion in our Product Engineering and Insurance businesses. Also, our managed services for our integrated IT & BPO offering performed well.

High-performance organization

Through an intensive year-long program, we laid the foundation for a High Performance Organization through strong people practices by defining roles to clarify key result areas and performance indicators, redesigning the performance management system, and reviewing our reward practices.

Patni Innovate program

Launched to provide Patni employees a channel to utilize their creative energies in converting their innovative ideas into viable business streams, this program received a huge response. Over 150 entrepreneurial ideas were received, of which two-thirds were taken up for business case detailing and review by over 50 Subject Matter Experts across service lines, sales, and industry verticals.

Awards & Recognitions

We were listed among the ‘Best 20 Leaders in Financial Services (Insurance)’ in the 2010 Global Outsourcing 100, by IAOP. We were also ranked 44th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 – 2010’ list. We were named a ‘Niche Player’ in Gartner’s ‘Magic Quadrant for SAP ERP Implementation Service Providers’ in the North America – 2010 Report; also in the ‘Magic Quadrant for CRM Service Providers’ in the North Americas – 2010 Report, and the Europe – 2010 Report. Toshiba Mitsubishi-Electric Industrial Systems Corp. named us the ‘Best Supplier for FY 2009-2010’. The Black Book of Outsourcing ranked us 21st among the global Top 50 vendors in 2010. We also received three BPO Excellence Awards for 2009-10 hosted by Stars of the Industry.

Strategic Initiatives Pave the Way

During the year, our vertical and horizontal Business Units (BUs) launched various strategic initiatives which paved the way for growth and expansion in business. The Patni Industry group defined the Concept2Conception (C2C) lifecycle model which enhances Patni’s micro-vertical industry strategy. C2C provides a clear framework through which all of Patni’s existing and emerging capabilities and strengths can be seamlessly integrated to support key end-to-end value chain requirements of our target industries.

Insurance BU recorded a 9% growth in revenues in 2010, retaining its distinction of being the ‘highest revenue and highest margin’ business. Our focus on tailoring our services to the changing business environment enabled customers to reap significant business benefits and solidified our already strong strategic relationships. A major initiative was our acquisition of CHCS, a 50-state licensed Third Party Administrator, in North America, which significantly extended our portfolio to offer full policy administration services. In addition to widening our portfolio of services for all Life & Health clients, this strategy paves the way for entering into the area of care management in the ever-changing healthcare environment. Our growing capabilities in chosen sub-verticals has also enabled us to introduce differentiated IT and BPO

Our acquisition of CHCS, a 50-state licensed Third Party Administrator, in North America, significantly extended our portfolio to offer full policy administration services.

service offerings in 2010 that permit our customers to offer new products, in new markets while addressing all compliance requirements.

Banking and Financial Services (BFS) BU launched a couple of major initiatives during the year. We introduced PatniRADARTM, a multi-step Reference and Data Rationalization (RADAR) program which is generating significant attention as firms prepare for upcoming regulatory changes. We also acquired an exclusive and perpetual license to the IP of Integrated Trade Processing (ITP) – a managed services platform designed to streamline middle-office processing and provide greater transparency across the trade lifecycle. Our various initiatives have effectively repositioned Patni in the BFS segment with strongly differentiated offerings for asset management, wealth management and benefits administration that leverage the wider portfolio of our capabilities across ADM, BPO & IMS.

Manufacturing, Retail and Distribution (MRD) BU grew by almost 12% in 2010 while retaining all of our key customers globally and extending our footprint within the emerging markets. Through Patni’s extensive collaboration and joint initiatives with key technology partners such as Oracle and SAP, we have introduced innovative solutions that focus on critical needs of our clients and support improvement, innovation and growth opportunities. Some of these micro-vertical solution areas include supply chain planning and optimization, supplier information management, and supply network collaboration. In addition to these solutions we are introducing industry platforms which are aimed at integrating business processes across specific supply networks to enable productivity and efficiency improvements which cannot be achieved through other approaches.

Life Sciences BU continued its focus on thought leadership and expansion of its client base, during 2010. We chaired a session at the 46th DIA Annual Meeting; also presented a Paper at the Electronic Health Records Asia 2010 Conference. We introduced and successfully built a SAP-based Complaints Management extension of the Patni iCAPA solution for a major medical device manufacturer. We expanded our global relationship with another major medical device manufacturer, to include development of its sales and marketing data warehouse and business intelligence systems. Our other successes included winning a major systems integration program at a leading research-based biopharmaceutical company; selection as one of two global project manager partners by a world leader in R&D of pharmaceutical products; and partnering with a NASDAQ listed company to jointly explore the development of next-generation Clinical Trial solution accelerators.

Communications, Media & Utilities (CMU) BU saw geographical diversification in business with new customers in Indonesia and Malaysia, besides continued addition of customers in the North America and Western Europe. The BU’s blended consulting, systems integration and managed services offerings results from its solution-led approach to business. Also, modular solutions crafted by the Solutions and CoE teams at Patni have been made available as platforms for ready implementation or for incremental transformation. Industry-specific solution assets for business intelligence, mobility, process orchestration, provisioning, rating & charging, billing and dynamic pricing remain key areas of focus across the customer base and target accounts globally.

Product Engineering Services (PES) BU has seen significant growth in revenues of 19% in 2010. This was largely driven by the increase in R&D budget and new product development activities. We continued to drive the business with laser-sharp focus on the select micro-verticals and competencies around bleeding-edge technologies. We made substantial investments in co-IP/solution development along with our customers to create new business opportunities, especially in the Indian market. We continued to dominate the selected verticals of medical electronics, storage, automation & control, and Independent Software Vendors with our end-to-end product development capacities including contract manufacturing. Today, we service the top 10 customers in each of these verticals. Patni’s PES became the fastest growing Product Engineering Service business among our industry peers.

Our Strategic Outsourcing Group played an important role in enabling revenues through various initiatives and winning pursuits.

•        Our Integrated Global Support Solution (iGSS) initiative is being well received by, both, prospects and new customers. This integrated offering is helping customers save between 15% and 30% on support and maintenance costs.

•        Our Account Excellence initiative focusing on strengthening our position in large accounts is yielding positive results. We have so far covered our top 30 accounts.

•        Our Accelerated Cost Transformation (ACT!Now) program has seen increased acceptance. The program engages multiple cost levers and is effectively designed to help clients transform their current IT cost & value structure to deliver an immediate cost impact of up to 40%.

Enterprise Software and Systems Integration (ESSI) BU was newly created in 2010 with the merger of the earlier ‘Enterprise Applications Solutions’ and ‘Customer Dynamics & Intelligence’ BUs. The ESSI BU continued to expand business in SAP and Oracle Applications with existing clients, besides adding several new clients in the US, EMEA and APAC. We have won large multiyear integrated support deals in SAP in the US and took over the SAP practice of one of our strategic customers in the EMEA region. In Oracle and PeopleSoft, we have likewise expanded our footprint in the insurance and

As part of our strategy to expand our global delivery capability, the BPO & CIS BU established two centers in the US, namely at Pensacola (FL) and El Paso (TX).

manufacturing segments. We have also expanded our portfolio of SAP solutions in life sciences and high-tech areas, around: compliance, customer complaints, inventory visibility, and collaboration; for Oracle solutions, around: edge applications, Oracle transportation management (OTM), warehouse management systems, and product lifecycle management (PLM). We are also building strong competencies around SCM, HCM and CRM areas in both product portfolios. Our Enterprise Content Management Practice grew by more than 75% revenues in 2010. Its first major project was of a portal revamp for a noted Singapore client.

During the year, ESSI also acquired the first Patni customer in Indonesia through differentiated offerings in Business Intelligence (BI) and Systems Integration services. The BI Practice is reaping rewards of investments made in the MDM product co-development with Oracle through new customer acquisitions in China and North America. Customer Relationship Management (CRM) services in Siebel, Chordiant and SalesForce.com continued to grow across all verticals. A new offering on Microsoft Dynamics CRM was also launched. In addition to this, the Enterprise Integration Practice cross-sold their webMethods, Oracle SOA and Biztalk offerings and deeded 14 new customers to the Integration Services portfolio.

BPO & CIS BU revenues grew 50% in 2010 compared to 2009. We won 20 BPO deals in 2010 and added $265 Million of TCV including two large structured deals with a Fortune 500 Insurance Company and a UK IT services provider. As part of the deal with the Fortune 500 Insurance company, we acquired CHCS Services, Inc. – a leading Third Party Administrator (TPA) in Health and Life Insurance with licenses to do business across all states in the Americas. The deal established Patni as a Full-Service TPA. In 2010, revenues from our million dollar clients increased by ~ 40%. In addition, our revenues from outcome/transaction based pricing have increased over 250%. We also focused and invested in platform based BPO services and increased revenues by 140%. As part of our strategy to expand our global delivery capability, the BPO & CIS BU established two centers in the US, namely at Pensacola (FL) and El Paso (TX).

We continue to focus on key micro-verticals: Insurance (TPA, Health, Life), Retail Banking, Securities & Capital Markets, Life Sciences, Manufacturing; and on horizontals like F&A, CIS/iGSS, Benefits Administration. 2010 witnessed our delivery excellence and customer delight being endorsed by several recognitions including Patni’s ranking as # 21 Global Outsourcing Vendor, by the ‘Black Book of Outsourcing’.

Infrastructure Management Services (IMS) BU saw a 12% growth in revenues through Data Center operations as well as Database and Web-Operations Productized Services during the year. We rolled out various service and delivery models to supplement the BU offerings, in response to the dynamic market conditions. Output and Outcome based models, Managed Services, Shared Services delivery model were some of the models used to transition the customer operation risks to Patni. The BU received noteworthy recognitions and accolades during the year. Significant investments were also made in the Sales and Solutions development areas.

Application (Apps) Practice, during the year, focused on transformational initiatives to improve the value of the overall portfolio for customers. The Practice provided consulting services on key transformational initiatives like Application Portfolio Rationalization (APR), Legacy Modernization (LM) and IT Transformation services. The consulting engagements paved the way for downstream opportunities in the form of development and maintenance support services helping customers reduce the total-cost-of-ownership and derive the best values for the services rendered.

Verification & Validation (V&V) Practice continued to maintain its high growth trajectory and grew by around 30% in 2010, with two customers each in the USD 10+ and 5+ million category, and four in the USD 2+ million category. A significant portion of the increased revenue in testing came

A few cloud-enablement and migration projects have been set up for customers in industry segments such as Electronic Design Automation, Medical & Consumer Electronics, and Power Utilities

from the Insurance and Financial services sector. We continued our focus on enhancing the solutions developed in test automation and non-functional testing areas such as Application Security testing, Data Warehouse testing, and Performance testing. Framework for Accelerated Automation Solution for Testing (FAAST) was rebranded to SPRINTESTTM, after launching a web-based version, and increasing the product span to support open source automation tools. The practice also launched ‘PQMM’, an Assessment Framework similar to industry frameworks like TPI and TMM; this helps us evaluate the maturity level of testing processes followed by a company, and thereby suggest a road-map to set up a Managed Test Center.

Cloud Computing Practice delivered notable success in consulting services around our industry-leading ‘Cloud Acceleration Programme’ methodology. In addition, several cloud-enablement and migration projects have been won and are being executed for customers in industry segments such as Electronic Design Automation, Medical & Consumer Electronics, and Power Utilities. These projects are expected to scale into enterprise programmes. Cloud service offerings have been developed and demonstrated for dev-test environments as well as for design and construction of private- and public-cloud based solutions. Our relationship with Amazon Web Services, the leading public cloud infrastructure provider, was further strengthened by the addition of a new alliance activity around value-added resale of their platform services. At the organizational level, a large part of Patni’s internal application portfolio is currently in the process of being migrated to a Cloud environment. When the migration is completed by end of the second quarter of 2011, we expect significant savings in operational costs.

Microsoft Practice registered a robust growth of 40% in 2010. Our focus on creating new service offerings such as Architecture Roadmap and Azure Computing helped us add new customers. Our expertise in Application Management Services helped us win significant new business in the European and North American geographies.

The IT Governance Practice expanded its service offering to include IT Service Management (ITSM) solutions starting with ‘HP Service Manager’ (HPSM) and ‘Service-Now’ products. HPSM is a leading product in the ITSM space. Service-Now is a SaaS based product that brings down the total-cost-of-ownership to end customers and also allows for speedy implementation of best-in-class ITIL (IT Infrastructure Library) based ITSM solutions.

The User Experience (UX) Practice offered exclusive Usability/UX services to around 20 key customers and registered significant increase in business, during the year. Its ‘unified UX services’ suite includes ‘core’ as well as exclusive services like Comparative Competition Analysis and UX Certification. During the year, the Practice entered into the Medical, Industrial Product Design and Enterprise Mobility domains, and developed an UXM Methodology & Approach compliant with IEC 62366 standard. A new Usability Lab being set up in Mumbai will enable large scale Usability Testing. The UX team was awarded the ‘Dream Team Award’ for 2010, by a ‘Top 20’ Patni client.

Innovation & Research Labs

In 2010, Patni invested in establishing the Innovation and Research Labs (IRL) to create significant value for our customers through Innovative Solutions and Ideas and help build differentiators including Assets and IP for Patni. By the end of 2010, IRL’s work brought in annualized savings of $2m, besides creating impactful offerings, solutions and proof-of-concepts in Mainframe Application Modernization, Open Source, Mobility, and Cloud Technology that led to wins of $3m TCV.

IRL also undertook developing a Technology Leadership Program to breed top-notch Technology Leaders. After a stringent selection process, 11 Employees representing top Technical Talent in Patni, were taken through a rigorous

In 2010, Patni invested in establishing the Innovation and Research Labs (IRL) to create significant value for our customers through Innovative Solutions and Ideas and help build differentiators including Assets and IP for Patni.

mentoring and development program including well thought through trainings and technology interventions. It also set up a virtual Customer Solution Center — an online portal which catalogued 230+ demos/proof-of-concepts/artifacts and an “on demand” play capability of 30+ demos anytime from anywhere globally.

The Solutions & Assets Group of IRL in collaboration with the Industry Verticals and Service Lines, delivered two new Assets for Patni in 2010, namely SPRINTESTTM and Cross Reference Interrogator (CRI), with five more assets in the pipeline. SPRINTESTTM has already been deployed in four customer engagements, resulting in cost savings/productivity increase of about 40-50%.

Regional Performance

Our focus on geographical diversification continued with the setting up of a delivery center in Suzhou, China. Our focus in developing East and South East Asia has increased the revenue share of the region from 5.7% in 2009 to 7.2% in 2010.

The US region continued to be the biggest market with an 80.7% contribution to the total revenues in 2010. Patni Americas achieved a number of significant milestones during 2010 including the acquisition from Universal American Corp. of CHCS Services, Inc., a provider of insurance and healthcare services.

EMEA region’s contribution was 12.1% in 2010, as it powered forward with a number of large transformational customer deals across the region and extended its footprint across Continental Europe.

The Asia Pacific region contributed 7.2% of the total revenues. A key development was a JV pact with JR Kyushu System Solutions Inc. which helped form a new company – JR Kyushu Patni Systems, Inc., a 51:49 partnership between JRQSS and Patni Japan, respectively. Focus on the SAARC countries brought significant revenue growth in 2010.

Infrastructure

In 2010, we continued to increase our regional presence in the regions we conduct our business, and build more employee friendly facilities globally. In India, seat utilization improved 20 points from 63% to 83%; this was achieved by vacating excess space and through increased headcount. We opened our first ITO delivery (development and support) center in Suzhou, China. The state-of-the art facility with a planned capacity of 500 seats will serve the Yangtze region. It will also focus on delivering development and support services to Japanese, U.S, European and local multi-national corporations. We also opened our second delivery center in Gandhinagar, Gujarat increasing the current seating capacity of 500 to 750. The move was triggered by a recent deal signed by the company to provide Product Engineering Services (PES) and Application Development Management (ADM) services to a leading UK based enterprise.

People Initiatives

A large number of people initiatives were taken up during the year with the aim of achieving higher levels of engagement and making Patni a great place to work.

The ‘High Performance Organization’ program resulted in complete redefinition of all roles and structured career paths, which will be further aligned to various talent management practices within the company.

The Patni Academy for Competency Enhancement (PACE) and Learning & Development delivered technical, functional and behavioral training of close to 1,17,605 person days in 2010. Around 23 additional employees completed their Master’s degree through Patni-BITS collaborative program specializing in Software Engineering and Embedded Systems. Through the executive education program offered to our employees, over 70 persons successfully completed a customized Executive MBA

The combination of Patni and iGATE will create a formidable force to participate in large transformational deals with presence in multiple industry verticals, a wider set of horizontal offerings, and an expanded geographic footprint.

program from IIM-Ahmedabad and IIM-Kozhikode. Also, one of our senior leaders attended the Advanced Management Program of Harvard Business School. As part of our Global Resources in Technology (GRiT) initiative, more than 2500 GRiT employees successfully completed one or more of the certifications which included external certifications from vendors such as Microsoft, Sun, and Oracle.

Our global headcount stood at 17,642 at the close of 2010. We added 24 senior employees at the Vice-President level and above, during the year. There was a continuous thrust on improvement through focussed interventions on employee attrition, which showed significant results.

The Road Ahead

Going forward, some heavy lifting remains to be done. The integration of iGATE and Patni is a landmark event watched by the entire industry — both for the potential synergies that the transaction brings and the integration risks that a transaction of this type carries.

We are confident that the combination of the two companies will give us an entry ticket to more deals and larger deals. The combined capabilities and expertise will give us a higher win ratio than either of the two companies had, and we anticipate scale economies to benefit us and save $25-30m over the next two years. Our integrated go-to-market strategy will benefit both companies’ growth and margins. In addition, to minimize risks and ensure successful integration, we have chosen tested integration models and a committed integration leadership.

Our vision for building out version 2.0 of this combine is a robust one and should take us to a position of higher-than-industry growth rate, and industry level margins (40-41% gross margin and 25% EBITDA), over the next two years.

Regards,

/s/ Phaneesh Murthy
Phaneesh Murthy

12 May 2011

Mumbai

To,

The Members,

PATNI COMPUTER SYSTEMS LIMITED

Your Directors have pleasure in presenting their Thirty Third Annual Report together with Audited statements of Accounts for the year ended 31 December 2010.

Financial Results

	31 December 2010	31 December 2009
	( in million)	( in million)
Sales	18,913	17,349
Resulting in Profit Before Tax	7,155	5,818
Profit After Tax	6,551	5,427
Profit available for appropriation after adding to it Previous Year’s Brought Forward	26,441	20,886
Appropriated as under:
Adjustment on account of employee benefits
Transfer to General Reserve	655	543
Final Proposed Dividend on Equity Shares @ 150% (Previous Year 150%)	2	387
Special Interim Dividend on Equity Shares @ 3150%	8,244	—
Corporate Tax on above Dividend	1,370	66
Balance Carried to Balance Sheet	16,170	19,890

Board of Directors
Jai S Pathak	Phaneesh Murthy
Chairman	Chief Executive Officer &
(Independent Director)	Managing Director

Göran Lindahl	Shashank Singh
Non-executive Director	Non-executive Director

Arun Duggal	Vimal Bhandari
Independent Director	Independent Director

Executive Committee

Phaneesh Murthy Chief Executive Officer & Managing Director

Sujit Sircar Member of Executive Committee	Sunil Chitale Member of Executive Committee	Satish Joshi Member of Executive Committee

Srinivas Kandula Member of Executive Committee	Derek Kemp Member of Executive Committee	Vijay Khare Member of Executive Committee

David Kruzner	Robert Massie	Sean Narayanan
Member of Executive Committee	Member of Executive Committee	Member of Executive Committee

Business Performance

The performance of your Company during the year under report has shown improvement over the previous year. Total revenue for the year ended 31 December 2010 amounted to 18,913 million as against 17,349 million for the corresponding period last year, registering a growth of about 9%. The Company has posted the Net Profits after tax to 6,551 million as compared to 5,427 million for the corresponding period last year, registering a growth of about 21% for the year ended 31 December 2010. Even on a consolidated basis, revenues were increased in the current year 2010 by 1.33% to 31,881 million from 31,461 million in 2009. The net income increased by 6%.

Dividend

The Board of Directors of your Company, on 13 August 2010, had approved the one time ‘Special Interim Dividend’ of 63 per share, which was paid during the year.

In view of this payment of dividend, the Board of Directors do not recommend any further dividend for the year 2010.

Economic Scenario and Outlook

NASSCOM Strategic Review 2011 states that the IT-BPO sector has become one of the most significant growth catalysts for the Indian economy. In addition to fuelling India’s economy, this industry is also positively influencing the lives of its people through an active direct and indirect contribution to the various socio-economic parameters such as employment, standard of living and diversity among others. The industry has played a significant role in transforming India’s image from a slow moving bureaucratic economy to a land of innovative entrepreneurs and a global player in providing world class technology solutions and business services.

The sector is estimated to aggregate revenues of $88.1 billion in FY2011, with the IT software and services sector (excluding hardware) accounting for $76.1 billion of revenues. During this period, direct employment is expected to reach nearly 2.5 million, an addition of 240,000 employees, while indirect job creation is estimated at 8.3 million. As a proportion of national GDP, the sector revenues have grown from 1.2% in FY1998 to an estimated 6.4% in FY 2011. Its share of total Indian exports (merchandise plus services) increased from less than 4.0% in FY1998 to 26.0% in FY2011.

Export revenues are estimated to gross $ 59 billion in FY2011 accounting for a 2 million workforce.

IT services is expected to grow by about 3.5% in 2011 and 4.5% in 2012. While focus on cost control and efficiency/productivity remain, customers are also evaluating how investments in IT can impact further business goals — ROI led transformation - leading to an increase in project-based spending. Services such as virtualization, consolidation, and managed services that focus on ROI in the short term will drive opportunities in the market. Emerging Asian enterprises across multiple industries will continue to accelerate services spending in their efforts to challenge existing global MNCs. Organizations will look for alternative IT models - Cloud, on-demand services and SaaS — in order to reduce hardware infrastructure costs and provide scalability on demand.

Worldwide packaged software revenue is estimated to reach $ 297 billion in 2011, a Y-o-Y growth of over 5%, led by emerging regions, such as APAC and LATAM. These regions are expected to invest heavily in enterprise software initiatives as they continue to round out the IT infrastructure necessary to do business. Business Process Outsourcing spending is expected to be driven by analytical services, F&A and industry-specific BPO solutions.

In the future, the global IT-BPO industry is likely to go through a paradigm shift across five parameters:

Markets — Growth will be driven by new markets — SMBs, Asia, public sector and government-influenced entities which will become a priority customer base.

Customers — Customers will demand ‘transformative’ value propositions, that go beyond lower-cost replication; as technology creates virtual supply chains, customers will require a seamless experience across time zones and geographies; increasing demand for innovation and end-to-end transformation.

Service Offerings — Offerings that are high-end, deeply embedded in customer value chains will emerge. Services and delivery will become location-agnostic leading to new opportunities such as design services in manufacturing, Remote Infrastructure Management (RIM), etc. Solutions for the domestic market will be a key focus area.

Talent — Government pressures to create local jobs and the need for local knowledge will alter the employee mix - a higher proportion of non-Indians with multilingual and localized capabilities. There will be a much greater focus on ongoing development of specialized skills and capabilities.

Business Models — Driven by a focus on expertise and intellectual property, offerings will shift from piecemeal, technology-centric applications to a range of integrated solutions and higher-end services, spanning new service lines (e.g., green IT).

Suitably exploiting these emerging opportunities both in the global and domestic markets can help India reach $130 billion in IT-BPO revenues by FY2015, a CAGR of 14.0%. By FY2015, the Indian IT-BPO industry is expected to contribute about 7.0% to annual GDP and create about 14.3 million employment opportunities (direct and indirect).

Business Overview

Your Company is a leading Indian provider of information technology services. Your Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which the Company calls its global delivery model. Your Company offers its services to customers through industry-focused practices, including insurance, manufacturing retail and distribution, financial services and communications, media and utilities, and through technology-focused practices. Within these practices, your Company’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Your Company has in-depth knowledge in the industry and technology practices. Insurance, manufacturing, retail and distribution, communications, media and utilities and financial services accounted for 24.7%, 28.9%, 17.9% and 12.8% in 2008, respectively, 29.7%, 29.0%, 13.5% and 12.8% in 2009, respectively and 30.3%, 30.3%, 11.2% and 11.6% in 2010, respectively, of our revenues. Your Company’s technology practices offer research, design and development services for product engineering. Through the dedicated sales and management teams in each of its industry and technology practices, your Company believes that it is able to provide better client service, effectively cross-sell services to its existing clients and develop new client relationships.

Your Company has a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. Your Company’s customer base has increased from 239 clients as of 31 December 2006 to 297 clients as of 31 December 2010. Several of the Company’s key executives are located in its client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 93.0%, 94.0% and 94.6% of the Company’s revenues in 2008, 2009 and 2010.

Your Company has invested in new high-tech facilities, which the Company refers to as “knowledge parks”, designed for expanding our operations and training of the Company’s employees. Your Company has 243 sales and marketing personnel supported by dedicated industry specialists in 30 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Your Company’s key performance highlights are as follows:

•                  Overall revenues for CY 2010 were at US$ 701.7 million, up by 7.0% YoY as compared to US$ 655.9 million in CY 2009. Revenues for Q4 at US$ 183.0 million reflected a 2.4% growth sequentially.

•                  Net income adjusted for extraordinary items was at US$ 125.8 million for the year, higher by 28.7% against US$ 97.8 million for 2009. Net income adjusted for extraordinary items was at US$ 31.8 million for the quarter and was sequentially higher by 10.8% from US$ 28.7 million.

•                  Your Company added 19 clients during Q4 taking its total number of active clients to 297 at year-end, as compared to 272 at the end of 2009.

•                  During the year, your Company’s $1 million client relationships increased to 99 as compared to 92 in 2009. Similarly, $5 million relationships also increased to 28 as compared to 26 in 2009; and $50 million relationships increased to three as compared to two in 2009. Percentage of repeat business continued to remain high at 94.6% for the year 2010.

•                  Revenue contribution from your Company’s top customer reduced to 10.9% in 2010 from 11.9% in 2009. Concentration from Top 10 customers reduced to 48.8% in 2010 from 49.7% in 2009.

•                  Insurance and MRD (manufacturing, retail and distribution) verticals continue to be the highest contributors, generating 31.3% and 30.6%, respectively of the total revenue. In Q4 Company’s focus on expanding its service offerings continued, with the contribution of BPO increasing significantly to 9.9% from 8.2% in Q3 2010.

•                  Revenues from the Americas were at 80.7% for year 2010, while the APAC contribution increased to 7.2%.

•                  Overall utilization remained stable at 75% as compared to 2009, on a full-year basis. However, sequential utilization was lower at 72.4% from 74.0% due to planned fresher intakes.

•                  On 31 December 2010, our employee strength stood at 17,642 with an addition of approximately 1,086 employees over the last quarter and 3,647 during the last year.

Delivery Model

Your Company addresses its clients’ needs with its global delivery model, through which your Company allocates resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. Your Company believes an integral part of its delivery is its industry knowledge, which your Company refers to as its domain expertise.

Your Company refers to its own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by the Company’s trained professionals located normally at one or more of its nine offshore centers in India. Typically, at the initial stage of a project, your Company provides services through its onsite industry and technology experts and its transient onsite delivery personnel. By applying its domain wedge approach, your Company delivers solutions that can be structured to scale to suit its clients’ needs. In certain cases your Company provides dedicated offshore development centers, set up for a particular client. Through these offshore development centers your Company integrates its clients’ processes and methodologies and believe your Company is better positioned to provide comprehensive and long-term support. Your Company maximizes the cost efficiency of its service offerings by increasing the offshore portion of the work as the client relationship matures. To complement its domain wedge, your Company has aligned a majority of its sales and marketing teams to focus on specific industry sectors.

Industry Practices, Technology Practices and Service Lines

Your Company offers its services to customers through industry practices in insurance, manufacturing, retail and distribution, financial services and communications, media and utilities, as well as in other industries. Your Company also has technology practices that offer services in product engineering and for Independent Software Vendors, or ISVs. The Company’s industry practices and technology practices are complemented by its service lines, which your Company develops in response to client requirements and technology life cycles. The Company’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Sales and Marketing

Your Company’s sales teams use a multi-pronged approach to market its services. They target certain industries and service lines through focused sales executives, geographies through regional sales executives and large clients through dedicated account managers. Your Company has aligned a majority of its sales and marketing teams to focus on specific industries and geographies. In addition to its sales executives, your Company has industry experts and solution architects who complement its sales efforts by providing specific industry and service line expertise. Your Company’s sales efforts are also supported by its marketing professionals, who assist in brand-building and tracking its expertise.

Your Company’s senior management and dedicated account managers are actively involved in managing client relationships and business development through targeted interaction with multiple contacts throughout its clients’ organizations. Your Company aims to develop its client relationships into partnerships by working closely with its clients’ managers and senior executives to formulate and execute an offshore outsourcing strategy, implement engagement models that suit their particular challenges and explore new service lines.

Your Company undertakes detailed periodic reviews to identify existing and prospective clients that it believes can develop into large, strategic clients. Your Company intends to focus on adding more strategic accounts, which it defines as those who provide $5.0 million or more in annual revenues or those with whom the Company believes it has the potential to achieve such annual revenue amounts over a 24 to 30 month period. For each strategic client, a senior executive is identified and charged with managing the overall client relationship and leading periodic reviews with the client.

Your Company has 30 sales offices across North America, Europe, Japan and the rest of the Asia-Pacific region and 243 sales and marketing personnel who are supported by dedicated industry specialists. Your Company sets targets for its sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, your Company’s compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed sales targets.

Your Company’s sales and marketing professionals help promote the “Patni” brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. Your Company believes that a stronger brand will facilitate its ability to gain new clients and to attract and retain talented professionals.

Personnel & Performance

Your Company strongly believes that its ability to maintain and continue its growth depends to a large extent on its strength in attracting, developing, motivating and retaining the talent. The Company operates in seven major cities in India, which enables the Company to recruit technology professionals from different parts of the country. The key elements of the Company’s human resource management strategy include talent acquisition, learning and development, compensation and retention.

Your Company has established a work ethic based on values that transcend across its global operations. The culture is oriented to high growth and performance that allows the Company to attract, motivate and retain high quality talent worldwide. Abilities are recognized with rewards for high performance.

Your Company uses its competitive recruitment program to select talent from India’s premier engineering institutions. An adaptive business model and mature management structure allow aggressive scalability without compromising on flexibility, responsiveness and reliability of services.

Your Company employed 14,894, 13,995 and 17,642 employees as of 31 December 2008, 2009 and 2010, respectively. Out of 17,642 employees, 13,259 were software professionals as of 31 December 2010. Of these software professionals, 2,482 employees were categorized as onsite and 10,777 as offshore. The geographic breakdown for our employees as of 31 December 2010 was as follows:

Geography	Number of Employees
India	14,326
North America	2,694
Rest of the World	622
Total	17,642

Centers of Excellence

Your Company has developed internal “centers of excellence” to create expertise in emerging technologies. Your Company currently has centers of excellence that focus on middleware integration, legacy systems modernization, business intelligence, Radio Frequency Identification (RFID), process consulting and service oriented architectures based on technologies such as J2EE and .NET. For example, your Company uses its center of excellence on legacy systems modernization to develop solutions for its clients who want to maintain their current business-critical systems but at the same time want to utilize the latest technologies for new systems. Your Company partners with leading technology vendors such as IBM and Microsoft to implement technology solutions soon after they are made available in the market.

Facility Expansion

A key component of your Company’s global delivery model is the telecommunication linkages between client sites and our sites and between our distributed sites in India. Your Company has designed a global network architecture which provides client connectivity, offshore development center connectivity and internet connectivity. This network provides seamless access and uses high availability networks and advanced routing protocols for redundancy and availability. Although your Company relies on third parties, such as telecommunications providers and internet service providers to provide such services, your Company ensures that it has multiple service providers using multiple routes and media to attain high levels of redundancy, availability and performance. Your Company has dedicated teams to monitor the operations of its network operations 24 hours a day and seven days a week. Your Company uses encryption techniques for confidentiality of data as required.

Your Company’s principal executive offices are located at Mumbai, India. The Company’s North American headquarters are located in Cambridge, Massachusetts. These facilities are used primarily for management functions and support functions such as sales, marketing and general administration.

Your Company has state-of-the-art facilities in nine locations in India where our technical staff is located and which serve as our primary delivery centers. We also have imaging centers and distribution centers in the United States and in the United Kingdom for handling the digital processing of documents.

Your Company currently has capacity for approximately 18,400 professionals at these facilities. As of 31 December 2010, your Company had used approximately 75% of its existing office space in its operations.

Your Company has approximately 150,000 square feet of leased software development facilities in 5 countries outside India.

In keeping with the Company’s plans for expansion, your Company has constructed new facilities in India, which includes three knowledge parks in Chennai, Navi Mumbai and Noida. These knowledge parks have state-of-the-art infrastructure with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects with ability to provide scale and service to clients from one location. Your Company’s Noida Knowledge Park was awarded the prestigious LEED Platinum (Leadership in Energy and Environmental Design) rating jointly by the U.S Green Building Council and the Indian Green Building Council for our Green IT-BPO Centre. This makes your Company’s Knowledge Park the second largest Platinum rated building in the world, and the largest Platinum rated building outside the United States.

As of 31 December 2010, your Company had spent approximately $101.3 million on the knowledge parks. The estimated amounts (net of advances) remaining to be executed on contracts in relation to capital expenditure for the construction of various facilities, aggregated approximately to $54.5 million as of 31 December 2010 which will be executed over a three year period. Your Company anticipates that expenditures for its expansion plans will total approximately $10 to $15 million in 2011.

In continuation of its policy to have the Company’s own campus operations, your Company has acquired land in Pune, Hyderabad and Kolkata in addition to its campuses in Mumbai, Chennai and Noida. These facilities when fully built are expected to have a seating capacity for approximately 25,000 professionals.

Quality and Project Management

While quality always has been an integral part of your Company’s operations, your Company became formally certified and assessed for quality models in 1995.

Your Company started with ISO 9000-1994, underwent SEI-CMM Level 4 and 5 assessments and as of today are ISO 9001-2008 certified and are assessed for P-CMM Level 3 and SEI-CMMi Level 5. ISO 9001 is an international standard for quality management systems maintained by the International Organization for Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company’s management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). Your Company has been using the Six Sigma Program to implement process changes including the above. Your Company continuously strives to better its quality management system with the help of industry best practices and research findings. Your Company’s quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. Your Company applies sophisticated project management and solution deployment methodologies that your Company has developed to help ensure timely, consistent and accurate delivery of IT solutions to its clients.

In 2010 your Company has received the following recognitions:

•                  Listed among the ‘Best 20 Leaders in Financial Services (Insurance)’ in the 2010 Global Outsourcing 100, by IAOP.

•                  Named a ‘Niche Player’ in Gartner’s ‘Magic Quadrant for SAP ERP Implementation Service Providers’ in the North America, 2010 Report.

•                  Named a ‘Niche Player’ in Gartner’s ‘Magic Quadrant for CRM Service Providers’ in the North Americas, 2010 Report, as also in the Europe, 2010 Report.

•                  Named the ‘IT Supplier of the Year’ 2010 (for the second consecutive year) by Weyerhaeuser, a leading provider of integrated forest products.

•                  Named the ‘Best Supplier for FY 2009-2010’ by Toshiba Mitsubishi-Electric Industrial Systems Corp.

•                  Recognized as Genworth Financial’s ‘2009 Strategic Supplier of The Year’.

•                  Ranked 40th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 — 2009’ list.

•                  Listed in the ‘Global Services 100 — 2009’, instituted by Global Services and neoIT (Neogroup):

•                  Ranked 7th among ‘Top 10 best performing IT Infrastructure Service Providers’

•                  Ranked 8th among ‘Top 10 best performing IT Service Providers’.

•                  Received BPO Excellence Awards hosted by ‘Stars of the Industry’ in the categories:

•                  ‘BPO Organization of the Year’

•                  ‘Operational Excellence and Quality’

•                  ‘Social Change Agent’.

Patni ESOP 2003 (Revised 2009)

Your Company had introduced the Employees Stock Option Plan known as ‘Patni ESOP 2003’. The Plan is being administered by the Compensation and Remuneration Committee of Directors constituted as per SEBI Guidelines. The details of Options granted under the Plan are given in the Annexure to this Report.

Subsidiary Companies

The Company has wholly owned subsidiaries viz. Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, PCS Computer Systems Mexico SA de CV and Patni (Singapore) Pte. Ltd.

Patni Telecom Solutions, Inc. and CHCS Services Inc. are the subsidiaries of Patni Americas, Inc., one of the Company’s main subsidiaries. CHCS Services Inc. was acquired by Patni Americas, Inc., during the year 2010. (Effective 1 October 2010, Patni Life Sciences, Inc. has been merged with Patni Americas, Inc.)

Patni Telecom Solutions (P) Limited and Patni Telecom Solutions (UK) Limited are subsidiaries of Patni Telecom Solutions, Inc.

Patni Computer Systems (Czech) s.r.o. is the subsidiary of Patni Computer Systems (UK) Limited.

During the year 2010, Patni Computer Systems Japan Inc. and Patni Computer Systems (Suzhou) Ltd were set up as subsidiaries of Patni (Singapore) Pte. Ltd.

In view of the above and by virtue of Section 4 of the Companies Act, 1956 the Company has following subsidiaries (Collectively to be referred as “Subsidiary Companies”) i) Patni Americas, Inc.; ii) Patni Computer Systems (UK) Limited; iii) PCS Computer Systems Mexico SA de CV; iv) Patni Computer Systems GmbH; v) Patni (Singapore) Pte. Ltd.; vi) Patni Telecom Solutions, Inc.; vii) CHCS Services Inc.; viii) Patni Telecom Solutions (UK) Limited; ix) Patni Telecom Solutions (P) Limited; x) Patni Computer Systems (Czech) s.r.o.; xi) Patni Computer Systems Japan Inc.; and xii) Patni Computer Systems (Suzhou) Ltd.

The Company has been granted exemption for the year ended 31 December 2010 by the Ministry of Corporate Affairs vide its letter dated 23 February 2011 from attaching to its Balance Sheet, the individual Annual Reports of each of its Subsidiary Companies. As per the terms of the said letter, a statement containing brief financial details of the Company’s subsidiaries for the year ended 31 December 2010 is included in the Annual Report. The annual accounts of Subsidiary Companies and the related detailed information will be made available to any member of the Company / its Subsidiary Companies seeking such information at any point of time and are also available for inspection by any member of the Company / its Subsidiary Companies at the Registered Office of the Company. The annual accounts of the said Subsidiary Companies will also be available for inspection, as above, at the registered offices of the respective Subsidiary Companies.

Acquisition of Controlling Stake in the Company by iGATE

On 10 January 2011, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (“Acquirers”) have entered into the Share Purchase Agreement and Securities Purchase Agreement with the Promoters of the Company and General Atlantic Mauritius Limited (“PE Investor”) to acquire 63.04% of the then Current Equity Share Capital of the Company.

Accordingly, as required under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (“Regulations”), the Acquirers along with iGATE Corporation (“Person Acting in Concert”), under Regulation 10 and Regulation 12, made an Open Offer to acquire 27,085,565 shares representing 20%* of the diluted equity capital of the Company, at the Offer Price of 503.50 per share payable in cash.

The details of the acquisition are as follows:

1. Offer Price	503.50 per fully paid up equity share
2. Shares acquired by way of MoU or market purchases triggering the Offer (No. & %)	83,005,150 (61.29	)%*
a) Acquisition of shares from then Promoters of the Company	60,091,202
b) Acquisition of shares/ADSs from the PE Investor	22,913,948
3. Acquisition of Shares under Open Offer	27,085,565 (20	)%*
4. Size of the Offer (No. of Shares multiplied by Offer Price per Share)`	13,637,581,978
5. Post Offer shareholding of Acquirers (2+3)	110,090,715 (81.29	)%*

* Percentage shareholding calculated based on the Diluted Equity Capital.

The total valid shares tendered under the Open Offer were 34,376,254 and the total shares accepted under the said Offer are 27,085,565 amounting to an acceptance ratio of 78%.

With the above acquisition, your Company has become a subsidiary of iGATE Corporation.

Reconstitution of the Board

In accordance of the Share Purchase Agreements and Securities Purchase Agreement dated 10 January 2011, Mr. Gajendra K Patni and Mr. William O Grabe (along with Mr. Abhay Havaldar, as an alternate director) resigned as directors of the Company w.e.f. 8 February 2011.

Mr. Phaneesh Murthy and Mr. Shashank Singh were appointed as the Additional Directors of the Company w.e.f. 8 February 2011. Pursuant to provisions of Section 260 of the Companies Act, 1956, they shall hold their office till the ensuing Annual General Meeting of the Company. In view of the same, it is proposed to appoint them as directors of the Company in the forthcoming Annual General Meeting.

Mr. Pradip Shah, Mr. Ramesh Venkateswaran, Dr. Michael A Cusumano, Mr. Pradip Baijal and Mr. Louis Theodoor van den Boog have also tendered their resignations w.e.f. 12 May 2011.

Mr. Jai S Pathak and Mr. Göran Lindahl were appointed as the Additional Directors of the Company w.e.f. 12 May 2011. Pursuant to provisions of Section 260 of the Companies Act, 1956, they shall hold their office till the ensuing Annual General Meeting of the Company. In view of the same, it is proposed to appoint them as directors of the Company in the forthcoming Annual General Meeting.

The Board, at their meeting held on 12 May 2011, has appointed Mr. Jai S Pathak as the Chairman of the Board of Directors and also Chairman of the Company.

Mr. Jeya Kumar has ceased to be a Chief Executive Officer of the Company w.e.f. 12 May 2011. He also ceased to be a Director of the Company w.e.f. 12 May 2011.

Mr. Phaneesh Murthy was appointed as a Chief Executive Officer & Managing Director of the Company, subject to the statutory approvals. The resolution to this effect is being proposed at the ensuing Annual General Meeting of the Company.

In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr. Arun Duggal and Mr. Vimal Bhandari are liable to retire and eligible for reappointment in the forthcoming Annual General Meeting.

Corporate Governance

Your Company follows the principles of the effective corporate governance practices. The Clause 49 of the Listing Agreement deals with the Corporate Governance requirements with which every publicly listed Company is required to comply with. The Company has taken steps to comply with the requirements of revised Clause 49 of the Listing Agreement with the Stock Exchanges.

A separate section on Corporate Governance forming part of the Directors’ Report and certificate from the Company’s Auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the Listing Agreement is included in the Annual Report.

Particulars of Employees

Particulars of employees as required under the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, as amended, forms part of this Report. However, in pursuance of Section 219(1)(b)(iv) of the Companies Act, 1956, this Report is sent to all the Members of the Company excluding the aforesaid information and the said particulars are made available at the registered office of the Company. The members desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Fixed Deposits

Your Company has not accepted any fixed deposits from the public. As such, no amount of principal or interest is outstanding as of the balance sheet date.

Auditors

M/s B S R & Co., Chartered Accountants, the present statutory auditors of the Company holds office until the conclusion of the ensuing Annual General Meeting. M/s B S R & Co., have expressed their unwillingness to be appointed as the statutory auditors of the Company. In view of the same, the Board of Directors of the Company, on the recommendation of the Audit Committee of the Company, has proposed to appoint M/s S.R. Batliboi & Associates, Chartered Accountants as statutory auditors of the Company. Accordingly, M/s S.R. Batliboi & Associates are proposed to be appointed as the statutory auditors of the Company at the ensuing Annual General Meeting of the Company. M/s S.R. Batliboi & Associates, under section 224(1) of the Companies Act, 1956, furnished the certificate of their eligibility for appointment.

Directors’ Responsibility Statement

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:

(a)          in the preparation of the annual accounts, the accounting standards have been followed and that there is no material departure;

(b)         they, in selection of accounting policies, have consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 December 2010 and the Profit of the Company for the period 1 January 2010 to 31 December 2010;

(c)          they have taken proper and sufficient care, to their best of knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(d)         they have prepared the annual accounts on a going concern basis.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings/Outgo:

A) Conservation of Energy

Your Company consumes electricity mainly for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the Company, your Company has taken effective steps at every stage to reduce consumption of electricity.

B) Technology Absorption

This is not applicable to your Company as it has not purchased or acquired any Technology for development of software from any third party.

C) Foreign Exchange Earnings/Outgo

Earnings in Foreign Currency	31 Dec 2010
on account of:	( in million)
Export Sale	18,539
Others	51
Total Earnings	18,590
Expenditure in Foreign Currency on account of:
Traveling Expenses	133
Overseas Employment Expenses	2,586
Professional Fees & Consultancy Charges	428
Subscription & Registration Fees	2
Other Matters	171
Total Expenditure	3,320
Net Earnings in Foreign Currency	15,270

Acknowledgements

Your Directors wish to convey their appreciation to all the Company’s employees for their performance and continued support. The Directors would also like to thank all the shareholders, consultants, customers, vendors, bankers, service providers and governmental & statutory authorities for their continued support.

For and on behalf of the Board of Directors

Jai S Pathak	Phaneesh Murthy
Chairman	Chief Executive Officer &
Managing Director

Date: 12 May 2011

Annexure to the Directors’ Report – Employee Stock Options Plan (‘ESOP’)

Information as on 31 December 2010

(Currency: in thousands of Indian Rupees except share data)

			As of 31 December 2010
(a)	No. of options granted		15,739,232	*
(b)	Pricing formula		As per market price as defined in SEBI guidelines on ESOP or on face value of equity shares
(c)	Options vested		2,481,657	**
(d)	Options exercised		5,227,613
(e)	The total number of shares arising as a result of exercise of options		5,227,613
(f)	Options lapsed		4,009,671	***
(g)	Variation of terms of options		N/A
(h)	Money realized by exercise of options;		1,021,876
(i)	Total number of options in force;		6,501,948
(j)	Employee wise details of options granted during the year to:
	(I)	senior managerial personnel during the year;	Refer Table 1
	(II)	any other employee who receives a grant in any one year of options amounting to 5% or more of options granted during that year.	Refer Table 2
	(III)	identified employees who were granted options, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;	Nil

Table 1

Employee Name	Equity Options Granted
Jeya Kumar	240,500
Satish Joshi	23,180
Niket Ghate	22,600
Anil Gupta	22,600
Manish Mehta	20,000
Rajiv Ranjan	20,000
Steve Correa	20,000
Vijay Khare	12,540
Apoorva Singh	12,000
Sunil Chitale	5,660
Deepak Khosla	5,590
Ajay Chamania	1,420
Sanjiv Kapur	130

Employee Name	ADR Options Granted
Surjeet Singh	30,510
V Mathivanan	6,500
Naresh Lakhanpal	6,500
Derek Kemp	7,120

Table 2

Employee Name	Equity Options Granted
Jeya Kumar	240,500

Employee Name	ADR Options Granted
Surjeet Singh	30,510
(k) diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	46.44

(Currency: in thousands of Indian Rupees except share data)

			As of 31 December 2010
(l)		Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
		Profit for the year after taxation as reported	6,231,715
		Add: Stock based employee compensation deteremined under the intrinsic value method	345,254
		Less: Stock based employee compensation deteremined under the fair value method	403,206
		Pro-forma profit	6,173,763
	Reported earnings per equity share of 2 each	- Basic	47.90
		- Diluted	46.44
	Pro-forma earnings per equity share of 2 each	- Basic	47.45
		- Diluted	46.01
(m)		Weighted-average exercise prices and weighted-average fair values of options, for options whose exercise price equals or is less than the market price of the stock ****
		Weighted average exercise price - Equity	160.83
		Weighted average fair value - Equity	153.39
		Weighted average exercise price - ADR	$11.41
		Weighted average fair value - ADR	$10.62
(n)

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for Equity linked options which are in accordance with SEBI Guidelines on ESOP

		Dividend yield	0.60% - 1.06%
		Weighted average dividend yield	0.68%
		Expected life	3.5 - 6.5 years
		Risk free interest rates	6.81% - 7.96%
		Expected Volatility	37.69% - 42.84%
		Weighted Average Volatality	41.85%

The price of the underlying share in the market at the time of grant of options

Grant Date	Price ()
11 February 2010	471.00
3 March 2010	489.30
2 August 2010	463.65
1 October 2010	426.00
1 November 2010	467.90
10 December 2010	452.45
21 December 2010	491.05

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for ADR linked options which are in accordance with SEBI Guidelines on ESOP

Dividend yield	0.60% - 1.06%
Weighted average dividend yield	0.64%
Expected life	1.0 - 6.5 years
Risk free interest rates	0.48% - 2.93%
Expected Volatility	30.54% - 46.33%
Weighted average volatility	32.14%

The price of the underlying share in the market at the time of grant of options

		Grant Date	Price ()
		11 February 2010	$20.78
		3 March 2010	$21.37
		2 August 2010	$21.70
		1 October 2010	$19.38
(o)	Ratio of ADS to Equity Shares	1 ADR	= 2 Shares

* Including options granted to employees, who have separated.

** Net of options lapsed.

*** As per the Plan, in the event of resignation from employment, the options lapse for individual employee. However, the said options are available to the Company for reissue.

**** For options outstanding

Corporate Governance Report

Your Company has complied, in all material respects, with features of Corporate Governance Code as per Clause 49 of the Listing Agreement with the Stock Exchanges.

A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Company is furnished below.

Philosophy on Corporate Governance

A good corporate governance process aims to achieve balance between shareholders’ interest and corporate goals by providing long-term vision of its business and establishing systems that help the Board in understanding and monitoring risk at every stage of the corporate evolution process to enhance the trust and confidence of the stakeholder without compromising with laws and regulations.

The Company’s philosophy on corporate governance encompasses achieving balance between individual interests and corporate goals through the efficient conduct of its business and meeting its stakeholder obligations in a manner that is guided by transparency, accountability and integrity. Accountability improves decision-making and transparency helps to explain the rationale behind decisions and to build stakeholder confidence.

At Patni Computer Systems Limited, we strive towards excellence through adoption of best governance and disclosure practices.

A. Board of Directors

1. Composition of directors

The Board of Directors of the Company (“the Board”) has an optimum combination of executive and non-executive directors, which is in conformity with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges (“Listing Agreement”) in this regard. The Chairman of the Board is a Non-executive Independent Director. In order to ensure the independence of the Board, 50% of the Board is comprised of Independent Directors.

At present, the Board consists of six members. The relevant details in respect of the existing composition of the Board are furnished below.

Name of the director	Position/Category	Number of directorships in other companies*
Mr. Jai S Pathak (1)	Chairman	2
Mr. Phaneesh Murthy (2)	Chief Executive Officer & Managing Director	6
Mr. Göran Lindahl (3)	Non-executive Director	4
Mr. Shashank Singh (4)	Non-executive Director	1
Mr. Arun Duggal	Independent Director	13
Mr. Vimal Bhandari	Independent Director	8

(1).       Non-executive Independent Director of the Board and has been appointed as an Additional Director of the Company w.e.f. 12 May 2011 in accordance with Section 260 of the Companies Act, 1956.

(2).       Pursuant to Section 260 of the Companies Act, 1956, has been appointed as an Additional Director of the Company w.e.f. 8 February 2011 pursuant to Share Purchase Agreements and Securities Purchase Agreement dated 10 January 2011 and has been appointed as a Chief Executive Officer & Managing Director of the Company w.e.f. 12 May 2011.

(3).       Appointed as an Additional Director of the Company w.e.f. 12 May 2011 in accordance with Section 260 of the Companies Act, 1956.

(4).       Pursuant to Share Purchase Agreements and Securities Purchase Agreement dated 10 January 2011, has been appointed as an Additional Director of the Company w.e.f. 8 February 2011 under Section 260 of the Companies Act, 1956.

*                 This includes directorships held in public limited companies, foreign companies and subsidiaries of public limited companies but excludes directorships held in private limited companies.

Changes in composition of the Board since last Annual General Meeting.

•      Pursuant to the Share Purchase Agreements dated 10 January 2011 entered between each of the Promoter Groups and Pan-Asia iGATE Solutions and iGATE Global Solutions Ltd., (“Promoter Group SPAs”) and Share Purchase Agreement and Securities Purchase Agreement, both dated 10 January 2011 entered between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (“PE Investor SPAs”) to acquire substantial equity stake in the Company (“Acquisition Transaction”), Mr. Phaneesh Murthy and Mr. Shashank Singh were appointed as Additional Directors under section 260 of the Companies Act, 1956 w.e.f. 8 February 2011.

•      Pursuant to the Acquisition Transaction, Mr. Gajendra K Patni and Mr. William O Grabe resigned as Directors of the Company w.e.f. 8 February 2011. Subsequently, Mr. Narendra K Patni, Mr. Ashok K Patni, Mr. Pradip Shah, Mr. Ramesh Venkateswaran, Mr. Louis Theodoor van den Boog, Dr. Michael A Cusumano, Mr. Pradip Baijal and Mr. Jeya Kumar also resigned as Directors w.e.f. 12 May 2011.

•      Mr. Jai S Pathak and Mr. Göran Lindahl were appointed as Additional Directors under section 260 of the Companies Act, 1956.

2.     Number of Board Committees of the Company and of other companies on which directors are Member or Chairman.

			Number of board	Number of board
	Number of board	Number of board	committees of	committees of
	committees on	committees on	other companies	other companies
Name of the director	which Chairman	which Member	on which Chairman	on which Member
Mr. Jai S Pathak#	NIL	2	NIL	2
Mr. Phaneesh Murthy*	NIL	NIL	NIL	1
Mr. Göran Lindahl*	NIL	NIL	NIL	NIL
Mr. Shashank Singh*	1	NIL	NIL	NIL
Mr. Arun Duggal#	1	NIL	2	1
Mr. Vimal Bhandari#	NIL	2	2	3
Mr. Narendra K Patni**	NIL	NIL	NIL	NIL
Mr. Jeya Kumar**	NIL	NIL	NIL	NIL
Mr. Ashok K Patni**	NIL	NIL	NIL	1
Mr. Louis Theodoor van den Boog**	NIL	NIL	NIL	NIL
Mr. Pradip Shah**	NIL	NIL	1	6
Mr. Ramesh Venkateswaran**	NIL	NIL	NIL	NIL
Dr. Michael A Cusumano**	NIL	NIL	NIL	NIL
Mr. Pradip Baijal**	NIL	NIL	1	NIL
Mr. Gajendra K Patni**	NIL	NIL	NIL	1
Mr. William O Grabe**	NIL	NIL	NIL	NIL

*	Appointed pursuant to Acquisition Transaction.

#

Mr. Arun Duggal ceased to be the Chairman of the Audit Committee w.e.f. 10 February 2010. However, he was re-elected as the Chairman of the Audit Committee w.e.f. 12 May 2011. Mr. Vimal Bhandari was inducted on the Audit Committee as a Member w.e.f. 10 February 2010. Mr. Jai S Pathak was inducted as a Member of the Audit Committee w.e.f. 12 May 2011.

**	Resigned pursuant to Acquisition Transaction.

Note: (As required under the Listing Agreement)

1.    For the purpose of considering the limit of the committees on which a director can serve, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 25 of the Companies Act have been excluded.

2.    For the purpose of considering the limit on memberships of the committees, the Audit Committee and the Shareholders’ / Investors’ Grievance Committee alone are considered.

3.   Number of board meetings held and the dates on which such meetings were held:

Five board meetings were held during the year ended 31 December 2010 with a time gap of not more than four months between any two meetings and the required information as stipulated under clause 49 of the Listing Agreement was made available to the members of the Board. The dates of such board meetings were 10-11 February 2010, 28-29 April 2010, 27-28 July 2010, 13 August 2010 and 26-27 October 2010.

4.   Attendance of each director at the board meetings and the last AGM

			Annual General
	Total board meetings	Total board	Meeting on
Name of the director	held during tenure	meetings attended	23 June 2010
Mr. Jai S Pathak	NA	NA	NA
Mr. Phaneesh Murthy	NA	NA	NA
Mr. Göran Lindahl	NA	NA	NA
Mr. Shashank Singh	NA	NA	NA
Mr. Arun Duggal	5	4	X
Mr. Vimal Bhandari	5	4	X
Mr. Pradip Shah	5	4	✓
Mr. Narendra K Patni	5	4	✓
Mr. Jeya Kumar	5	4	✓
Mr. Ashok K Patni	5	4	X
Mr. Ramesh Venkateswaran	5	5	✓
Mr. Pradip Baijal	5	3	✓
Mr. Gajendra K Patni	5	3	✓
Mr. William O Grabe	5	1	X
Dr. Michael A Cusumano	5	4	X
Mr. Louis Theodoor van den Boog	5	3	X
Mr. Abhay Havaldar (Alternate Director to Mr. William O Grabe)	5	1	X

NA – Not Applicable

5. Compensation to Directors

Details of compensation paid to Directors for the year ended 31 December 2010 are as below:

(Amounts in )

		Business	Loans &
		relationship	advances
	Relationship	with the	from the
Director	with other directors	Company	Company	Sitting Fees*	Remuneration*		Commission*
Mr. Narendra K Patni	Brother of a	Erstwhile
	Mr. Gajendra K Patni and	Promoter
	Mr. Ashok K Patni		NIL	NIL	Refer note 3		NIL
Mr. Jeya Kumar	No	None	NIL	NIL	128,878,816		NIL
Mr. Gajendra K Patni	Brother of	Erstwhile
	Mr. Narendra K Patni and	Promoter
	Mr. Ashok K Patni		NIL	100,000	(3,137,393	)#	NIL
Mr. Ashok K Patni	Brother of	Erstwhile
	Mr. Gajendra K Patni and	Promoter
	Mr. Narendra K Patni		NIL	100,000	(3,137,393	)#	NIL
Mr. William O Grabe	No	Erstwhile Nominee of strategic investor	NIL	NIL	NIL		NIL

(Amounts in )

		Business	Loans &
		relationship	advances
	Relationship	with the	from the
Director	with other directors	Company	Company	Sitting Fees*	Remuneration*	Commission*
Mr. Louis Theodoor van den Boog	No	None	NIL	60,000	4,980,371	1,832,933
Mr. Arun Duggal	No	None	NIL	180,000	NIL	2,083,536
Mr. Pradip Shah	No	None	NIL	180,000	NIL	2,259,880
Mr. Ramesh Venkateswaran	No	None	NIL	180,000	NIL	2,083,536
Dr. Michael A Cusumano	No	None	NIL	160,000	NIL	1,832,933
Mr. Pradip Baijal	No	None	NIL	100,000	NIL	2,058,783
Mr. Vimal Bhandari	No	None	NIL	180,000	NIL	1,957,487

* Gross amounts subjected to applicable TDS.

# Adjustment to pension liability on account of actuarial valuations.

Notes:

1. Payment to Non-executive Directors:

During the year ended 31 December 2010, the Company paid US$ 40,000 as an annual commission to its Independent Directors as approved by the Board within the limits approved by the Members of the Company. The amount of such commission, taken together for all Non-executive Directors, did not exceed 1% of the net profits of the Company in the financial year. The Independent Directors were also paid a sitting fee of 20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board/Committee meetings. In addition to above mentioned commission, the following were entitled to a one-time annual commission as under:

• The Chairman of the Audit Committee: $10,000 p.a.

• Members of the Audit Committee: $5,000 p.a.

• The Chairman of Compensation & Remuneration Committee: $5,000 p.a.

• The Chairman of Shareholders’ / Investors’ Grievance Committee: $5,000 p.a.

The Board of Directors, at its meeting held on 12 May 2011, has revised the compensation payable to the Independent Directors, as given below:

• Base Compensation to each Independent Director: $50,000 p.a.

• Chairman of the Board of Directors: $10,000 p.a.

• Chairman of each of the other Committees of Directors: $10,000 p.a.

• The Compensation will be in the form of Commission as permitted under the provisions of the Companies Act, 1956.

• Commission will be paid on quarterly basis in equal installments.

• Overall Commission not to exceed 1% of the net profit of the Company.

•  20,000 as sitting fees for the meetings attended.

In addition to the above, the Independent Directors are also eligible for stock option grants under Company’s Stock Option Plan i.e. Patni ESOP 2003 (Revised 2009).

2. Payment to Chief Executive Officer during the year 2010:

During the year, the Company paid a remuneration to Mr. Jeya Kumar within the limits envisaged under the applicable provisions of the Companies Act, 1956. The remuneration paid was approved by the Board within the limits approved by the Members of the Company.

The breakup of the remuneration paid to him in capacity of Manager is as under:	(Amounts in )

	Fixed Components			Variable Components
	Salary, Allowances & Perquisites	PF contribution	Pension	Performance Linked Incentive	Total
Mr. Jeya Kumar	75,157,644	2,526,552	—	51,194,620	128,878,816

Mr. Jeya Kumar’s Employment Terms with regard to Notice period and Severance pay:

i) Notice Period:

Mr. Jeya Kumar’s services are terminable with three (3) months notice on either side. However, the Company may, at its sole discretion, choose to terminate his services earlier by substituting the notice period by payment of salary in lieu of the notice period.

ii) Severance Pay:

(a) Termination without Cause or voluntary termination for Good Reason: In the event that his employment with the Company is terminated without Cause at any time by the Company or for voluntary termination for Good Reason during the first 24 months of the commencement of his employment, he will be entitled to (i) receive a lump sum payment equal to 1X Annual salary plus 1X target bonus or if the termination occurs after first 24 months, he will be eligible for 1X Annual salary plus 1X average of prior two of his Annual variable compensation/bonus (the “Severance”); (ii) subject to the Patni ESOP 2003 (Revised 2009) accelerated vesting of the Stock Options/RSUs as provided in his Employment Agreement. These benefits will be given subject to compliance with all the restrictive covenants agreed by him.

(b) Termination Following a Change of Control: In the event that there is a Change of Control of the Company and the successor management terminates his employment other than for Cause or voluntary termination for Good Reason within 24 months after the Change of Control, then he will be entitled to receive, subject to the Patni ESOP Plan, acceleration of Stock Options/RSUs as provided in his Employment Agreement (which will be settled within thirty days of such event (the “Change of Control Severance”).

(c) Termination with Cause: In the event of termination with Cause, no severance payment is payable and all stock options/RSUs, whether vested or unvested, will lapse on the date of termination.

(d) Voluntary Termination: In the event of voluntary termination, no severance payment is payable and all unvested stock options/RSUs will lapse on the date of such termination.

After cessation as a Chief Executive Officer of the Company, Mr. Jeya Kumar will be compensated as per the terms of his employment agreement and the severance payment will be structured as agreed.

3. Compensation to Mr. Narendra K Patni: This was paid by Patni Americas Inc., a wholly owned subsidiary of the Company. The Compensation is as described in the financial statements of the Company and its subsidiaries.

Non-executive Directors’ Shareholding in the Company for the year ended 31 December 2010

Name of	No. of Equity Shares
Non-executive Director	as of 31 December 2010
Mr. Narendra K Patni#	20,697,998
Mr. Gajendra K Patni#	19,345,102
Mr. Ashok K Patni#	20,048,102
Mr. William O Grabe	Nil
Mr. Louis Theodoor van den Boog*	Nil
Mr. Arun Duggal	5,000
Mr. Pradip Shah	25,000
Dr. Michael A Cusumano	Nil
Mr. Ramesh Venkateswaran	16,900
Mr. Pradip Baijal	Nil
Mr. Vimal Bhandari	Nil

#shareholding includes shares held by their relatives.

* Mr. Van den Boog holds 48,002 equity shares of the Company as on 31 December 2010. This shareholding was acquired by Mr. Van den Boog through previous co-investment rights in which he invested in various General Atlantic LLC investment vehicles, including one as an investor in General Atlantic Mauritius Limited; as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited. As on 31 December 2010, he also held 48,000 ADRs pursuant to exercise of ADR Linked Stock Options under Patni ESOP 2003 (Revised 2009).

Stock Options Grant

The Company had introduced Patni ESOP 2003 for employees of the Company/subsidiaries including Non-executive directors of the Company in terms of SEBI Guidelines on ESOP. In pursuance of Patni ESOP 2003, the Company issued an initial grant of 20,000 options each to then Independent Directors on 1 July 2004 as approved by the Board at an exercise price of 254 per share. 25% of the options granted in July 2004 as mentioned above, vested each in July 2005, July 2006, July 2007 and July 2008.

The Board of Directors, at its meeting held on 26 April 2005, approved initial grant of 20,000 options to Mr. Louis Theodoor van den Boog on joining the Board and 5,000 options each to other Independent Directors, at an exercise price of 381 per share. 25% of the options granted in April 2005 as mentioned above, vested each in April 2006, April 2007, April 2008 and April 2009.

The Board of Directors, at its meeting held on 25 April 2006, approved the grant of 5,000 options each to then Independent Directors, at an exercise price of 458 per share. 25% of the options granted in April 2006 as mentioned above, vested each in April 2007, April 2008, April 2009 and April 2010.

Subsequent to listing of Company’s ADRs on New York Stock Exchange (NYSE), Members of the Company at their Annual General Meeting held on 21 June 2006, approved the amendment to Patni ESOP 2003 (“Patni ESOP 2003 - Revised 2006”) (“the Plan”) to enable the Company to issue the ADRs linked Options up to limits provided in the said shareholders resolutions.

The Board of Directors, at its meeting held on 24 April 2007, approved the grant of 5,000 options each to then Independent Directors, at an exercise price of 455 per share. 25% of the options granted in April 2007 as mentioned above vested each in April 2008, April 2009 and April 2010.

The Members of the Company, at their Annual General Meeting held on 26 June 2008, approved the amendment to the Plan to enable the Company to issue the Restricted Stock Units (RSUs) at an exercise price of 2 each under the Patni ESOP 2003 – Revised 2008 (the “Revised Plan”).

The Compensation and Remuneration Committee of Directors vide its resolution dated 25 November 2008, approved the grant of 96,000 RSUs to Mr. Louis Theodoor van den Boog, at an exercise price of 2 per share. 25% of the above mentioned RsUs have been vested in November 2009 and the balance 75% of the above mentioned RSUs were vested in April 2010.

The Compensation and Remuneration Committee of Directors vide resolution dated 10 March 2009 approved the grant of 1,500,000 Equity Linked Options at an Exercise Price of 106 per share and 350,000 RSUs at a par value of shares i.e. 2 per share to Mr. Jeya Kumar, then CEO, under the Revised Plan. The Members of the Company have also approved the above mentioned grant by passing special resolution at the Annual General Meeting held on 25 June 2009. 25% of above mentioned Equity Linked Options and 50% of RSUs have been vested in March 2010. In March 2011, another tranch of 25% of the above mentioned Equity Linked Options and the balance 50% of RSUs were vested. As mentioned earlier, there will be acceleration of vesting of the said Equity Linked Options after his cessation as a CEO of the Company.

The Members of the Company, at their Annual General Meeting held on 25 June 2009, approved the resolution in which the Board of Directors of the Company are authorized on behalf of the Company to issue and allot additional 8,000,000 Equity Shares of nominal value of 2 each to the employees of the Company (including Executive and Non-executive Directors but excluding the Promoter Directors) under a ‘Patni ESOP 2003 (Revised 2009)’ (“Revised Plan 2009”) created by the Company for the benefit of the employees, inter alia, on the terms and conditions as set out in the said Patni ESOP Plan. The Members also resolved that options granted to Non-executive Directors, including Independent Directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Revised Plan 2009.

The Board of Directors, at its meeting held on 10 February 2010, approved the grant of 20,000 options each to Mr. Vimal Bhandari and Mr. Pradip Baijal, then Independent Directors, at an exercise price of 471 each and 5,000 options each to other four Independent Directors as on said date, at the exercise price of 471 per share or US$ 20.78 per ADR, as the case may be. 25% of the options granted in February 2010 as mentioned above vested in February 2011. In respect of Mr. Arun Duggal and Mr. Vimal Bhandari, the remaining 75% of options will vest in three equal installments in February 2012, February 2013 and February 2014.

All the options which have been granted except the RSUs granted to Mr. Jeya Kumar, vest in four equal annual installments beginning one year from the date of grant. The RSUs granted to Mr. Jeya Kumar will vest in two equal annual installments beginning one year from the date of grant. The options can be exercised within five years from the date of vesting.

The Compensation & Remuneration Committee of Directors, vide resolution dated 1 October 2010, has approved grant of not exceeding 804,490 RSUs (including maximum of 125,515 ADR linked options representing 251,030 RSUs) to eligible option holders, including directors, of the Company. Out of the abovementioned grant, following directors were granted total 254,800 Equity Linked RSUs at an exercise price of 2 per share and total 4,225 ADR Linked RSUs at an exercise price of US$ Equivalent to Indian Rupees 4 per ADR, as the case may be.

Name of the	No. of RSUs
Director	Granted	Description
Mr. Arun Duggal	4,550	Equity linked
Mr. Pradip Shah	1,950	Equity linked
Mr. Ramesh Venkateswaran	2,600	Equity linked
Dr. Michael A Cusumano	2,275	ADR linked
Mr. Louis Theodoor van den Boog	1,950	ADR linked
Mr. Pradip Baijal	2,600	Equity linked
Mr. Vimal Bhandari	2,600	Equity linked
Mr. Jeya Kumar	240,500	Equity linked

The effective date for the above mentioned grant is 1 October 2010 and in respect of Mr. Arun Duggal and Mr. Vimal Bhandari, all options i.e. 100% options granted will vest after one year from the date of grant. None of the said options have been vested so far.

Code of Conduct:

Pursuant to the requirements of the Clause 49 of the Listing Agreement, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-executive Directors of the Company. The said Code has been posted on website of the Company.

All the Board Members and senior management personnel have affirmed compliance with the Code for the year 2010 and a declaration to this effect signed by the CEO of the Company is provided at the end of this report.

Tenure:

As per the provisions of the Companies Act, 1956 and the Articles of Association of the Company, two third of the total directors of the Company retire by rotation. Out of this two third, one third will be retiring at every Annual General Meeting. Accordingly, the tenure of each director is two years but they are eligible for re-appointment.

In accordance with the existing Articles of Association of the Company, Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni were permanent members of the Board. However, pursuant to the Acquisition Transaction, Mr. Gajendra K Patni has resigned as the Director of the Company w.e.f. 8 February 2011 and Mr. Narendra K Patni and Mr. Ashok K Patni have resigned as the Directors of the Company w.e.f. 12 May 2011.

Mr. Phaneesh Murthy was appointed as Additional Director under Section 260 of the Companies Act, 1956 w.e.f. 8 February 2011 pursuant to Acquisition Transaction as mentioned earlier. He was further appointed as Chief Executive Officer & Managing Director w.e.f. 12 May 2011 for the period of five years pursuant to the provisions of the Companies Act, 1956 subject to approval of Members at the ensuing Annual General Meeting and such other statutory approvals as may be required. His appointment as a Director is not liable to retire by rotation.

B. Audit Committee

1. Brief description of terms of reference

The Audit Committee was initially set up on 19 December 2001 and reconstituted on 12 November 2003 in line with then corporate governance norms. Subsequently, the Audit Committee was further reconstituted on 30 March 2005, 29 April 2008, 10 February 2010 and recently on 12 May 2011. The Audit Committee has three non-executive members, all being independent. The Chairman of the Committee is an independent director. All members of the Audit Committee are financially literate and they have accounting or related financial management expertise.

Existing Charter of the Audit Committee, including terms of reference, is as under:

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors (the “Board”) of Patni Computer Systems Limited, (the “Company”), in fulfilling its oversight responsibilities with respect to (a) the accounting and financial reporting processes of the Company, including the integrity of the audited financial statements and other financial information provided by the Company to its stockholders, the public, any stock exchange and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the Company’s independent auditors’ qualifications and independence, (d) the audit of the Company’s financial statements and the performance of the Company’s internal audit function and its independent auditors.

II. Organization

The Audit Committee shall have minimum of three Directors as its Members. All Members of the Audit Committee shall be independent Directors and shall be financially literate and at least one member shall have accounting or related financial management expertise. The Board shall appoint a chairperson of the Audit Committee and in the absence of such person, the members of the Audit Committee shall appoint one of their members present as the Chairman by a vote of the majority of the full Audit Committee. The Chairman of the Audit Committee shall be present at the Annual General Meeting of the Company to answer shareholder’s queries.

The Audit Committee may invite such of the executives, as it consider appropriate (and Particularly the CFO) to be present at the meetings of the committee, but on occasions it may also meet without the presence of any executives of the company. The CFO, head of Internal Audit and representative of the Statutory Auditor may be present as invitees for the meetings of the Audit Committee.

III. Meetings

The Audit Committee should meet at least four times in a year and not more than four months shall elapse between two meetings. The Quorum shall be either two members or one third of the members of the Audit Committee whichever is greater.

IV. Authority and Responsibilities

Subject to and in accordance with Clause 49 of the listing agreement

Description			Period
A.	With Respect to the Management

	1.	Review the annual financial statements before submission to the board for approval.	Annually

	2.	Review the quarterly financial statements before submission to the board for approval.	Quarterly

	3.	Review and discuss the major issues w.r.t accounting principles and financial statement presentations and changes in accounting principles and polices.	As appropriate

	4.	Review disagreements or audit problems, if any, for preparation of financial statements etc.	As appropriate

	5.	Review Company’s legal Compliance Report and any matters which could impact Company’s financial statements.	As appropriate

	6.	Review the Company’s Earnings press releases and other information provided to analysts and rating agencies.	As appropriate

	7.	Review and discuss w.r.t off-balance sheet transaction, arrangements, obligations etc.	As appropriate

	8.	Review steps to monitor, control and manage major financial risk and corrective measures.	As appropriate

B.	With Respect to the Independent Auditors

	1.	Appointment, compensation and oversight of the work of Independent Auditors.	As appropriate

	2.	Evaluate Performances of Independent Auditors including lead audit partner.	Annually

	3.	Ensure objectivity & independence of Independent Auditors, and receive a statement of Independence from them.	Annually

	4.	Review Appropriate Internal Quality Control procedures of Independent Auditors.	Annually

	5.	Confirm Rotation requirement of Partners & Independent Auditors and hiring of former employees of Independent Auditors.	As Appropriate

	6.	Review of any report submitted by Independent Auditors.	As Appropriate

	7.	Before commencement of Statutory Audit, review the scope & plan of work of Independent Auditors.	Annually

	8.	Post audit discussion with Independent Auditors to ascertain areas of concern.	Annually

	9.	Review Alternative Accounting treatments of Financial information reported in US GAAP and treatment advised by Independent Auditors.	As appropriate

	10.	Ensuring the quality and appropriateness of the Company’s accounting and financial disclosures.	As appropriate

C.	With Respect to the Internal Auditors

	1.	Appointment of Head of Internal Audit and review of scope of work and his responsibilities.	Annually

	2.	Review the scope & plan of work of Internal Audit Group including staffing & budget.	At least Annually

	3.	Evaluate Performance of Internal Audit Group.	At least Annually

	4.	In discussion with internal auditors Review of the adequacy of Company’s internal controls.	As appropriate

	5.	Review the process of complaints regarding internal accounting controls and auditing matters.	As appropriate

	6.	Review effectiveness of the Company’s internal control over financial reporting.	Annually

	7.	Review Management certification and disclosures.	Annually

	8.	Review on the issues raised in management letters and corrective steps.	As appropriate

	9.	Review on significant findings of the Internal Audit Group.	As appropriate

Description			Period
D.	Other

	1.	Review all related party transactions required under SEC rules and SEBI.	Annually

	2.	Examine reasons behind any substantial defaults.	As appropriate

	3.	Review the details of investment surplus fund and IPO proceeds.	As appropriate

	4.	Recommend to BOD amendment to, or waiver of, Company’s code of Ethics.	As appropriate

	5.	Review adequacy of Charter annually and review its performance.	Annually

	6.	Report regularly with respect to the quality or integrity of the Company’s financial statements & perform other activities.	As appropriate

	7.	Review the financial statements of any material non-listed Indian subsidiary.	As appropriate

V. Resources

The Audit Committee shall have the sole authority to retain or terminate consultants to assist the Audit Committee in its functions. The terms of engagement and payment terms of such consultants will be determined by the Audit Committee.

The Company Secretary shall act as the Secretary to the Audit Committee.

2. Composition, names of Members and Chairman

The Board of Directors of the Company, at its Meeting held on 12 May 2011, has inter alia, approved following changes in the composition of the Audit Committee of the Directors:

• Mr. Pradip Shah has ceased to be the Chairman of the Audit Committee.

• Mr. Arun Duggal has been appointed as the Chairman of the Audit Committee.

• Mr. Jai S Pathak has been inducted as the Member of the Audit Committee.

Accordingly, the current composition of the Audit Committee of the Company is as under:

Name of the Member	Designation	Category
Mr. Arun Duggal	Chairman	Independent Director
Mr. Vimal Bhandari	Member	Independent Director
Mr. Jai S Pathak	Member	Independent Director

3. Meetings and attendance during the year

Four meetings were held during the year ended 31 December 2010.

	Total Committee	Total
	meetings held	Committee
	during tenure	meetings
Name of the Member	of member	attended
Mr. Arun Duggal	4	3
Mr. Vimal Bhandari	3	3
Mr. Jai S Pathak	NA	NA
Mr. Pradip Shah*	4	4
Mr. Ramesh Venkateswaran*	1	1

* Mr. Pradip Shah was appointed as the Chairman of the Committee w.e.f. 10 February 2010 and ceased to be the Chairman of the Committee w.e.f. 12 May 2011. Mr. Ramesh Venkateswaran ceased to be the Member of the said Committee w.e.f. 10 February 2010.

C. Compensation and Remuneration Committee

1. Brief description of terms of reference and remuneration policy

The Compensation and Remuneration Committee was set up on 30 July 2006 by merging the Remuneration Committee and the Compensation Committee. The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

Recently, the Compensation and Remuneration Committee was further reconstituted on 12 May 2011.

The Committee has three non-executive members with all being independent and the Chairman of the Committee is an Independent Director.

2. Present Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Vimal Bhandari	Chairman	Independent Director
Mr. Jai S Pathak	Member	Independent Director
Mr. Arun Duggal	Member	Independent Director

3. Meetings and attendance during the year

Three meetings were held during the year ended 31 December 2010.

	Total Committee	Total
	meetings held	Committee
	during tenure	meetings
Name of the Member	of member	attended
Mr. Vimal Bhandari	NA	NA
Mr. Jai S Pathak	NA	NA
Mr. Arun Duggal	NA	NA
Mr. Ramesh Venkateswaran*	3	3
Dr. Michael A Cusumano*	3	3
Mr. Pradip Baijal*	3	1

*Ceased to be the members of Compensation and Remuneration Committee w.e.f. 12 May 2011.

D. Shareholders’/ Investors’ Grievance Committee

Shareholders’/Investors’ Grievance Committee was set up on 12 November 2003 and was reconstituted on 30 July 2006, 30 October 2007, 29 April 2008, 22 October 2008, 29 July 2009 and recently on 12 May 2011. The Committee consists of three directors, all being Non-executive Directors. The Chairman of the Committee is a Non-executive Director. The Committee met on 26 October 2010 to ensure timely and efficient resolving of investor complaints.

1. Name of Non-executive Director heading the Committee:

Mr. Pradip Baijal was the Chairman of the Committee for the year ended 31 December 2010. However, he ceased to be the Chairman of the Committee w.e.f. 12 May 2011.

Presently, the Committee is chaired by Mr. Shashank Singh.

2. Present Composition, names of the Members and Chairman:

Name of the Member	Designation	Category
Mr. Shashank Singh	Chairman	Non-executive Director
Mr. Vimal Bhandari	Member	Non-executive Independent Director
Mr. Jai S Pathak	Member	Non-executive Independent Director

3. Name and designation of Compliance Officer

Mr. Arun Kanakal, Company Secretary

Ackruti Softech Park, MIDC Cross Road No. 21

MIDC, Andheri (East)

Mumbai 400 093.

Tel: 91 022 6693 0500

Fax: 91 022 2832 1750

E-mail: arun.kanakal@igatepatni.com

4. Details of investors’ queries/complaints received and resolved during the year ended 31 December 2010:

This information has been provided under Shareholders’ Information.

E. General Body Meetings

1. Details of last three Annual General Meetings of the Company:

Annual General Meetings for the last three years

Date	23 June 2010	25 June 2009	26 June 2008
Location	Hotel Le Meridien, R.B.M.Road	Hotel Le Meridien, R.B.M.Road	Hotel Le Meridien, R.B.M.Road
	Behind Pune Railway Station	Behind Pune Railway Station	Behind Pune Railway Station
	Pune 411 001.	Pune 411 001.	Pune 411 001.
Time	11.30 am	11.30 am	11.30 am

2. Whether any special resolution passed in the previous three AGMs?

Yes

3. Whether any special resolution passed last year through postal ballot – details of voting pattern?

No

4. Who conducted the postal ballot?

Not Applicable

5. Whether any special resolution is proposed to be conducted through postal ballot?

No

6. Procedure for postal ballot?

Not Applicable

F. Disclosures

1. Disclosures on materially significant related party transactions that may have potential conflict with the interests of the company at large.

Disclosures regarding Related Party Transactions have been made under notes to financial statements of the Company, which forms part of this Annual Report.

2. Details of non-compliance by the Company, penalties and strictures imposed on the company by the stock exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

No penalties and strictures have been imposed on the Company by the stock exchange, SEBI or any statutory authority on any matter related to capital markets as there was no non-compliance by the Company.

3. As stated earlier, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-executive Directors of the Company. The provisions relating to Whistle blower policy have been adequately provided and no personnel has been denied access to the Audit Committee.

4. Disclosure on non-mandatory requirements:

a) Mr. Jai S Pathak, Independent Director, has been appointed as Chairman of the Company. As of now, he is not maintaining a Chairman’s Office at the Company’s expense.

None of the independent directors on the Board of the Company has served for a tenure exceeding nine years. The Company has ensured that the person who is being appointed as an independent director has the requisite qualifications and experience which would be of use to the Company and which in the opinion of the Company, would enable him to contribute effectively to the Company in his capacity as an Independent Director.

b) The Company has set up a Compensation & Remuneration Committee. Details of which is provided elsewhere in the Annual Report.

c) We publish our quarterly and half yearly results in widely circulated newspapers and also display them on our website. During the year, we also sent quarterly and half yearly results to shareholders through email.

d) The financial statements of the Company are unqualified.

e) As stated earlier, the Company has adopted a Whistle Blower Policy and has established the necessary mechanism for employees to report concerns about any malpractice, impropriety, abuse etc. The said Policy is also appropriately communicated within the Company across all levels and has been displayed on Company’s intranet and website.

G. Shareholders’ Information

Date and time of AGM	:	29 June 2011, Wednesday at 11.30 a.m.
Venue	:	The Westin Pune, 36/3B Koregaon Park Annexe, Mundhwa Road, Pune 411001.
Financial year	:	1 January 2010 to 31 December 2010
Book closure dates	:	22 June 2011 to 29 June 2011 (both days inclusive)
Registered office	:	S-1A, F-1, Irani Market Compound, Yerawada, Pune 411 006
Dividend payment date	:	Not Applicable.
Compliance officer	:	Mr. Arun Kanakal, Company Secretary is the Compliance Officer of the Company
Website address	:	www.igatepatni.com

Means of communication

The Company’s website www.igatepatni.com contains an Investors’ section containing financials, press releases, shareholding pattern, news about the Company and certain other shareholder information.

The Company has been sharing the relevant information on the “Corporate Filing and Dissemination Systems website viz. www.corpfiling.co.in ” launched by BSE and NSE.

The Securities and Exchange Commission, US (‘SEC’) maintains a website at www.sec.gov that contains all information and filings done by the registrants that make electronic filings with the SEC using its EDGAR system. The periodical filings of the Company with SEC are also available on the Company’s website.

All press releases and events can be accessed under the heading “News and Events” in Investors’ section on the Company’s website.

Financial results are generally published in Economic Times, Free Press Journal (the National newspapers), Navshakti and Maharashtra Times (Vernacular newspapers).

As required by sub-clause V of Clause 49 of the Listing Agreement, Management Discussion and Analysis is provided elsewhere in the Annual Report.

As on 31 December 2010, there were 47,768 shareholders holding our equity shares.

The Company’s shares fall under category A of scrip in BSE and are listed on the following stock exchanges:

In India:

1. Bombay Stock Exchange Limited (BSE)

Phiroze Jeejeebhoy Towers

Dalal Street, Fort

Mumbai 400001.

Tel: 91 22 2272 1233/1234

Fax: 91 22 2272 1919

Website: www.bseindia.com

2. National Stock Exchange of India Limited (NSE)

Exchange Plaza

Plot No. C/1, G Block

Bandra Kurla Complex, Bandra (E)

Mumbai 400 051.

Tel: 91 22 2659 8235/36

Fax: 91 22 2659 8237/38

Website: www.nseindia.com

Outside India:

The Company’s ADSs are listed on:

The New York Stock Exchange (NYSE)

11 Wall Street, New York, NY 10005.

Tel: +1 212 6563000

Website: www.nyse.com

Listing fees for the year 2010-11 have been paid to the stock exchanges where the Company’s shares are listed.

Stock code:

BSE	:	532517
NSE	:	PATNI
ISIN nos. in NSDL and CDSL	:	INE660F01012
NYSE (ADR)	:	PTI
Telerate Code/Moneyline code	:	BSE - IN;PQS
NSE - IN;PQSN
NYSE - US;NYA

Reuters:

Symbol	Company Name	Prime Exchange
PTNI.NS	PATNI COMPUTER SYSTEMS LTD	NSE
PTNI.BO	PATNI COMPUTER SYSTEMS LTD	BSE
PTI.N	PATNI COMPUTER SYSTEMS LTD	New York Stock Exchange

Bloomberg Code: PATNI:IN, PTI:US.

Dematerialization of equity shares

The Company’s shares are under compulsory dematerialization list and can be transferred through depository system. The Company has entered into a tripartite agreement with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) to facilitate the dematerialization of shares. As on 31 December 2010, 99.99% shares were held in electronic form.

Contact Details

For queries regarding shares:

Registrar and Transfer Agent

Karvy Computershare Private Limited

Unit: Patni Computer Systems Limited

Plot No.17-24, Vittal Rao Nagar, Madhapur

Hyderabad 500 081, India.

Tel: 91 40 2342 0815-820

Fax: 91 40 2342 0814

Email: igkcpl@karvy.com

Company Secretary and Compliance Officer

Arun Kanakal

Patni Computer Systems Limited

Ackruti Softech Park

MIDC Cross Road No. 21

Andheri (East), Mumbai 400093.

Tel: 91 22 6693 0500

Email: investors.redressal@igatepatni.com

Queries relating to Financial Statements

Tanmoy Chowdhury

Patni Computer Systems Limited

Ackruti Softech Park

MIDC Cross Road No. 21

Andheri (East), Mumbai 400093.

Tel: 91 22 6693 0500

Email: investors.redressal@igatepatni.com

Investor correspondence in the U.S.

Gaurav Agarwal

Patni Computer Systems Limited

One Broadway

Cambridge MA 02142.

Tel: +1 617 914 8360

Email: ir@igatepatni.com

Name and address of the Depositary Bank for the purpose of ADS

The Bank of New York Mellon Investor Services

C/o BNY Mellon Shareowner Services

P.O. Box 358016

Pittsburgh, PA 1525-8016

Toll Free: 1 888 BNY ADRS

International: +1 201 680 6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com\shareowner

Name and address of the Custodian in India for the purpose of ADS

The Hongkong and Shanghai Banking Corporation Ltd

Custody and Clearing

HSBC Securities Services

2nd Floor, ‘Shiv’, Plot No 139-140 B

Western Express Highway, Sahar Road Junction

Vile Parle (E), Mumbai 400 057.

Tel: 91 22 4035 7637/40/49/27

Fax: 91 22 4035 7469/70

Dividend

The Board of Directors had approved a ‘Special Interim Dividend’ of 63 per equity share of 2 each in their meeting held on 13 August 2010; this was paid during the year. The Board has not recommended any further dividend for the year ended 31 December 2010.

Patni Insider Trading Policy

The Company has implemented an Insider Trading Policy to comply with all relevant Insider Trading Regulations. In accordance with the policy, the Company announces quiet period for designated employees from time to time.

The Company has a policy of observing a ‘quiet period’ from the last day of the end of the quarter till two trading days after the financial results are published. The Company may also announce ‘quiet period’ during and after the occurrence of certain events mentioned in the Insider Trading Policy.

The Company is continuously monitoring compliance under its Insider Trading Policy.

Details of complaints received and resolved from 1 January 2010 to 31 December 2010

Complaints	Received	Attended to	Pending
Non-Receipt of Dividend Warrants	343	343	0
Non-Receipt of Annual Report	32	32	0
Non-Receipt of Securities	2	2	0
Non-Receipt of Refund Order	11	11	0
Non- Receipt of Electronic Credit	1	1	0
Receipt of Refund Orders/Dws for corrections	0	0	0
Complaints Received from SEBI	9	9	0
Complaints Received from Stock Exchanges	0	0	0
Total	398	398	0

Shareholding Pattern as on 31 December 2010

Category	Number of Shares	% to Total
Promoters and Relatives of Promoters	60,091,202	45.72
Mutual Funds/UTI	3,223,035	2.45
Financial Institutions/Banks	1,663,608	1.27
Insurance Companies	978,400	0.74
Foreign Institutional Investors	17,577,937	13.38
Bodies Corporate	2,758,965	2.10
Individuals	4,423,711	3.36
NRIs	239,907	0.18
Foreign Corporate Bodies	2,752,081	2.09
Directors	46,900	0.04
Trusts and Clearing Members	165,137	0.12
Shares underlying ADRs*	37,397,698	28.46
Others	100,499	0.09
Total	131,419,080	100.00

* Includes 20,161,868 underlying shares then held by Bank of New York for General Atlantic Mauritius Limited being the beneficiary.

Market Price Data

Monthly highs, lows and volumes for the Year 2010

	BSE			NSE			Total Volume
	High	Low	Volume	High	Low	Volume	(BSE+NSE)
Month			Nos.			Nos.	Nos.
January, 2010	526.70	437.00	1,295,258	529.90	436.00	5,641,682	6,936,940
February, 2010	499.95	438.00	1,144,888	497.20	438.00	5,156,896	6,301,784
March, 2010	593.00	470.00	1,133,191	594.00	470.00	6,039,856	7,173,047
April, 2010	584.00	524.55	786,066	581.10	523.40	5,252,815	6,038,881
May, 2010	623.90	469.95	1,919,130	624.80	530.05	10,850,830	12,769,960
June, 2010	603.00	493.00	2,254,774	602.70	486.35	12,146,752	14,401,526
July, 2010	624.00	450.50	2,488,449	543.40	458.00	10,483,071	12,971,520
August, 2010	554.65	442.10	11,938,359	554.80	431.90	44,339,912	56,278,271
September, 2010	468.00	412.55	1,607,316	470.00	411.00	9,082,987	10,690,303
October, 2010	480.00	417.00	1,876,821	485.00	416.10	9,566,722	11,443,543
November, 2010	509.50	442.10	2,090,367	508.75	442.00	10,470,546	12,560,913
December, 2010	505.00	426.90	2,548,078	503.00	426.00	10,546,724	13,094,802

Market movement

Stock market data relating to equity shares listed in India

Chart on Patni share price Vs. Sensex and Nifty from 1 January 2010 to 31 December 2010

Patni Price Vs. Sensex

Patni Price Vs. Nifty

Distribution of shareholding as on 31 December 2010

No. of equity shares held		No. of shareholders	%	No. of shares	%
1	- 5000	47,450	99.33	4,448,423	3.38
5001	- 10000	100	0.21	729,423	0.56
10001	- 20000	55	0.12	771,693	0.59
20001	- 30000	31	0.06	749,001	0.57
30001	- 40000	11	0.02	380,439	0.29
40001	- 50000	12	0.03	533,521	0.41
50001	and above	109	0.23	123,806,580	94.21
Total		47,768	100.00	131,419,080	100.00

Outstanding ADRs

Our ADRs are traded on the NYSE under the ticker symbol “PTI”. As of 31 December 2010, Outstanding ADRs are 8,617,915. Each ADR represents two underlying Equity Shares.

We had entered into a Deposit Agreement dated 15 July 2002 with The Bank of New York, the Depositary. Pursuant to the said Deposit Agreement, we have deposited 20,161,868 equity shares of 2 each with the Depositary. The Depositary has executed and delivered to General Atlantic Mauritius Limited (“GAML”) 20,161,868 ADRs representing such equity shares where each ADR represents one equity share of 2 per share. Subsequent to the Acquisition Transaction the abovementioned ADSs will now be transferred to Pan – Asia iGATE Solutions (“iGate Mauritius”).

The addresses of offices/locations are given elsewhere in this Annual Report.

ANNUAL DECLARATION BY CEO PURSUANT TO CLAUSE 49(1)(D)(ii) OF THE LISTING AGREEMENT

As per the requirements of Clause 49(I)(D)(ii) of the Listing Agreement, I, Phaneesh Murthy, Chief Executive Officer & Managing Director of the Company, hereby declare that all the Board Members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Business Conduct and Ethics for the year 2010.

Sd/-

Phaneesh Murthy

Chief Executive Officer & Managing Director

Date: 12 May 2011

Auditors’ Certificate on Corporate Governance

To the Members of Patni Computer Systems Limited

We have examined the compliance of the conditions of Corporate Governance by Patni Computer Systems Limited (‘the Company’) for the year ended on 31 December 2010, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of the conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For B S R & Co.

Chartered Accountants

Firm’s Registration No: 101248W

Natrajh Ramakrishna

Partner

Membership No: 032815

Mumbai

18 May 2011

PATNI COMPUTER SYSTEMS LIMITED

The Board of Directors

Patni Computer Systems Limited

Ackruti, MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093.

Sub: Certification by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) on Financial Statements of the Company for the year ended 31 December 2010

We, Jeya Kumar, Chief Executive Officer (CEO) and Surjeet Singh, Chief Financial Officer (CFO), of Patni Computer Systems Limited, certify that:

a)              We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

i.                  these financial statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

ii.               these statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

b)             There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company’s code of conduct.

c)              We are responsible for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

d)             We have indicated to the auditors and the Audit committee:

i.                  significant changes in internal control over financial reporting during the year;

ii.               significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

iii.            instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting.

For Patni Computer Systems Limited

Jeya Kumar	Surjeet Singh
Chief Executive Officer	Chief Financial Officer

Place: Mumbai
Date: 8 February 2011

Financial Section

PATNI COMPUTER SYSTEMS LIMITED

Standalone Financials under Indian GAAP

Auditors’ Report

To the Members of

Patni Computer Systems Limited

We have audited the attached Balance Sheet of Patni Computer Systems Limited (‘the Company’) as at 31 December 2010, the Profit and Loss Account and the Cash Flow Statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (“the Act”), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

a)              we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;

b)             in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c)              the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)             in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in subsection (3C) of Section 211 of the Act;

e)              on the basis of written representations received from the directors of the Company, as at 31 December 2010 and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 December 2010 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act; and

f)                in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

i)                 in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2010;

ii)              in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

iii)           in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For B S R & Co.

Chartered Accountants

Firm’s Registration No: 101248W

Natrajh Ramakrishna
Mumbai	Partner
9 February 2011	Membership No: 032815

Annexure to the Auditors’ Report

(Referred to in our report of even date)

1                  a)              The Company has maintained proper records showing full particulars, including quantitative details and situation, of fixed assets.

b)             The Company has a regular programme of physical verification of its fixed assets, by which all fixed assets are verified in a phased manner over a period of three years. During the current year, as part of a cyclical plan, the Company has carried out physical verification of certain fixed assets and no material discrepancies were noticed upon such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

c)              Fixed assets disposed off during the year were not substantial and, therefore, do not affect the going concern assumption.

2                  The Company is a service company, primarily rendering IT consulting and software development services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

3                  The Company has neither granted nor taken any loans, secured or unsecured, to/from companies, firms or other parties covered in the register maintained under Section 301 of the Act.

4                  In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets and with regard to sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5                  a)              In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act, have been entered in the register required to be maintained under that section.

b)             In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (a) above and exceeding the value of 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

6                  The Company has not accepted any deposits from the public.

7                  In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8                  The Central Government has not prescribed the maintenance of cost records under Section 209(1) (d) of the Act, for any of the services rendered by the Company.

9                  a)              According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Employees’ State Insurance, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty, and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Excise duty and Investor Education and Protection Fund.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 December 2010 for a period of more than six months from the date they became payable, other than dues of value added taxes amounting to 5,905 thousands for 2009-2010 for foreign branches.

There were no dues on account of Cess under section 441A of the Act, since the date from which the aforesaid section comes into force has not yet been notified by the Central Government.

PATNI COMPUTER SYSTEMS LIMITED

b)             According to the information and explanations given to us, there are no undisputed amounts payable in respect of Wealth tax, Service tax, Customs duty, Sales tax and other material statutory dues as at 31 December 2010 for a period of more than six months from the date they became payable.

According to the information and explanations given to us, the following dues of Income-tax have not been deposited by the Company on account of disputes:

		Demand	Amount paid		Forum where
Name of	Nature of	( in	( in		dispute is
statute	dues	thousands)	thousands)	Period	pending
Income tax Act, 1961	Income tax	273,858	—	Assessment year 2002-03	Income Tax Appellate Tribunal

Income tax Act, 1961	Income tax	458,664	66,000	Assessment year 2003-04	Commissioner of Income Tax Appeals (Demand stayed)

Income tax Act, 1961	Income tax	17,895	—	Assessment year 2003-04	Commissioner of Income Tax Appeals

Income tax Act, 1961	Income tax	630,166	—	Assessment year 2004-05	Income Tax Appellate Tribunal

Income tax Act, 1961	Income tax	1,132,950	239,072	Assessment year 2005-06	Commissioner of Income tax Appeals (Demand stayed)

Income tax Act, 1961	Income tax	1,261,827	—	Assessment year 2006-07	Income tax Appellate Tribunal

10            The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11            The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year.

12            The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13            In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.

14            According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

15            According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

16            The Company did not have any term loans outstanding during the year.

17            According to the information and explanations given to us, and on an overall examination of the balance sheet of the Company, we report that funds raised on short-term basis have not been used for long term investment.

18            The Company has not made any preferential allotment of shares to companies/ firms/ parties covered in the register maintained under Section 301 of the Act.

19            The Company did not have any outstanding debentures during the year.

20            We have verified the end-use of money raised by public issue as disclosed in note 29 to the financial statements. The Company has not raised any money by public issues during the year.

21            According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

For B S R & Co.
Chartered Accountants
Firm’s Registration No: 101248W

Natrajh Ramakrishna
Mumbai	Partner
9 February 2011	Membership No: 032815

Balance Sheet as at 31 December 2010

(Currency:  in thousands except share data)

	Note	2010	2009
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	262,838	258,252
Stock options outstanding		242,335	118,828
Reserves and surplus	4	29,167,937	31,660,399
		29,673,110	32,037,479
Loan funds
Secured loans	5	9,773	9,447
Deferred tax liability, net	17	61,770	51,401
		29,744,653	32,098,327
APPLICATION OF FUNDS
Fixed assets
Gross block	6	11,193,975	10,845,555
Less: Accumulated depreciation		5,242,957	4,773,617
Net block		5,951,018	6,071,938
Capital work-in-progress (Includes capital advances)		921,092	1,336,582
		6,872,110	7,408,520
Investments	7	18,350,292	22,673,955
Deferred tax asset, net	17	—	118,363
Current assets, loans and advances
Sundry debtors	8	3,727,779	3,395,803
Cash and bank balances	9	1,669,793	1,040,456
Unbilled Revenue		724,446	354,596
Loans and advances	10	3,136,299	1,917,602
		9,258,317	6,708,457
Less: Current liabilities and provisions
Current liabilities	11	3,102,934	2,763,141
Provisions	12	1,633,132	2,047,827
		4,736,066	4,810,968
Net current assets		4,522,251	1,897,489
		29,744,653	32,098,327

The accompanying notes form an integral part of this Balance Sheet.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No: 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

PATNI COMPUTER SYSTEMS LIMITED

Profit and Loss Account for the year ended 31 December 2010

(Currency:  in thousands except share data)

	Note		2010		2009
INCOME
Sales and service income			18,912,725		17,348,606
Other income	13		2,155,013		692,590
			21,067,738		18,041,196
EXPENDITURE
Personnel costs	14		9,462,208		8,124,686
Selling, general and administration costs	15		3,487,841		3,111,379
Depreciation	6		919,056		919,884
Less: Transfer from revaluation reserve	4		81		81
Interest costs	16		43,355		67,453
			13,912,379		12,223,321
Profit for the year before taxation			7,155,359		5,817,875
Provision for taxation	17	1,359,649		810,754
MAT credit entitlement	17	(754,755)		(434,179)
Net provision for taxation			604,894		376,575
Provision for taxation - Fringe benefits			—		13,984
Profit for the year after taxation			6,550,465		5,427,316
Profit and loss account, brought forward			19,890,408		15,459,042
Amount available for appropriation			26,440,873		20,886,358
APPROPRIATIONS
Proposed Dividend on equity shares			2,221		387,383
Special Interim Dividend on equity shares			8,244,435		—
Dividend tax			1,369,675		65,836
Transfer to general reserve			655,046		542,731
Profit and loss account, carried forward			16,169,496		19,890,408
Earnings per equity share of 2 each
- Basic			50.35		42.32
- Diluted			48.77		41.47
Weighted average number of equity shares outstanding during the year (Refer note 21)
- Basic			130,101,442		128,254,916
- Diluted			134,301,067		130,878,553

The accompanying notes form an integral part of this Profit and Loss Account.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No: 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

Cash Flow Statement for the year ended 31 December 2010

(Currency:  in thousands except share data)

	2010	2009
Cash flows from operating activities
Profit before taxation	7,155,359	5,817,875
Adjustments:
Depreciation, net of transfer from revaluation reserve	918,975	919,805
(Profit)/Loss on sale of fixed assets, net	(488)	11,441
Profit on sale of investments, net	(251,872)	(471,493)
Loss/(Profit) on revaluation of investments	4,110	(28)
ESOP Compensation Cost	235,586	118,560
Dividend income	(509,735)	(481,407)
Interest income	(61,536)	(23,266)
Interest expense	627	893
Provision for doubtful debts and advances	10,697	13,885
Deferred cancellation gains relating to roll-over cash flow hedges	(5,929)	202,686
Unrealised foreign exchange gain	(37,642)	(327,143)
Operating cash flows before working capital changes	7,458,152	5,781,808
(Increase)/Decrease in sundry debtors	(365,466)	2,030,487
(Increase)/Decrease in unbilled revenue	(369,846)	181,860
Increase in loans and advances	(284,158)	(176,506)
Increase in Advance Billings	58,188	32,396
(Decrease)/Increase in Sundry Creditors-others	(3,125)	74,107
Increase/(Decrease) in Advance from Customers	2,865	(26,621)
Increase/(Decrease) in payables to subsidiary companies	116,359	(913,606)
Increase in other liabilities	199,843	118,807
Decrease in Provision for retirement benefits	(6,736)	(45,606)
Cash generated from operations	6,806,076	7,057,126
Income taxes paid (including Fringe Benefit Tax)	(1,341,767)	(884,934)
Net cash provided by operating activities (A)	5,464,309	6,172,192
Cash flows from investing activities
Purchase of fixed assets	(381,177)	(779,267)
Sale of fixed assets	22,476	12,076
Purchase of non trade investments	(83,890,268)	(52,361,488)
Investments in Subsidiary Companies	(999,465)	(291,273)
Sale of non trade investments	89,461,157	46,972,275
Dividend received	509,735	481,407
Interest received	66,358	14,890
Net cash provided/(used in) investing activities (B)	4,788,816	(5,951,380)

PATNI COMPUTER SYSTEMS LIMITED

Cash Flow Statement (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

	2010	2009
Cash flows from financing activities
Issue of equity shares	444,872	259,257
Dividend paid, including dividend tax	(10,068,358)	(449,341)
Interest paid	(627)	(893)
Proceeds from finance lease obtained	7,157	2,786
Finance lease obligations repaid	(6,832)	(10,886)
Net cash used in financing activities (C)	(9,623,788)	(199,077)
Net increase in cash and cash equivalents during the year (A+B+C)	629,337	21,735
Cash and cash equivalents at the beginning of the year	1,040,456	1,018,721
Cash and cash equivalents at the end of the year (refer note 9)	1,669,793	1,040,456

Notes to the Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2010	2009
Cash in hand	2,609	2,335
Money In Transit	411,669	—
Cheques in hand	14,533	—
Balance with scheduled banks:
- in current accounts	201,264	391,578
- in term deposit account	500,475	475
Balance with Non-scheduled banks:
- in current accounts	539,243	646,068
	1,669,793	1,040,456

The accompanying notes form an integral part of this cash flow statement.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No: 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

Notes to the Financial Statements for the year ended 31 December 2010

(Currency:  in thousands except share data)

1                                         Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a private limited company into a public limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of 2 each fully paid-up.

Patni owns 100 % equity interest in Patni Americas, Inc. (formerly Patni Computer Systems, Inc.), a company incorporated in USA, Patni Computer Systems (UK) Limited (Patni UK), a company incorporated in UK, Patni Computer Systems GmbH, a company incorporated in Germany. In April 2003, Patni Americas, Inc., USA acquired 100 % equity interest in The Reference Inc, a company incorporated in USA. In November 2004, Patni Americas, Inc. acquired 100 % equity in Patni Telecom Solutions Inc - USA and its subsidiaries. In July 2007, Patni Americas, Inc. acquired Patni Life Sciences Inc., (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, U.S.A, for consideration in cash. Effective 1 October 2010, Patni Life Sciences Inc. has been merged with Patni Americas, Inc., USA. In June 2010, Patni Americas Inc. acquired CHCS Services Inc.,a company incorporated in Florida, U.S.A, for consideration in cash. In July 2010, CHCS Services Inc., opened a branch office in Noida. Patni Computer Systems Brasil Ltda., a company incorporated in Brazil has been dissolved in October 2010.

In July 2007, Patni UK acquired business and assets of Logan Orviss International (‘LOI’), a European telecommunications consulting services company in a business combination. In March 2008, Patni UK has set up a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008, the company has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA de CV. Patni also operates through foreign branch offices in USA, Japan, Sweden, Korea, Netherlands, Australia, Finland, Turkey, Ireland, Romania and Switzerland. In June 2009, the company has set up a 100% subsidiary in Singapore named Patni (Singapore) Pte Limited. In April 2010, Patni (Singapore) Pte Limited opened a foreign branch office in Malaysia. In June 2010, Patni (Singapore) Pte Limited has set up a 100% subsidiary in Japan named Patni Computer Systems Japan Inc. In June 2010, Patni Computer Systems Japan Inc. has entered into Joint Venture Agreement (49% stake) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on 1st July 2010. In August 2010 Patni UK opened a branch office in Ireland. In August 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems (Suzhou) Co., Ltd. In November 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems Software (Dalian) Limited.

Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology services (comprising independent software vendors and product engineering). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

2                                         Significant accounting policies

2.1                               Basis of preparation of financial statements

The accompanying financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (‘SEBI’) and Generally Accepted Accounting Principles (‘GAAP’) in India, under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’) and relevant provisions of Companies Act, 1956, to the extent applicable.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

2.2                               Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

(‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below :-

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3-5
Furniture and fixtures	8
Office equipments	5
Vehicles	4-5

Fixed Assets individually costing upto 5000, are depreciated over a period of 12 month from the date of purchase.

2.3                               Impairment of Assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.4                               Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense on straight line basis in the profit and loss account.

2.5                               Revenue and cost recognition

The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation, satellite link costs and foreign travel costs. Selling, general, and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the year in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the year in which the revisions are determined.

The asset, “unbilled revenue”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

Revenue on maintenance contracts is recognized rateably over the term of maintenance. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified year. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the years that the related revenues are earned, as services performed during set up year do not result in the culmination of a separate earnings process.

The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

revenue on the related transactions is allocated to the services that will be delivered in future.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Dividend income is recognized when the Company’s right to receive dividend is established. Interest income is recognized on the time proportion basis.

2.6                               Employee retirement and other benefits Provident fund

In accordance with Indian regulations, all employees of Patni receive benefits from a provident fund, which is a defined contribution retirement plan. Contributions to the provident fund are charged to the consolidated profit and loss account in the period in which the contributions are incurred.

Gratuity

Patni provides for gratuity, a defined benefit retirement plan (the “Gratuity”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employee, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation carried out by an independent actuary at the balance sheet date using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. Based upon actuarial valuation, the Company contributes all the ascertained liabilities to the Patni Computer Systems Employees Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law. Actuarial gains and losses are recognised immediately in the profit & loss account.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five in respect of Founder directors of Patni India and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. The plan is not funded. Actuarial gains and losses are recognised immediately in the profit & loss account.

Others

The Company’s liabilities towards compensated absences are determined on the basis of valuations, as at balance sheet date, carried out by an independent actuary using Projected Unit Credit Method. Actuarial gain and losses comprise experience adjustments and the effects of changes in actuarial assumption and are recognised immediately in the profit and loss account.

Patni provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. Patni makes provision for such compensated absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

2.7                               Foreign currency transactions India Operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognised in the profit and loss account. Non monetary foreign currency items which are carried in terms of historical cost are reported using the exchange rate at the date of transactions.

Foreign branch office operations

Income and Expenditure other than depreciation costs are translated into the reporting currency at the prevailing exchange rates at the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from translation of items, in the financial statements of the foreign branches is recognised in the profit and loss account.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

2.8                               Derivative and hedge accounting

The Company enters into forward foreign exchange contracts / option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on forecasted transactions. The Company enters into derivative financial instruments, where the counterparty is a bank.

In December 2007, the ICAI issued AS 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after 01 April 2009 and mandatory in respect of accounting periods commencing on or after April 1, 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged. AS 30, along with limited revision to other accounting standards has currently not been notified pursuant to Companies (Accounting Standards) Rules, 2006.

On January 1, 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003). The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, will stand withdrawn only from the date AS 30 becomes mandatory (01 April 2011 for the Company). Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 — relating to Contingencies, AS 11 — relating to forward contracts and AS 13 until AS 30 becomes mandatory.

Effective 01 January 2008, based on the recognition and measurement principles set out in the AS 30, changes in the fair values of derivative financial instruments designated as cash flow hedges were recognized directly in shareholders’ fund and reclassified into the profit and loss account upon the occurrence of the hedged transaction. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognized in the profit and loss account as they arose.

2.9                               Investments

Long-term investments are stated at cost, and provision for diminution is made when in the management’s opinion there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.10                        Taxation

Income tax expense comprises of current tax expense and deferred tax expense or credit computed in accordance with the relevant provisions of the Income Tax Act 1961. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act, 1961. The Fringe Benefit Tax has been abolished from 1 April 2009.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment rate. Deferred tax assets in respect of carry forward losses are recognized only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Minimum Alternate Tax (‘MAT’) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognised as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2011. The Company also benefits from tax holidays for the export of IT services from Special Economic Zone, (‘SEZ’) in India. For units started in a SEZ, the profits of the unit are eligible for 100% tax holiday for first 5 years, and then 50% tax holiday for the next 5 years on fulfillment of certain conditions. These unit will enjoy the above tax holiday from the time they start operations until their sun set clause. In 2008, the Company started such a unit in the Noida Special Economic Zone. During the year the Company has started a unit at Gandhinagar.

In this regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

differences, which originate first are considered to reverse first.

2.11                        Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the year by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.12                        Provisions and contingent liabilities

The Company creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

2.13                        Employee stock options

The Company determines the compensation cost based on intrinsic value method. The compensation cost is amortised on a straight line basis over the vesting period.

3                                         Share capital

	2010	2009
Authorised
250,000,000 (2009: 250,000,000) equity shares of 2 each	500,000	500,000
Issued, subscribed and paid - up
131,419,080 (2009: 129,126,032) equity shares of 2 each fully paid	262,838	258,252
	262,838	258,252

1)              Of the above, 14,500,000 equity shares of 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating 29,000.

2)              In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of 10 each into 5 equity shares of 2 each.

3)              The above also includes 46,867,500 equity shares of 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating 93,735.

4)              In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account.  In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating 3,301, has been transferred from general reserve to capital redemption reserve.

5)              In August 2003, the Company allotted 37,140,283 equity shares of 2 each as fully paid bonus shares by capitalization of share premium aggregating 74,281.

6)              In February 2004, Patni made an initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard, equity shares of 2 each were issued at a premium of 228 aggregating 3,085,496.

7)              In December 2005, Patni issued 6,156,250 American Depository Shares (‘ADSs’) representing 12,312,500 equity shares of 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of 5,739,262. Each ADS represents two equity shares of 2 each fully paid-up.

8)              In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of 325 per equity share, for an aggregate amount upto 2,370,000. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (‘Buy Back Regulations’), for which necessary public announcements were made in April 2008.

During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

for an aggregate consideration of 2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of the section 77A of the Companies Act, 1956. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating 21,914, has been transferred from general reserve to capital redemption reserve which can be utilized only for the purpose of issuing fully paid bonus shares of the Company. (Refer note 4)

9)     Refer note 24 for employee stock options exercised during the year.

4      Reserves and surplus

	2010	2009

Building revaluation reserve
- Balance brought forward	1,191	1,272
- Transfer to profit and loss account	(81)	(81)
	1,110	1,191
Capital redemption reserve
- Balance carried forward	275,215	275,215
Share premium
- Balance brought forward	8,882,651	8,625,435
- Share premium received on issue of equity shares	552,365	257,216
	9,435,016	8,882,651
Hedging Reserve	47,127	26,007
General reserve
- Balance brought forward	2,584,927	2,042,196
- Transfer from Profit & Loss account	655,046	542,731
	3,239,973	2,584,927
Profit and loss account, balance carried forward	16,169,496	19,890,408
	29,167,937	31,660,399

5      Secured loans

	2010	2009
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22)	9,773	9,447

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6      Fixed assets

			Buildings		Computers
			and		and other			Furniture		Total as at	Total as at
	Land	Land	leasehold	Computer	service	Electrical	Office	and		31 December	31 December
	(Freehold)	(Leasehold)	improvements	software	equipments	installations	equipments	fixtures	Vehicles	2010	2009
Gross block
As at 1 January 2010	171	828,792	3,858,753	1,440,018	1,970,687	874,530	906,450	909,305	56,849	10,845,555	9,459,708
Additions(2)	—	15,737	(7,725)	583,892	168,661	16,464	21,514	14,423	7,157	820,123	1,748,109
Deletions	—	—	41,536	—	257,291	40,899	63,432	50,189	18,356	471,703	362,262
As at 31 December 2010	171	844,529	3,809,492	2,023,910	1,882,057	850,095	864,532	873,539	45,650	11,193,975	10,845,555
Accumulated depreciation
As at 1 January 2010	—	24,706	419,432	1,107,674	1,706,831	377,791	581,400	521,277	34,506	4,773,617	4,192,478
Charge	—	10,299	108,279	289,894	201,737	97,339	122,582	80,689	8,237	919,056	919,884
Deletions	—	—	40,686	—	256,164	34,182	58,861	45,755	14,068	449,716	338,745
As at 31 December 2010	—	35,005	487,025	1,397,568	1,652,404	440,948	645,121	556,211	28,675	5,242,957	4,773,617
Net block as at 31 December 2010	171	809,524	3,322,467	626,342	229,653	409,147	219,411	317,328	16,975	5,951,018	6,071,938
Net block as at 31 December 2009	171	804,086	3,439,321	332,344	263,856	496,739	325,050	388,028	22,343	6,071,938

Note:

(1)   Gross block of vehicles as of 31 December 2010 includes assets acquired on lease, refer note 22.

(2)   Addition to fixed assets includes credit on account of refund of service tax of 33,105 in building and leasehold improvements & 7,734 in computer software

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

7      Investments

	2010	2009
Long term (Unquoted at cost)
Trade
Investment in Subsidiary companies
9,350 (2009: 9,350) equity shares fully paid of Patni Americas, Inc. (no par value)	4,605,465	4,605,465
13,848,617 (2009: 6,153,350) equity shares of 1 pound each fully paid of Patni Computer Systems (UK) Limited	1,039,809	492,369
Contribution of Euro 6,150,000 (2009 : Euro 2,150,000) towards Capital of Patni Computer Systems – Gmbh	381,162	137,302
8,245,731 (2009: 2,000,000) equity shares of 1 SGD each fully paid up of Patni (Singapore) PTE Limited	274,853	66,687
Contribution of Pesos 31,146,176 (2009: 31,146,176) towards Capital stock of PCS Computer Systems Mexico SA de CV	93,360	93,360
	6,394,649	5,395,183
Others
NABARD Term Deposit 10%	138,006	138,006
12.75 % Prakausali Investments Non Convertible debentures of 1,000,000 each fully paid up.	—	250,000
	138,006	388,006
Current (Quoted at lower of cost and fair value)
Non-trade
Investment in Mutual Funds
40,790,685 units (2009: Nil) of HDFC Liquid Fund-Premium Plan - Dividend-Daily	500,086	—
36,650,995 units (2009: Nil) of Reliance Liquid Fund-Cash Plan-Weekly Dividend Option	400,354	—
40,010,400 units (2009: Nil) of DSP Black Rock Fixed Maturity Plan - 3 month - Series 23 - Dividend Payout	400,104	—
39,701,839 units (2009: Nil) of ICICI prudential interval fund II Quarterly Interval Plan D - Retail Dividend	400,000	—
38,377,184 units (2009: Nil) of IDFC Cash Fund - Super Institutional Plan C - Daily Dividend 21349 / 70	383,868	—
35,004,869 units (2009: Nil) of Birla Sun life Short term Fixed Maturity Plan Series 2 Dividend - Payout	350,049	—
34,958,505 units (2009: Nil) of Kotak Quarterly Interval Plan Series 8 Dividend	349,586	—
32,100,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan - 3 month - Series 22 - Dividend Payout	321,000	—
30,000,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan - 3 month Series 21 - Dividend Payout	300,000	—
30,000,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan 12 Month Series 10 - Growth	300,000	—
28,840,330 units (2009: Nil) of ICICI Prudential Blended Plan B Institutional Dividend Option - II	300,000	—
25,010,419 units (2009: Nil) of Kotak Fixed Maturity Plan Sr 28 Growth	250,104	—
25,000,000 units (2009: Nil) of Religare Fixed Maturity Plan - Series IV - Plan E - Growth	250,000	—
20,010,930 units (2009: Nil) of ICICI Prudential Institutional Short Term Plan DR Fortnightly	240,461	—
22,000,000 units (2009: Nil) of ICICI Prudential Fixed Maturity Plan-Series 53-One Year Plan C-Cumulative	220,000	—
20,408,431 units (2009: Nil) of Birla Sun Life Quarterly - Series 4 - Dividend - Reinvestment	204,084	—
20,400,000 units (2009: Nil) of Religare Fixed Maturity Plan Sr IV A- 3 month-Divi reinvestment	204,000	—
20,135,761 units (2009: Nil) of ICICI Prudential Long Term Floating Rate plan C - Monthly Dividend	201,954	—
20,008,551 units (2009: Nil) of Reliance Fixed Horizon Fund - XVI - Series 5-Growth Plan	200,086	—
20,000,000 units (2009: Nil) of Birla Sunlife Interval Income Fund - Institutional Quarterly Series 1 Dividend	200,000	—
20,000,000 units (2009: Nil) of DWS Fixed Term Fund- Series 77 - Growth	200,000	—
20,000,000 units (2009: Nil) of Kotak Quarterly Interval Plan Series 6 - Dividend	200,000	—
19,997,200 units (2009: Nil) of Kotak Quarterly Interval Plan Series 7 - Dividend	200,000	—
20,000,000 units (2009: Nil) of Religare Fixed Maturity Plan Sr IV Plan C (3 Months) - Dividend	200,000	—
16,727,513 units (2009: Nil) of Kotak Quarterly Interval Plan Series 8 Dividend	167,276	—
15,348,843 units (2009: Nil) of IDFC - SSIF - ST - Plan D - Fortnightly Dividend	154,482	—
15,328,264 units (2009: Nil) of ICICI Prudential Interval Fund II Qtrl Interval Plan B Institutional Dividend	153,283	—
14,342,616 units (2009: Nil) of Reliance Short Term Fund - Retail Plan - Dividend Plan	153,225	—
15,254,123 units (2009: Nil) of IDFC Money Manager Fund - Super Institutional Plan C - Daily Dividend	152,564	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

7      Investments (Contd.)

	2010	2009
15,000,000 units (2009: Nil) of BNP Paribas Fixed Term Fund Series 17D-Dividend Payout -Fixed Maturity Plan	150,000	—
15,000,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan 3 month Series 25 - Dividend Payout	150,000	—
15,000,000 units (2009: Nil) of Kotak Fixed Maturity Plan 370 Days Series 29 Growth	150,000	—
14,015,690 units (2009: Nil) of Reliance Fixed Horizon fund 16 sr 2	140,157	—
10,001,418 units (2009: Nil) of Kotak Fixed Maturity Plan 370 Days Series 10 - Growth	100,014	—
10,000,000 units (2009: Nil) of Birla FTP Sr.CG investment	100,000	—
10,000,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan - 12 Month - Series 9	100,000	—
10,000,000 units (2009: Nil) of Kotak Fixed Maturity Plan 6M series 9 - Dividend	100,000	—
10,000,000 units (2009: Nil) of Religare Fixed Maturity Plan - Series - III Plan F (370 Days) - Growth	100,000	—
7,416,695 units (2009: Nil) of HDFC Short Term Plan Dividend Option Reinvest	76,546	—
7,588,343 units (2009: Nil) of IDFC-Money Manager Fund-Treasury PlanPlan C-Weekly Dividend	76,300	—
6,090,602 units (2009: Nil) of Kotak Fixed Maturity Plan 370 Days Series 10 - Growth	60,906	—
4,317,548 units (2009: Nil) of ICICI Prudential Interval Fund - Annual Interval Plan IV - Institutional Growth	50,328	—
4,289,379 units (2009: Nil) of ICICI Prudential Interval Fund - Annual Interval
Plan IV - Institutional Growth	50,000	—
3,512,345 units (2009: Nil) of IDFC CF-Plan C-Daily Dividend -LIQUID	35,132	—
203,882 units (2009: 101,754) of TATA Liquid Super High Investment Fund - Daily Dividend	227,230	113,407
15,851,956 units (2009: 20,747,240) of Tata Floater Fund-Weekly Dividend	159,834	209,160
62,374 units (2009: 2,987,967) of ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	6,577	315,024
Nil units (2009: 278,953,675) of IDFC Money Manager Fund - Super Institutional Plan C - Regular Dividend	—	2,789,823
Nil units (2009: 180,835,202) of DWS Ultra Short Term Fund - Institutional Dividend	—	1,809,529
Nil units (2009: 96,327,280) of Reliance Medium Term Fund - Weekly Dividend Plan	—	1,647,057
Nil units (2009: 146,135,601) of Tata Floater Fund-Weekly Dividend	—	1,473,504
Nil units (2009: 124,066,657) of HDFC Cash Mangt Fund Treasury
Advantage - Wholesale Plan Weekly Dividend	—	1,243,102
Nil units (2009: 119,362,231) of Birla Sun Life Savings Fund-Insititutional Plan- Weekly Dividend	—	1,194,029
Nil units (2009: 8,612,915) of ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	—	908,070
Nil units (2009: 89,455,239) of Kotak Floater Long-Term-Weekly Dividend	—	901,544
Nil units (2009: 65,235,287) of Religare Ultra Short Term Fund - Institutional - Daily Dividend	—	653,377
Nil units (2009: 61,309,771) of Birla Sun Life Short Term Fund - Institutional Daily Dividend	—	613,435
Nil units (2009: 60,564,419) of ABN Amro Money Plus Institutional weekly Dividend	—	605,783
Nil units (2009: 33,108,810) of Kotak Floater Long-Term-Weekly Dividend	—	333,705
Nil units (2009: 2,103,537) of ICICI Prudential Floating Rate Plan D - Daily Dividend	—	210,447
Nil units (2009: 18,914,676) of DWS Ultra Short Term Fund - Regular Monthly Dividend Plan	—	200,000
Nil units (2009: 20,000,000) of Kotak Fixed Maturity Plan 13 Months Series 5 - Growth	—	200,000
Nil units (2009: 17,193,229) of HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	—	193,141
Nil units (2009: 17,215,204) of IDFC Money Manager Fund - Super Institutional Plan C - Regular Dividend	—	172,152
Nil units (2009: 15,016,114) of HDFC Cash Mangt Fund Treasury
Advantage - Wholesale Plan Weekly Dividend	—	150,417
Nil units (2009: 15,000,000) of IDFC - Fixed Maturity Plan -Thirteen Months Series 1 - Plan B Growth	—	150,000
Nil units (2009: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	—	100,000
Nil units (2009: 7,747,789) of Templeton India ultra short. super Institutional Plan Daily Dividend Reinvestment	—	77,568
Nil units (2009: 571,327) of ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	—	57,147
Nil units (2009: 4,745,712) of JM Money Manager Fund-Super Plus Plan-Weekly Dividend	—	48,644
Nil units (2009: 3,718,503) of Birla Sun Life Cash Plus-Institutional Premium Plan (Growth)	—	39,624
Nil units (2009: 1,632,230) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	—	16,338
Total	9,389,590	16,426,027
Others
Investment in others
5,000 units (2009: Nil) of Corporation Bank Certificate of Deposit of 100,000 each	473,606	—

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

7      Investments (Contd.)

	2010	2009
2,500 units (2009: Nil) of United Bank of India Certificate of Deposit of 100,000 each	248,468	—
2,500 units (2009: Nil) of Syndicate Bank Certificate of Deposit of 100,000 each	244,907	—
2,500 units (2009: Nil) of Punjab National Bank Certificate of Deposit of 100,000 each	244,818	—
2,500 units (2009: Nil) of Canara Bank Certificate of Deposit of 100,000 each	244,611	—
2,500 units (2009: Nil) of HDFC Bank Limited Certificate of Deposit of 100,000 each	244,433	—
2,500 units (2009: Nil) of Andhra Bank Certificate of Deposit of 100,000 each	244,252	—
2,500 units (2009: Nil) of State Bank of Travancore Certificate of Deposit of 100,000 each	243,884	—
2,500 units (2009: Nil) of State Bank of Bikaner and Jaipur Certificate of Deposit of 100,000 each	243,620	—
Nil units (2009: 5000) of Canara Bank Certificate of Deposit of 100,000 each	—	465,181
Total	2,432,599	465,181
Total	18,354,844	22,674,397
Less: Provision for decline in the fair value of investments	(4,552)	(442)
Total	18,350,292	22,673,955
Aggregate value of unquoted investments	18,350,292	22,673,955

Refer note 26 for summary of investments purchased and sold during the year.

8      Sundry debtors (Unsecured)

	2010	2009
Debts outstanding for a period exceeding six months
- considered good	113,915	25,271
- considered doubtful	23,142	5,941
	137,057	31,212
Other debts
- considered good	3,613,864	3,370,532
- considered doubtful	1,126	7,367
	3,752,047	3,409,111
Less: Provision for doubtful debts	24,268	13,308
	3,727,779	3,395,803

Of the above, debts due from companies under the same management as defined under Section 370(1)(B) of the Companies Act, 1956 aggregate 1,402,894 (2009: 1,617,440). This consists of debts due from Patni Americas, Inc. aggregating 913,731 (2009: 1,186,336); Patni Computer Systems (UK) Limited aggregating 366,883 (2009: 315,002), Patni Computer Systems Gmbh aggregating 55,439 (2009: 26,944), Patni Telecom Solutions Private Limited 5,205 (2009: 10,099), Patni Life Science, Inc. 37,045 (2009: 74,727), Patni Telecom Solutions Inc 214 (2009: 614), Patni Telecom Solutions (UK) Limited 294 (2009: 3,717), Patni (Singapore) PTE Limited 3,521 (2009:  Nil), Patni Computer Systems (Czech) s.r.o 1,122 (2009:  Nil), Patni Computer Systems (Suzhou) 72 (2009:  Nil), Patni Computer Systems Japan Inc 14,204 (2009:  Nil), PCS Computer Systems, Mexico, SA 464 (2009:  Nil), CHCS Services Inc 4,699 (2009:  Nil).

9      Cash and bank balances

	2010	2009
Cash on hand	2,609	2,335
Money In Transit	411,669	—
Cheques in hand	14,533	—
Balances with scheduled banks
- in current accounts	201,264	391,578
- in term deposit account	500,475	475
Balances with Non-scheduled banks
- in current accounts (Refer Note 27)	539,243	646,068
	1,669,793	1,040,456

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

10   Loans and advances (Unsecured)

	2010	2009
Advances recoverable in cash or in kind or for value to be received	365,282	164,176
Security deposits with companies under the same management :
Ashoka Computer Systems Private Limited (Maximum amount of outstanding during the year; 591, 2009: 591)	591	591
PCS Cullinet Private Limited (Maximum amount of outstanding during the year; 627 , 2009: 627)	627	627
PCS Finance Limited (Maximum amount of outstanding during the year; 501, 2009: 501)	501	501
Ravi and Ashok Enterprises (Maximum amount of outstanding during the year; 30, 2009: 30)	30	30
	1,749	1,749
MAT Credit entitlement [Refer note 17(b)]	1,780,322	1,025,567
Interest accrued but not due	5,834	10,657
Other deposits	238,074	220,263
Deposit with tax authorities	305,072	236,986
Loan to employees	3,741	8,549
Advance payments of income-tax	216,692	157,182
Derivative Assets	224,183	98,933
	3,140,949	1,924,062
Less: Provision for doubtful loans and advances	4,650	6,460
	3,136,299	1,917,602

11   Current liabilities

	2010	2009
Sundry creditors (Refer note 25)	162,683	155,041
Payable to subsidiary companies	317,428	201,069
Billings in excess of cost and estimated earnings	211,049	152,861
Advance from customers	16,252	13,247
Unclaimed dividend *	1,955	770
Derivative Liability	285,074	343,374
Other liabilities	2,108,493	1,896,779
	3,102,934	2,763,141

* There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12   Provisions

	2010	2009
Provision for taxation (net of advance tax: 3,700,219 ; 2009: 2,424,996)	1,220,645	1,175,392
Provision for retirement benefits	412,487	419,222
Dividend on equity shares	—	387,378
Dividend tax	—	65,835
	1,633,132	2,047,827

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

13   Other income

	2010	2009
Dividend on non-trade investments	509,735	481,407
Foreign exchange gain / (loss), net	1,004,544	(469,356)
Profit on sale of non-trade investments, net	251,872	471,493
Profit / (loss) on sale of fixed assets, net	488	(11,441)
Interest from:
- Loan to employees	252	226
- Bank deposits (tax deducted at source 6,002 ; 2009 : 1,494)	44,138	14,868
- Others (Refer note 17(d))	73,144	66,993
Miscellaneous income (includes service tax refund of 172,913, for earlier years)	270,840	138,400
	2,155,013	692,590

14   Personnel costs

	2010	2009
Salaries, bonus and allowances, including overseas employee expenses (Refer note 30)	9,066,441	7,662,769
Contribution to provident and other funds	247,607	228,043
Staff welfare	65,477	197,469
Pension, gratuity and leave encashment costs	82,683	36,405
	9,462,208	8,124,686

15   Selling, general and administration costs

	2010	2009
Travel and conveyance	915,570	671,121
Outsourced service charges	665,922	538,624
Legal and professional fees (Refer note 18)	220,989	164,127
Rent	308,036	396,497
Communication	191,390	188,904
Electricity	305,130	306,456
Advertisement and publicity	66,428	53,198
Software consumables	45,609	15,599
Rates and taxes	27,416	61,599
Recruitment charges	63,345	46,846
Insurance	61,018	47,694
Training fees	63,986	33,919
Printing and stationery	18,548	20,283
Subscription, registration and license fee	12,846	13,561
Repairs and maintenance
- computers	164,970	128,739
- building	35,144	33,244
- others	6,543	8,408
Provision for doubtful debts and advances	10,697	13,885
Loss / (Profit) on Revaluation-Investment	4,110	(28)
Miscellaneous expenses	293,604	368,703
	3,487,841	3,111,379

16   Interest costs

	2010	2009
Interest on finance lease obligations	627	866
Interest on tax assessments (Refer note 17(d))	32,971	66,277
Interest on others	9,757	310
	43,355	67,453

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

17   Taxes

		2010	2009
a)	Provision for tax expense consists of the following:
	Current taxes
	- Indian (Refer Note c)	1,257,624	677,047
	- Foreign	61,574	162,668
		1,319,198	839,715
	Deferred tax expense / (credit)
	- Indian	40,201	56,133
	- Foreign	250	(85,094)
		40,451	(28,961)
		1,359,649	810,754
	The significant components of deferred tax asset and liability consists of the following:
	Provision for retirement benefits	90,578	91,985
	Provision for bad and doubtful debts	368	523
	Carry forward loss	—	4,368
	Unrealised loss on derivative contracts	58,298	103,016
	Depreciation	(171,423)	(82,708)
	Others	4,247	1,179
	Total deferred tax asset, net	—	118,363
	US branch profit taxes	(68,372)	(84,181)
	Others	24,534	32,780
	Total deferred tax liability	(61,770)	(51,401)

b)    Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act,1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of 754,755 (2009 : 434,179) as an asset by crediting to the Profit & loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the Institute of Chartered Accountants of India.

c)     In 2009 the company received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same during 2009 the Company has reversed the relevant tax provisions amounting to 114,393 relating to the above issue for all years upto Assessment Year 2006-07.

d)    The Statute of limitation period for the March 2007 and March 2006 tax return of the US Branch of the Company expired in December, 2010 and December 2009 respectively i.e. on expiry of 3 years from the date of filing which was 15 December 2007 and 15 December 2006. Hence the company has reversed the provision for that year on account of taxes & interest. Accordingly the following amounts have been included in the Income Statement for the year ended 31 December 2010 and 2009:

	2010	2009
Reversal of interest expense (i)	(47,572)	(55,816)
Decrease in income taxes - current	(301,064)	(344,960)
Increase in income taxes - deferred	19,145	8,892
Total	(329,491)	(391,884)

(i)    Included in ‘Other Income’

In 2009 the company received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same the Company has reversed the relevant tax provisions amounting to 114,393.

18   Auditors’ remuneration

	2010	2009
Remuneration to auditors consists of the following:
Audit fees	9,500	10,608
Taxation	600	2,330
Other services	95	232
Reimbursement of expenses	222	184
	10,417	13,354

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

19   Segmental information

In accordance with paragraph 4 of Accounting standard 17 “Segment Reporting” the Company has presented segmental information only in the consolidated financial statements (refer note 20 of the consolidated financial statements) of the Company.

20   Related party transactions

a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties		Names
1.	Subsidiaries	1)	Patni Americas, Inc., USA
		2)	Patni Computer Systems (UK) Limited
		3)	Patni Computer Systems GmbH
		4)	Patni Telecom Solutions Inc., USA
		5)	Patni Telecom Solutions (UK) Limited., UK
		6)	Patni Telecom Solutions Private Limited
		7)	Patni Life Sciences Inc., USA(7)
		8)	Patni Computer Systems Brasil Ltda(6).
		9)	Patni Computer Systems (Czech) s.r.o
		10)	PCS Computer Systems, Mexico, SA de CV
		11)	Patni (Singapore) Pte Limited
		12)	CHCS Services Inc., USA
		13)	Patni Computer Systems Japan Inc
		14)	Patni Computer Systems (Suzhou) Co., Limited
		15)	Patni Computer Systems Software (Dalian) Limited

2.	Joint Ventures	1)	J R Kyushu Patni Systems Inc

3.	Entities over which the promoters exercise significant influence / control (Affiliates)	1) 2) 3)	PCS Technology Limited and its subsidiaries Ashoka Computer Systems Private Limited PCS Cullinet Private Limited
		4)	PCS Finance Private Limited
		5)	Ravi & Ashok Enterprises
		6)	iSolutions Inc.

4.	Key management personnel	1)	Mr Narendra K. Patni
		2)	Mr Ashok K. Patni
		3)	Mr Gajendra K. Patni
		4)	Mr William Grabe
		5)	Mr Arun Duggal
		6)	Mr Michael Cusumano
		7)	Mr Arun Maira(1)
		8)	Mr Pradip Shah
		9)	Mr Ramesh Venkateswaran
		10)	Mr Louis Theodoor van den Boog(2)
		11)	Mr Abhay Havaldar
		12)	Mr Jeya Kumar(3)
		13)	Mr Pradeep Baijal(4)
		14)	Mr Vimal Bhandari(5)

5.	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)

6.	Others	1)	Ravindra Patni Family Trust
		2)	Anirudh Patni
		3)	Patni Computer System Limited Employee Gratuity Fund

(1)   Ceased to be director with effect from 22 July 2009

(2)   Ceased to be Executive director with effect from 20 February 2009 and now Non executive director.

(3)   Appointed as Chief Executive Officer with effect from 20 February 2009 and as Executive Director from 25 June 2009

(4)   Appointed as Director with effect from 25 June 2009

(5)   Appointed as Director with effect from 15 January 2010

(6)   Dissolved in October 2010

(7)   Merged with Patni Americas, Inc., USA in October 2010,

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

20   Related party transactions (Contd.)

b) Transactions and balances with related parties

			Key	Parties with
			management	substantial
Nature of the transaction	Subsidiaries	Affiliates	personnel	interest	Others
Transactions during the year ended 31 December 2010
Investments	999,465	—	—	—	—
Remuneration	—	—	127,584	—	—
No of ESOP’s granted	—	—	60	—	—
No of RSUs granted	—	—	259,025	—	—
Commission expense	—	—	14,109	—	—
Sitting fees paid	—	—	1,240	—	—
Sales and service income	5,243,689	—	—	18,433	—
Sale of Vehicle	—	—	—	—	1,681
Professional fees expense	9,076	—	—	—	—
Reimbursement of expenses by subsidiaries	200,020	—	—	—	—
Rent and other expenses	25,890	4,328	—	—	—
Dividend Paid	—	1,204,856	885,846	3,387,638	—
Amounts incurred by subsidiary on behalf of the Company	2,607,124	—	—	—	—
Contribution to gratuity fund	—	—	—	—	30,000
Balances at 31 December 2010			—
Investments	6,394,648	—	—	—	—
Security deposits paid	—	1,748	—	—	—
Debtors	1,402,894	—	—	2,921	—
Deposits received	5,240	—	—	—	—
Amounts payable	317,428	2,849	—	—	—
Remuneration payable to the directors	—	—	54,989	—	—
Commission Payable	—	—	4,498	—	—
Provision for pension benefits	—	—	112,747	—	—
Stock Option Outstanding	—	—	34,821	—	—
Transactions during the year ended 31 December 2009
Investments	291,273	—	—	—	—
Remuneration	—	—	128,645	—	—
No of ESOP’s granted	—	—	1,500,000	—	—
No of RSUs granted	—	—	350,000	—	—
Commission expense	—	—	29,345	—	—
Sitting fees paid	—	—	1,420	—	—
Sales and service income	6,151,774	—	—	20,173	—
Purchase of fixed assets	65	—	—	—	—
Professional fees expense	9,664	—	—	—	—
Amount incurred on behalf of subsidiaries	199,041	—	—	—	—
Rent and other expenses	19,266	3,629	—	—	—
Dividend Paid	—	54,766	42,366	157,533	—
Amounts incurred by subsidiary on behalf of the Company	2,022,010	—	—	—	—
Deposit paid	261	—	—	—	—
Contribution to gratuity fund	—	—	—	—	60,000
Balances at 31 December 2009
Investments	5,395,183	—	—	—	—
Security deposits paid	—	1,748	—	—	—
Debtors	1,617,440	—	—	3,156	—
Deposits	5,240	—	—	—	—
Amounts payable	201,069	2,262	—	—	—
Remuneration payable to the directors	—	—	53,584	—	—
Commission Payable	—	—	4,177	—	—
Provision for pension benefits	—	—	125,133	—	—
Proposed dividend	—	54,766	40,266	153,984	—
Stock Option Outstanding	—	—	28,079	—	—

Capital Commitment to subsidiary company during the year ended 31 December 2010, not included above 711; (2009 : 1,298). Refer note 28 (i) for Managerial remuneration

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

20   Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2010	2009
Transactions during the year
i)	Remuneration
	Mr Jeya Kumar	128,879	121,915
ii)	No of ESOP’s granted
	Mr Jeya Kumar	—	1,500,000
	Mr Vimal Bhandari	20,000	—
	Mr Pradeep Baijal	20,000	—
	No of RSU’s granted
	Mr Jeya Kumar	240,500	350,000
iii)	Commission expense
	Mr Ashok K Patni	—	8,400
	Mr Gajendra K Patni	—	8,325
	Mr Arun Duggal	2,084	2,406
	Mr Michael Cusumano	1,833	1,939
	Mr Vimal Bhandari	1,957	—
	Mr Pradip Shah	2,260	2,172
	Mr Ramesh Venkateswaran	2,084	2,406
	Mr Louis Theodoor van den Boog	1,833	1,658
	Mr Pradeep Baijal	2,059	938
iv)	Sitting Fees paid
	Mr Arun Duggal	180	200
	Mr Michael Cusumano	160	220
	Mr Vimal Bhandari	180	—
	Mr Pradip Shah	180	220
	Mr Ramesh Venkateswaran	180	300
v)	Sales and service income
	Subsidiaries
	Patni Americas,Inc.,USA	4,425,569	5,364,572
	Patni Computer Systems (UK) Limited	635,939	606,581
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	18,433	20,173
vi)	Dividend paid
	Affiliates
	iSolutions Inc.	1,204,856	54,766
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	1,512,321	68,742
	Mr Arihant G Patni	322,766	15,846
	Ms Vasundhara A Patni	330,000	15,000
	Key Management Personnel
	Mr Ashok K Patni	476,771	23,771
	Mr Gajendra K Patni	269,894	12,268
	Mr Narendra K Patni	139,181	6,326
vii)	Sales of vehicle
	Others
	Mr Anirudh Patni	1,681	—
viii)	Professional fees expense
	Patni Americas,Inc., USA	9,076	9,664
ix)	Reimbursement of expenses by subsidiaries
	Patni Americas,Inc., USA	95,117	72,805
	Patni Telecom Solutions Private Limited	45,254	89,961
	Patni Computer Systems (UK) Limited	31,323	29,557

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

20          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2010	2009
Transactions during the year
x)	Rent and other expenses
	Subsidiaries
	Patni Telecom Solutions Private Limited	25,890	19,266
	Affiliates
	Ashoka Computer Systems Private Limited	1,396	1,134
	PCS Cullinet Private Limited	1,531	1,403
	PCS Finance Limited	1,281	972
xi)	Amounts incurred by subsidiary on behalf of the Company
	Patni Americas,Inc.,USA	2,201,333	1,623,996
xii)	Deposit Paid
	Patni Computer Systems (UK) Limited	—	261
xiii)	Investments
	Patni Computer Systems (UK) Limited	547,440	—
	Patni Computer Systems GmbH	243,859	131,226
	Patni (Singapore) Pte. Limited	208,165	66,687
	Investments - PCS Computer Systems Mexico SA de CV	—	93,360
xiv)	Contribution to grauity fund
	Others
	Contribution to gratuity fund	30,000	60,000
Balances as at the year end
i)	Investments
	Patni Americas,Inc., USA	4,605,465	4,605,465
	Patni Computer Systems (UK) Limited	1,039,809	492,369
ii)	Security deposits paid
	Affiliates :
	Ashoka Computer Systems Private Limited	591	591
	PCS Cullinet Private Limited	627	627
	PCS Finance Limited	501	501
iii)	Deposits received
	Patni Telecom Solutions Private Limited	5,240	5,240
iv)	Debtors
	Subsidiaries :
	Patni Americas,Inc.,USA	913,736	1,186,336
	Patni Computer Systems (UK) Limited	366,882	315,002
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	2,921	3,156
v)	Amounts payable
	Subsidiaries :
	Patni Americas,Inc., USA	239,201	158,056
	Patni Computer Systems (UK) Limited	43,319	10,043
	Affiliates :
	PCS Cullinet Private Limited	847	951
	Ashoka Computer Systems Private Limited	1,105	657
	PCS Finance Limited	808	563
vi)	Proposed dividend
	Affiliates :
	iSolutions Inc.	—	54,766
	Key Management Personnel
	Mr Ashok K Patni	—	21,671
	Mr Gajendra K Patni	—	12,268
	Mr Narendra K Patni	—	6,326

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

20          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2010	2009
Balances as at the year end
vi)	Proposed dividend (Contd...)
	Parties with substantial interest:
	General Atlantic Mauritius Limited (‘GA’)	—	68,742
	Mr Arihant G Patni	—	14,671
	Ms Vasundhara A Patni	—	15,000
vii)	Remuneration payable to the directors
	Mr Jeya Kumar	54,989	53,584
viii)	Commission payable to the directors
	Mr Arun Duggal	700	933
	Mr Michael Cusumano	449	466
	Mr Vimal Bhandari	650	—
	Mr Pradip Shah	876	700
	Mr Ramesh Venkateswaran	700	933
	Mr Louis Theodoor van den Boog	449	466
	Mr Pradeep Baijal	675	566
ix)	Stock Option Outstanding
	Mr Jeya Kumar	34,821	22,289
	Mr Louis Theodoor van den Boog	—	5,791
x)	Provision for pension benefits
	Mr Ashok K. Patni	65,541	68,679
	Mr Gajendra K. Patni	47,205	56,455

21          Reconciliation of basic and diluted shares used in computing earnings per share

	2010	2009
Number of shares considered as basic weighted average shares outstanding	130,101,442	128,254,916
Add: Effect of dilutive issues of stock options	4,199,625	2,623,637
Number of shares considered as weighted average shares and potential shares outstanding	134,301,067	130,878,553

22          Leases

The Company has acquired certain vehicles under finance lease for a non-cancellable period of 4 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. Fixed assets include the following amounts in relation to the above leased assets:

As at	2010	2009
Gross block of vehicles	18,524	27,492
Less: Accumulated depreciation	8,805	17,936
Net block	9,719	9,556

Future minimum lease payments in respect of the above assets as at 31 December 2010 are summarised below:

	Minimum lease	Finance	Present value of
	payments	charge	minimum lease payments
Amount due within one year from the balance sheet date	4,494	788	3,705
Amount due in the period between one year and five years	6,877	809	6,068
	11,371	1,597	9,773

Future minimum lease payments in respect of the above assets as at 31 December 2009 are summarised below:

	Minimum lease		Present value of
	payments	Finance charge	minimum lease payments
Amount due within one year from the balance sheet date	5,779	550	5,229
Amount due in the period between one year and five years	4,508	289	4,218
	10,287	839	9,447

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

22          Leases (Contd.)

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of such non-cancellable operating leases as at 31 December 2010 are summarised below:

As at	2010	2009
Amount due within one year from the balance sheet date	21,597	141,228
Amount due in the period between one year and five years	73,403	263,433
Amount due beyond five years	—	—
	95,000	404,661

Rent expense for all operating leases for the year ended 31 December 2010 aggregated 308,036 (2009: . 396,497)

23            Contingent liabilities and capital commitments

	2010	2009
Estimated amount of contracts remaining to be executed on capital account and not provided for	2,435,404	2,585,843
Foreign currency forward contracts	14,930,616	14,883,003
Foreign currency option contracts	223,500	465,200
Bank guarantees	173,054	76,994
Tax contingency	3,745,312	2,482,297

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Foreign currency forward contracts and forward currency options represents the total notional value of such contracts outstanding as at the balance sheet date.

In December 2008, the Company received a demand of approximately 458,665 for the Assessment Year 2003-04 including an interest demand of 258,644 and another demand in January 2009 of approximately 1,132,951 for the Assessment Year 2005-06 including an interest demand of approximately 422,516. These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till December 2010, the Company has paid sum of 66,000 for the Assessment Year 2003-04 and 239,072 for the Assessment Year 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of 630,166 for Assessment Year 2004-05 and 261,703 for Assessment Year 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of Assessment Year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for Assessment Year 2006-07 for a sum of 1,261,827 including an interest demand of 441,653 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for Assessment Year 2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

24          Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service and performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25 per cent of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of directors of the Company administers the plan. The plan has been amended to enable the Company to issue upto 2,000,000 ADR linked options ( wherein one ADR linked option is equal to two equity shares ) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003 - Revised 2006” has come into force with effect from 21 June 2006.

In June 2009 at the Annual General Meeting the shareholders authorised the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2009” plan.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Stock options* activity under the plan is as follows:

	Year ended 31 December 2010
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Outstanding at the beginning of the year	2,246,900	2	72
	277,675	145	24
	274,000	112	82
	1,500,000	106	80
	2,279,076	254-338	40
	1,806,926	339-493	57
Granted during the year	1,043,940	2	90
	60,000	339-493	61
Forfeited during the year	(142,728)	2	—
	(19,976)	145	—
	(243,133)	254-338	—
	(326,264)	339-493	—
Exercised during the year	832,217	2	—
	124,000	112	—
	155,846	145	—
	957,483	254-338	—
	184,922	339-493	—
Outstanding at the end of the year	2,315,895	2	59
	1,500,000	106	68
	150,000	112	71
	101,853	145	17
	1,078,460	254-338	37
	1,355,740	339-493	49
Exercisable at the end of the year	264,354	2	52
	375,000	106	50
	101,853	145	17
	789,210	254-338	26
	951,240	339-493	36

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

24          Employee stock compensation plans (Contd.)

Stock options* activity under the plan is as follows:

	Year ended 31 December 2009
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Outstanding at the beginning of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89
Granted during the year	40,000	134	90
	1,500,000	106	90
	1,830,700	2	76
	499,600	339-493	90
Forfeited during the year	(54,800)	2	—
	(40,000)	134	—
	(35,145)	145	—
	(251,350)	254-338	—
	(345,650)	339-493	—
Exercised during the year	125,000	2	—
	76,000	112	—
	212,705	145	—
	293,650	254-338	—
	352,250	339-493	—
Outstanding at the end of the year	277,675	145	24
	2,279,076	254-338	40
	1,806,926	339-493	57
	2,246,900	2	72
	274,000	112	82
	1,500,000	106	80
Exercisable at the end of the year	24,000	2	59
	11,500	112	59
	277,675	145	24
	1,711,444	254-338	30
	1,044,476	339-493	41

* Includes stock options granted to employees of subsidiary companies

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2010	2009
Profit for the year after taxation as reported	6,550,465	5,427,316
Add Stock based employee compensation determined under the intrinsic value method	235,586	118,560
Less Stock based employee compensation determined under the fair value method	299,178	173,614
Pro-forma profit	6,486,872	5,372,262
Reported earnings per equity share of 2 each
- Basic	50.35	42.32
- Diluted	48.77	41.47
Pro-forma earnings per equity share of 2 each
- Basic	49.86	41.89
- Diluted	48.30	41.05

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

24          Employee stock compensation plans (Contd.)

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for Equity Linked Options:

	2010	2009
Dividend yield	0.60% - 1.06%	1.37% - 1.78%
Weighted average dividend yield	0.68%	1.53%
Expected life	3.5 - 6.5 years	3.5 - 6.5 years
Risk free interest rates	6.81% - 7.96%	5.94% - 7.21%
Volatility	37.69% - 42.84%	37.01% - 44.16%
Weighted Average Volatility	41.85%	39.42%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	2010	2009
Dividend yield	0.60% - 1.06%	1.18%- 1.64%
Weighted average dividend yield	0.64%	1.61%
Expected life	1.0 - 6.5 years	1.0 - 6.5 years
Risk free interest rates	0.48% - 2.93%	0.52% - 2.96%
Volatility	30.54% - 46.33%	42.41% - 50.79%
Weighted average volatility	32.14%	47%

The compensation expense for RSU’s granted is accounted as per Intrinsic value method and shown under the head Personnel Cost as stated below:

	2010	2009
Personnel Cost	235,586	118,560

On 18 August 2009, a further amendment was made to the Indian Income Tax Act, with retroactive effect from 1 April 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after 1 April 2009, the shares issued, or allocated and transferred by the Company, are no longer subject to FBT.

25          Amounts due to micro, small and medium enterprises

As at 31 December 2010, the company has no outstanding dues to any vendors registered with appropriate authority under the Micro, Small and Medium Enterprises Development Act 2006. There have been no delays in settlement of dues to such vendors, warranting any payment of interest as provided in the above Act (2009 :  Nil).

26          Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2010 (non-trade)

	Year ended 31 December 2010
	Units	Cost of purchase
A) Current
Investment in Mutual Funds
Kotak Quarterly Interval Plan Series 3 - Dividend	32,974,947	329,751
Kotak Quarterly Interval Plan Series 4 Dividend	20,536,349	205,364
Kotak Quarterly Interval Plan Series 6 - Dividend	121,120,520	1,211,208
Reliance Quarterly Interval Fund - Series III-Institutional Dividend Plan	51,182,455	512,008
Tata Fixed Income Portfolio Fund Scheme C3 Institutional Half Year	10,118,200	101,182
BSL Interval Income Fund - Institutional Quarterly Series 1 Dividend	100,982,224	1,009,822
Religare Active Income Fund Institutional Monthly Dividend	27,486,290	274,955
Kotak Quarterly Interval Plan Series 1 Dividend	41,373,893	413,739
Kotak Quarterly Interval Plan Series 8 Dividend	34,958,505	349,586
Kotak Quarterly Interval Plan Series 8 Dividend	41,727,013	417,273
HDFC Fixed Maturity Plan 100D March 2010 (1) - Dividend - Series XIII Option Payout	15,000,000	150,000
ICICI Prudential Interval Fund IV Quarterly Interval Plan B Retail Dividend	15,155,400	151,554

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

26          Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2010 (non-trade)

	Year ended 31 December 2010
	Units	Cost of purchase
A) Current (Contd...)
Investment in Mutual Funds (Contd...)
BSL Floating Rate Fund - Long Term - Institutional - Weekly Dividend	106,657,840	1,067,807
ICICI Prudential Banking and PSU Debt Fund Weekly Dividend	111,306,116	1,115,591
Tata Fixed Income Portfolio Fund Scheme A3 Institutional 441363/58	25,234,013	252,340
Birla Sun Life Quarterly - Series 4 - Dividend - Reinvestment	30,408,431	304,084
DSP Blackrock Fixed Maturity Plan - 3 Month Series 18 - Dividend Payout- Maturity Date 3-Nov-2010	40,000,000	400,000
ICICI Prudential Interval Fund II Quarterly Interval Plan B Institutional Dividend	15,328,264	153,283
ICICI Prudential Interval Fund II Quarterly Interval Plan Institutional Dividend	20,291,200	202,912
Kotak Fixed Maturity Plan 6M series 9 - Dividend	10,000,000	100,000
ICICI Prudential Long Term Floating Rate plan C - Monthly Dividend	20,135,761	201,954
HDFC Fixed Maturity Plan 35D September 2010(1) Dividend - Series XIV Option: Payout	10,000,000	100,000
DSP Blackrock Fixed Maturity Plan - 3 Month Series 21 - Dividend Payout- Maturity Date 6-Jan-2011	30,000,000	300,000
ICICI Prudential Interval Fund - Annual Interval Plan IV - Institutional Growth Option	4,289,379	50,000
ICICI Prudential Interval Fund - Annual Interval Plan IV - Institutional Growth Option	4,317,548	50,328
BNP Paribas Fixed Term Fund Series 17D-Dividend Payout -Fixed Maturity Plan	15,000,000	150,000
DSP BlackRock Fixed Maturity Plan - 3 Month - Series 22 - Dividend Payout -Fixed Maturity Plan	32,100,000	321,000
Religare Fixed Maturity Plan - Series - III Plan F (370 Days) - Growth	10,000,000	100,000
Kotak Fixed Maturity Plan 370 Days Series 10 - Growth	10,001,418	100,014
Kotak Fixed Maturity Plan 370 Days Series 10 - Growth	6,090,602	60,906
Birla FTP Sr.CG investment	10,000,000	100,000
Birla Sunlife Floating Rate Fund - Long Term - Institutional - Weekly dividend	14,060,045	140,765
Religare Fixed Maturity Plan Sr IV A- 3 month-Divi reinvestment	20,400,000	204,000
Reliance Fixed Horizon Fund 16 sr 2	14,015,690	140,157
Birla Sun life Short term Fixed Maturity Plan Series 2 Dividend - Payout	35,004,870	350,049
Religare Fixed Maturity Plan Sr IV Plan C (3 months) - Dividend	20,000,000	200,000
Kotak Quarterly Interval Plan Series 7 dividend	19,997,200	200,000
DSP BlackRock Fixed Maturity Plan - 3 Month - Series 23 - Dividend Payout -Fixed Maturity Plan	40,010,400	400,104
DSP BlackRock Fixed Maturity Plan - 12 Month - Series 9 -Maturity Date 21-Nov-2011	10,000,000	100,000
Birla Sunlife Floating Rate Fund - Long Term - Institutional - Daily dividend	2,029,762	20,298
Birla Sunlife Floating Rate Fund - Long Term - Institutional - Daily dividend	6,371,344	63,713
Reliance Fixed Horizon Fund - XVI - Series 5-Growth Plan	20,008,551	200,086
Religare Fixed Maturity Plan - Series IV - Plan E - Growth	25,000,000	250,000
ICICI prudential interval fund II Quarterly Interval Plan D - Retail Dividend	39,701,839	400,000
ICICI Prudential Fixed Maturity Plan-Series 53-One Year Plan C-Cumulative	22,000,000	220,000
Kotak Fixed Maturity Plan Sr 28 Growth	25,010,419	250,104
DSP BlackRock Fixed Maturity Plan 3 Month Series 25 - Dividend Payout	15,000,000	150,000
DSP BlackRock Fixed Maturity Plan 12 Month Series 10 - Growth	30,000,000	300,000
DWS Fixed Term Fund- Series 77 - Growth	20,000,000	200,000
Kotak Fixed Maturity Plan 370 Days Series 29 Growth	15,000,000	150,000
ICICI Prudential Blended Plan B Institutional Dividend Option - II	28,840,330	300,000
ABN Amro Money Plus Inst-Weekly dividend in 29719 folio	3,665,232	36,656
ABN Amro Overnight Fund - Institutional Plus - DDR	2,619,401	26,202
Birla Sun Life Liquid Plus - Institutional - Weekly dividend 1013038717	51,336,616	513,675
Birla Sun Life Savings Fund-Insititutional Plan- Weekly Dividend	276,301,404	2,764,352
Birla Sun Life Savings Fund-Insititutional Plan- Weekly dividend	10,011,774	100,162
JM MMF-Super Plus Plan-Weekly dividend-7021966294	22,626	233
Kotak Liquid (Institutional Premium) - Daily Dividend Folio No. 281827 / 68	124,307,514	1,520,045
Reliance Liquidity Fund -Daily Dividend Reinvestment Option	275,681,886	2,758,103
Reliance Medium Term Fund - Weekly Dividend Plan	111,144,752	1,900,647
Tata Floater Fund-Weekly dividend 441363/58	273,685,479	2,759,365
Tata Floater Fund-Weekly dividend 2108400/73	50,479,082	508,975

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

26          Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2010 (non-trade)

	Year ended 31 December 2010
	Units	Cost of purchase
A) Current (Contd...)
Investment in Mutual Funds (Contd...)
TATA Liquid Super High Investment Fund - Daily Dividend 441363/58	5,066,215	5,646,398
Birla Sun Life Short Term Fund - Instititutional Daily Dividend	1,479,018	14,798
Birla Sun Life Cash Plus - Institutional Prem - Daily Dividend -Reinvestment	196,046,055	1,964,283
HDFC Liquid Fund-Premium Plan - Dividend-Daily	20,394,844	250,037
HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	39,378,433	394,694
Kotak Floater Long-Term-Weekly Dividend	318,539,876	3,210,117
Kotak Floater Long-Term-Weekly Dividend	237,678	2,395
HDFC Liquid Fund-Premium Plan - Dividend-Daily	446,314,680	5,471,729
HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	407,898,741	4,088,873
Tata Liquid Super High Investment Plan - Daily 2108400 /73	448,686	500,069
Religare Ultra Short Term Fund - Institutional - Daily Dividend	33,468,536	335,257
Templeton India ultra short bond fund super Institutional plan Daily Dividend Reinvestment 3109903669658	206,639	2,069
HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	116,733	1,311
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend 730278 /08	42,558,997	425,811
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend 21349 / 70	483,148,050	4,837,083
IDFC Cash Fund - Super Institutional Plan C - Daily Dividend 21349 / 70	281,882,726	2,819,532
DWS Insta Cash Plus Fund-Institutional Plan-Daily Dividend -	31,756,065	318,526
DWS Ultra Short Term Fund - Institutional Weekly Dividend	232,579,222	2,344,505
ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	27,821,273	2,782,747
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	571,605	60,269
ICICI Prudential Floating Rate Plan D - Daily Dividend	983	98
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	11,168,508	1,177,897
DWS Ultra Short Term Fund - Institutional Dividend	559,365	5,602
ICICI Prudential Ultra Short Term Plan Super Premium Daily Dividend	95,351,374	955,516
Reliance Short Term Fund - Retail Plan - Dividend Plan	14,342,616	153,225
Birla Sun Life Dynamic Bond Fund - Retail Plan - Monthly Dividend	9,816,362	101,690
IDFC - SSIF - ST - Plan D - Fortnightly Dividend	15,348,843	154,482
ICICI Prudential Institutional Short Term Plan DR Fortnightly	20,010,930	240,461
HDFC Short Term Plan Dividend Option Reinvest	12,495,636	128,965
ICICI Prudential Medium Term Plan Premium Plus Monthly Dividend	35,792,266	358,742
ICICI Prudential Medium Term Plan Premium Plus Monthly Dividend	25,565,904	256,244
Birla Sun Life Ultra Short Term Fund - Institutional Daily Dividend	81,591,061	816,359
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Daily Dividend	84,010,393	840,230
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Daily Dividend	25,252,623	252,564
Birla Sun Life Cash Plus - Institutional Prem - Daily Dividend -Reinvestment	99,156,561	993,499
IDFC-Money Manager Fund-Treasury PlanPlan C-Weekly Dividend	79,765,614	802,105
Kotak Liquid (Institutional Premium) - Daily Dividend	8,179,045	100,014
IDFC CF-Plan C-Daily Dividend -LIQUID	194,004,196	1,940,525
Birla Sun Life Cash manager - IP - Weekly Dividend - Reinvestment	14,072,959	140,819
Birla Sun Life Cash manager - IP - Weekly Dividend - Reinvestment	73,636,768	736,906
Reliance Liquid Fund-Cash Plan-Weekly Dividend Option	46,077,655	503,326
Total	6,141,596,320	73,514,124
Investment in Others
Allahabad Bank Certificate of Deposit	5,000	492,673
Allahabad Bank Certificate of Deposit (13th September 2010)	2,500	246,222
Allahabad Bank Certificate of Deposit (15th September 2010)	2,500	246,108
Andhra Bank Certificate of Deposit (11th March 2011)	2,500	244,252
Canara Bank Certificate of Deposit (07th October 2010)	12,500	1,224,230
Canara Bank Certificate of Deposit (08th March 2011)	2,500	244,611
Canara Bank Certificate of Deposit (13th December 2010)	2,500	245,637

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

26          Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2010 (non-trade)

	Year ended 31 December 2010
	Units	Cost of purchase
A) Current (Contd...)
Investment in Others (Contd...)
Canara Bank Certificate of Deposit (17th September 2010)	2,500	246,083
CBI Certificate of Deposit (05th August 2010)	5,000	495,150
Central Bank Bonds Certificate of Deposit	80	79,640
Central Bank of India Certificate of Deposit	100	99,020
IDBI Bank Certificate of Deposit (12th October 2010)	2,500	244,518
PNB Certificate of Deposit (15th October 2010)	5,000	489,528
Union Bank of India Certificate of Deposit (09th September 2010)	2,500	246,296
Punjab National Bank Certificate of Deposit (08th October 2010)	2,500	245,097
UCO Bank Certificate of Deposit(03rd December 10)	2,500	242,681
Punjab and Sind Bank Certificate of Deposit (08th September 2010)	2,500	246,309
Central Bank of India Certificate of Deposit (15th November 2010)	5,000	487,551
UCO Bank Certificate of Deposit (21st December 2010)	2,500	242,119
Union Bank of India Certificate of Deposit (07th October 2010)	7,500	736,908
UCO Bank Certificate of Deposit (14th December 2010)	2,500	245,624
Punjab National Bank Certificate of Deposit (13th December 2010)	2,500	247,508
ICICI Bank Certificate of Deposit (09th November 2010)	4,000	398,930
State Bank of Patiala Certificate of Deposit	5,000	495,711
State Bank of Bikaner and Jaipur Certificate of Deposit	2,500	243,621
State Bamk of Travancore Certificate of Deposit	2,500	243,884
Punjab National Bank Certificate of Deposit (03rd March 2011)	2,500	244,818
HDFC Bank Limited Certificate of Deposit (08th March 2011)	2,500	244,433
Syndicate Bank Certificate of Deposit (04th March 2011)	2,500	244,907
Corporation Bank Certificate of Deposit (08th March 2011)	5,000	473,607
United Bank of India Certificate of Deposit (10th January 2011)	2,500	248,468
Total	104,180	10,376,144

IInvestments sold during the year ended 31 December 2010 (non-trade)

	Year ended 31 December 2010
	Units	Sale value	Cost of purchase
A) Current
Mutual Funds
Kotak Quarterly Interval Plan Series 3 - Dividend	32,974,947	329,789	329,751
Kotak Quarterly Interval Plan Series 4 Dividend	20,536,349	205,363	205,364
Kotak Quarterly Interval Plan Series 6 - Dividend	101,120,520	1,011,205	1,011,208
Reliance Quarterly Interval Fund - Series III-Institutional Dividend Plan	51,182,455	512,197	512,008
Kotak Fixed Maturity Plan 13 Month Series 5 - Growth	20,000,000	216,403	200,000
IDFC - Fixed Maturity Plan -Thirteen Months Series 1 - Plan B Growth	15,000,000	162,093	150,000
Tata Fixed Income Portfolio Fund Scheme C3 Institutional Half Year	10,118,200	101,182	101,182
BSL Interval Income Fund - Institutional Quarterly Series 1 Dividend	80,982,224	809,822	809,822
Religare Active Income Fund Institutional Monthly Dividend	27,486,290	274,910	274,955
Kotak Quarterly Interval Plan Series 1 Dividend	41,373,893	413,739	413,739
Kotak Quarterly Interval Plan Series 8 Dividend	24,999,500	250,000	249,997
HDFC Fixed Maturity Plan 100D March 2010 (1) - Dividend - Series XIII Option Payout	15,000,000	150,000	150,000
ICICI Prudential Interval Fund IV Quarterly Interval Plan B Retail Dividend	15,155,400	151,554	151,554
BSL Floating Rate Fund - Long Term - Institutional - Weekly Dividend	106,657,840	1,068,335	1,067,807
ICICI Prudential Banking and PSU Debt Fund Weekly Dividend	111,306,116	1,116,926	1,115,591
Tata Fixed Income Portfolio Fund Scheme A3 Institutional 441363/58	25,234,013	252,378	252,340
Birla Sun Life Quarterly - Series 4 - Dividend - Reinvestment	10,000,000	100,000	100,000
DSP Blackrock Fixed Maturity Plan - 3 Month Series 18 - Dividend Payout	40,000,000	400,104	400,000

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

26          Summary of investments purchased and sold during the year (Contd.)

Investments sold during the year ended 31 December 2010 (non-trade)

	Year ended 31 December 2010
	Units	Sale value	Cost of purchase
A) Current (Contd...)
Mutual Funds (Contd...)
ICICI Prudential Interval Fund II Quarterly Interval Plan Institutional Dividend	20,291,200	202,912	202,912
HDFC Fixed Maturity Plan 35D September 2010(1) Dividend - Series XIV Option: Payout	10,000,000	100,000	100,000
Birla Sunlife Floating Rate Fund - Long Term - Institutional - Weekly dividend	14,060,045	140,688	140,765
Birla Sun life Short term Fixed Maturity Plan Series 2 Dividend - Payout	1	—	—
Birla Sunlife Floating Rate Fund - Long Term - Institutional - Daily dividend	2,029,762	20,298	20,298
Birla Sunlife Floating Rate Fund - Long Term - Institutional - Daily dividend	6,371,344	63,713	63,713
ABN Amro Money Plus Inst-Weekly dividend in 29719 folio	64,229,651	642,759	642,438
ABN Amro Overnight Fund - Institutional Plus - DDR	2,619,401	26,202	26,202
Birla Sun Life Liquid Plus - Institutional - Weekly dividend 1013038717	52,968,846	530,148	530,013
Birla Sun Life Savings Fund-Insititutional Plan- Weekly Dividend	395,663,635	3,959,457	3,958,606
Birla Sun Life Savings Fund-Insititutional Plan- Weekly dividend	10,011,774	100,190	100,162
Birla Cash Plus - Ip- Growth	3,718,503	54,811	39,624
HDFC Cash Management Fund - Saving Plan - Growth	7,144,745	137,657	100,000
JM MMF-Super Plus Plan-Weekly dividend-7021966294	4,768,339	49,217	48,877
Kotak Liquid (Institutional Premium) - Daily Dividend Folio No. 281827 / 68	124,307,514	1,520,045	1,520,045
Reliance Liquidity Fund -Daily Dividend Reinvestment Option	275,681,886	2,758,105	2,758,103
Reliance Medium Term Fund - Weekly Dividend Plan	207,472,032	3,547,862	3,547,472
Tata Floater Fund-Weekly dividend 441363/58	419,821,080	4,233,282	4,232,854
Tata Floater Fund-Weekly dividend 2108400/73	55,374,366	558,425	558,301
Tata Liquid Super High Investment Fund - Daily Dividend 441363/58	4,964,087	5,532,573	5,532,573
Birla Sun Life Short Term Fund - Instititutional Daily Dividend	62,796,583	628,311	628,233
Birla Sun Life Cash Plus - Institutional Prem - Daily Dividend -Reinvestment	196,046,055	1,963,857	1,964,283
HDFC Liquid Fund-Premium Plan - Dividend-Daily	20,394,844	250,037	250,037
HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	54,394,546	545,353	545,111
Kotak Floater Long-Term-Weekly Dividend	407,995,116	4,112,113	4,111,539
Kotak Floater Long-Term-Weekly Dividend	33,346,488	336,083	336,100
HDFC Liquid Fund-Premium Plan - Dividend-Daily	405,523,995	4,971,643	4,971,643
HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	531,965,399	5,333,184	5,331,746
Tata Liquid Super High Investment Plan - Daily 2108400 /73	448,686	500,069	500,069
Religare Ultra Short Term Fund - Institutional - Daily Dividend	98,698,468	988,663	988,634
Templeton India ultra short bond fund super Institutional plan Daily Dividend Reinvestment	7,954,428	79,637	79,637
HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	17,309,962	194,522	194,452
IDFC Money Manager Fund - Super Institutional Plan C - Weekly Dividend 730278 /08	42,558,997	426,114	425,811
IDFC Money Manager Fund - Super Institutional Plan C - Weekly Dividend 21349 / 70	483,148,050	4,839,482	4,836,983
IDFC Cash Fund - Super Institutional Plan C - Daily Dividend 21349 / 70	243,505,541	2,435,664	2,435,664
DWS Insta Cash Plus Fund-Institutional Plan-Daily Dividend -	31,756,065	318,526	318,526
DWS Ultra Short Term Fund - Institutional Weekly Dividend	232,579,222	2,344,878	2,344,505
ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	28,392,600	2,839,892	2,839,894
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	3,497,198	368,929	368,685
ICICI Prudential Floating Rate Plan D - Daily Dividend	2,104,520	210,496	210,545
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	19,781,423	2,086,035	2,085,967
DWS Ultra Short Term Fund - Institutional Dividend	181,394,567	1,816,975	1,815,131
DWS Ultra Short Term Fund - Regular Monthly Dividend Plan	18,914,676	192,614	200,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

Investments sold during the year ended 31 December 2010 (non-trade)

	Year ended 31 December 2010
	Units	Sale value	Cost of purchase
A) Current (Contd...)
Mutual Funds (Contd...)
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	17,215,204	172,173	172,152
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	278,953,675	2,789,871	2,789,823
ICICI Prudential Ultra Short Term Plan Super Premium Daily Dividend	95,351,374	955,516	955,516
Birla Sun Life Dynamic Bond Fund - Retail Plan - Monthly Dividend	9,816,362	102,486	101,690
HDFC Short Term Plan Dividend Option Reinvest	5,078,941	52,500	52,419
ICICI Prudential Medium Term Plan Premium Plus Monthly Dividend	35,792,266	358,789	358,742
ICICI Prudential Medium Term Plan Premium Plus Monthly Dividend	25,565,904	256,278	256,244
Birla Sun Life Ultra Short Term Fund - Institutional Daily Dividend	81,591,061	816,359	816,359
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Daily Dividend	84,010,393	840,230	840,230
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Daily Dividend	9,998,500	100,000	100,000
Birla Sun Life Cash Plus - Institutional Prem - Daily Dividend -Reinvestment	99,156,561	993,499	993,499
IDFC Money Manager Fund-Treasury PlanPlan C-Weekly Dividend	72,177,271	726,000	725,805
Kotak Liquid (Institutional Premium) - Daily Dividend	8,179,045	100,014	100,014
IDFC CF-Plan C-Daily Dividend -LIQUID	190,491,851	1,905,395	1,905,395
Birla Sun Life Cash manager - IP - Weekly Dividend - Reinvestment	14,072,959	140,838	140,841
Birla Sun Life Cash manager - IP - Weekly Dividend - Reinvestment	73,636,768	737,402	736,949
Reliance Liquid Fund-Cash Plan-Weekly Dividend Option	9,426,659	103,000	102,972
Total	6,665,648,181	80,637,771	80,550,121
Others
Allahabad Bank Certificate of Deposit	5,000	499,070	492,673
Allahabad Bank Certificate of Deposit (13th September 2010)	2,500	249,573	246,222
Allahabad Bank Certificate of Deposit (15th September 2010)	2,500	249,502	246,108
Canara Bank Certificate of Deposit (07th October 2010)	12,500	1,250,000	1,224,230
Canara Bank Certificate of Deposit (13th December 2010)	2,500	250,000	245,637
Canara Bank Certificate of Deposit (17th September 2010)	2,500	249,531	246,083
Canara Bank Certificate of Deposit	5,000	496,808	465,181
Central Bank of India Certificate of Deposit (05th August 2010)	5,000	499,363	495,150
Central Bank Bonds Certificate of Deposit	80	79,808	79,640
Central Bank of India Certificate of Deposit	100	100,687	99,020
IDBI Bank Certificate of Deposit (12th October 2010)	2,500	250,000	244,518
Punjab National Bank Certificate of Deposit (15th October 2010)	5,000	500,000	489,528
Union Bank of India Certificate of Deposit (09th September 2010)	2,500	249,502	246,296
Punjab National Bank Certificate of Deposit (08th October 2010)	2,500	250,000	245,097
UCO Bank Certificate of Deposit(03rd December 2010)	2,500	250,000	242,681
Punjab and Sind Bank Certificate of Deposit (08th September 2010)	2,500	249,538	246,309
Central Bank of India Certificate of Deposit (15th November 2010)	5,000	500,000	487,551
UCO Bank Certificate of Deposit(21st December 2010)	2,500	250,000	242,119
Union Bank of India Certificate of Deposit (07th October 2010)	7,500	750,000	736,908
UCO Bank Certificate of Deposit (14th December 2010)	2,500	250,000	245,624
Punjab National Bank Certificate of Deposit (13th December 2010)	2,500	250,000	247,508
ICICI Bank Certificate of Deposit (09th November 2010)	4,000	400,000	398,930
State Bank of Patiala Certificate of Deposit	5,000	500,000	495,711
Unlisted Unrated Secured Redeemable Non-Convertible Debentures (NCD)	250	250,000	250,000
Total	84,430	8,823,382	8,658,724

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

27   Names of other banks, balances at year end and maximum amount of outstanding during the year

	2010	2009
Fleet Bank, Boston, USA (formerly Bank Boston - USA)
(Maximum balance outstanding during the year: 1,053,584 ; 2009: 511,252)	307,167	227,621
Bank of Tokyo Mitsubishi Limited - Japan
(Maximum balance outstanding during the year: 54,299 ; 2009: 81,922)	20,790	19,406
Bank of Tokyo Mitsubishi Limited - Keihiguchi-Japan
(Maximum balance outstanding during the year: 15,363 ; 2009: 33,123)	684	1,058
Bank of Tokyo Mitsubishi UFJ - Japan
(Maximum balance outstanding during the year: 71,693 ; 2009: 52,998)	22,697	38,586
ANZ Bank Australia - Australia 013-030-1982-72801
(Maximum balance outstanding during the year 154,694 ; 2009: 36,150)	10,925	2,870
ANZ Bank Australia - Australia 013-030-1982-72828
(Maximum balance outstanding during the year 195,667 ; 2009: 93,839)	56,012	92,043
Handels Bank - Kista Sweden 585-341-338
(Maximum balance outstanding during the year 1,556 ; 2009: 3,333)	16	1,577
Handels Bank - Kista Sweden 585-130-558
(Maximum balance outstanding during the year 4,740; 2009: 4,014)	1,260	874
Handels Bank - Kista Sweden 43671179 (Euro account)
(Maximum balance outstanding during the year 14,116; 2009: 22,316)	11,442	14,183
Handelsbanken -Finland-A/c 313130-1290477
(Maximum balance outstanding during the year 73,278; 2008: 92,691)	8,957	74,062
Korea Exchange Bank - 611-016-118-609
(Maximum balance outstanding during the year: 1,801.; 2009: 1,799)	1,801	1,812
ABN AMRO Bank N.V.-Netherlands A/c 43.47.90.427
(Maximum balance outstanding during the year: 40,356 ; 2009 : 41,421)	22,451	19,208
ABN AMRO Bank -Netherlands A/c 209
(Maximum balance outstanding during the year: 27 ; 2009 : 45)	25	28
Türkiye Garanti bankasiUSD-860
(Maximum balance outstanding during the year: 35,301 ; 2009 : 71,147)	17,221	37,028
Türkiye Garanti bankasiTL-727
(Maximum balance outstanding during the year: 8,202 ; 2009 : 1,078)	8,202	530
AK Bank – USD A/C 166- 64931
(Maximum balance outstanding during the year: 198,954 ; 2009 : 110,453)	43,617	109,980
AK Bank – TRL A/C 166- 64930
(Maximum balance outstanding during the year: 77 ; 2009 : 3)	––	3
Credit Suisse-0842-1449715-71
(Maximum balance outstanding during the year: 46,955 ; 2009 : 5,338)	5,976	5,199
	539,243	646,068

28   Supplementary statutory information

i) Managerial remuneration

	2010	2009
Salaries and allowances	120,730	125,001
Contribution to provident fund	2,527	2,178
Perquisites	5,712	5,041
	128,969	132,220

a)     Managerial remuneration does not include 74,756 (including pension provision 54,603 and leave provision 6,681) ; (2009 : 82,745, including provision for pension : 26,338 and leave provisions 4,379) paid/accrued to manager by the subsidiary company during the year ended 31 December 2010.

b)    Sitting fees paid to non executive directors not included above aggregated 1,240 (2009: 1,420) during the year ended 31 December 2010.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

28   Supplementary statutory information (Contd.)

c)     Commission expense in respect of Non-Executive directors not included above aggregated 14,109 (2009: 29,345).

d)    Decrease in provision for pension liability aggregating to 6,275 for the year 2010 (2009: 3,575) towards the pension plan of two non whole-time directors Mr Ashok K Patni and Mr Gajendra K Patni has not been included above, since such pension liability arose on account of services rendered prior to their appointment as non whole-time directors.

e)     The above figure do not include gratuity which is actuarially determined on an overall basis for the company as a whole and separate amount for director is not available.

f)     Computation of Net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole time directors :-

Net profit after tax from ordinary activities		6,550,465
Add:
1. Managerial remuneration	128,879
2. Depreciation as per books of accounts	918,975
3. Commission to Non-Whole time Directors	14,109
4. Pension expense *	(6,275)
5. Directors Sitting Fees	1,240
6. Provision for Diminution in Investment	4,110
7. Provision for taxation	604,894	1,665,932
		8,216,397
Less:
1. Profit on sale of Fixed Assets	488
2. Depreciation under Section 350 of the Companies Act	918,975
3. Profit on sale of non-trade investments	251,872	1,171,335
Net profit on which commission payable		7,045,062
Commission payable to Non Whole-time Directors
Maximum allowed as per the Companies Act, 1956 at 1%		70,451
Commission expense in Profit & Loss Account in respect of Non Whole-time Directors		14,109

* Pension expense to founder directors Mr Ashok K Patni and Mr Gajendra K Patni.

ii) Value of imported and indigenous software consumables

	2010		2009
Imported	5.41%	2,470	1.36%	212
Indigenous	94.59%	43,152	98.64%	15,387
	100.00%	45,622	100.00%	15,599

iii) Value of imports calculated on C.I.F. basis:

	2010	2009
Capital goods	220,955	127,418
Software consumables	2,470	212
	223,425	127,630

iv) Expenditure in foreign currency

	2010	2009
Overseas employee expenses	2,585,885	2,224,244
Travelling	132,680	104,237
Professional fees and consultancy charges	427,807	434,623
Subscription and registration fees	1,867	3,450
Others	171,004	273,170
	3,319,243	3,039,724

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

28   Supplementary statutory information (Contd.)

v) Earnings in foreign currency

	2010	2009
Sales and services income (on FOB basis)	18,538,662	17,395,396
Interest received	47,592	58,325
Other Income	3,419	3,806
	18,589,673	17,457,527

vi) Dividend remitted in foreign currency

	2010	2009
Number of non-resident shareholders	1	1
Number of equity shares held on which dividend was due (paid up value of 2 each)	18,255,396	18,255,396
Period to which dividend relates
- Final dividend
1 January 2009 to 31 December 2009	54,766	––
1 January 2008 to 31 December 2008	––	54,766
Special Interim dividend (1 January 2010 to 31 December 2010)	1,150,090	––
	1,204,856	54,766

29   Statement of Utilisation of ADS Funds as of 31 December 2010

	No. of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment :
1. Held as short term investments			883,399
2. Utilised for Capital expenditure for office facilities			4,365,634
3. Exchange loss			120,823
Total			5,369,856

30   Change in estimates

As per Company’s practice, the Company has finalized the amount of incentive payable to the employees for the fiscal year 31 December 2009 based on completion of employee appraisals including final determination of key operating parameters applicable to each employee and business unit during the year ended 31 December 2010. Accordingly, the Company has reversed incentive accrual amounting to 168,205 which has been included under personnel cost in profit & loss for the year ended 31 December 2010.

31   Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

		2010	2009
i	Contract Revenue recognised for the year	2,752,011	2,682,526
ii	Aggregate amount of contract costs incurred for all contracts in progress as at year end.	1,284,782	1,382,586
iii	Recognised Profits (less recognised losses) for all contracts in progress as at year end.	1,426,405	712,013
iv	Amount of Advances received	162,279	126,971

32   Employee Benefit Plans

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

32   Employee Benefit Plans (Contd.)

Amount to be recognised in Balance Sheet

As at 31 December	2010	2009
Present Value of Funded Obligations	359,336	303,087
Fair Value of Plan Assets	(267,113)	(273,266)
Net Liability	92,223	29,821
Amounts recognised in Balance Sheet
Provision for Gratuity	92,223	29,821

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2010	2009
Current Service Cost	49,156	50,837
Interest on Defined Benefit Obligations	20,620	17,432
Expected Return on Plan Assets	(19,563)	(15,582)
Net Actuarial Losses / (Gains) recognised in the Year	8,166	(27,246)
Past Service Cost	34,023	––
Total Included in “Personnel cost”	92,402	25,441

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2010	2009
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	303,087	287,516
Current Service Cost	49,156	50,837
Interest Cost	20,620	17,432
Actuarial Losses/(Gain)	(5,602)	(28,789)
Past Service Cost	34,023	––
Benefits Paid	(41,948)	(23,909)
Closing Defined Benefit Obligation	359,336	303,087
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	273,266	223,136
Expected Return on Plan Assets	19,563	15,582
Actuarial Gain /(Losses)	(13,768)	(1,543)
Contributions by Employer	30,000	60,000
Benefits Paid	(41,948)	(23,909)
Closing Fair Value of Plan Assets	267,113	273,266
Expected Employer’s Contribution Next Year	65,000	50,000
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.65%	6.55%
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary Increase Rate (p.a.)	10% for first two years, 8% for next 3 years and 6% thereafter	6.00%

Experience Adjustments

As at 31 December	2007	2008	2009	2010
Defined Benefit Obligations	255,999	287,516	303,087	359,336
Plan Assets	228,521	223,136	273,266	267,113
Surplus / (Deficit)	(27,478)	(64,380)	(29,820)	(92,223)
Experience Adjustments on Plan Liabilities	3,655	1,267	(3,519)	(19,586)
Experience Adjustments on Plan Assets	(4,544)	6,903	(1,543)	(13,768)

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

32   Employee Benefit Plans (Contd.)

Composition of plan assets:

	2010	%	2009	%
Central/State Government Securities	2,898	1%	3,042	1%
Investment in Government Securities	91,507	35%	200,808	74%
Public Sector / Financials Institutions / Bank bonds/Terms	172,707	65%	69,416	25%
	267,112	100%	273,266	100%

Defined Contribution Plans

Amount of 247,153 (2009: 227,633) is recognised as an expense and included in “Personnel Costs” (Refer Schedule 14) in the Profit and Loss Account.

Pension Benefits

Founder Directors of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognized. The plan is not funded.

Amount to be recognised in Balance Sheet

As at 31 December	2010	2009
Present Value of Unfunded Obligations	112,747	125,133
Amounts recognised in Balance Sheet
Provision for Pension	112,747	125,133

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2010	2009
Current Service Cost	––	––
Interest on Defined Benefit Obligations	7,996	7,708
Net Actuarial Losses / (Gains) recognised in the Year	(14,271)	(11,284)
Total Included in “Personnel cost”	(6,275)	(3,576)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2010	2009
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	125,133	134,821
Current Service Cost	––	––
Interest Cost	7,996	7,708
Actuarial Losses/(Gain)	(14,271)	(11,284)
Benefits Paid	(6,112)	(6,112)
Closing Defined Benefit Obligation	112,746	125,133
Expected Employer’s Contribution Next Year	6,112	6,112
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.65%	6.55%
Salary Increase Rate (p.a.)	0.00%	0.00%

Experience Adjustments

As at 31 December	2007	2008	2009	2010
Defined Benefit Obligations	101,831	134,821	125,133	112,747
Plan Assets	––	––	––	––
Surplus / (Deficit)	(101,831)	(134,821)	(125,133)	(112,747)
Experience Adjustments on Plan Liabilities	(2,741)	1,188	––	(1,067)
Experience Adjustments on Plan Assets	––	––	––	––

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

33          The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished.

34          Subsequent event

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreements on 10 January 2011, with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity interest of the Company at a price of 503.5 per share, subject to fulfillment of certain conditions.

35          Prior year comparatives

Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentations.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No: 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

Balance Sheet Abstract and Company’s General Business Profile

I. Registration Details

Registration No.	20127	State Code	11

Balance Sheet Date	31	12	2010
Date	Month	Year

II. Capital raised during the year

Public issue	Right issue
NIL	NIL

Bonus issue	Private placement
NIL	NIL

III. Position of mobilisation and deployment of funds

Total liabilities	Total assets
34480719	34480719

Sources of funds

Paid-up capital including share application money	Reserves and surplus
262838	29167937

Secured loans	Unsecured loans
9773	NIL

Deferred Tax Liability
61770

Application of funds

Net fixed assets	Investments
6872110	18350292

Net current assets	Deferred Tax Assets
4522251	NIL

Accumulated losses	Miscellaneous expenditure
NIL	NIL

IV. Performance of Company

Turnover	Total expenditure
21067738	13912379

+ / –	Profit before tax	+ / –	Profit after tax
+	7155359	+	6550465

Earning per share in	Annual Dividend @ %
50.35	NIL

Special interim Dividend @ %
3150

V. Generic names of three principal products of the Company (As per monetary terms)

Item no ITC code	NIL	Product description	Computer Software and Services

For and on behalf of the Board of Directors

		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer

Mumbai	Pradip Shah	Surjeet Singh	Arun Kanakal
9 February 2011	Director	Chief Financial Officer	Company Secretary

PATNI COMPUTER SYSTEMS LIMITED

Statement pursuant to section 212 of the Companies Act, 1956 relating to subsidiary companies

( in thousands)

								Investment
								Other than		Profit/(Loss)	Provision	Profit/(Loss)
Sr.		Reporting	Exchange	Share		Total	Total	Investment		before	for	after	Proposed
No.	Name of Subsidiary	Currency	Rate	capital	Reserves	Assets	Liabilities	in Subsidiary	Turnover	taxation	taxation	taxation	Dividend	Country
1	Patni America, Inc.	1USD =	44.70	2,638,934	2,714,326	8,730,637	3,377,377	—	14,215,932	498,225	154,646	343,579	—	USA
2	Patni Computer Systems (UK) Limited	1GBP =	69.36	1,044,643	(496,910)	2,023,033	1,475,300	—	1,820,092	(233,884)	1,331	(235,215)	—	UK
3	Patni Computer Systems GmbH	1EUR =	59.81	376,009	(198,351)	291,643	113,985	—	62,349	(61,224)	492	(61,716)	—	Germany
4	Patni Telecom Solutions Private Limited	INR	1.00	4,198	1,022,009	1,198,395	172,188	659,247	355,596	(6,269)	89,322	(95,591)	—	India
5	Patni Telecom Solutions Inc.	1USD =	44.70	17,312	722,232	789,311	49,768	—	131,067	(43,604)	(18,283)	(25,321)	—	USA
6	Patni Telecom Solutions (UK) Limited	1GBP =	69.36	5,821	180,387	315,867	129,658	—	230,233	(28,974)	(4,937)	(24,037)	—	UK
7	Patni Life Sciences Inc.(1)	1USD =	44.70	—	—	—	—	—	635,520	13,562	5,122	8,440	—	USA
9	Patni Computer Systems (Czech) s.r.o. Republic	1CZK =	2.37	1,871	(2,644)	4,306	5,080	—	117	(784)	—	(784)	—	Czech
10	PCS Computer Systems Mexico SA de CV	1MXN =	3.61	94,652	(96,396)	81,422	83,165	—	2,836	(58,960)	—	(58,960)	—	Mexico
11	Patni (Singapore) Pte Ltd	1SGD =	34.87	275,310	(193,866)	169,237	87,792	—	101,039	(154,044)	—	(154,044)	—	Singapore
13	Patni Computer Systems Japan Inc.(2)	1JPY =	0.55	32,302	(16,916)	32,297	16,912	—	—	(16,633)	—	(16,633)	—	Japan
12	CHCS Services Inc.(3)	1USD =	44.70	23	110,828	370,063	259,212	—	732,513	8,424	4,451	3,973	—	USA
14	Patni Computer Systems (Suzhou) Co., Ltd(4)	1CNY =	6.77	944	(3,671)	22,987	25,714	—	10,196	(3,720)	—	(3,720)	—	China
15	Patni Computer Systems Software (Dalian) Limited(5)	1CNY =	6.77	—	—	—	—	—	—	—	—	—	—	China

Note:

(1) Effective 1 October 2010, Patni Life Sciences Inc was merged into its parent company, Patni Americas Inc.

(2) On 03 June 2010, Patni (Singapore) Pte Limited has set up a 100% subsidiary in Japan named Patni Computer Systems Japan Inc

(3) On 09 June 2010, Patni USA acquired CHCS Services Inc., (“CHCS”) a company incorporated in Florida, U.S.A

(4) On 18 August 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems (Suzhou) Co., Ltd.

(5) On 09 November 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems Software (Dalian) Limited.

For and on behalf of the Board of Directors

Mumbai	Jeya Kumar	Pradip Shah	Surjeet Singh	Arun Kanakal
9 February 2011	Chief Executive Officer	Director	Chief Financial Officer	Company Secretary

Management’s Discussion and Analysis of the Consolidated Financials under Indian GAAP

Industry Structure and Developments

Global Markets Overview

According to the Forecast Alert: IT Spending, Worldwide, 2008-2014, 4Q10 Update report by Gartner, the headline is that the global IT spending growth forecast has been revised up, from 3.2% to 5.4% for 2010 and from 3.5% to 5.1% in 2011. Currency effects and a slightly more optimistic outlook in some key segments have combined to raise the outlook for U.S. dollar-denominated growth.

The main reasons for the upward revision are as follows:

•      Currency exchange rate fluctuations have continued to affect our U.S. dollar-denominated forecast. Of the 2.2 percentage point increase in IT spending growth in 2010, 1.6% is attributable to the recent devaluation of the U.S. dollar against other currencies.

•      However, in constant dollars (that is, stripping out the effect of currency exchange rate movements), IT spending growth in 2010 has been revised up from 3.4% to 4% as upward revisions in telecommunications spending has more than compensated for downward revisions to our forecast for client computing spending.

•      The reductions in the client computing forecast for 2010 reflect concerns for U.S. and Western European PC growth given weak 3Q10 results and a still highly uncertain economic outlook for both markets. The reductions also reflect assumptions about displacement of PCs by media tablets in these markets – although the reductions on this account are relatively small as media tablet displacement is seen as a much bigger long-term problem. The reduction in the Western European forecast also reflects more aggressive assumptions about average selling price (ASP) declines in the region, which are expected to come about as the dollar continues to decline and constant U.S. dollar ASPs in Western Europe converge toward their U.S. counterparts.

•      For 2011, currency exchange rate fluctuations actually have masked a downward revision to the underlying spending forecast. The 1.6 percentage point increase in U.S. dollar-denominated spending growth is assisted by a 2% gain because of U.S. dollar devaluation. Looked at another way, in constant dollars we have reduced the forecast for spending growth in 2011 from 4.7% to 4.3%, which is a 0.4% drop.

•      The reduction in the overall IT spending forecast for 2011 is almost entirely the result of the reduction in the PC forecast, again concentrated in the U.S. and Western Europe with reductions to the Asia/Pacific forecast chipping in some additional downward pressure. Here again, the reductions to the U.S. and Western European PC forecasts reflect concern for PC growth given likely weak economic growth in 1H11. Media tablets also are expected to take a somewhat bigger bite out of growth than in 2011. The reduction to the Asia/Pacific forecast for PC spending reflects concern that the region’s strong growth in 2010 likely pulled some growth from 2011, precipitating a write-down of 2011. It also incorporates some effect on China’s PC growth of the expected slowdown in Chinese economic growth. The reductions in the Western European and Asia/Pacific PC spending forecasts also reflect the assumption of slightly faster constant U.S. dollar ASP declines, fueled by further declines in the dollar.

•      Longer term, the forecast for annual growth in global IT spending in U.S. dollars for 2012, 2013 and 2014 is virtually unchanged at about 4.5%, although the upward revisions for 2010 and 2011 have had the effect of increasing the five-year CAGR through 2014 to 4.8% from 4% last quarter.

(Disclaimer The Gartner Report described herein, Forecast Alert: IT Spending, Worldwide, 2008-2014, 4Q10 Update (ID Number: G00209967 represent) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice)

Indian IT Industry Outlook

Nasscom Strategic Review 2011 states that the IT-BPO sector has become one of the most significant growth catalysts for the Indian economy. In addition to fuelling India’s economy, this industry is also positively influencing the lives of its people through an active direct and indirect contribution to the various socio-economic parameters such as employment, standard of living and diversity among others. The industry has played a significant role in transforming India’s image from a slow moving bureaucratic economy to a land of innovative entrepreneurs and a global player in providing world class technology solutions and business services.

The sector is estimated to aggregate revenues of $88.1 billion in FY2011, with the IT software and services sector (excluding hardware) accounting for $76.1 billion of revenues. During this period, direct employment is expected to reach nearly 2.5 million, an addition of 240,000 employees, while indirect job creation is estimated at 8.3 million. As a proportion of national GDP, the sector revenues have grown from 1.2 % in FY1998 to an estimated 6.4% in FY 2011. Its share of total Indian exports (merchandise plus services) increased from less than 4.0 % in FY1998 to 26.0 % in FY2011.

Export revenues are estimated to gross $ 59 billion in FY2011 accounting for a 2 million workforce.

IT services is expected to grow by about 3.5% in 2011 and 4.5% in 2012. While focus on cost control and efficiency/productivity remain, customers are also evaluating how investments in IT impact can further business goals – ROI led transformation - leading to an increase in project-based spending. Services such as virtualization,

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

consolidation, and managed services that focus on ROI in the short term will drive opportunities in the market. Emerging Asian enterprises across multiple industries will continue to accelerate services spending in their eff orts to challenge existing global MNCs. Organizations will look for alternative IT models - Cloud, on-demand services and SaaS – in order to reduce hardware infrastructure costs and provide scalability on demand.

Worldwide packaged software revenue is estimated to reach $ 297 billion in 2011, a Y-o-Y growth of over 5%, led by emerging regions, such as APAC and LATAM. These regions are expected to invest heavily in enterprise software initiatives as they continue to round out the IT infrastructure necessary to do business. Business Process Outsourcing spending is expected to be driven by analytical services, F&A and industry-specific BPO solutions.

In the future, the global IT-BPO industry is likely to go through a paradigm shift across five parameters

Markets – Growth will be driven by new markets – SMBs, Asia, public sector and government-influenced entities which will become a priority customer base

Customers – Customers will demand ‘transformative’ value propositions, that go beyond lower-cost replication; as technology creates virtual supply chains, customers will require a seamless experience across time zones and geographies; increasing demand for innovation and end-to-end transformation

Service Offerings – Offerings that are high-end, deeply embedded in customer value chains will emerge. Services and delivery will become location-agnostic leading to new opportunities such as design services in manufacturing, Remote Infrastructure Management (RIM), etc. Solutions for the domestic market will be a key focus area

Talent – Government pressures to create local jobs and the need for local knowledge will alter the employee mix - a higher proportion of non-Indians with multilingual and localised capabilities. There will be a much greater focus on ongoing development of specialised skills and capabilities

Business models – Driven by a focus on expertise and intellectual property, offerings will shift from piecemeal, technology-centric applications to a range of integrated solutions and higher-end services, spanning new service lines (e.g., green IT)

Suitably exploiting these emerging opportunities both in the global and domestic markets can help India reach $130 billion in IT-BPO revenues by FY2015, a CAGR of 14.0%. By FY2015, the Indian IT-BPO industry is expected to contribute about 7.0 % to annual GDP and create about 14.3 million employment opportunities (direct and indirect).

Opportunities and Threats

Our Delivery Model

We address our clients’ needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise.

We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by our trained professionals located normally at one or more of our nine offshore centers in India. Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients’ needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients’ processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximize the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To our domain wedge, we have aligned a majority of our sales and complement marketing teams to focus on specific industry sectors.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, retail and distribution, financial services and communications, media and utilities. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. We also focus on technology practices, specifically in product engineering services.

Successful Client Relationships

We have demonstrated the ability to build and manage our client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience span multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients’ organizations.

Delivery and Operational Excellence

Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool, in terms of seniority and location, to maximize our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the global IT industry. Our managers and senior technical personnel provide in-depth project management expertise to customers. To maintain this level of expertise, we have placed significant emphasis on recruiting and training our workforce of highly skilled professionals.

Our Strategy

We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of which are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise with Micro Vertical Focus

We intend to strengthen our understanding of key industries by investing in building or acquiring intellectual property like platforms, tools, etc, in chosen micro verticals within each industry segment that we operate. We shall also continue to invest in a strong base of industry experts, business analysts and solutions architects as well as considering select from targeted acquisitions. We believe that we can create competitive differentiation and add more value than a general service provider through such investments in enhancing our understanding in specific industry and domain requirements of our clients.

Strengthen and Broaden our Service Lines

We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernization in other service lines.

Optimise and Expand Delivery Capability

Our process and methodologies such as PatniPLUS® consolidate decades of software development and maintenance experience in delivering and supporting enterprise applications and products for our clients. We believe that our mature process frameworks effectively reduce risk and unpredictability across the software development life cycle and flexibly integrate with our clients’ processes. We further believe that our quality systems create strong predictive and diagnostic focus, delivering measurable performance to clients’ ‘Critical to Quality’ parameters resulting in a faster turnaround, higher productivity, and on-time to first-time-right deliveries. We provide full visibility on our projects for our clients through integrated web-based project management and monitoring tools.

We are committed to enhancing our processes and methodologies that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. To maximize improvements in our processes and methodologies we have similarly expanded our infrastructure and we have constructed new knowledge park campuses in India to provide world class infrastructure, high standards of quality and secure delivery.

Expand Geographically and Build our Brand Globally

While our “Patni” brand is an established and recognized brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients in new geographies and to attract and retain talented professionals.

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities which considerably widen our industry and technology practices.

Competition

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•      Indian IT services companies, such as, Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, HCL Technologies Limited and Tech Mahindra;

•      international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation and Syntel;

•      divisions of large multinational technology firms such as IBM, and Hewlett Packard, Capgemini, Atos Origin and Logica

•      in-house IT departments of large corporations;

•      other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•      offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe and Latin America; and

•      involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting or have set up operations in India. Further, a number of our international competitors with existing operations in India have ramped up their presence as offshore operations in India have become an important element of their delivery strategy.

We believe that price alone is not a sustainable competitive advantage in an environment where IT solutions are becoming increasingly critical to clients’ core corporate strategy. We have therefore built our competitive position on our ability to leverage our industry specific knowledge and experience in a broad range of IT services, to manage and maintain large client relationships, to continually monitor and improve our delivery excellence and to attract and retain highly skilled software professionals.

Segment-wise Performance

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing, retail and distribution, communications, media and utilities and financial services and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, retail and distribution, communications, media and utilities and financial services industries. In addition, we market our services to clients through our technology practices, comprising our product engineering practice. The following table indicates the breakdown of our revenues by our industry and technology practices:

Industry Segments

	Year ended 31 December
	2008	2009	2010
Industry Practice
Insurance	24.7%	29.7%	30.3%
Manufacturing Retail & Distribution(1)	28.9%	29.0%	30.3%
Financial Services	12.8%	12.8%	11.6%
Communications, Media and Utilities(2)	17.9%	13.5%	11.2%
Technology Practice
Product Engineering	15.7%	15.0%	16.6%
Total	100.0%	100.0%	100.0%

(1)   From 1 January 2009, we have renamed our manufacturing segment industry practice as manufacturing, retail and distribution.

(2)   From January 1, 2009, we have renamed our communications, media and entertainment practice as communications, media and utilities.

Outlook, Risks and Concerns

These have been discussed in detail in the Risk management section in this Annual Report.

Internal control systems

We maintain internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness.

The Audit Committee which is a sub-committee to Board of Directors consists solely of independent directors. The Audit Committee monitors and provides effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures coupled with transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal controls over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The committee also holds discussions with Statutory Auditors, Internal Auditors and the Management on matters pertaining to internal controls, auditing and financial reporting. The Committee reviews with the statutory auditors the scope and results of the audit.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.

Financial Condition

( in thousands except share data)

	Year ended	Year ended
	31 Dec. 2010	31 Dec. 2009
Share capital
Balance at the beginning of the year	258,252	256,210
Shares issued during the year
– ESOP plan	4,586	2,402
Balance at the close of the year	262,838	258,252

The Company has established the ‘Patni ESOP 2003’ plan, under which it issued 2,293,048 shares to 371 employees and 7 directors during the year. The Company is authorized to issue up to 11,142,085 equity shares to eligible employees under its ESOP plan. In June 2009 at the Annual General Meeting the shareholders authorized the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2008” plan.

Following these issuances of the Company’s equity shares during the year, the issued, subscribed and paid-up share capital increased by 2,293,048 shares.

Reserves and surplus

The Company transferred an amount of 655.0 million from its profit for the year to the general reserve, while (4,039.7) million was utilized during the year for payment of special dividend of 63 per share.

Secured loans

The Company acquires vehicles under finance lease for a non-cancellable period of four years. The lease rental obligation in relation to such vehicles is recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company.

Net deferred tax liability

The Company recorded cumulative net deferred tax liability of 31.2 million as of 31 December 2010. The deferred tax liability represents timing differences arising out of Costs and estimated earnings in excess of billings, Depreciation and U.S. branch profit taxes.

Goodwill

The excess of cost to the parent company of its investment in subsidiaries over the parent company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognized in the consolidated financial statements as goodwill. Goodwill recorded in the consolidated financial statements has not been amortized, but evaluated for impairment.

The aggregate goodwill recorded in the financial statements comprises the following:

( in thousands)

	Year ended	Year ended
	31 Dec.	31 Dec.
	2010	2009
Balance at the beginning of the year	4,765,305	4,907,344
Acquisition during the year	229,237	—
Effect of foreign currency translation	(156,482)	(142,039)
Balance at the end of the year	4,838,060	4,765,305

Fixed Assets	( in thousands)

	Year ended		Increase/
	31 December		(Decrease)
	2010	2009	%
Gross block
Land – freehold	171	171	0.0
– leasehold	844,528	828,791	1.9
Buildings and leasehold improvements	4,070,668	4,044,734	0.6
Computers, software and other service equipment	4,708,617	4,112,578	14.5
Electrical installations	888,856	918,645	(3.2)
Office equipments	1,019,185	1,070,113	(4.8)
Furniture and fixtures	1,134,189	1,034,286	9.7
Vehicles	53,875	65,408	(17.6)
Intangible asset	1,578,401	1,052,355	50.0
Total	14,298,790	13,127,081	8.9
Less: Accumulated depreciation	7,002,896	6,194,696	13.0
Add: Capital work-in-progress	921,512	1,336,711	(31.1)
Net fixed assets	8,217,406	8,269,096	(0.6)

During 2010, the Company had a net addition of 1,171 million to its gross block of assets. This is mainly represented by 423.0 million of capitalization of internal systems software and acquisition of an existing software Intellectual Property Rights (“IPR”) amounting to 558.0 million which is used for education sector management in UK and Ireland.

The net decrease of 415.0 million under CWIP is due to capitalization of internal systems software.

Investments

Surplus cash generated from operations are invested in long-term and current money market instruments. Investments decreased to 12,614.9 million as of 31 December 2010 compared to 17,751.9 million as of 31 December 2009. Reduction is mainly due to payment of special dividend of 63/- per equity share.

Deferred tax asset (net)

The Company recorded cumulative deferred tax asset (net) of 695.0 million as of 31 December 2010. This relates to the subsidiary companies, Patni Americas Inc. USA, Patni Computer Systems (Gmbh), Patni Telecom Solutions Private Limited (India), Patni Telecom Solutions Inc (USA) and Patni Life Sciences Inc. The deferred tax asset represents timing differences arising out of provisions for retirement benefits, provision for bad and doubtful debts, deferred revenues, billings in excess of cost and estimated earnings, accrued expenses and carry forward losses, unrealized loss on derivatives, employee stock option costs, depreciation, amortization of intangible assets.

Sundry debtors

Sundry debtors of 5,438.5 million (net of provision for doubtful debts amounting to 159.9 million) represents 17.1 per cent of revenues for the year ended 31 December 2010. During the year, the debts outstanding for a period exceeding six months increased to 3.9 per cent of gross debtors as compared to 1.6 per cent in the previous year. Provision for doubtful debts as a percentage of sundry debtors increased to 2.9 per cent from 2.6 per cent in the previous year.

The age profile of debtors is given below:

	Year ended	Year ended
	31 Dec.	31 Dec.
Period in days	2010	2009
0-180	96.1%	98.4%
More than 180	3.9%	1.6%
Total	100.0%	100.0%

Cash and bank balances

The Company recorded cash and bank balances of 3,533.7 million and 2,952.6 million as at 31 December 2010 and 2009, respectively. Bank balances include balances maintained both in India and overseas. Bank balances in India include both rupee accounts and foreign currency accounts.

As at 31 December 2010 and 2009, the Company had cash and cash equivalents (cash and bank balances including short term investments) of 16,010.6 million and 20,316.5 million, respectively. Cash and cash equivalents represent 39.9 per cent and 47.0 per cent of total assets as at 31 December 2010 and 2009, respectively.

Cost and estimated earnings in excess of billings

Costs and estimated earnings in excess of billings represent revenues recognized by the Company in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and once customer acceptance is received. Cost and estimated earnings in excess of billings decreased to 1,388.9 million during the year ended 31 December 2010 compared to 918.2 million in the year ended 31 December 2009 mainly due to the consistent efforts on timely collections from the customers due to the credit crisis prevailing in the global markets.

Loans and advances

During the year ended 31 December 2010 advances recoverable in cash or kind decreased to 317.1 million from 380.4 million as at 31 December 2009.

During the year ended 31 December 2010 Security deposits increased to 308.6 million from 290.5 million as at 31 December 2009.

Loan to the Company’s employees which were outstanding as at 31 December 2010 was 62.9 million from 40.1 million as at 31 December 2009.

Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act,1961, the company has recognized “MAT credit entitlement” of 1,780.3 million as at 31 December 2010 (2009 : 1,071.0 million).

During the year ended 31 December 2010 amount paid to tax authorities increased to 331.4 million from 254.2 million as at 31 December 2009.

During the year ended 31 December 2010. Derivative Assets increased to 224.2 million from 97.5 million as at 31 December 2009 relate to Mark to Market gain on foreign exchange contracts.

Current liabilities

Current liabilities primarily include creditors for goods and expenses of 292.60 million, which represent amounts payable to vendors for goods or services rendered. Billings in excess of cost and estimated earnings of 802.0 million denotes billings in excess of revenues recognized. Advances received from customers of 65.9 million include amounts received from customers for the delivery of future services. Deferred revenues of 201.6 million relate to revenues for set up activities that are deferred and recognized over the period in which the fees are earned and also include volume discounts earned by the customers. Related costs are also deferred in such instances and are grouped under ‘advances recoverable in cash or kind’. Derivative liability of 285.1 million relate to Marks to market loss on foreign exchange contracts. Other liabilities of 3,580.9 million include provisions for employee related and other costs.

Provisions

Provision for taxation represents estimated income tax liabilities, both in India and overseas. Provision for taxation (net of advance tax) as of 31 December 2010 was 1,329.3 million.

As at 31 December 2010, provision for retirement benefits increased to 1,227.7 million from 1,210.3 million as at 31 December 2009.

Results of Operations

The following table sets forth certain financial information for the year ended 31 December 2010 as a percentage of revenues, calculated from the consolidated financial statements:

( in thousands)

	Amount	% of income
Sales and service income	31,880,847	93.6%
Other income	2,194,249	6.4%
Total income	34,075,096	100%
Personnel cost	18,898,084	55.5%
Selling, general and administration cost	6,875,866	20.2%
Depreciation	1,184,676	3.5%
Transfer from revaluation reserves	81	0.0%
Interest costs	47,765	0.1%
Total expenses	27,006,310	79.3%
Profit for the year before taxation	7,068,786	20.7%
Provision for taxation	837,071	2.5%
Profit for the year after taxation	6,231,715	18.3%

Income

The Company’s sales and service income was 31,880.8 million in 2010 from 31,461.5 million in 2009. Clients from the insurance, manufacturing, and financial services industries contribute a large proportion of our sales and service income. In 2010, revenues from these clients together contributed 72.2 per cent of our revenues.

The Company derives a significant proportion of its revenues from clients located in the United States. In 2010, the company derived 79.8 per cent of its revenues, from clients located in the United States. However, strong revenue growth was achieved in other regions and the business achieved a greater element of geographical diversification. The Company added 52 new clients during 2010.

Other income was 2,194.3 million in 2010 from 836.1 million in 2009. During 2010, other income comprised interest and dividend income of 611.4 million, and IRS interest reversal of 47.6 million on account of completion of assessment by IRS for the years ended 2006 and 2007 of Patni Americas Inc., gain of 252.1 million on the sale of investments and other miscellaneous income of 289.3 million.

Personnel costs

Personnel costs were 18,898.1 million and 18,357.3 million in 2010 and 2009, respectively. These costs represent 55.5 per cent and 56.8 per cent of the Company’s total income in 2010 and 2009, respectively. Personnel costs comprise salaries paid to employees in India and overseas staff expenses.

Selling, general and administration expenses

The Company incurred selling, general and administration expenses of 6,875.9 million and 6,454.9 million, representing a 20.2 per cent and 20.0 per cent of total income in 2010 and 2009, respectively. Selling, general and administration expenses include costs such as, subcontractor costs, travelling expenses, communication expenses, office expenses, legal and other professional fees, advertisement and publicity, and other miscellaneous selling and administrative costs.

Depreciation

The Company provided 1,184.7 million and 1,420.9 million towards depreciation for 2010 and 2009, respectively. Depreciation as a percentage of gross block of fixed assets was 8.3 per cent and 10.8 per cent for 2010 and 2009, respectively.

Due to adverse market conditions, during the year ended 31 December 2009 the Company reviewed the recoverability of the carrying amount of the IPR. Based on management estimate, the expected discounted cashflows from the use of this IPR is lower than the carrying amount and accordingly, an impairment charge of 237.6 million for the year ended 31 December 2009 has been recorded and included under depreciation in the consolidated profit and loss account.

Interest

The Company incurred interest costs of 47.8 million and 77.2 million in 2010 and 2009, respectively. These costs mainly comprise interest on tax assessments and interest on finance lease obligations relating to vehicles acquired by the Company.

Provision for taxation

The Company provided for its tax liability both in India and overseas. The details of provision for taxes are as follows:

Provision for tax expense consists of the following:

( in thousands)

	2010	2009
Current taxes
- Indian	1,257,624	682,004
- Foreign	239,325	(87,814)
	1,496,949	594,190
Deferred tax expense /(credit)
- Indian	118,589	29,457
- Foreign	(69,179)	(79,155)
	49,410	(49,698)
	1,546,359	544,492

The Statute of limitation period for the March 2007 and March 2006 tax return of the US Branch of the Company expired in December, 2010 and December 2009 respectively i.e. on expiry of 3 years from the date of filing which was 15 December 2007 and 15 December 2006. Hence the company has reversed the provision for that year on account of taxes of 281.9 million.

The Company benefits from a tax holiday given by the Government of India for the export of information technology services from specially designated software technology parks and special economic zones located in India. As a result of these tax incentives, a substantial portion of the Company’s pre-tax income has not been subject to significant tax in recent years.

The company has recognised “MAT credit entitlement” of 709.3 million for the year ended December 2010 (2009: 439.1 million) by crediting to the Profit and loss account.

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks and special economic zones in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years, however the tax holiday for the export of IT service will expire on 31 March 2011.

The Company recorded net deferred tax credit of 49.4 million and (49.7) million for 2010 and 2009, respectively.

Net Profit

Net profit was 6,231.7 million and 5,866.1 million in 2010 and 2009, respectively. Net profit as a percentage of total income was 18.3 per cent and 18.2 per cent in 2010 and 2009, respectively.

Development in Human Resources

As of 31 December 2010 we had 17,642 employees. Of these 13,259 were software professionals, of which 2,482 employees were onsite and 10,755 offshore.

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Financials under Indian GAAP

Auditors’ Report

To the Board of Directors of

Patni Computer Systems Limited and its subsidiaries

We have audited the attached consolidated Balance Sheet of Patni Computer Systems Limited (“Patni” or “the Company” or “the Parent Company”) and its subsidiaries and joint venture (as per the list appearing in Note 2.2 to the consolidated financial statements) [collectively referred to as the “Patni Group” or “the Group”] as at 31 December 2010, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard 21 - ‘Consolidated Financial Statements’ and Accounting Standard

27 – ‘Financial Reporting of Interests in Joint Ventures’ prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i                     in the case of the consolidated Balance Sheet, of the state of affairs of the Patni group as at 31 December 2010;

ii                  in the case of the consolidated Profit and Loss Account, of the profit for the year ended on that date; and

iii               in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For B S R & Co.

Chartered Accountants

Firm’s Registration No. 101248W

Natrajh Ramakrishna

Partner

Membership No: 032815

Mumbai

9 February 2011

Consolidated Balance Sheet as at 31 December 2010

(Currency:  in thousands except share data)

	Note	2010	2009
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	262,838	258,252
Stock options outstanding		356,596	190,913
Reserves and surplus	4	32,002,922	35,060,229
		32,622,356	35,509,394
Loan funds
Secured loans	5	10,649	9,447
Deferred tax liability,net	17	31,246	66,589
		32,664,251	35,585,430
APPLICATION OF FUNDS
Goodwill	18	4,838,060	4,765,305
Fixed assets
Gross block	6	14,298,790	13,127,081
Less: Accumulated depreciation		7,002,896	6,194,696
Net block		7,295,894	6,932,385
Capital work-in-progress and capital advances		921,512	1,336,711
		8,217,406	8,269,096
Investments	7	12,614,890	17,751,943
Deferred tax asset, net	17	695,065	893,334
Current assets, loans and advances
Sundry debtors	8	5,438,518	5,089,734
Cash and bank balances	9	3,533,680	2,952,622
Unbilled revenue		1,388,896	918,184
Loans and advances	10	3,724,653	2,561,375
		14,085,747	11,521,915
Less: Current liabilities and provisions
Current liabilities	11	5,229,937	4,650,366
Provisions	12	2,556,980	2,965,797
		7,786,917	7,616,163
Net current assets		6,298,830	3,905,752
		32,664,251	35,585,430

The accompanying notes form an integral part of this Consolidated Balance Sheet.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No. 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Profit and Loss Account for the year ended 31 December 2010

(Currency: in thousands except share data)

	Note		2010		2009
INCOME
Sales and service income			31,880,847		31,461,457
Other income	13		2,194,249		836,062
			34,075,096		32,297,519
EXPENDITURE
Personnel costs	14		18,898,084		18,357,288
Selling, general and administration costs	15		6,875,866		6,454,870
Depreciation	6		1,184,676		1,420,905
Less: Transfer from revaluation reserve	4		81		81
Interest costs	16		47,765		77,200
			27,006,310		26,310,182
Profit for the year before taxation			7,068,786		5,987,337
Provision for taxation	17	1,546,359		544,492
MAT credit entitlement	17	(709,288)	837,071	(439,135)	105,357
Provision for taxation-fringe benefits			—		15,838
Profit for the year after taxation			6,231,715		5,866,142
Profit and loss account, brought forward			22,972,249		18,102,057
Amount available for appropriation			29,203,964		23,968,199
APPROPRIATIONS
Proposed Dividend on equity shares			2,221		387,383
Special Interim Dividend on equity shares			8,244,435		—
Dividend tax			1,369,675		65,836
Transfer to general reserve			655,046		542,731
Profit and loss account, carried forward			18,932,587		22,972,249
Earnings per equity share of 2 each	22
- Basic			47.90		45.74
- Diluted			46.44		44.93
Weighted average number of equity shares used in computing earnings per equity share (refer note 22)
- Basic			130,101,442		128,254,916
- Diluted			134,193,727		130,560,132

The accompanying notes form an integral part of this Consolidated Profit and Loss Account.

As per attached report of even date.
For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No. 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

Consolidated Cash Flow Statement for the year ended 31 December 2010

(Currency:  in thousands except share data)

	2010	2009
Cash flows from operating activities
Profit before taxation	7,068,786	5,987,337
Adjustments:
Depreciation, net of transfer from revaluation reserve	1,060,494	1,066,732
Loss on sale of fixed assets, net	316	11,415
Profit on sale of investments, net	(252,190)	(470,185)
Loss/(Profit) on revaluation of investments	4,112	(2)
Amortisation of intangible assets	124,101	354,092
Dividend income	(536,461)	(503,388)
Interest income	(62,319)	(26,492)
Interest expense	1,426	1,534
Provision for doubtful debts and advances	27,767	105,450
Employee stock compensation costs	345,254	203,007
Deferred cancellation (Loss) /gains relating to roll-over cash flow hedges	(5,929)	202,686
Unrealised foreign exchange gain	(30,320)	(334,542)
Operating cash flows before working capital changes	7,745,037	6,597,644
Increase in sundry debtors	(436,945)	(23,853)
(Increase)/decrease in unbilled revenue	(497,635)	584,073
Increase in loans and advances	(361,434)	(166,369)
Increase /(decrease) in billings in excess of cost and estimated earnings	549,630	(22,257)
Increase in sundry creditors	1,370	78,606
Increase /(decrease) in advance from customers	13,394	(8,829)
Increase in other liabilities	76,822	88,674
Increase /(decrease) in provision for retirement benefits	51,478	(139,099)
Cash generated from operations	7,141,717	6,988,590
Income taxes paid	(1,448,436)	(863,613)
Net cash provided by operating activities (A)	5,693,281	6,124,977
Cash flows from investing activities
Purchase of Intangible Assets	(573,792)	—
Purchase of fixed assets	(543,465)	(920,311)
Proceeds from sale of fixed assets	22,476	13,140
Purchase of non trade investments	(85,472,796)	(54,072,111)
Proceeds from sale of non trade investments	90,857,927	48,561,690
Dividend received	536,461	503,388
Interest received	67,291	18,237
Payments for acquisition, net of cash acquired	(333,887)	—
Net cash provided by / (used in) investing activities (B)	4,560,215	(5,895,967)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Cash Flow Statement (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

	2010	2009
Cash flows from financing activities
Proceeds from issuance of share capital	444,872	259,257
Dividend paid, including dividend tax	10,068,359)	(449,341)
Interest paid	(1,426)	(1,534)
Proceeds from finance lease obtained	7,989	2,786
Finance lease obligations repaid	(9,761)	(10,886)
Net cash (used in) financing activities (C)	(9,626,685)	(199,718)
Effect of changes in exchange rates (D)	(45,753)	(8,420)
Net increase in cash and cash equivalents during the year (A+B+C+D)	581,058	20,872
Cash and cash equivalents at the beginning of the year	2,952,622	2,931,750
Cash and cash equivalents at the end of the year (refer note 9)	3,533,680	2,952,622

Notes to the Consolidated Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2010	2009
Cash and cheques in hand	3,206	2,710
Money In Transit	429,235	2,702
Cheques in hand	14,533	—
Balances with scheduled banks
- in current accounts	289,359	557,751
- in deposit account	500,475	475
Balances with other banks
- in current accounts	2,296,872	2,388,984
	3,533,680	2,952,622

The accompanying notes form an integral part of this consolidated cash flow statement.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No. 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer
Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

Notes to the Consolidated Financial Statements for the year ended 31 December 2010

(Currency:  in thousands except share data)

1                           Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’ or ‘the Parent Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of 2 each fully paid-up.

Patni owns 100% equity interest in Patni Americas, Inc. (formerly Patni Computer Systems, Inc.) (“Patni USA”), a company incorporated in USA, Patni Computer Systems (UK) Limited (“Patni UK”), a company incorporated in UK, Patni Computer Systems GmbH, a company incorporated in Germany. Patni Americas, Inc., USA acquired 100 % equity interest in The  Reference Inc. (“TRI”) a company incorporated in USA. In  November 2004, Patni Americas, Inc. acquired 100 % equity in  Patni Telecom Solutions Inc., USA and its subsidiaries. In July  2007, Patni Americas, Inc., acquired Patni Life Sciences Inc.,  (formerly known as Taratec Development Corporation), a  company incorporated in New Jersey, USA, for consideration in  cash. Effective 1 October 2010, Patni Life Sciences Inc. has been  merged with Patni USA. In June 2010, Patni USA acquired CHCS  Services Inc., (“CHCS”) a company incorporated in Florida, U.S.A,  for consideration in cash. In July 2010, CHCS Services Inc.,  opened a branch office in Noida. Patni Computer Systems Brasil,  Ltda 100% owned subsidiary of Patni incorporated in Brazil has  been dissolved in October 2010.

In July 2007, Patni UK acquired business and assets of Logan  Orviss International (‘LOI’), a European telecommunications  consulting services company in a business combination. In March  2008, Patni UK set up a subsidiary in Czech Republic, named  Patni Computer Systems (Czech) s.r.o. In December 2008, The  Company set up a subsidiary in Mexico named PCS Computer  Systems Mexico, SA de CV. Patni also operates through foreign  branch offices in USA, Japan, Sweden, Korea, Netherlands,  Australia, Finland, Dubai, South Africa,Turkey, Ireland, Romania  and Switzerland. In June 2009, the Company has set up a  subsidiary in Singapore named Patni (Singapore) Pte Ltd. In April  2010, Patni (Singapore) Pte Limited opened a branch office in  Malaysia. In June 2010, Patni (Singapore) Pte Limited has set up a 100% subsidiary in Japan named Patni Computer Systems Japan Inc. In August 2010, Patni Computer Systems (UK) Limited opened a branch office in Ireland. In August 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems (Suzhou) Co., Ltd. In November 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems Software (Dalian) Limited.

In June 2010, Patni Computer Systems Japan Inc. has entered into Joint Venture Agreement (49% stake) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on 1st July 2010 in Japan.

Patni together with its subsidiaries and associates (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Group provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology services (comprising product engineering). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

2                           Significant accounting policies

2.1                 Basis of preparation of consolidated financial statements

The accompanying consolidated financial statements have been  prepared in compliance with the requirements of the Companies  Act, 1956, guidelines issued by the Securities and Exchange  Board of India (‘SEBI’) and Generally Accepted Accounting  Principles (‘GAAP’) in India, under the historical cost convention  with the exception of land and buildings of Patni, which have  been revalued and certain financial instruments which are  revalued on fair value basis, on the accrual basis of accounting.  GAAP comprises mandatory accounting standards as specified in  the Companies (Accounting Standards) Rules, 2006 issued by the  Central Government, in consultation with National Advisory  Committee on Accounting Standards (‘NACAS’) and relevant  provisions of Companies Act,1956, to the extent applicable.

Use of Estimates

The preparation of the consolidated financial statements in  accordance with generally accepted accounting principles  requires that management makes estimates and assumptions  that affect the reported amounts of assets and liabilities and  disclosure of contingent liabilities as of the date of the  consolidated financial statements and the reported amounts of  revenue and expenses during the reporting period. Management  believes that the estimates used in the preparation of financial  statements are prudent and reasonable. Actual results could  differ from these estimates. Any revision to accounting estimates  is recognised prospectively in the current and future periods.

2.2                 Basis of consolidation

These consolidated financial statements include the financial statements of Patni Computer Systems Limited, its subsidiaries and a Joint Venture. The subsidiaries and Joint Venture are considered in the consolidated financial statements as at 31

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

December 2010 are summarized below:

	Country of	%
Name of the subsidiary	incorporation	shareholding
Patni Americas, Inc.	USA	100
Patni Computer Systems (UK) Limited	UK	100
Patni Computer Systems GmbH	Germany	100
Patni Telecom Solutions Inc.	USA	100
Patni Telecom Solutions Private Limited	India	100
Patni Telecom Solutions (UK) Limited	UK	100
Patni Life Sciences Inc. (Merged with Patni Americas Inc effective 1 October 2010)	USA	100
Patni Computer Systems Brasil Ltda (till October 2010)	Brazil	100
Patni Computer Systems (Czech) s.r.o.	Czech Republic	100
PCS Computer Systems Mexico SA de CV	Mexico	100
Patni (Singapore) Pte Ltd	Singapore	100
Patni Computer Systems Japan Inc. (with effect from 3 June 2010)	Japan	100
CHCS Services Inc. (with effect from 9 June 2010)	USA	100
Patni Computer Systems (Suzhou) Co., Ltd (with effect from 18 August 2010)	China	100
Patni Computer Systems Software (Dalian) Limited (with effect from 9 November 2010)	China	100

J R Kyushu System Solutions Inc, a joint venture in Japan in which the group has ownership interest of 49% incorporated on 1 July 2010.

These consolidated financial statements are prepared in accordance with the principles and procedures prescribed by Accounting Standard 21-“Consolidated Financial Statements” (‘AS-21’) and Accounting Standard 27-“Financial Reporting of interests in Joint Ventures “(‘AS-27’) for the purpose of preparation and presentation of consolidated financial statements.

The financial statements of the Parent Company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.

Interest in the jointly controlled entity is reported using proportionate consolidation method as prescribed by AS-27.

Consolidated financial statements are prepared using uniform accounting policies across the Group.

2.3                   Fixed assets/Intangible Assets and depreciation/amortisation Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3-5
Furniture and fixtures	3-8
Office equipments	3-8
Vehicles	4-5

Fixed Assets individually costing upto 5,000 are depreciated over a period of 12 months from the date of purchase.

Intangible Assets

Intangible assets acquired either through a business combination or individually are stated at the consideration paid for acquisition and amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise others (customer and technology related) and intellectual property rights / marketing related intangible assets and are being amortized over a period of 3-7 years and 7-10 years respectively. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.4                 Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.5                 Goodwill

The excess of cost to the Holding Company of its investment in subsidiaries over the Holding Company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. The Holding Company’s portion of equity in the subsidiaries is determined on the basis of the book value of assets and liabilities as per the financial statements of the subsidiaries as on the date of investment.

The goodwill arising on acquisition of a group of assets and recorded in these consolidated financial statements has not been amortised, but instead evaluated for impairment. The Group evaluates the carrying amount of its goodwill whenever events or changes in circumstances indicate that its carrying amount may be impaired.

2.6                 Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense on straight line basis in the profit and loss account.

2.7                 Revenue and cost recognition

The Group derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation, satellite link costs and foreign travel costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the year in which the revisions are determined.

The asset, “Unbilled Revenue”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized. With effect from 1 January 2009 “Costs and estimated earnings in excess of billings on uncompleted contracts” has been disclosed as Unbilled revenue.

Revenue from maintenance contracts is recognised ratably over the term of maintenance. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the years that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

The Group grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The Group estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Revenues from BPO Services are derived from both time based and transaction priced contracts. Revenue is recongnized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Dividend income is recognised when the Group’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.8                 Employee retirement and other benefits Provident fund

In accordance with Indian regulations, all employees of Patni receive benefits from a provident fund, which is a defined

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

contribution retirement plan. Contributions to the provident fund are charged to the consolidated profit and loss account in the period in which the contributions are incurred.

Gratuity

Patni provides for gratuity, a defined benefit retirement plan (the “Gratuity”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employee, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation carried out by an independent actuary at the balance sheet date using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. Based upon actuarial valuation, the Company contributes all the ascertained liabilities to the Patni Computer Systems Employees Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law. Actuarial gains and losses are recognised immediately in the profit & loss account.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. The plan is not funded. Actuarial gains and losses are recognised immediately in the profit & loss account.

Others

Patni USA adopted a 401(k) salary deferral profit sharing plan, which enables employees to make pre-tax contributions. Patni USA does not match employee contributions to the plan.

The Company’s liabilities towards compensated absences are determined on the basis of valuations, as at balance sheet date, carried out by an independent actuary using Projected Unit Credit Method. Actuarial gain and losses comprise experience adjustments and the effects of changes in actuarial assumption and are recognised immediately in the profit and loss account.

Patni provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. Patni makes provision for such compensated absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

2.9                 Foreign currency transactions and translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognised in the profit and loss account. Non monetary foreign currency items are carried at cost.

The consolidated financial statements are reported in Indian rupees. The translation of the local currency of each of the integral foreign branches within the group into Indian rupees is performed in respect of assets and liabilities other than fixed assets using the exchange rate in effect at the year end and revenue and expense items other than depreciation cost using prevailing exchange rate at the date of transactions. Fixed assets are translated at exchange rates on the date of transactions and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from the translation of financial statements of foreign branches are recognised in the consolidated profit and loss account.

Pursuant to para 24 of AS-11, the financial statements of the foreign subsidiaries, being non-integral operations, are translated into Indian rupees as follows:

a)              Income and expense items are translated by using an appropriate monthly weighted average exchange rate for the periods.

b)             Assets and liabilities, both monetary and non-monetary, are translated at the closing rate.

c)              All resulting exchange differences are accumulated in a foreign currency translation reserve which is included under Reserves and Surplus, until the disposal of the net investment in the subsidiary.

2.10          Derivative and hedge accounting

The Group enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on forecasted transactions.

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

The Company enters into derivative financial instruments, where the counterparty is a bank.

In December 2007, the ICAI issued AS 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after 1 April 2009 and mandatory in respect of accounting periods commencing on or after 1 April 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged. AS 30, along with limited revision to other accounting standards has currently not been notified pursuant to Companies (Accounting Standards) Rules, 2006.

On 1 January 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003). The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, will stand withdrawn only from the date AS 30 becomes mandatory (01 April 2011 for the Company). Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 — relating to Contingencies, AS 11 — relating to forward contracts and AS 13 until AS 30 becomes mandatory.

Effective 01 January 2008, based on the recognition and measurement principles set out in AS 30, changes in the fair values of derivative financial instruments designated as cash flow hedges were recognized directly in shareholders’ fund and reclassified into the profit and loss account upon the occurrence of the hedged transaction. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognized in the profit and loss account as they arose.

2.11          Investments

Long-term investments are stated at cost, and provision for diminution is made when, in the management’s opinion, there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.12          Taxation

Income tax expense comprises of current tax expense and deferred tax expense or credit computed in accordance with the relevant provisions of the Income Tax Act 1961 and other relevant tax jurisdictions. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act, 1961. The Fringe Benefit Tax has been abolished from 1 April 2009.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment rate. Deferred tax assets in respect of carry forward losses are recongnised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Minimum Alternate Tax (‘MAT’) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognised as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2011. The Company also benefits from tax holidays for the export of IT services from Special Economic Zone, (‘SEZ’) in India. For units started in a SEZ, the profits of the unit are eligible for 100% tax holiday for first 5 years, and then 50% tax holiday for the next 5 years on fulfillment of certain conditions. These units will enjoy the above tax holiday from the time they start operations until their sun set clause. In 2008, the Company started such a unit in the Noida Special Economic Zone.

In this regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

2.13          Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.14          Provisions and contingent liabilities

The Group creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources.

When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote,

no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

2.15          Employee stock options

The company determines the compensation cost based on intrinsic value method. The Stock based compensation expense is recognized over the vesting term of each separately vesting portion of the award.

2.16          Consolidation of Joint Venture accounting

The following have been accounted by the company as its share in the assets, liabilities, income and expenses, in the jointly controlled entity using the propotionate consolidation method.

Liabilities
Reserve and surplus	874
Secured loans	876
Current liabilities	15,178
Provisions	31
Assets
Profit an loss account (debit balance)	4,826
Fixed assets (Gross block)	7,334
Accumulated depreciation on fixed assets	1,122
Sundry debtors	2,223
Cash and bank balances	13,781
Unbilled revenue	15,221
Loans and advances	652
Income
Sales and service income	26,172
Other Income	5
Expenditure
Personnel costs	7,062
Selling, general and administration costs	22,885
Depreciation	1,011
Interest costs	15
Provision for taxation	31

3                           Share capital

	2010	2009
Authorised
250,000,000 (2009: 250,000,000) equity shares of 2 each	500,000	500,000
Issued, subscribed and paid - up
131,419,080 (2009: 129,126,032) equity shares of 2 each fully paid	262,838	258,252
	262,838	258,252

1)              Of the above, 14,500,000 equity shares of 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating 29,000.

2)              In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of 10 each into 5 equity shares of 2 each.

3)              The above also includes 46,867,500 equity shares of 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating 93,735.

4)              In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating 3,301, has been transferred from general reserve to capital redemption reserve.

5)              In August 2003, the Company allotted 37,140,283 equity shares of 2 each as fully paid bonus shares by capitalisation of share premium aggregating 74,281.

6)              In February 2004, Patni made an initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

3                           Share capital (Contd.)

the existing shareholders. In this regard, equity shares of 2 each were issued at a premium of 228 aggregating 3,085,496.

7)              In December 2005, Patni issued 6,156,250 American Depository Shares (‘ADSs’) representing 12,312,500 equity shares of 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of 5,739,262. Each ADS represents two equity shares of 2 each fully paid-up.

8)              In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of 325 per equity share, for an aggregate amount upto 2,370,000. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made on 2 April 2008.

During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of 2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of the section 77A of the Companies Act, 1956. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating 21,914, has been transferred from general reserve to capital redemption reserve which can be utilized only for the purpose of issuing fully paid bonus shares of the Company. (Refer note 4)

9)             Refer note 25 for Employees Stock Options exercised during the year.

4                           Reserves and surplus

	2010	2009
Building revaluation reserve
- Balance brought forward from previous year	1,191	1,272
- Transfer to profit and loss account	(81)	(81)
	1,110	1,191
Capital redemption reserve
- Balance brought forward from previous year	275,215	275,215
	275,215	275,215
Share premium
- Balance brought forward from previous year	8,896,407	8,625,436
- Share premium received on issue of equity shares	440,286	257,215
- Transfer from stock option outstanding	179,570	13,756
	9,516,263	8,896,407
Hedging Reserve
- Balance brought forward from previous year	26,007	(1,447,666)
- Movement during the year	21,120	1,473,673
	47,127	26,007
General reserve
- Balance brought forward from previous year	2,584,927	2,042,196
- Transfer from profit and loss account	655,046	542,731
	3,239,973	2,584,927
Foreign currency translation reserve	(9,353)	304,233
Profit and loss account, balance carried forward	18,932,587	22,972,249
	32,002,922	35,060,229

5                           Secured loans

	2010	2009
Lease obligation in relation to vehicles acquired under finance lease (Refer note 23).	10,649	9,447
Nature of security
Finance lease obligations are secured against the vehicles acquired on lease.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

6                           Fixed assets

	TANGIBLE ASSETS								INTANGIBLE ASSETS
	Land (Freehold)	Land (Leasehold)	Buildings and leasehold improvements	Computer and other service equipments	Electrical installations	Office equipments	Furniture and fixtures	Vehicles	Computer software	Intellectual property rights	Others	Total as at 31 December 2010	Total as at 31 December 2009
Gross block
As at 1 January 2010	171	828,791	4,044,734	2,464,869	918,645	1,070,113	1,034,286	65,408	1,647,709	977,409	74,946	13,127,081	11,652,145
Additions on account of business acquisition	—	—	67,172	—	—	—	144,473	—	4,253	—	—	215,898	—
Additions / Adjustments*	—	15,737	12,907	240,335	14,956	22,275	10,595	6,823	619,662	531,058	(5,012)	1,469,336	1,856,375
Deletions	—	—	54,145	265,460	44,745	73,203	54,865	18,356	2,751	—	—	513,525	381,439
As at 31 December 2010	171	844,528	4,070,668	2,439,744	888,856	1,019,185	1,134,489	53,875	2,268,873	1,508,467	69,934	14,298,790	13,127,081
Accumulated depreciation
As at 1 January 2010	—	24,706	512,615	2,137,449	393,704	705,543	591,612	38,091	1,276,331	454,818	59,827	6,194,696	5,168,419
Accumulated depreciation on account of business acquisition			43,633				124,002		274			167,909	—
Charge for the year	—	10,299	136,729	250,870	102,296	139,101	102,182	9,162	309,937	111,513	12,587	1,184,676	1,420,905
Deletions / Adjustments*	—	—	(53,829)	(279,281)	(38,003)	(67,809)	(57,658)	(14,229)	(7,856)	(21,456)	(4,264)	(544,385)	(394,628)
As at 31 December 2010	—	35,005	639,148	2,109,038	457,997	776,835	760,138	33,024	1,578,686	544,875	68,150	7,002,896	6,194,696
Net block as at 31 December 2010	171	809,523	3,431,520	330,706	430,859	242,350	374,351	20,851	690,187	963,592	1,784	7,295,894	6,932,385
Net block as at 31 December 2009	171	804,085	3,532,119	327,420	524,941	364,570	442,674	27,317	371,378	517,614	20,096	6,932,385

Notes:

(1)          Gross block of vehicles as of 31 December 2010 includes assets acquired on lease, refer note 23.

(2)          Addition to fixed assets includes credit on account of refund of service tax of 33,105 in building and leasehold improvements & 7,734 in computers and software

* Above additions to gross block and deletions in accumulated depreciation include exchange fluctuation adjustments amounting to  -101,606 (2009 :  -70,812) and  -62,901 (2009:  -41,630)

7                           Investments

	2010	2009
Long term (Unquoted, at cost)
Others
NABARD Term Deposit 10%	138,006	138,006
12.75 % Prakausali Investments Non Convertible Debentures of 10,00,000 each fully paid up	—	250,000
Current (Quoted at lower of cost and fair value)	138,006	388,006
Non-trade
Investment in Mutual Funds
40,790,685 units (2009: Nil) of HDFC Liquid Fund-Premium Plan - Dividend-Daily	500,086	—
36,650,995 units (2009: Nil) of Reliance Liquid Fund-Cash Plan-Weekly Dividend Option	400,354	—
40,010,400 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan - 3 month - Series 23 -
Dividend Payout -Fixed Maturity Plan	400,104	—
39,701,839 units (2009: Nil) of ICICI Prudential interval fund II
Quarterly Interval Plan D - Retail Dividend	400,000	—
38,377,184 units (2009: Nil) of IDFC Cash Fund - Super Institutional Plan C - Daily Dividend	383,868	—
35,004,869 units (2009: Nil) of Birla Sun life Short term
Fixed Maturity Plan Series 2 Dividend - Payout	350,049	—
34,958,505 units (2009: Nil) of Kotak Quarterly Interval Plan Series 8 Dividend	349,586	—
32,100,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan - 3 month - Series 22 -
Dividend Payout -Fixed Maturity Plan	321,000	—
30,000,000 units (2009: Nil) of DSP Blackrock Fixed Maturity Plan - 3 month Series 21 -
Dividend Payout	300,000	—
30,000,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan 12 Month Series 10 - Growth	300,000	—
28,840,330 units (2009: Nil) of ICICI Prudential Blended Plan B Institutional Dividend Option - II	300,000	—
25,010,419 units (2009: Nil) of Kotak Fixed Maturity Plan Sr 28 Growth	250,104	—

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

7                           Investments (Contd.)

	2010	2009
25,000,000 units (2009: Nil) of Religare Fixed Maturity Plan - Series IV - Plan E - Growth	250,000	—
20,010,930 units (2009: Nil) of ICICI Prudential Institutional Short Term Plan DR Fortnightly	240,461	—
22,000,000 units (2009: Nil) of ICICI Prudential Fixed Maturity Plan-Series 53- One Year Plan C-Cumulative	220,000	—
20,408,431 units (2009: Nil) of Birla Sun Life Quarterly - Series 4 - Dividend - Reinvestment	204,084	—
20,400,000 units (2009: Nil) of Religare Fixed Maturity Plan Sr IV A- 3 month-Dividend reinvestment	204,000	—
20,135,761 units (2009: Nil) of ICICI Prudential Long Term Floating Rate plan C - Monthly Dividend	201,954	—
20,008,551 units (2009: Nil) of Reliance Fixed Horizon Fund - XVI - Series 5-Growth Plan	200,086	—
20,000,000 units (2009: Nil) of Birla Sunlife Interval Income Fund - Instititutional Quarterly Series 1 Dividend	200,000	—
20,000,000 units (2009: Nil) of DWS Fixed Term Fund- Series 77 - Growth	200,000	—
20,000,000 units (2009: Nil) of Kotak Quarterly Interval Plan Series 6 - Dividend	200,000	—
19,997,200 units (2009: Nil) of Kotak Quarterly Interval Plan Series 7 Dividend	200,000	—
20,000,000 units (2009: Nil) of Religare Fixed Maturity Plan Sr IV Plan C (3 Months) - Dividend	200,000	—
16,727,513 units (2009: Nil) of Kotak Quarterly Interval Plan Series 8 Dividend	167,276	—
15,348,843 units (2009: Nil) of IDFC - SSIF - ST - Plan D - Fortnightly Dividend	154,482	—
15,328,264 units (2009: Nil) of ICICI Prudential Interval Fund II Quarterly Interval Plan B Institutional Dividend	153,283	—
14,342,616 units (2009: Nil) of Reliance Short Term Fund - Retail Plan - Dividend Plan	153,225	—
15,254,123 units (2009: Nil) of IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Daily Dividend	152,564	—
15,000,000 units (2009: Nil) of BNP Paribas Fixed Term Fund Series 17D-Dividend Payout - Fixed Maturity Plan	150,000	—
15,000,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan 3 month Series 25 - Dividend Payout	150,000	—
15,000,000 units (2009: Nil) of Kotak Fixed Maturity Plan 370 Days Series 29 Growth	150,000	—
14,015,690 units (2009: Nil) of Reliance Fixed Horizon Fund 16 sr 2	140,157	—
10,001,418 units (2009: Nil) of Kotak Fixed Maturity Plan 370 Days Series 10 - Growth	100,014	—
10,000,000 units (2009: Nil) of Birla Fixed Term Plan Sr.CG investment	100,000	—
10,000,000 units (2009: Nil) of DSP BlackRock Fixed Maturity Plan - 12 Month - Series 9	100,000	—
10,000,000 units (2009: Nil) of Kotak Fixed Maturity Plan 6M series 9 - Dividend	100,000	—
10,000,000 units (2009: Nil) of Religare Fixed Maturity Plan - Series - III Plan F (370 Days) - Growth	100,000	—
7,416,695 units (2009: Nil) of HDFC Short Term Plan Dividend Option Reinvest	76,546	—
7,588,343 units (2009: Nil) of IDFC-Money Manager Fund-Treasury PlanPlan C-Weekly Dividend	76,300	—
6,090,602 units (2009: Nil) of Kotak Fixed Maturity Plan 370 Days Series 10 - Growth	60,906	—
4,317,548 units (2009: Nil) of ICICI Prudential Interval Fund - Annual Interval Plan IV - Institutional Growth Option	50,328	—
4,289,379 units (2009: Nil) of ICICI Prudential Interval Fund - Annual Interval Plan IV - Institutional Growth Option	50,000	—
3,512,345 units (2009: Nil) of IDFC CF-Plan C-Daily Dividend -LIQUID	35,132	—
203,882 units (2009: 101,754) of TATA Liquid Super High Investment Fund - Daily Dividend	227,230	113,407
15,851,956 units (2009: 20,747,240) of Tata Floater Fund-Weekly Dividend	159,834	209,160
62,374 units (2009: 2,987,967) of ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	6,577	315,024
Nil units (2009: 20,000,000) of Kotak Fixed Maturity Plan 13 Months Series 5 - Growth	—	200,000
Nil units (2009: 15,000,000) of IDFC - Fixed Maturity Plan -Thirteen Months Series 1 - Plan B Growth	—	150,000
Nil units (2009: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	—	100,000
Nil units (2009: 3,718,503) of Birla Sun Life Cash Plus-Institutional Premium Plan (Growth)	—	39,624
Nil units (2009: 278,953,675) of IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	—	2,789,823
Nil units (2009: 180,835,202) of DWS Ultra Short Term Fund - Institutional Dividend	—	1,809,529
Nil units (2009: 96,327,280) of Reliance Medium Term Fund - Weekly Dividend Plan	—	1,647,057

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

7                 Investments (Contd.)

	2010	2009
Nil units (2009: 146,135,601) of Tata Floater Fund-Weekly Dividend	—	1,473,504
Nil units (2009: 124,066,657) of HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	—	1,243,102
Nil units (2009: 119,362,231) of Birla Sun Life Savings Fund-Insititutional Plan- Weekly Dividend	—	1,194,029
Nil units (2009: 8,612,915) of ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	—	908,070
Nil units (2009: 89,455,239) of Kotak Floater Long-Term-Weekly Dividend	—	901,544
Nil units (2009: 65,235,287) of Religare Ultra Short Term Fund - Institutional - Daily Dividend	—	653,377
Nil units (2009: 61,309,771) of Birla Sun Life Short Term Fund - Institutional Daily Dividend	—	613,435
Nil units (2009: 60,564,419) of ABN Amro Money Plus Institutional weekly Dividend	—	605,783
Nil units (2009: 33,108,810) of Kotak Floater Long-Term-Weekly Dividend	—	333,705
Nil units (2009: 2,103,537) of ICICI Prudential Floating Rate Plan D - Daily Dividend	—	210,447
Nil units (2009: 18,914,676) of DWS Ultra Short Term Fund - Regular Monthly Dividend Plan	—	200,000
Nil units (2009: 17,193,229) of HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend	—	193,141
Nil units (2009: 17,215,204) of IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	—	172,152
Nil units (2009: 15,016,114) of HDFC Cash Management Fund Treasury Advantage - Wholesale Plan Weekly Dividend Option	—	150,417
Nil units (2009: 7,747,789) of Templeton India ultra short bond fund super Institutional plan Daily Dividend Reinvestment	—	77,568
Nil units (2009: 571,327) of ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	—	57,147
Nil units (2009: 4,745,712) of JM Money Manager Fund-Super Plus Plan-Weekly Dividend	—	48,644
Nil units (2009: 1,632,230) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	—	16,338
8,005,714 units (2009: 7,675,678) TATA Floater Fund - Weekly Dividend	80,708	77,383
557,011 units (2009: 539,844) ICICI Prudential Flexible Income Plan Weekly Dividend	58,739	56,916
6,611,834 units (2009: 6,461,527) Birla Sunlife Liquid Plus Institutional Weekly Dividend	66,166	64,673
3,446,164 units (2009: 3,702,211) Reliance Medium Term Fund - Weekly Dividend	58,931	63,327
8,331,900 units (2009: 7,764,598) IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Regular Dividend	83,610	77,645
8,045,463 units (2009:6,913,474) HDFC Cash Management Fund - Treasury Advantage Plan - Wholesale Weekly Dividend	80,630	69,280
7,997,615 units (2009: Nil) Kotak Floater Long Term - Weekly Dividend	80,523	—
15,000,000 units (2009: Nil) DSP Blackrock FMP - 3M Series 24 - Dividend Payout	150,000
Nil units (2009: 639,925) ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Dividend	—	64,006
Total	10,048,897	16,899,257
Others
Investment in others
5,000 units (2009: Nil) of Corporation Bank Certificate of Deposit of 100,000 each	473,606	—
2,500 units (2009: Nil) of United Bank of India Certificate of Deposit of 100,000 each	248,468	—
2,500 units (2009: Nil) of Syndicate Bank Certificate of Deposit of 100,000 each	244,907	—
2,500 units (2009: Nil) of Punjab National Bank Certificate of Deposit of 100,000 each	244,818	—
2,500 units (2009: Nil) of Canara Bank Certificate of Deposit of 100,000 each	244,611	—
2,500 units (2009: Nil) of HDFC Bank Limited Certificate of Deposit of 100,000 each	244,433	—
2,500 units (2009: Nil) of Andhra Bank Certificate of Deposit of 100,000 each	244,252	—
2,500 units (2009: Nil) of State Bank of Travancore Certificate of Deposit of 100,000 each	243,884	—
2,500 units (2009: Nil) of State Bank of Bikaner and Jaipur Certificate of Deposit of 100,000 each	243,620	—
Nil units (2009: 5000) of Canara Bank Certificate of Deposit of 100,000 each	—	465,181
Total	2,432,600	465,181
Total	12,619,503	17,752,444
Less: Provision for decline in the fair value of investments	(4,613)	(501)
Total	12,614,890	17,751,943

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

8      Sundry debtors (Unsecured)

	2010	2009
Debts outstanding for a period exceeding six months
- considered good	66,724	14,282
- considered doubtful	153,402	66,905
	220,126	81,187
Other debts
- considered good	5,371,793	5,075,452
- considered doubtful	6,507	67,410
	5,598,426	5,224,049
Less: Provision for doubtful debts	159,908	134,315
	5,438,518	5,089,734

9    Cash and bank balances

	2010	2009
Cash in hand	3,206	2,710
Money In Transit	429,235	2,702
Cheques in hand	14,533	—
Balances with scheduled banks
- in current accounts	289,359	557,751
- in deposit account	500,475	475
Balances with other banks
- in current accounts	2,296,872	2,388,984
	3,533,680	2,952,622

10   Loans and advances (Unsecured)

	2010	2009
Advances recoverable in cash or in kind or for value to be received	317,114	380,362
Security deposits with companies under the same management :
Ashoka Computer Systems Private Limited (Maximum amount of outstanding during the year; 591, 2009: 591)	591	591
PCS Cullinet Private Limited (Maximum amount of outstanding during the year; 627 , 2009: 627)	627	627
PCS Finance Limited (Maximum amount of outstanding during the year; 501, 2009: 501)	501	501
Ravi and Ashok Enterprises (Maximum amount of outstanding during the year; 30, 2009: 30)	30	30
	1,749	1,749
Security deposits	306,824	288,740
Loan to employees	62,876	40,052
MAT Credit entitlement (Refer note 17b)	1,780,322	1,071,034
Deposit with tax authorities	331,399	254,207
Advance income Taxes	398,210	436,209
Derivative assets	224,183	97,548
Interest accrued but not due	6,297	11,268
Others	313,096	—
	3,742,070	2,581,169
Less :- Provision for doubtful loans and advances	17,417	19,794
	3,724,653	2,561,375

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

11   Current liabilities

	2010	2009
Sundry creditors*	292,620	282,949
Billings in excess of cost and estimated earnings	801,946	265,993
Advance from customers	65,875	54,600
Unclaimed dividend**	1,955	770
Derivative liabilities	285,074	343,374
Other liabilities	3,782,467	3,702,680
	5,229,937	4,650,366

*      Sundry creditors include 28,456 (2009 13,628) being overdrawn bank balances as per books consequent to issue of cheques at the year end though the banks have positive balances as on that date.

**   There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12   Provisions

	2010	2009
Provision for taxation (net of advance tax: 3,700,219 ; 2009: 2,424,996)	1,329,258	1,302,269
Provision for retirement benefits	1,227,722	1,210,315
Dividend on equity shares	—	387,378
Dividend tax	—	65,835
	2,556,980	2,965,797

13   Other income

	2010	2009
Dividend on non-trade investments	536,461	503,388
Profit on sale of non-trade investments, net	252,190	470,185
Interest from:
- Loan to employees	286	254
- Bank deposits	44,887	17,589
- Others (Refer note 17c)	77,390	155,390
Foreign exchange gain / (loss), net	993,785	(458,154)
Miscellaneous income (includes service tax refund of 172,913 of earlier years)	289,250	147,410
	2,194,249	836,062

14   Personnel costs

	2010	2009
Salaries, bonus and allowances, including overseas employee expenses (refer note 27 b)	18,186,856	17,782,647
Contribution to provident and other funds	377,664	393,686
Staff welfare	72,728	70,166
Pension, gratuity and leave encashment costs	260,836	110,789
	18,898,084	18,357,288

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

15   Selling, general and administration costs

	2010	2009
Outsourced service charges	1,794,136	1,772,177
Travel and conveyance	1,533,155	1,363,202
Legal and professional fees	342,405	235,149
Postage and communication	633,548	579,677
Rent	506,774	622,188
Electricity	332,462	326,302
Rates and taxes	39,207	89,576
Software consumables	46,396	16,366
Advertisement and publicity	151,329	110,094
Insurance	135,253	114,592
Recruitment charges	119,691	124,726
Repairs and maintenance
- computers	216,642	197,473
- building	49,403	40,273
- others	6,917	8,987
Printing and stationery	35,615	30,813
Provision for decline in the fair value of investment	4,112	(2)
Provision for doubtful debts and advances	27,767	105,450
Training fees	91,936	41,961
Commission	13,702	28,736
Subscription, registration and license fee	69,907	64,487
Auditors’ remuneration (Refer note below)	43,333	58,517
Loss on sale of fixed assets, net	316	11,415
Miscellaneous expenses	681,860	512,711
	6,875,866	6,454,870

Note:

Auditors’ remuneration includes remuneration of subsidiary companies’ auditors.

16   Interest costs

	2010	2009
Interest on finance lease obligations	627	866
Interest on tax assessments (Refer note 27)	35,941	67,441
Interest on others	11,197	8,893
	47,765	77,200

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

17          Taxes

		2010	2009
a)	Provision for tax expense consists of the following:
	Current taxes
	- Indian	1,257,624	682,004
	- Foreign	239,325	(87,814)
		1,496,949	594,190
	Deferred taxes
	- Indian	118,589	29,457
	- Foreign	(69,179)	(79,155)
		49,410	(49,698)
		1,546,359	544,492
	The significant components of deferred tax asset and liability consists of the following:
	Provision for retirement benefits	378,386	368,271
	Provision for bad and doubtful debts	20,882	45,972
	Deferred revenue, net	17,297	23,575
	Intangible Assets	120,049	124,217
	Unbilled revenue	23,871	2,747
	Accrued expenses	153,479	229,863
	Carry forward loss	69,128	24,607
	Unrealized loss on derivatives	58,298	103,015
	Employee stock compensation costs	41,529	24,895
	Depreciation	(169,425)	(63,416)
	Others	(18,429)	9,588
	Total deferred tax asset, net	695,065	893,334
	US branch profit taxes	(68,372)	(84,180)
	Others	37,126	17,591
	Total deferred tax liability, net	(31,246)	(66,589)

b)    Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of 709,288 (2009 : 439,135) as an asset by crediting to the Profit and loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the ICAI.

c)     The Statute of limitation period for the March 2007 and March 2006 tax return of the US Branch of the Company expired in December, 2010 and December 2009 respectively i.e. on expiry of 3 years from the date of filing which was 15 December 2007 and 15 December 2006. Hence the company has reversed the provision for that year on account of taxes & interest. Accordingly the following amounts have been included in the Income Statement for the year ended 31 December 2010 and 2009.

	2010	2009
Reversal of interest expense (1)	(47,572)	(55,816)
Decrease in income taxes - current	(301,064)	(344,960)
Increase in income taxes - deferred	19,145	8,892
	(329,491)	(391,884)

(1) Included in ‘Other Income’

In 2009 the company received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same the Company has reversed the relevant tax provisions amounting to 114,393.

18   Business acquisitions

Acquisitions

Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

As a part of the business acquisition of Logan-Orviss International Associates in fiscal year 2007, the Company initiated an incentive plan linked

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

to revenues for certain specific employees. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation costs for post acquisition services. Based on the assessment of the revenue targets achieved for the contractual year ended 30 June 2008,  30 June 2009 and 30 June 2010 an amount of 5,235, 5,534 and -Nil respectively has been accrued as selling, general and administrative expenses.

Acquisition of Taratec Development Corporation (Taratec)

As part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. This incentive plan was applicable up to 31 July 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Based on the assessment of the revenue and margin targets achieved through the contractual year ended 31 July 2008, 31 July 2009 and 31 July 2010, the management had concluded that no compensation cost is required to be accrued for these employees.

Acquisition of CHCS

Effective 9 June 2010, Patni USA acquired 100% equity interest in CHCS from one of its Insurance customer. CHCS is a Third Party Administrator (“TPA”) providing services to Insurance companies. The primary purpose for the acquisition is to step into a new line of business as a TPA in the insurance and healthcare sector, which will enhance Patni’s existing BPO capabilities to deliver end-to-end platform based solution and TPA services to insurance providers’ back office transactions. With this acquisition, Patni has created new hub in Pensacola, Florida. As part of acquisition, Patni obtained an assembled and trained work force of 250 employees. A considerable expenditure for recruiting, selecting and training would be required to replace these employees with individuals of comparable skills and expertise. The value of assembled and trained workforce is not included in purchase price summary but is included with the residual value of goodwill. The terms of the Stock Purchase Agreement provided for payment of cash consideration of 279,660 and an amount equal to the working capital to the selling shareholders. Acquisition-related expenses incurred by the Company amounted to 26,195, which have been recorded under selling, general and administrative expenses. This transaction has been accounted using the purchase method of accounting. The excess of purchase price of 339,678 over the book value of assets and liabilities aggregating 229,237 has been accounted as goodwill.

Net current assets	60,249
Fixed assets	47,989
Deferred Tax Assets	2,203
Goodwill	229,237
Total purchase price	339,678

The aggregate goodwill recorded in these consolidated financial statements comprise the following:

	2010	2009
Goodwill arising on acquisition of:
Patni USA	1,263,767	1,263,767
The Reference Inc	135,174	135,174
Patni Telecom Solutions Inc	2,557,981	2,557,981
Patni Life Sciences Inc	378,699	378,699
Logan-Orviss International Associates BV	261,399	261,399
CHCS Services Inc	229,237	_
Effect of foreign currency translation	11,803	168,285
Closing balances	4,838,060	4,765,305

19   Intellectual Property Rights

During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to 811,485 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Group is using this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

Due to adverse market conditions, during the year ended 31 December 2009 the Company reviewed the recoverability of the carrying amount of the IPR. Based on management estimate, the expected discounted cashflows from the use of this IPR is lower than the carrying amount and accordingly, an impairment charge of 237,562 for the year ended 31 December 2009 had been recorded and included under depreciation in the consolidated profit and loss account. The new cost basis for this IPR as of 31 December 2010 is 433,187 (2009 : 517,614).

As of and during the year ended, 31 December 2010, there were no significant adverse events or changes in circumstance that indicated that the carrying amount of the IPR is not recoverable.

Accordingly, the Company has not performed a detailed evaluation of recoverability of this IPR during 2010.

In June 2010, Patni, through its wholly owned subsidiary, Patni UK, acquired from one of its customer, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland. Cost of acquisition of the IPR and marketing rights amounting to 558,032 has been capitalized as an intangible asset and is being amortized over a period of seven years. The Company intends to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals or verticals other than the learning domain.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

20   Segmental information

The Group’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising independent software vendors and product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

Substantial portion of Patni’s long lived assets are located in India.

Business segments

As at 31 December 2010 and for the year then ended

			Manufacturing,	Communication,
	Financial		Retail and	Media &	Product
Particulars	services	Insurance	Distribution	Utilities	Engineering	Total
Sales and service income	3,704,188	9,683,993	9,634,873	3,530,452	5,327,341	31,880,847
Sundry debtors	546,966	1,526,974	1,702,657	719,537	942,384	5,438,518
Unbilled revenue	129,174	255,860	447,382	259,658	296,822	1,388,896
Billings in excess of cost and estimated earnings	(31,749)	(41,931)	(125,940)	(43,622)	(558,704)	(801,946)
Advance from customers	(15,754)	(9,785)	(24,584)	(9,517)	(6,235)	(65,875)

As at 31 December 2009 and for the year then ended

			Manufacturing,	Communication,
	Financial		Retail and	Media &	Product
Particulars	services	Insurance	Distribution	Utilities	Engineering	Total
Sales and service income	4,043,665	9,413,767	9,070,722	4,217,457	4,715,846	31,461,457
Sundry debtors	626,967	1,173,380	1,847,468	792,433	649,486	5,089,734
Unbilled revenue	104,693	119,923	324,488	252,272	116,808	918,184
Billings in excess of cost and estimated earnings	(12,279)	(14,006)	(114,778)	(46,491)	(78,439)	(265,993)
Advance from customers	(15,242)	(2,579)	(21,550)	(11,486)	(3,743)	(54,600)

Geographic segments

As at 31 December 2010 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	25,462,280	3,636,223	985,219	702,849	1,094,276	31,880,847
Sundry debtors	4,208,747	745,616	77,089	221,090	185,976	5,438,518
Unbilled revenue	929,372	281,085	60,496	36,098	81,845	1,388,896
Billings in excess of cost and estimated earnings	(181,781)	(491,848)	(85,281)	(6,938)	(36,098)	(801,946)
Advance from customers	(41,935)	(15,554)	(6,191)	(291)	(1,904)	(65,875)

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

Geographic segments

As at 31 December 2009 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	24,851,121	3,995,583	1,103,689	326,451	1,184,613	31,461,457
Sundry debtors	4,146,937	664,634	88,299	72,864	117,000	5,089,734
Unbilled revenue	528,583	228,433	21,593	24,380	115,195	918,184
Billings in excess of cost and estimated earnings	(133,122)	(38,428)	(73,903)	(2,422)	(18,118)	(265,993)
Advance from customers	(35,207)	(14,945)	(2,187)	(568)	(1,693)	(54,600)

21   Related party transactions

a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Affiliates	1)	PCS Technology Limited
		2)	Ashoka Computer Systems Private Limited
		3)	PCS Cullinet Private Limited
		4)	PCS Finance Private Limited
		5)	Ravi & Ashok Enterprises.
		6)	iSolutions Inc.

2	Key management personnel	1)	Mr Narendra K Patni
		2)	Mr Ashok K Patni
		3)	Mr Gajendra K Patni
		4)	Mr William Grabe
		5)	Mr Arun Duggal
		6)	Mr Michael Cusumano
		7)	Mr Arun Maira(1)
		8)	Mr Pradip Shah
		9)	Mr Ramesh Venkateswaran
		10)	Mr Louis Theodoor van den Boog(2)
		11)	Mr Abhay Havaldar
		12)	Mr Brian Stones(3)
		13)	Mr Jeya Kumar(4)
		14)	Mr Pradeep Baijal(5)
		15)	Mr Vimal Bhandari(6)

3	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)

4	Others	1)	Ravindra Patni Family Trust
		2)	Mr Anirudh Patni(7)
		3)	Patni Computer Systems Limited Employees Gratuity Fund

(1)   Ceased to be director with effect from 22 July 2009

(2)   Ceased to be executive director with effect from 20 February 2009 and now non executive director.

(3)   Ceased to be director with effect from 7 January 2010

(4)   Appointed as Chief Executive Officer with effect from 20 February 2009 and as Executive Director from 25 June 2009

(5)   Appointed as director with effect from 25 June 2009

(6)   Appointed as Director with effect from 15 January 2010

(7)   Has resigned as Sr. vice president with effect from 15 December 2009

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

b) Transactions and balances with related parties

		Key management	Parties with
Nature of the transaction	Affiliates	personnel	substantial interest	Others
Transactions during the year ended 31 December 2010
Remuneration	—	198,182	—	—
Pension*	—	48,329	—	—
No of ESOP’s granted	—	60,000	—	—
No of Restricted stock units granted	—	259,025	—	—
Commission	—	14,109	—	—
Sitting Fees	—	1,240	—	—
Sales & Service Income	—	—	18,433	—
Rent and other expenses	4,328	—	—	—
Dividend Paid	1,204,856	885,846	3,387,638	—
Sale of Vehicle	—	—	—	1,681
Contribution to gratuity fund				30,000
Balances at 31 December 2010
Security deposits	1,748	—	—	—
Debtors	—	—	2,921	—
Amounts payable	2,849		—	—
Remuneration payable to directors	—	109,331	—	—
Provision for pension benefits	—	541,767	—	—
Commission payable	—	4,498	—	—
Stock Option Outstanding	—	34,821	—	—
Transactions during the year ended 31 December 2009
Remuneration	—	219,301	—	20,154
Pension*	—	22,763	—	—
No of ESOP’s granted	—	1,500,000	—	—
No of Restricted stock units granted	—	350,000	—	—
Commission	—	29,345	—	—
Sitting Fees	—	1,420	—	—
Sales & Service Income	—	—	20,173	—
Rent and other expenses	3,629	—	—	—
Dividend Paid	54,766	42,366	153,984
Contribution to gratuity fund				60,000
Balances at 31 December 2009
Security deposits	1,748	—	—	—
Debtors	—	—	3,156	—
Amount payable	2,262	—	—	—
Remuneration payable to directors	—	119,026	—	2,120
Provision for pension benefits	—	499,550	—	—
Commission payable	—	4,177	—	—
Stock Option Outstanding	—	28,079	—	—
Proposed dividend	54,766	40,266	153,984	—

* Adjustment to pension liability on account of actuarial valuations

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

21   Related party transactions (Contd.)

c) Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2010	2009
Transactions during the year
i)	Remuneration
	Mr Narendra K Patni	118,926	82,745
	Mr Ashok K Patni	(3,137)	(1,788)
	Mr Gajendra K Patni	(3,137)	(1,788)
	Mr Anirudh Patni	—	20,154
	Mr Brian Stones	—	30,674
	Mr Louis Theodoor van den Boog	4,980	10,305
	Mr Jeya Kumar	128,879	121,915
ii)	No of ESOP’s granted
	Mr Jeya Kumar	—	1,500,000
	Mr Vimal Bhandari	20,000	—
	Mr Pradeep Baijal	20,000	—
iii)	No of Restricted stock units granted
	Mr Jeya Kumar	240,500	350,000
	Commission
	Mr Ashok K Patni	—	8,400
	Mr Gajendra K Patni	—	8,325
	Mr Arun Duggal	2,084	—
	Mr Michael Cusumano	1,833	—
	Mr Vimal Bhandari	1,957	—
	Mr Pradip Shah	2,260	—
	Mr Ramesh Venkateswaran	2,084	—
	Mr Pradeep Baijal	2,059	—
	Mr Louis Theodoor van den Boog	1,833	—
iv)	Sitting fees
	Mr Arun Duggal	180	200
	Mr Michael Cusumano	160	220
	Mr Vimal Bhandari	180	—
	Mr Pradip Shah	180	220
	Mr Ramesh Venkateswaran	180	300
v)	Sales & service income
	General Atlantic Mauritius Limited (‘GA’)	18,433	20,173
vi)	Dividend paid
	Affiliates :
	iSolutions Inc.	1,204,856	54,766
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	1,512,321	68,742
	Arihant G Patni	322,766	15,846
	Vasundhara A Patni	330,000	15,000
	Key Management Personnel
	Mr Narendra K Patni	139,181	6,326
	Mr Ashok K Patni	476,771	23,771
	Mr Gajendra K Patni	269,894	12,268
vii)	Sales of vehicle
	Others
	Mr Anirudh Patni	1,681	—
viii)	Contribution to gratuity fund
	Others
	Contribution to gratuity fund	30,000	60,000

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

21   Related party transactions (Contd.)

c) Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under :

Particulars		2010	2009
ix)	Rent and other expenses
	Ashoka Computer Systems Private Limited	1,396	1,134
	PCS Cullinet Private Limited	1,531	1,403
	PCS Finance Limited	1,281	972
Balance as at
x)	Security deposits paid
	Affiliates :
	Ashoka Computer Systems Private Limited	591	591
	PCS Cullinet Private Limited	627	627
	PCS Finance Limited	501	501
xi)	Debtors
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	2,921	3,156
xii)	Proposed dividend
	Key management personnel
	Mr Narendra K Patni	—	6,326
	Mr Ashok K Patni	—	21,671
	Mr Gajendra K Patni	—	12,268
	Affiliates :
	iSolutions Inc.	—	54,766
	Parties with substantial interest :
	Vasundhara A Patni	—	15,000
	Arihant G Patni	—	14,671
	General Atlantic Mauritius Limited (‘GA’)	—	68,742
xiii)	Amounts payable
	Ashoka Computer Systems Private Limited	847	657
	PCS Cullinet Private Limited	1,105	951
	PCS Finance Limited	808	563
xiv)	Remuneration payable to the directors
	Mr Narendra K Patni	—	35,798
	Mr Brian Stones	—	29,643
	Mr Jeya Kumar	54,989	53,584
xv)	Remuneration payable to Others
	Mr Anirudh Patni	—	2,120
xvi)	Provision for pension benefits*
	Mr Narendra K Patni	429,020	374,417
	Mr Ashok K Patni	65,541	68,679
	Mr Gajendra K Patni	47,205	56,455
xvii)	Stock Option Outstanding
	Mr. Jeya Kumar	34,821	22,289
	Mr Louis Theodoor van den Boog	—	5,791
xviii)	Commission Payable
	Mr Arun Duggal	700	933
	Mr Michael Cusumano	449	466
	Mr Vimal Bhandari	650	—
	Mr Pradip Shah	876	700
	Mr. Pradeep Baijal	675	566
	Mr Ramesh Venkateswaran	700	933
	Mr Louis Theodoor van den Boog	449	466

* Adjustment to pension liability on account of actuarial valuations

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

22   Earnings per share

Particulars	2010	2009
Profit for the year after taxation	6,231,715	5,866,142
Weighted average number of equity used in computing earnings per equity share.
- Basic	130,101,442	128,254,916
- Diluted	134,193,727	130,560,132
Earnings per equity share of 2 each
- Basic	47.90	45.74
- Diluted	46.44	44.93
Face value per share ()	2.00	2.00

Reconciliation of basic and diluted shares used in computing earnings per share

	2010	2009
Number of shares considered as basic weighted average shares outstanding	130,101,442	128,254,916
Add: Effect of dilutive issues of stock options	4,092,285	2,305,216
Number of shares considered as weighted average shares and potential shares outstanding	134,193,727	130,560,132

23   Leases

The Company has acquired certain vehicles under finance lease for a non-cancelable period of four years. At the inception of the lease, fair value of such vehicles has been recorded as an asset with a corresponding lease rental obligation recorded under secured loans.

Fixed assets include the following amounts in relation to the above leased vehicles:

As at 31 December	2010	2009
Gross block of vehicles	18,524	27,492
Less: Accumulated depreciation	8,805	17,936
Net block	9,719	9,556

Future minimum lease payments in respect of the above assets as at 31 December 2009 are summarised below:

	Minimum lease		Present value of
	payments	Finance charge	minimum lease payments
Amount due within one year from the balance sheet date	5,779	550	5,229
Amount due in the period between one year and five years	4,508	289	4,219
	10,287	839	9,448

Future minimum lease payments in respect of the above assets as at 31 December 2010 are summarised below:

	Minimum lease		Present value of
	payments	Finance charge	minimum lease payments
Amount due within one year from the balance sheet date	4,699	818	3,881
Amount due in the period between one year and five years	7,696	928	6,768
	12,395	1,746	10,649

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of non-cancelable operating leases are summarised below:

As at 31 December	2010	2009
Amount due within one year from the balance sheet date	120,133	303,215
Amount due in the period between one year and five years	280,626	551,446
Amount due in the period above five years	—	—
	400,759	854,661

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

23   Leases (Contd.)

Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

Patni UK has operating lease agreement, for leasing office space, that expire over the next 10 years.

Rent expense for all operating leases for the year ended 31 December 2010 aggregated 485,607 (2009: 601,147)

24   Contingent liabilities and capital commitments

As at 31 December	2010	2009
Estimated amount of contracts remaining to be executed on capital account and not provided for	2,434,693	2,584,545
Foreign currency forward contracts	13,826,828	15,064,749
Forward currency options	223,500	465,200
Bank guarantees	176,534	80,591
Letters of credit	—	16,985
Tax contingencies	3,745,312	2,482,297

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Foreign currency forward contracts and forward currency options represents the total notional value of such contracts outstanding as at Balance sheet date.

In December 2008, the Company received a demand of approximately 458,665 for the Assessment Year 2003-04 including an interest demand of 258,644 and another demand in January 2009 of approximately 1,132,951 for the Assessment Year 2005-06 including an interest demand of approximately 422,516. These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till December 2010, the Company has paid sum of 66,000 for the Assessment Year 2003-04 and 239,072 for the Assessment year 2005-06 in respect of the matters under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of 630,166 for AY 2004-05 and 261,703 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim in favour of the Company under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for A.Y.2006-07 for a sum of 1,261,827 including an interest demand of 441,653 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for A.Y.2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

25   Employee stock compensation plans

On 30 June 2003 Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner from one year to four years and expire at the end of five years from the date of vesting. The Stock based compensation expense is recognized over the vesting term of each separately vesting portion of an award (accelerated amortization method). A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

25   Employee stock compensation plans (Contd.)

ADR linked options (wherein one ADR linked option is equal to two equity shares of the Company) to the employees of the Company as well as its subsidiaries. Accordingly, “Patni ESOP 2003- Revised 2009” has come into force with effect from 21 June 2006.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Stock options*activity under the plan is as follows:

	Year ended 31 December 2010
	Share arising out of options	Range of exercise price	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	2,246,900	2	72
	277,675	145	24
	274,000	112	82
	1,500,000	106	80
	2,279,076	254-338	40
	1,806,926	339-493	57
Granted during the year	1,043,940	2	90
	60,000	339-493	61
Forfeited during the year	(142,728)	2	—
	(19,976)	145	—
	(243,133)	254-338	—
	(326,264)	339-493	—
Exercised during the year	832,217	2	—
	124,000	112	—
	155,846	145	—
	957,483	254-338	—
	184,922	339-493	—
Outstanding at the end of the year	2,315,895	2	59
	1,500,000	106	68
	150,000	112	71
	101,853	145	17
	1,078,460	254-338	37
	1,355,740	339-493	49
Exercisable at the end of the year	264,354	2	52
	375,000	106	50
	101,853	145	17
	789,210	254-338	26
	951,240	339-493	36

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

25   Employee stock compensation plans (Contd.)

	Year ended 31 December 2009
			Weighted
			average remaining
	Share arising	Range of	contractual life
	out of options	exercise price	(months)
Outstanding at the beginning of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89
Granted during the year	40,000	134	90
	1,500,000	106	90
	1,830,700	2	76
	499,600	339-493	90
Forfeited during the year	(54,800)	2	––
	(40,000)	134	––
	(35,145)	145	––
	(251,350)	254-338	––
	(345,650)	339-493	––
Exercised during the year	125,000	2	––
	76,000	112	––
	212,705	145	––
	293,650	254-338	––
	352,250	339-493	––
Outstanding at the end of the year	277,675	145	24
	2,279,076	254-338	40
	1,806,926	339-493	57
	2,246,900	2	72
	274,000	112	82
	1,500,000	106	80
Exercisable at the end of the year	24,000	2	59
	11,500	112	59
	277,675	145	24
	1,711,444	254-338	30
	1,044,476	339-493	41

*      Includes stock options granted to employees of subsidiary companies

The Company has allotted 2,293,048 (2009 : 1,021,025) number of shares at par value of 2 per share to the employee’s on the exercise of the options for the year ended 31 December 2010.

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

25   Employee stock compensation plans (Contd.)

Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2010	2009
Profit for the year after taxation as reported	6,231,715	5,866,142
Add Stock based employee compensation determined under the intrinsic value method	345,254	203,007
Less Stock based employee compensation determined under the fair value method	403,206	258,151
Pro-forma profit	6,173,763	5,810,998
Reported earnings per equity share of 2 each
- Basic	47.90	45.74
- Diluted	46.44	44.93
Pro-forma earnings per equity share of 2 each
- Basic	47.45	45.31
- Diluted	46.01	44.51

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for equity linked options.

	2010	2009
Dividend yield	0.60% - 1.06%	1.37% - 1.78%
Weighted average dividend yield	0.68%	1.53%
Expected life	3.5 - 6.5 years	3.5 - 6.5 years
Risk free interest rates	6.81% - 7.96%	5.94% - 7.21%
Volatility	37.69% - 42.84%	37.01% - 44.16%
Weighted Average Volatality	41.85%	39.42%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	2010	2009
Dividend yield	0.60% - 1.06%	1.18% - 1.64%
Weighted average dividend yield	0.64%	1.61%
Expected life	1.0 - 6.5 years	1.0 - 6.5 years
Risk free interest rates	0.48% - 2.93%	0.52% - 2.96%
Volatility	30.54% - 46.33%	42.41% - 50.79%
Weighted average volatility	32.14%	46.65%

The compensation expense for RSU’s granted is accounted as per Intrinsic value method and shown under the head Personnel Cost as stated below:

	2010	2009
Personnel Cost	345,254	203,007

On 18 August 2009, a further amendment was made to the Indian Income Tax Act, with retroactive effect from 1 April 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after 1 April 2009, the shares issued, or allocated and transferred by the Company, are no longer subject to FBT.

26   Statement of Utilisation of ADS Funds as of 31 December 2010

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment :
1 Held as short term investments			883,399
2 Utilised for Capital expenditure for office facilities			4,365,634
3 Exchange loss			120,823
Total			5,369,856

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

27   Change in estimates

a)     The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company in 2008 and during the year ended 31 December 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni USA. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended 31 December 2009 and 2010 as a change in estimate:

	2010	2009
Reduction of accrual for payroll taxes(1)	––	(56,543)
Reduction in interest expense(2)	––	(78,831)
Reduction in other expense(3)	––	(11,309)
Reduction in income taxes - current	––	(460,452)
Increase in income taxes - deferred	––	54,150
	––	(552,985)

(1) Included on Personnel costs

(2) Included in Other Income - Interest from Others

(3) Included in Selling, general and administration costs

b)    As per Company’s practice, the Company has finalized the amount of incentive payable to the employees for the fiscal year 31 December 2009 based on completion of employee appraisals including final determination of key operating parameters applicable to each employee and business unit during the year ended 31 December 2010. Accordingly, the Company has reversed incentive accrual amounting to 483,003, which has been included in profit and loss account for the year ended 31 December 2010.

28   Significant events

The Company’s Board of Directors approved special interim dividend of 63 per equity share of 2 each in their meeting held on 13 August 2010. The record date for the purpose of payment of special interim dividend was fixed as 31 August 2010. The total amount paid in September 2010 as dividend and dividend distibution tax was 8,244,435 and 1,369,298 respectively.

29   Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

		2010	2009
i)	Contract Revenue recognised for the year ended 31 December 2010	3,376,750	3,509,183
ii)	Aggregate amount of contract costs incurred for all contracts in progress as at year end.	1,738,206	2,226,148
iii)	Recognised Profits (less recognised losses) for all contracts in progress as at year end.	1,677,565	1,176,485
iv)	Amount of Advances received	235,507	236,288

30   Employee Benefit Plans

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

Amount to be recognised in Balance Sheet

	2010	2009
Present Value of Funded/unfunded Obligations	372,143	313,877
Fair Value of Plan Assets	(267,113)	(273,266)
Net Liability	105,030	40,611
Amounts recongnised in Balance Sheet
Provision for Gratuity	105,030	40,611

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

30   Employee Benefit Plans (Contd.)

Expense recognised in Statement of Profit and Loss Account

	2010	2009
Current Service Cost	51,866	53,795
Interest on Defined Benefit Obligations	21,434	18,091
Expected Return on Plan Assets	(19,563)	(15,582)
Net Actuarial Losses / (Gains) recognised in the Year	7,776	(28,480)
Past Service Costs	34,073	––
Total Included in “Personnel cost”	95,586	27,824

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2010	2009
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	313,877	296,451
Current Service Cost	51,866	53,795
Interest Cost	21,434	18,091
Actuarial Losses/(Gain)	(5,992)	(30,023)
Benefits Paid	(43,115)	(24,437)
Past service costs	34,073	––
Closing Defined Benefit Obligation	372,143	313,877
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	273,266	223,136
Expected Return on Plan Assets	19,563	15,582
Actuarial Gain /(Losses)	(13,768)	(1,543)
Contributions by Employer	31,167	60,528
Benefits Paid	(43,115)	(24,437)
Closing Fair Value of Plan Assets	267,113	273,266
Expected Employer’s Contribution Next Year	68,312	52,155
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.65%	6.55%
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary increase Rate (p.a.)	10% for first 2	6.00%
	years, 8% for
	next 3 years &
	6% thereafter

Experience Adjustments

	2010	2009	2008	2007
Defined Benefit Obligations	372,143	313,877	296,451	261,896
Plan Assets	267,113	273,266	223,136	228,521
Surplus / (Deficit)	(105,030)	(40,611)	(73,315)	(33,375)
Experience Adjustments on Plan Liabilities	(20,541)	(3,654)	1,550	3,993
Experience Adjustments on Plan Assets	(13,768)	(1,543)	6,903	(4,544)

Composition of plan assets

	2010	%	2009	%
Central/State Government Securities	2,899	1%	3,042	1%
Investment in Government Securities based funds	172,707	65%	200,808	73%
Public Sector/Financials Institutions / Bank bonds/Term deposits/Rupee Bonds	91,507	34%	69,416	25%
	267,113	100%	273,266	100%

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

30   Employee Benefit Plans (Contd.)

Pension Benefits

Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognized. These plans are not funded.

Pension Benefits - Indian Directors

Amount to be recognised in Balance Sheet

	2010	2009
Present Value of Unfunded Obligations	112,746	125,133
Amounts recognised in Balance Sheet
Provision for pension	112,746	125,133

Expense recognised in Statement of Profit and Loss Account

	2010	2009
Current Service Cost
Interest on Defined Benefit Obligations	7,996	7,708
Net Actuarial Losses / (Gains) recognised in the Year	(14,271)	(11,284)
Total Included in “Personnel cost”	(6,275)	(3,576)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2010	2009
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	125,133	134,821
Interest Cost	7,996	7,708
Actuarial Losses/(Gain)	(14,271)	(11,284)
Benefits Paid	(6,112)	(6,112)
Closing Defined Benefit Obligation	112,746	125,133
Expected Employer’s Contribution Next Year	6,112	6,112
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.65%	6.55%
Salary increase Rate (p.a.)	0.00%	0.00%

Experience Adjustments

	2010	2009	2008	2007
Defined Benefit Obligations	112,746	125,133	134,821	101,831
Plan Assets	––	––	––	––
Surplus / (Deficit)	(112,746)	(125,133)	(134,821)	(101,831)
Experience Adjustments on Plan Liabilities	(1,067)	––	1,188	(2,741)
Experience Adjustments on Plan Assets	––	––	––	––

Pension Benefits - US Director

Executive director of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of seventy one and is payable to the director or the surviving spouse.

Amount to be recognised in Balance Sheet

	2010	2009
Present Value of Unfunded Obligations	429,020	374,417
Amounts in Balance Sheet
Provision for pension	429,020	374,417

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2010

(Currency:  in thousands except share data)

30   Employee Benefit Plans (Contd.)

Expense recognised in Statement of Profit and Loss Account

	2010	2009
Current Service Cost	10,060	9,610
Interest on Defined Benefit Obligations	17,301	16,096
Net Actuarial Losses / (Gains) recognised in the Year	27,243	632
Total Included in “Personnel cost”	54,604	26,338

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2010	2009
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	374,417	348,079
Current Service Cost	10,060	9,610
Interest Cost	17,301	16,096
Actuarial Losses/(Gain)	27,243	632
Closing Defined Benefit Obligation	429,021	374,417
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	4.50%	4.50%
Salary increase Rate (p.a.)	10.00%	10.00%

Experience Adjustments

	2010	2009	2008	2007
Defined Benefit Obligations	429,020	374,417	348,079	279,570
Plan Assets	––	––	––	––
Surplus / (Deficit)	(429,020)	(374,417)	(348,079)	(279,570)
Experience Adjustments on Plan Liabilities	(13,232)	632	47,990	(36,441)
Experience Adjustments on Plan Assets	––	––	––	––

31   Subsequent events

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreement, on 10 January 2011, with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity interest of the Company at a price of 503.5 per share, subject to fulfillment of certain conditions.

32   The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

33   Prior year comparatives

Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

As per attached report of even date.

For B S R & Co.		For and on behalf of the Board of Directors
Chartered Accountants
Firm’s Registration No. 101248W		Narendra K Patni	Jeya Kumar
		Chairman	Chief Executive Officer

Natrajh Ramakrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial Officer	Company Secretary

Mumbai
9 February 2011

PATNI COMPUTER SYSTEMS LIMITED

Reconciliation of Significant Differences between Indian GAAP and US GAAP

( in thousands)

	Year ended 31 December
	2010	2009
Consolidated net income as per Indian GAAP	6,231,714	5,866,142
Income taxes	(42,248)	(31,849)
Foreign currency differences	(29,122)	50,870
Employee Retirement Benefits	57,410	(41,856)
ESOP related Compensation Cost	(48,029)	(47,097)
Impairment of intangibles		139,568
Business acquisition	(119,106)	(90,273)
Others	7,169	(408)
Total	(173,926)	(21,045)
Consolidated net income as per USGAAP	6,057,788	5,845,097

1      Income taxes

This represents deferred tax impact of significant differences between Indian GAAP and US GAAP.

2      Foreign currency differences

In Indian Gaap, as per the guidance under AS 30, “Financial Instruments : Recognition and Measurement” with regard to foreign currency purchased options, the changes in the time value (i.e. forward premia differential) is excluded from the assessment of effectiveness testing and taken into the profit and loss account whereas under US Gaap with respect to those contracts the overall changes in the fair value including the changes in the time value is considered in effectiveness testing and reported in the Statement of Shareholder’s equity and other comprehensive income.

3      Employee retirement benefits

This represents difference in recording pension, gratuity, and leave encashment costs.

4      ESOP related Compensation Cost

Under US GAAP, compensation cost is recognised for sharebased payments using a fair value measurement method where the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. Accordingly, compensation cost has been recorded based on fair value under US GAAP while such accounting is done based on instinsic value under Indian GAAP.

5      Business acquisition

Under US GAAP, the assets and liabilities acquired on acquisition of The Reference Inc, Patni Telecom Solutions Inc. (formerly Cymbal Corporation) and Patni Life Sciences Inc (formerly Taratec Development Corporation), CHCS Services Inc. have been recorded at fair values assigned to them, whereas under Indian GAAP these have been recorded at respective book values. Further, under US GAAP, a portion of the purchase consideration has been allocated to intangible assets meeting the criteria for being recognized as an asset apart from goodwill. These intangible assets are being amortised over its useful life in proportion to the economic benefits consumed during each reporting period. Under Indian GAAP, the entire difference between the purchase consideration and the book value of assets acquired has been recorded as goodwill, which is subject to impairment testing.

Management’s Discussion and Analysis of the Consolidated Financials under US GAAP

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry focused practices, including insurance, manufacturing, retail and distribution, communications, media and utilities and financial services, and through technology focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues have grown from US$ 578.9 million in 2006 to US$ 701.7 million in 2010, representing a CAGR of 4.9% . Our net income has grown from US$ 59.2 million in 2006 to US$ 133.2 million in 2010, representing a CAGR of 22.5% . Our total number of employees was 12,804 as of December 31, 2006 and 17,642 as of December 31, 2010. We have invested in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. We have 243 sales and marketing personnel supported by dedicated industry specialists in 30 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities and technology practice (comprising product engineering). We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices.

We have also developed technology practices that offer research, design and development services for product engineering and to ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

On January 10, 2011, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, or the Acquirers, subsidiaries of iGATE, announced, that they had entered into definitive agreements to purchase shares representing in the aggregate 63.0% of our equity capital held by our major shareholders, comprising the Promoter group (Mr. Narendra Patni, Mr. Gajendra Patni and Mr. Ashok Patni) and General Atlantic Mauritius Limited at a purchase price of 503.5 (US$ 11.3) per share. The proposed acquisition of such shares is subject to regulatory approvals and other closing conditions

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements:

	Year ended December 31
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	68.3%	64.2%	65.0%
Gross profit	31.7%	35.8%	35.0%
Selling, general and administrative expenses	18.5%	18.9%	19.2%
Foreign exchange (gain)/loss, net	2.5%	1.5%	(3.1)%
Operating income	10.7%	15.4%	18.9%
Interest and dividend income	1.8%	1.7%	1.9%
Interest expense	(0.2)%	(0.2)%	(0.2)%
Interest expense reversed	0.9%	0.4%	0.2%
Gain on sale of investments, net	1.3%	1.4%	0.8%
Equity in losses of affiliate	—	—	(0.02)%
Other income (expense), net	0.3%	0.3%	0.1%
Income before income taxes	14.8%	19.0%	21.7%
Income taxes	0.7%	0.7%	2.8%
Net income	14.1%	18.3%	18.9%

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our revenues were US$ 701.7 million in 2010, representing an increase of 7.0% from revenues of US$ 655.9 million in 2009 which was mainly on account of overall volume increase of 6.8% and foreign exchange impact of 0.2%. Revenues from existing customers contributed US$ 664.1 million and new customers contributed US$ 37.6 million to our revenues. This represented an increase of 7.8% in revenues from existing customers and decrease of 5.3% in revenues from new customers compared to 2009. The increase in revenues from our existing operations was attributable to an increase of 9.9% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased by 7.1 % in 2010 as compared to 2009, while offshore work increased 11.0% over the same period. Our active client base is at 297 as of December 31, 2010 as compared to 272 as of December 31, 2009. In addition, the total number of clients that individually accounted for over US$ 1.0 million in annual revenues increased to 99 as of December 31, 2010 as compared to 92 as of December 31, 2009.

T&M projects accounted for 55.4% of our revenues in 2010 as compared to 59.4% in 2009 and 72% of our new business was billed on a T&M basis in 2010. During 2010, in dollar terms our revenues from T&M projects decreased by 0.2% over revenues in 2009, while revenues from fixed price contracts increased by 17.5% over the same period.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 48.8% in 2010 from 49.7% in 2009. Our largest client contributed 10.9% and 11.9% of our revenues in 2010 and 2009 respectively.

During 2010, clients in the insurance, manufacturing, retail and distribution, financial services and product engineering services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries contributed 30.3%, 30.3%, 11.6% and 16.6% to overall revenues respectively in 2010 as compared to 29.7%, 29.0%, 12.8% and 15.0% respectively in 2009. Our clients in the communications, media and utilities industry contributed to 11.2% of our revenues in 2010 as compared to 13.5% in 2009.

During 2010, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2010 and 2009, we derived 79.8% and 78.9% of our revenues from clients located in the United States.

Cost of revenues

Our cost of revenues was US$ 455.9 million in 2010, representing an increase of 8.2% from US$ 421.3 million in 2009. Cost of revenues represented 65.0% and 64.2% of our revenues in 2010 and 2009. Out of the increase of US$ 34.6 million in cost of revenues, US$24.7 million was attributable to salary expenses and the remaining increase was mainly due to employee and other costs pertaining to the acquisition of CHCS in 2010. The salary increase is mainly on account of net increase in headcount offshore and negative impact of rupee appreciation on offshore salaries. The average exchange rate for 2010 was 45.65 per U.S. dollar as compared to average exchange rate of 48.33 per U.S. dollar in 2009 resulting in a rupee appreciation of 5.6% which had a negative impact in increasing the cost of revenues in 2010 as compared to 2009 as 38.8% of our cost of revenues is incurred in Indian rupees.

Gross profit

Our gross profit for 2010 was US$ 245.8 million, representing an increase of 4.8% from US$ 234.6 million in 2009. Gross profit as a percentage of our revenues decreased to 35.0% in 2010 from 35.8% in 2009.The increase in gross profit is attributed to various factors including a revenue increase, operating efficiencies in terms of various measures such as utilization and a reduction in operating and discretionary expenses. The gross profit as a percentage of revenue reduced from 35.8% in 2009 to 35.0% in 2010 mainly on account of rupee appreciation of 5.6% which had a negative impact on gross profit in 2010 as compared to rupee depreciation of 11.4% in 2009 which had a positive impact on gross profit.

Selling, general and administrative expenses

During 2010, our selling, general and administrative expenses were US$ 134.7 million, representing an increase of 7.8% from US$ 122.0 million in 2009 and our selling, general and administrative expenses as a percentage of our revenues increased to 19.2% in 2010 from 18.9% in 2009.

During 2010, our sales and marketing expenses were US$ 61.7 million, representing an increase of 14.7% from US$ 53.8 million in 2009. Personnel costs increased in 2010 by US$ 3.9 million due to the addition to sales and marketing personnel mainly in U.S. Our other selling and marketing costs mainly comprise of foreign travel and advertising expenses which increased by US$ 2.9 million.

Our general and administrative expenses were US$ 73.0 million in 2010, representing an increase of 3.4% from US$ 70.5 million in 2009. Personnel costs increased in 2010 by US$ 2.6 million due to increase in employee stock compensation expense. Other general and administrative charges mainly comprising of professional fees increased by US$ 2.2 million due to legal fees on account of acquisition of CHCS and also due to professional fees incurred in connection with human resource initiatives.

Foreign exchange gain/loss

In 2010, we had a foreign exchange gain of US$ 22.0 million as against a loss of US$ 9.7 million in 2009. The year-end exchange rate in rupees per US dollar for 2010 was 44.8 as compared to 46.4 in 2009 resulting in a 3.4% appreciation during the year — end in percentage terms. The average realization rate for rupee per US dollar for 2010 was 48.1 as compared to 46.2 for 2009. Revaluation of foreign exchange exposures mainly mark-to-market of foreign exchange contracts and revaluation of debtors result in a net foreign exchange gain for the year.

Operating income

As a percentage of revenues, operating income increased to 18.9% in 2010 from 15.4% in 2009. Our operating income was US$ 133.0 million in 2010, representing an increase of 32.2% from US$ 100.6 million in 2009 which is mainly due to foreign exchange gain of US$ 22.0 million in 2010 as compared to a foreign exchange loss of US$ 9.7 million in 2009, increase in revenues, other operating efficiency measures such as utilization, reduction in operating and discretionary expenses. In 2010, as per our practice, we have finalized the incentive payable to our employees for fiscal year December 31, 2009 based on completion of employee appraisal including final determination of key operating parameters applicable to our employee and business and accordingly we have reversed incentive accrual amounting to US$ 10.7 million as compared to US$ 5.0 million in 2009 for the fiscal year December 31, 2008. The exchange rate between the rupee and dollar has fluctuated substantially in recent years and may continue to do so in future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Other income (expense)

Other income / (expense), reflects interest and dividend income, interest expense, interest expense reversed, net gain on sale of investments and other income or expense, net. In 2010, our gain on sale of investments was US$ 5.6 million as compared to US$ 9.5 million in 2009. In 2010, our interest and dividend income were US$ 13.4 million as compared to US$ 11.2 million in 2009. In 2010 we had an interest expense reversal of US$ 1.1 million on account of expiry of statute of limitation for year ending March 2007 with regard to US Branch tax positions and in 2009 we had an interest reversal of US$ 2.8 million as a result of the completion of assessment by the IRS for years 2005 and 2006 with regard to Patni Americas Inc. amounting to US$ 1.6 million and US$ 1.2 million on account of expiry of the statute of limitation for year ending March 2006 with regard to US branch tax position. Our other income (expense), net was US$ 0.6 million in 2010, as compared to US$ 1.9 million in 2009 resulting in a decrease of US$ 1.3 million.

Income taxes

We have made a tax provision of US$ 19.3 million for 2010 which included a reversal of US$ 6.3 million on account of expiry of the statute of limitations with regard to year ended March 2007 of our US branch tax positions. In 2009 we made a tax provision of US$ 4.7 million for income taxes, which included, a reversal of US$ 8.3 million on account of completion of IRS assessment with regard to Patni Americas Inc. for years 2005 and 2006, reversal of US$ 7.0 million on account of expiry of statute of limitation with regard to year ended March 2006 of our US branch tax positions and also included a reversal of US$ 2.5 million on account of favourable order received by us from Indian Income tax Appellate Tribunal allowing a set off of losses under Section 10A of the Indian Income Tax Act against the taxable business income. Our normalized effective tax rate (excluding tax reversals) was 16.9% in 2010 as compared to 18.8% for the year 2009.

Net income

Our net income was US$ 133.2 million in 2010, representing an increase of 11.2% from US$ 119.8 million in 2009. As a percentage of our revenues, net income increased to 18.9% in 2010 from 18.3% in 2009. The increase in the net income is mainly due to the reasons explained above.

Liquidity and capital resources

Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares

We invest in units of mutual funds either in ‘open ended’ schemes or in ‘fixed maturity plans’. While the investments in ‘open ended’ mutual fund units can be sold any time without exit fees, the investments in units of ‘fixed maturity plan’ can be sold subject to an exit fee of approximately 1% to 2%. We have categorized our investments in units of mutual fund schemes as ‘liquid mutual fund units’ and ‘fixed maturity plans’ classified as ‘available for sale’ investments in our consolidated financial statements.

As of December 31, 2010, we had US$ 78.7 million in cash and cash equivalents, US$ 68.7 million invested in units of liquid mutual funds, US$ 157.0 million invested in units of mutual fund (fixed maturity plans) and US$ 54.8 million invested in other investments. As of December 31, 2009, we had US$ 63.4 million in cash and cash equivalents, US$ 357.2 million invested in units of liquid mutual funds, US$ 8.0 million invested in units of mutual fund (fixed maturity plans) and US$ 10.7 million invested in other investments. As of December 31, 2010 and 2009, we have not incurred any exit fees on investments in mutual fund units of fixed maturity plans. The investments portfolio mainly consists of investment in various debt mutual funds and certificate of deposits with banks in India.

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) as at December 31, 2010 and at December 31, 2009 was US$ 98.8 million and US$ 53.4 million, respectively. We believe that our working capital is sufficient to meet our present business and operational requirements. We had no outstanding bank borrowings or long-term debt as of such date other than capital lease obligations. Net cash provided by operating activities was US$136.6 million, US$137 million and US$ 149.3 million in the years ended December 31, 2010, 2009 and 2008, respectively. The adjustments for the year ended December 31, 2010, to reconcile the US$ 133.2 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of US$ 28.4 million, deferred tax credit of US$ 14.9 million, gain from sale of investments of US$ 5.6 million and compensation cost related to employee stock option of US$8.6 million. The adjustments for the year ended December 31, 2009, to reconcile the US$ 119.8 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of US$ 26.2 million and deferred tax credit of US$ 8.9 million and gain from sale of investments of US$ 9.5 million. The adjustments for the year ended December 31, 2008, to reconcile the US$ 101.0 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of US$ 27.7 million and deferred tax credit of US$ 9.2 million and gain from sale of investments of US$ 9.7 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities and increase in amortization expense is due to the new IPR purchased during the year. The net asset base was US$ 136.2 million, US$ 147.6 million and US$ 150.9 million in the years ended December 31, 2010, 2009 and 2008, respectively. Provision for bad debts was US$ 0.6 million, US$ 2.3 million and US$ 1.6 million for the year ended December 31, 2010, 2009 and 2008, respectively.

Adjusted days of sales outstanding was 75 days as of December 31, 2010 as compared to 69 days for the year ended December 31, 2009 and 2008, respectively. Net accounts receivable and unbilled revenue increased by US$ 19.5 million in 2010 as against decrease of US$ 15.0 million and US$ 6.7 million for the year ended December 31, 2009 and December 31, 2008, respectively.

Current assets and other assets increased by US$ 8.5 million and US$ 4.6 million during the year ended December 31, 2010 and December 31, 2009, respectively and decreased by US$ 19.3 million for the year ended December 31, 2008. Cash outflows for the year ended December 31, 2010 is mainly due to US$ 1.5 million on account of deposit with tax authorities and US$ 1.5 million due to derivative contracts. Cash outflows for the year ended December 31, 2009 were mainly on account of payment of US$ 5.3 million in respect of deposit with tax authorities, and US$ 2.3 million on account of derivative contracts. Cash inflows for the year ended December 31, 2008 were mainly on account of refund of US$ 6.8 million in respect of deposit with tax authorities, and US$ 13.2 million on account of settlement of derivative contracts.

Accounts payable and accrued expenses, net increased by US$ 1.9 million and US$ 8.5 million for the year ended December 31, 2010 and December 31, 2008 respectively and decreased by US$ 1.3 million for the year ended December 31, 2009. The net increase in 2010 is on account of decrease of US$ 0.3 million in trade accounts payable and increase of US$ 2.2 million in accrued expenses. The increase in accrued expenses of US$ 2.2 million is mainly on account of increase in US$ 2.3 million relating to sub-contractor cost, US$ 0.9 million relating to data link charges, US$ 0.9 million relating to travel related expense which is offset to some extent by reduction in accruals pertaining to employee related expense of US$ 1.9 million.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognized, increased by US$ 12.0 million and US$ 3.1 million in the year ended December 31, 2010 and December 31, 2008, respectively and decreased by US$ 0.5 million in the year ended December 31, 2009.

Taxes paid were US$ 17.0 million, US$ 23.3 million and US$ 31.5 million as against a tax provision of US$ 14.4 million, US$ 13.6 million and US$ 34.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Other current liabilities and other liabilities decreased by US$ 1.0 million and US$ 5.3 million during the year ended December 31, 2010 and 2009 respectively. The decrease in the year ended December 31, 2010 resulted from decrease in provision for volume discounts and warranty cost of US$ 2.2 million and increase in provision for pension of US$ 0.6 million. The decrease in the year ended December 31, 2009 resulted from decrease of US$ 6.3 million in derivative liabilities and accrual vacation by US$ 2.3 million, while increase in provision for volume discounts by US$ 4.9 million. Other current liabilities and other liabilities increased by US$ 4.8 million during the year ended December 31, 2008. The increase in the year ended December 31, 2008 resulted from increase of US$ 7.0 million in derivative liabilities, US$ 2.8 million increase in leave encashment provision, US$ 1.9 million increase in sales discounts, US$ 2.6 million increase in statutory liabilities for tax deducted at source on payroll and Value Added Tax (VAT) payments, US$ 1.4 million increase in provision for pension and reduction of US$ 11.2 million in other liabilities on account of reversal of payroll and related taxes, interest and penalty due to completion of assessment by the IRS for years 2003 and 2004.

Net cash provided by investing activities was US$ 86.6 million for the year ended December 31, 2010, as against Net cash used in investing activities of US$ 132.7 million for 2009 and US$ 35.5 million for 2008. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2010, 2009 and 2008 was US$ 11.6 million, US$ 19.0 million and US$ 43.4 million, respectively on account of the purchases of new facilities and expansion of our existing facilities. Net sale of investment securities amounted to US$117.8 million and US$ 4.0 million for the year ended December 31, 2010 and December 31, 2008 respectively as against net purchase of investment securities of US$ 114.0 million for the year ended December 31, 2009. Net Cash used in investing activities for the year ended December 31, 2010 includes US$ 7.2 million for acquisition of CHCS and US$ 12.4 million for acquisition of technology related intangibles from one of our customer.

Net cash used in financing activities was US$ 205.6 million, US$ 3.1 million and US$ 64.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. We paid US$ 9.9 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2010. We also paid US$ 206.5 million as special interim dividend of 63.0 per share (US$ 1.34 per share) in August 2010, including dividend tax, on our equity shares in the year ended December 31, 2010. We received proceeds of US$ 9.7 million from our employee stock option plan during the year ended December 31, 2010. We paid US$ 9.3 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2009. We received proceeds of US$ 5.5 million from our employee stock option plan during the year ended December 31, 2009. We spent US$ 53.1 million on purchase of common stock and paid US$ 11.4 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2008. We received proceeds of US$ 0.2 million from our employee stock option plan during the year ended December 31, 2008.

We anticipate capital expenditures of between approximately US$ 10 million to US$ 15 million in 2011, principally to finance the construction of our new knowledge park facilities in Pune, Phase II of Navi Mumbai, Chennai and other facilities and physical infrastructure in India. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated approximately to US$ 54.5 million at December 31, 2010 to be spent over a three year period.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Financials under US GAAP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Patni Computer Systems Limited

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and its subsidiaries (‘the Company’) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India

February 25, 2011

Consolidated Balance Sheet

(Amount in US$)

As of	December 31, 2009	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$63,459,115	$78,734,320
Investments	375,858,138	280,549,767
Investment held to maturity	—	3,087,383
Accounts receivable, net	109,409,586	121,617,345
Unbilled revenue	19,737,311	30,730,943
Advance income taxes	5,548,939	4,325,109
Deferred income taxes	9,418,969	35,541,868
Prepaid Expenses	2,837,972	3,652,617
Other current assets	16,695,605	18,313,620
Total current assets	$602,965,635	$576,552,972
Advance income taxes	$3,827,873	$4,583,402
Deferred income taxes	28,732,581	16,621,609
Investments held to maturity	8,340,628	—
Investment in equity affiliate	—	488,922
Other assets	26,528,426	36,410,401
Property, plant and equipment, net	142,052,207	136,236,454
Intangible assets, net	22,894,791	32,228,529
Goodwill	65,838,531	69,661,458
Total assets	$901,180,672	$872,783,747
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Capital lease obligation	$112,399	$82,894
Trade accounts payable	5,789,789	5,886,033
Billings in excess of costs and estimated earnings on uncompleted contracts	5,717,820	17,921,494
Income taxes payable	6,366,552	2,987,781
Accrued expenses	56,284,760	60,436,873
Other current liabilities	35,982,087	35,510,906
Total current liabilities	$110,253,407	$122,825,981
Capital lease obligations excluding current portion	$90,681	$135,743
Other liabilities	21,212,168	22,407,381
Income taxes payable	21,485,864	26,598,830
Deferred income taxes	1,104,920	980,728
Total liabilities	$154,147,040	$172,948,663
Commitments and contingencies
Shareholders’ Equity
Common shares 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 129,126,032 shares and 131,419,080 shares as of December 31, 2009 and 2010 respectively).	$5,715,509	$5,814,923
Additional paid-in capital	276,475,303	296,028,439
Retained earnings	485,732,388	402,469,572
Accumulated other comprehensive income /(loss)	(20,889,568)	(4,477,850)
Total shareholders’ equity	$747,033,632	$699,835,084
Total liabilities and shareholders’ equity	$901,180,672	$872,783,747

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Income

(Amount in US$)

Year ended	December 31, 2008	December 31, 2009	December 31, 2010
Net Revenues	$718,884,103	$655,918,121	$701,698,639
Cost of revenues	491,266,302	421,309,231	455,947,376
Gross profit	227,617,801	234,608,890	245,751,263
Selling, general and administrative expenses	131,056,061	122,010,352	134,106,175
Provision for doubtful debts and advances	1,625,595	2,266,983	618,519
Foreign exchange (gain)/loss, net	18,358,897	9,692,857	(22,009,042)
Operating income	76,577,248	100,638,698	133,035,611
Other income/(expense)
Interest and dividend income	13,001,582	11,223,406	13,392,717
Interest expense	(1,744,367)	(1,494,179)	(1,052,748)
Interest expense reversed (refer note 11)	6,497,329	2,807,576	1,064,244
Gain on sale of investments, net	9,731,648	9,468,467	5,603,125
Equity in losses of affiliate	—	—	(110,332)
Other (expense)/income, net	2,561,206	1,894,684	582,578
Income before income taxes	106,624,646	124,538,652	152,515,195
Income taxes	5,203,401	4,758,887	19,336,313
Net income	$101,421,245	$119,779,765	$133,178,882
Earnings per share
Basic	$0.75	$0.93	$1.02
Diluted	$0.75	$0.92	$0.99
Weighted average number of common shares used in computing earnings per share
Basic	135,590,677	128,254,916	130,101,442
Diluted	135,760,422	130,241,085	133,848,374

See accompanying notes to the consolidated financial statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income/(Loss)

for the years ended December 31, 2008, 2009 and 2010

(Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2008	139,009,409	$6,158,044	$313,350,315	$285,238,586		$76,217,156	$680,964,101
Issuance of equity shares on exercise of options	52,680	2,634	188,325				190,959
Purchase of Common Stock	(10,957,082)	(488,548)	(52,573,794)				(53,062,342)
Tax benefit arising on exercise of stock options			16,121				16,121
Compensation cost related to employee stock option plan			3,897,210				3,897,210
Cash dividend on common shares (including corporate dividend tax)				(11,444,013)			(11,444,013)
Comprehensive income
Net income				101,421,245	101,421,245		101,421,245
Other comprehensive income:
Translation adjustment					(119,927,020)		(119,927,020)
Unrealised gain on investments, net of tax benefit of $ 257,690					(1,828,525)		(1,828,525)
Unrealised losses on derivative instruments:
Unrealised holding gains (losses) arising during the year, net of tax credit of ($2,201,998)					(42,542,853)		(42,542,853)
Less: Reclassification adjustment included in net income					12,068,379		12,068,379
Actuarial gain related to pension and other postretirement benefits, net of tax of $195,797					1,202,993		1,202,993
Comprehensive income/(loss)					(49,605,781)	(151,027,026)
Balance as of December 31, 2008	128,105,007	$5,672,130	$264,878,177	$375,215,818		$(74,809,870)	$570,956,255

See accompanying notes to the consolidated financial statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income/(Loss)

for the years ended December 31, 2008, 2009 and 2010

(Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2009	128,105,007	$5,672,130	$264,878,177	$375,215,818		$(74,809,870)	$570,956,255
Issuance of equity shares on exercise of options	1,021,025	43,379	5,473,984				5,517,363
Tax benefit arising on exercise of stock options			814,537				814,537
Compensation cost related to employee stock option plan			5,308,605				5,308,605
Cash dividend on common shares (including corporate dividend tax)				(9,263,195)			(9,263,195)
Comprehensive income
Net income				119,779,765	119,779,765		119,779,765
Other comprehensive income:
Translation adjustment					27,702,545		27,702,545
Reclassification of unrealised gain on investments, net of tax expense of $301,521 to net income					(3,944,229)		(3,944,229)
Unrealised losses on derivative instruments:
Unrealized holding gains or (losses) arising during the year, net of tax benefit of $20,446					12,330,273		12,330,273
Less: Reclassification adjustment included in net income					18,199,724		18,199,724
Actuarial losses related to pension and other postretirement benefits, net of tax of benefit of $167,523					(368,011)		(368,011)
Comprehensive income/(loss)					53,920,302	53,920,302	—
Balance as of December 31, 2009	129,126,032	$5,715,509	$276,475,303	$485,732,388		$(20,889,568)	$747,033,632

See accompanying notes to the consolidated financial statements

(Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2010	129,126,032	$5,715,509	$276,475,303	$485,732,388		$(20,889,568)	$747,033,632
Issuance of equity shares on exercise of options	2,293,048	99,414	9,597,882				9,697,296
Tax benefit arising on exercise of stock options			1,329,790				1,329,790
Compensation cost related to employee stock option plan			8,625,464				8,625,464
Cash dividend on common shares (including corporate dividend tax)				(216,441,698)			(216,441,698)
Net income				133,178,882	133,178,882		133,178,882
Other comprehensive income:
Translation adjustment					18,030,051		18,030,051
Reclassification of gain on investments, net of tax expense of $117,520 to net income					(1,151,145)		(1,151,145)
Unrealized losses on derivative instruments:
Unrealized holding gains or (losses) arising during the year, net of tax benefit of $1,955,555					11,440,147		11,440,147
Less: Reclassification adjustment included in net income					(10,979,172)		(10,979,172)
Actuarial losses related to pension and other postretirement benefits, net of tax benefit of $315,316					(928,163)		(928,163)
Comprehensive income/(loss)					16,411,718	16,411,718
Balance as of December 31, 2010	131,419,080	$5,814,923	$296,028,439	$402,469,572		$(4,477,850)	$699,835,084

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amount in US$)

Year ended	December 31, 2008	December 31, 2009	December 31, 2010
OPERATING ACTIVITIES
Net income	$101,421,245	$119,779,765	$133,178,882
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of fixed assets and intangible assets	27,711,972	26,251,592	28,446,543
Deferred taxes	(9,215,965)	(8,865,238)	(14,851,549)
Provision for doubtful debts and advances	1,625,595	2,266,983	618,519
(Gain)/loss on sale of property, plant and equipment, net	(371,526)	252,091	7,330
Gain on sale of investments, net	(9,731,648)	(9,468,467)	(5,603,125)
Equity in losses of affiliate	—	—	110,332
Compensation cost related to employee stock option plan	3,897,210	5,308,605	8,625,464
Deferred roll-over gains relating to cash flow hedges	—	4,192,350	(129,712)
Changes in assets and liabilities
Accounts receivable	9,987,054	3,397,331	(8,899,314)
Unbilled revenue	(3,289,128)	12,087,746	(10,569,827)
Other current assets	21,015,540	(7,703,814)	(7,507,011)
Other assets	(1,675,575)	3,150,343	(1,006,840)
Trade accounts payable	(958,041)	(484,602)	(272,604)
Billings in excess of costs and estimated earnings on uncompleted contracts	3,081,643	(460,188)	12,008,131
Taxes payable	(8,427,949)	(5,983,096)	1,734,299
Excess tax benefit arising on exercise of stock options	(16,121)	(814,537)	(1,329,790)
Tax benefit on exercise of stock options	14,739	451,624	855,229
Accrued expenses	9,463,589	(864,618)	2,165,155
Other current liabilities	14,263,756	(4,380,795)	(1,915,114)
Other liabilities	(9,453,334)	(906,890)	909,191
Net cash provided by operating activities	$149,343,056	$137,206,185	$136,574,189
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(43,362,388)	(18,983,035)	(11,582,665)
Proceeds from sales of property, plant and equipment	3,841,641	271,783	491,697
Purchase of investments	(973,062,275)	(1,118,436,952)	(1,869,833,925)
Proceeds from sale of investments	977,051,287	1,004,449,630	1,987,639,350
Investments in equity affiliate	—	—	(585,844)
Payments for acquisition, net of cash acquired	—	—	(7,174,705)
Payments for acquisition of technology related intangibles	—	—	(12,363,600)
Net cash provided/(used) in investing activities	$(35,531,735)	$(132,698,574)	$86,590,308
FINANCING ACTIVITIES
Payment of capital lease obligations	(293,418)	(225,174)	(213,545)
Dividend on common shares	(9,778,450)	(7,911,016)	(185,560,361)
Corporate Dividend tax paid	(1,662,387)	(1,345,596)	(30,856,050)
Proceeds from common shares issued	190,958	5,517,363	9,697,296
Purchase of Common Stock	(53,062,342)	—	—
Excess tax benefit arising on exercise of stock options	16,121	814,537	1,329,790
Net cash used in financing activities	$(64,589,518)	$(3,149,886)	$(205,602,870)
Effect of exchange rates changes on cash and cash equivalents	(21,709,325)	1,962,932	(2,286,422)
Net increase in cash and cash equivalents	49,221,803	1,357,726	17,561,627
Cash and cash equivalents at the beginning of the year	32,625,979	60,138,457	63,459,115
Cash and cash equivalents at the end of the year	$60,138,457	$63,459,115	$78,734,320
Supplemental disclosure of cash flow information:
Interest paid	$50,302	$41,757	$48,826
Income taxes paid	$16,993,377	$23,303,213	$31,509,137
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$149,745	$57,624	$156,577
Property, plant and equipment acquired on credit	$3,158,568	$3,348,904	$482,604

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

1.                                      Organization and nature of business

1.1                                 Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed an initial public offering of its equity shares in India. In December 2005, Patni also completed an initial public offering of American Depositary Shares in the United States of America (USA).

1.2                                 Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in the United Kingdom (UK), Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany, Patni Americas, Inc. (“Patni USA”) formerly known as Patni Computer Systems, Inc., a company incorporated in Massachusetts, USA are 100% owned subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom Solutions Inc. (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom Solutions Inc. was dissolved and the liquidation was completed in May, 2006.

In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Effective October 1, 2010, Patni Life Sciences Inc. has been merged with Patni USA. Patni Computer Systems Brasil, Ltd a 100% owned subsidiary of Patni incorporated in Brazil has been dissolved in October 2010. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Finland, Korea, Netherland, Australia, UAE, South Africa, Canada, Turkey, Ireland, Romania and Switzerland. In March 2008, Patni through it’s wholly owned subsidiary Patni UK incorporated a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008, Patni has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA de CV. In June 2009, Patni has set up a subsidiary in Singapore named Patni (Singapore) Pte Ltd. In June 2010, Patni USA acquired CHCS Services Inc., (“CHCS”) a company incorporated in Florida, U.S.A, for consideration in cash. In June 2010, Patni (Singapore) Pte Limited has set up a 100% subsidiary in Japan named Patni Computer Systems Japan Inc. In August 2010 Patni (Singapore) Pte Limited has set up a 100% subsidiary in China named Patni Computer Systems (Suzhou) Co., Ltd. In July 2010, CHCS Services Inc., opened a branch office in Noida, India. In August 2010, Patni UK opened a branch office in Ireland. In June 2010, Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on July 1, 2010.

1.3                                 Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, retail and distribution, communications, media and utilities and technology practice (comprising of product engineering services). The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.4                                 These financial statements are prepared on a consolidated basis for all the years presented.

2.                                      Summary of significant accounting policies

Basis of preparation of financial statements

2.1                                 The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.2                                 The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are all more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation.

2.3                                 Equity accounted investments are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted affiliates) and are initially recognized at cost.

Accounting estimates

2.4                                 The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, future obligations under employee retirement and benefit plans including incentives, useful lives of property, plant and equipment and intangible assets, estimate of future cash flows used in assessing impairment, deferred tax assets and liabilities and provisions for contingencies and litigation.

The Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the Notes to the consolidated financial statements.

Revenue and cost recognition

2.5                                 The Company derives its revenues primarily from software

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectability is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. Revenue with respect to time-and-material contracts are recognized as related services are performed. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

2.6                                 The asset, “Unbilled revenue”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

2.7                                 Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognized systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

2.8                                 Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

2.9                                 The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Reimbursements of out of pocket expenses received from customers have been included as a component of revenues.

2.10                           Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

2.11                           The Company reports taxes assessed by governmental authorities which are directly imposed on revenue producing transactions on a net basis.

Advertising cost

2.12                           Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $1.6 million, $1.34 million and $2.45 million for the years ended December, 31, 2008, 2009 and 2010, respectively.

Cash and cash equivalents

2.13                           The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and deposits with banks.

Investments

2.14                           Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2009 and 2010, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other investments. Other investments primarily consists of certificate of deposit with banks, which are carried at fair value. Held to maturity securities consist of investment made by the Company in term deposits issued by the Government of India.

2.15                           Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income/(loss). The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements. NAVs represent the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds. Fair value of investments in certificate of deposits, classified as available for sale is determined using observable market inputs.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on average cost basis.

Trade accounts receivable

2.16                           Trade accounts receivable are recorded at the invoiced

Notes to the Consolidated Financial Statements (Contd.)

amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Business combinations, goodwill and intangible assets

2.17                           The Company accounts for its business combinations under the acquisition method of accounting. Intangible assets acquired in a business combination are recognized and reported separately from goodwill. All assets and liabilities of the acquired businesses, including goodwill, are assigned to reporting units.

2.18                           Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment at least on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. Under the first step, the fair value of the reporting unit in which the goodwill resides is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the step two of the impairment test (measurement) is performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. Based on the results of its annual impairment tests, the Company determined that no impairment of goodwill existed as of December 31, 2009 or December 31, 2010.

2.19                           Intangible assets acquired either through a business combination or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer, technology, intellectual property rights and marketing related intangible assets and are being amortized over a period of 3-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.20                           Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.21                           Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

2.22                           Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer – Hardware and software and other service equipments	3-5 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.23                           Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds the expected undiscounted cash flows of the asset, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.24                           The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Australia, Korea, Netherland, Canada, Turkey, Ireland, Romania and

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Switzerland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.25                           The accompanying consolidated financial statements are presented in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using the exchange rate prevailing on the date of those transactions. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income/ (loss) in the statement of shareholders’ equity and comprehensive income/ (loss).

Foreign currency transactions

2.26                           Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. A transaction gain or loss arising from a change in exchange rates between the date of a transaction and the year end exchange rates is included in the consolidated statements of income.

Income taxes

2.27                           Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Concentration of credit risk

2.28                           Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash equivalents, investments and accounts receivables. Cash equivalents are invested with banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.29                           Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate. The liability in respect of defined benefit plans is calculated annually by a qualified actuary using the projected unit credit method. The Company recognizes the net funded position of its plans as an asset or liability in the consolidated balance sheets.

In measuring the defined benefit obligations, the Company uses discount rates based on yields of high quality fixed income instruments (i.e. yields on high quality corporate bonds) prevailing as at the balance sheet date for the corresponding tenure of the obligations.

Stock-based compensation

2.30                           Effective January 1, 2006, the Company recognizes compensation expense relating to share-based payments granted after this date in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. The Company implemented this fair value model using the modified prospective method and therefore, prior periods were not restated. Under the modified prospective method, fair value accounting was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP 2003 Revised 2009’ plan (‘the plan’). See Note 18 for further discussion.

2.31                           Prior to the adoption of fair value accounting, the Company recorded benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. Subsequent to the adoption of fair value accounting such benefits have been recorded as a financing cash inflow. In the accompanying consolidated statements of cash flows for year ended December 31, 2008, 2009 and 2010, tax benefit of $16,121, $814,537 and $1,329,790, respectively has been classified as financing cash flows.

2.32                           Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arose at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of a specified option is collectible from employees, which is considered as additional exercise price of the option as this would reduce the ultimate benefit to the employee and therefore is recognized as additional paid-in-capital.

On August 18, 2009, a further amendment was made to the

Notes to the Consolidated Financial Statements (Contd.)

Indian Income Tax Act, with retroactive effect from April 1, 2009, abolishing the provisions of FBT. Thus, for any exercises of stock options by the employee on or after April 1, 2009, the shares issued, or allotted and transferred by the Company, are no longer subject to FBT.

Since the abolition of the provisions of FBT, such deemed increase to the stock option exercise price is no longer necessary. This change has been accounted for as a modification in the exercise price of the existing outstanding options. Accordingly, the difference in the fair value of the unvested outstanding options immediately before the modification and after the modification has been recognized as incremental share-based compensation over the remaining vesting period. For the options vested and outstanding as on the date of modification, the incremental cost has been recognized in the statement of income immediately on the date of modification.

Dividends

2.33                           A final dividend, including tax thereon, on common shares is recorded as a liability on the date of approval by the shareholders at the annual general meeting. An interim dividend, including tax thereon, is recorded as a liability on the date of declaration by the board of directors.

Derivatives and hedge accounting

2.34                           The Company enters into forward foreign exchange contracts/option contracts (derivatives) to manage the risk of changes in foreign exchange rates on inter-company and end-customer accounts receivable and forecasted sales transactions denominated in foreign currencies. The strategy also includes entering into short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). Upon completion of the formal documentation and testing for effectiveness, the Company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges.

2.35                           Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income/ (loss) until the hedged transactions occur and are then recognized in the consolidated statements of income and included in foreign exchange (gain)/loss. In respect of derivatives acquired pursuant to roll-over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness. Changes in fair value of derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period and included in foreign exchange (gain)/loss.

2.36                           In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are recognized at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.37                           Basic earnings per share is computed using the weighted average number of common outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

Commitments and Contingencies

2.38                           Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Reclassifications

2.39                           Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Recently adopted Accounting Standards

2.40                           In June 2009, the FASB issued authoritative guidance Accounting Standards Codification (ASC) 810, “Consolidation of variable interest entities” which revises the approach to determining when an entity that is insufficiently capitalized or not controlled through voting rights (referred to as a variable interest entity or “VIE”) should be consolidated. The new consolidation model for VIEs considers whether the enterprise has the power to direct the activities that most significantly impact the VIE’s economic performance and shares in the significant risks and rewards of the entity. This guidance requires companies to continually reassess their involvement with VIEs to determine if consolidation is appropriate and provide additional disclosures about their involvement with them. The Company adopted this ASC 810 from January 1, 2010. The adoption of this ASC did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.41                           In August 2009, the FASB issued revised authoritative guidance ASU 2009-05 regarding the measurement of liabilities at fair value which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The Company adopted this guidance from January 1, 2010. The adoption of this guidance did not

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

have any impact on the Company’s consolidated financial position, results of operations or cash flows.

2.42                           In January, 2010, the FASB issued ASU 2010-06 which amends ASC 820, Fair Value Measurements and Disclosures. The ASU requires the reporting entities to make new disclosures about recurring and non recurring fair value measurements. This includes disclosure regarding significant transfers into and out of Level 1 and Level 2 fair value measurements in the fair value hierarchy as well as the reasons for the transfer. The ASU also requires a separate disclosure for the purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB further clarified the existing fair-value measurement disclosure guidance about the level of disaggregation, requiring the entities to disclose the fair value measurements by “Class” instead of “Major Category”, as well as requiring disclosure for the inputs, and valuation techniques used by the entities for the purpose of fair value measurement using significant observable inputs (Level 2) or significant unobservable inputs (Level 3).

The provisions of the ASU 2010-06 is effective for annual and interim reporting periods beginning after December 15, 2009, except for the disclosure for the purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements, which will be effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted this ASU 2010-06 from January 1, 2010. The adoption of this ASU did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.43                           In February 2010, the FASB issued ASU 2010-09 which amends ASC 855-10, Subsequent Events such that a SEC filer, as defined in the ASU, is no longer required to disclose the date through which subsequent events have been evaluated in the originally issued and revised financials. The ASU also provides that SEC filers must evaluate the subsequent events through the date the financial statements are issued. The provisions of ASU 2010-09 are effective immediately for SEC filers. Effective the date of issuance of the ASU in February 2010, the Company adopted ASU 2010-09. The adoption of this ASU did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

2.44                           In July 2010, the FASB issued ASU 2010-20 Receivables (Topic 310) - Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve understanding of users of financial statements for the nature of an entity’s credit risk associated with its financing receivables and the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures will be effective for the first interim or annual reporting periods ending on or after December 15, 2010. Effective the date of issuance of the ASU in July 2010, the Company adopted ASU 2010-20. The adoption of this ASU did not have any impact on the Company’s consolidated financial position, results of operations and cash flows.

Recently issued Accounting Standards

2.45                           In October 2009, FASB issued ASU 2009-13 which amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminate the requirement that all undelivered elements have Vendor Specific Objective Evidence (VSOE) or Third Party Evidence (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, the overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative estimated selling prices.

Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of this new FASB guidance. The provisions of this FASB guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The requirements of this ASU and its impact on the Company are being evaluated.

2.46                           In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition - Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The requirements of this EITF and its impact on the Company are being evaluated.

2.47                           In December 2010, the FASB issued ASU 2010-28, on ‘When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts’. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.

Upon adoption of these amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines

Notes to the Consolidated Financial Statements (Contd.)

that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by section 350-20-35. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

2.48                           EITF 10-G, Disclosure of Supplementary Pro Forma Information for Business Combinations, specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. EITF 10-G also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. EITF 10-G is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company will adopt the revised guidance effective January 1, 2011.

2.49                           In April 2010, FASB issued ASU 2010-13 which states that an employee share based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability based only on this condition if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

3.                                      Acquisitions

3.1                                 Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On July 2, 2007, the Company acquired 100% of the business and assets of LOI, a European telecommunications consulting services Company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The purchase price of $8,613,938 (including direct acquisition related expenses of $863,938) was paid in cash.

This transaction has been accounted using the purchase method. The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	1,370,000
- Intellectual property rights	790,000	2,160,000
Goodwill		6,453,938
Total purchase price		$8,613,938

Goodwill generated from the above acquisition was allocated to “Communications, Media and Utilities” segment.

As a part of the business acquisition of Logan-Orviss International Associates in fiscal year 2007, the Company initiated an incentive plan linked to revenues for certain specific employees. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation costs for post acquisition services. Based on the assessment of the revenue targets achieved for the contractual year ended June 30, 2008, June 30, 2009 and June 30, 2010 an amount of $117,108, $123,810 and $Nil, respectively has been accrued as selling, general and administrative expenses.

3.2                                 Acquisition of Taratec Development Corporation (Taratec)

On July 23, 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation (subsequently named as Patni Life Sciences Inc), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the life sciences market, from pharmacovigilance to demand-driven supply chains. The purchase price of $15,680,226 (including direct acquisition related expenses of $435,008), was paid in cash.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $13,200,000. Based on assessment of the revenue and margin targets achieved through the contractual year ended July 31 2008, July 31, 2009 and July 31, 2010, the management has concluded that no contingent consideration is required to be paid.

As part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. This incentive plan was applicable up to July 31, 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Based on the assessment of the revenue and margin targets achieved through the contractual year ended July 31, 2008, July 31, 2009 and July 31, 2010, the management had concluded that no compensation cost is required to be accrued for these employees.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

This transaction has been accounted using the purchase method of accounting. The purchase price, net of cash acquired of $2,843,782, has been allocated to the acquired assets and assumed liabilities as per management’s estimates and independent valuation as summarized below:

Net current assets		$2,528,948
Deferred tax asset		920,600
Property, plant and equipment		84,538
Deferred tax liability		(696,000)
Intangible assets
- Customer contracts and non contractual customer relationships	1,550,000
- Intellectual property rights	190,000	1,740,000
Goodwill		8,258,358
Total purchase price		$12,836,444

Goodwill generated from the above acquisition was allocated to “Manufacturing, Retail and Distribution” segment.

3.3                               Acquisition of CHCS Services Inc. (‘CHCS’)

Effective June 9, 2010, Patni USA acquired 100% equity interest in CHCS from one of its insurance customers. CHCS is a Third Party Administrator (“TPA”) providing services to insurance companies. The primary purpose for the acquisition is to step into a new line of business as a TPA in the insurance and healthcare sector, which will enhance Patni’s existing BPO capabilities to deliver end-to-end platform based solution and TPA services to insurance providers’ back office transactions. With this acquisition, Patni has created a new hub in Pensacola, Florida. As part of acquisition, Patni obtained an assembled and trained work force of 250 employees. A considerable expenditure for recruiting, selecting and training would be required to replace these employees with individuals of comparable skills and expertise. The value of assembled and trained workforce is not included in purchase price summary but is included with the residual value of goodwill. The terms of the Stock Purchase Agreement provided for payment of cash consideration of $6,000,000 and an amount equal to the working capital to the selling shareholders. Acquisition-related expenses incurred by the Company amounted to $574,274, which have been recorded under selling, general and administrative expenses. This transaction has been accounted using the acquisition method of accounting. The purchase price of $7,284,684 has been allocated to the acquired assets and assumed liabilities based on management’s estimates and independent valuation as summarized below:

Cash		52,325
Net current assets		1,244,498
Property, plant and equipment		572,300
Intangibles
- Customer Contracts	1,200,019
- Technology platform	100,000
- Trademark	617,024	1,917,043
Deferred Tax Liabilities		(543,117)
Goodwill		4,041,635
Total purchase price		7,284,684

Goodwill includes $1,536,978, which is deductible for tax purposes as per local taxation laws in the United States of America. Goodwill generated from the above acquisition was allocated to “Insurance” segment.

3.4                               Equity affiliate

In June 2010, Patni Computer Systems Japan Inc. entered into Joint Venture Agreement (49% ownership interest) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on July 1, 2010. The Company has invested $585,844 (Japanese Yen 49.0 million) and its equity in losses for the period ended December 31, 2010 is $110,332.

4.                                      Cash and Cash Equivalents

Cash and cash equivalents held by the Company are as follows:

As of December 31,	2009	2010
Bank Account	$63,337,520	$57,544,474
Money in Transit	58,084	9,602,565
Term Deposits	—	11,185,684
Cash in Hand	63,511	401,597
Total	$63,459,115	$78,734,320

Term deposits with banks can be withdrawn at any time, without prior notice or penalty on the principal.

Cash and cash equivalents as of December 31, 2009 and December 31, 2010 include restricted cash balance of $16,557 and $43,733, respectively. Restrictions are primarily on account of unclaimed dividends.

The following table sets out the break-up of cash and cash equivalents held in banks:

As of December 31,	2009	2010
Bank Accounts
Bank of America , USA	$26,147,543	21,245,156
Natwest Bank , UK	10,697,690	14,940,007
Standard Chartered Bank-EEFC accounts, India	6,452,547	2,638,974
Citibank EEFC Bank accounts, India	2,811,973	1,521,854
Standard Bank of South Africa, South Africa	2,777,323	1,806,284
AK Bank, Turkey	2,364,193	975,783
Citibank N.A., India	2,042,601	832,519
ANZ Bank, Australia	2,040,269	1,497,494
Handelsbanken, Finland	1,949,616	484,885
Bank of Tokyo, Japan	1,269,330	988,166
ICICI, India	558,456	1,193,546
Deutsche Bank, Germany	926,481	5,976,224
Others *	3,299,498	3,443,582
	$63,337,520	$57,544,474
Money in transit	$58,084	$9,602,565
Term Deposits	—	$11,185,684
Cash in Hand	$63,511	$401,597
Cash and Cash Equivalents	$63,459,115	$78,734,320

* Others includes bank balances in various accounts with banks spread across various locations in which the Company held balances of less than $1 million individually.

Notes to the Consolidated Financial Statements (Contd.)

5.                                      Investments

5.1                                 Investment securities consist of the following: (Amount in US$)

	As of December 31, 2009
	Cost of Purchase	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$355,745,005	$1,444,038	$(10,774)	$357,178,269
- Fixed Maturity	7,523,646	486,318	—	8,009,964
Other Investments	10,009,802	660,103	—	10,669,905
Amount reported as investments - current	$373,278,453	$2,590,459	$(10,774)	$375,858,138
Held to maturity:
Term deposit	$2,966,595
Non-Convertible Debentures	5,374,033
Amount reported as investments- non current	$8,340,628

	As of December 31, 2010
	Cost of Purchase	Gross unrealized holding gains	Gross unrealised holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	$68,813,564	$20,333	$(100,720)	$68,733,177
- Fixed Maturity	155,993,986	1,047,733	(2,070)	157,039,649
Other Investments	54,431,197	345,744	—	54,776,941
Amount reported as investments - current	$279,238,747	$1,413,810	$(102,790)	$280,549,767
Held to maturity:
Term deposit	$3,087,383
Amount reported as investments- non current	$3,087,383

5.2                                 Dividends from securities available for sale and gross realised gains and losses on sale of securities available for sale are as follows:

Year ended December 31,	2008	2009	2010
Dividends from securities available for sale	$11,510,937	$10,425,493	$11,732,650
Gross realised gains on sale of securities available for sale	10,477,436	9,703,109	5,806,279
Gross realised losses on sale of securities available for sale	745,788	234,642	203,154

5.3                                 Maturity profile of investment securities classified as available- for-sale and held-to-maturity are as follows as of December 31, 2010:

	Cost of Purchase	Fair Value
Available for Sale:
Mutual Fund Units (Fixed Maturity)
- Within one year	$155,993,986	$157,039,649
	$155,993,986	$157,039,649
Held to Maturity :
Term deposit	$3,087,383
	$3,087,383

5.4                                 Investment securities are held in the following mutual fund and other investment schemes:

As of December 31,	2009	2010
Available for Sale Securities
HDFC Mutual Fund	$34,385,614	$14,708,649
IDFC Mutual Fund	68,953,565	19,827,133
Kotak Mutual Fund	31,139,138	37,284,728
Birla Sunlife Mutual Fund	41,763,517	24,136,378
Reliance Mutual Fund	36,770,299	21,323,306
ICICI Prudential Mutual Fund	34,643,289	37,646,505
Tata Mutual Fund	40,274,464	10,467,497
Religare Mutual Fund	14,045,079	17,000,072
Deutsche Mutual Fund	43,321,081	—
Franklin Templeton Mutual Fund	1,667,407	—
Fortis Mutual Fund	13,019,007	—
HSBC Mutual Fund	4,153,983	—
JM Financial Mutual Fund	1,051,789	—
DSP Blackrock Mutual Fund	—	43,378,558
	$365,188,233	$225,772,826
Other Investments:
Investment in Certificates of Deposit with Banks
Canara Bank	$10,659,695	$5,505,621
Corporation Bank	—	10,642,768
Punjab National Bank	—	5,512,327
HDFC Bank	—	5,505,621
State Bank of Bikaner and Jaipur	—	5,502,936
Union Bank of India	—	5,580,190
Andhra Bank	—	5,501,588
State Bank of Travancore	—	5,504,279
Syndicate Bank	—	5,510,984
Total	$10,659,695	$54,766,314
Others	$10,211	$10,626
	$10,211	$10,626
Total	$375,858,138	$280,549,767
Held to Maturity
Non-Convertible Debentures	5,374,033	—
NABARD Term Deposit	2,966,595	$3,087,383
Total	$8,340,628	$3,087,383

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

In June 2010, the Company redeemed investment in Non convertible debentures classified as “Held to maturity”. The carrying value of the Non Convertible debenture was $5,382,131 and was redeemed at cost. The realized gain / (loss) on redemption was $ Nil. This investment was redeemed before its maturity date by tendering it to the arranger at par value due to corporate restructuring proposal by the issuer resulting in triggering of mandatory pre-payment.

6                                         Accounts receivable

6.1                                 Accounts receivable consist of the following:

As of December 31,	2009	2010
Receivables	$112,296,848	$125,194,715
Less: Allowances for doubtful accounts	(2,887,262)	(3,577,370)
	$109,409,586	$121,617,345

6.2                                 The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2008, 2009 and 2010 is as follows:

As of December 31,	2008	2009	2010
Allowance for doubtful accounts as of the beginning of the year	$2,327,490	$2,922,642	$2,887,262
Additional provision (net of recoveries) made during the year	1,561,630	2,269,998	615,092
Accounts receivable written off against the allowance during the year	(844,935)	(2,379,866)	—
Foreign Currency translation adjustment	(121,543)	74,488	75,016
Allowance for doubtful accounts as of the end of the year	$2,922,642	$2,887,262	$3,577,370

7.                                      Unbilled revenue and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2009	2010
Cost incurred on uncompleted contracts	$60,800,956	$40,343,460
Estimated earnings	34,211,471	32,476,123
	95,012,426	72,819,583
Less: Billings to date	(80,992,935)	(60,010,134)
	$14,019,491	$12,809,449
Included in the accompanying balance sheet under the following captions:
Unbilled revenue	19,737,311	30,730,943
Billings in excess of costs and estimated earnings on uncompleted contracts	(5,717,820)	(17,921,494)
	$14,019,491	$12,809,449

8.                                      Other assets

Other assets consist of the following:

As of December 31,	2009	2010
Advances to vendors	$984,491	$601,458
Refundable security deposit	6,247,167	6,905,981
Deferred cost in respect of revenue arrangements	3,341,877	3,296,604
Due from employees	803,557	1,087,260
Derivative contracts	2,400,791	5,177,058
Leasehold Land	17,815,804	18,893,247
Advance for leasehold land	5,579,690	5,806,872
Advance for investments	—	3,355,705
Deposit with tax authorities	5,464,456	7,413,837
Service tax receivable	—	1,730,295
Others	586,198	455,704
	$43,224,031	$54,724,021
Less : Other current assets
Advances to vendors	(984,491)	(601,458)
Refundable security deposit	(3,137,830)	(3,643,553)
Deferred cost in respect of revenue arrangements	(3,341,877)	(2,288,064)
Due from employees	(779,962)	(1,061,783)
Derivative contracts	(2,400,791)	(5,177,058)
Deposit with tax authorities	(5,464,456)	—
Advance for investments	—	(3,355,705)
Service tax receivable	—	(1,730,295)
Others	(586,198)	(455,704)
	$(16,695,605)	$(18,313,620)
Other assets	$26,528,426	$36,410,401

9.                                      Property, plant and equipment

9.1                                 Property, plant and equipment consists of the following:

As of December 31,	2009	2010
Land	$3,676	$3,826
Building	78,456,910	81,188,718
Leasehold improvements	7,875,532	7,797,994
Computer – Hardware and other service equipment	52,152,209	53,678,147
Computer – Software	35,554,632	50,707,944
Furniture and fixtures	22,185,317	22,741,804
Other equipment	42,671,510	42,597,063
Vehicles	1,389,021	1,226,247
Capital work-in-progress	19,210,742	10,621,948
Capital advances	3,943,797	4,186,650
	263,443,346	274,750,341
Less: Accumulated depreciation and amortization	(121,391,139)	(138,513,887)
	$142,052,207	$136,236,454

9.2                                 Depreciation and amortization on property, plant and equipment and amortization of computer software included in depreciation and amortization of property, plant and equipment is as follows:

Year ended December 31,	2008	2009	2010
Depreciation and amortization	$23,254,443	$22,004,791	$23,111,049
Amortisation of computer software	4,432,496	4,246,801	6,739,184

Unamortized computer software cost as at December 31, 2009 and ended 2010 amounted to $7,999,468 and $15,306,570, respectively.

Notes to the Consolidated Financial Statements (Contd.)

10.                               Goodwill and Intangible Assets

10.1                           Intangible assets as at December 31, 2009 and 2010 consist of the following:

As of December 31,	2009	2010
Customer related intangibles	$14,037,795	$15,237,814
Technology related intangibles	497,879	497,879
Marketing related intangibles	—	617,024
Intellectual property rights	21,448,600	33,912,200
Foreign currency translation adjustment	(310,371)	78,217
	35,673,903	50,343,134
Less: Accumulated amortization	(12,779,112)	(18,114,605)
	$22,894,791	$32,228,529

During 2007, Patni, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to $20,368,600 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company is using this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

During 2009, due to adverse market conditions, the Company reviewed the recoverability of the carrying amount of the IPR. Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as at December 31, 2009. These undiscounted future cash flows were revised from previous periods to reflect current prevailing economic conditions. The Company concluded that as the undiscounted cash flows expected to be received from the continuing use of IPR exceeded its carrying value a comparison of the carrying value of the asset to its fair value was not required.

As of and during the year ended December 31, 2010, there were no significant adverse events or changes in circumstance that indicated that the carrying amount of the IPR is not recoverable. Accordingly, the Company has not performed a detailed evaluation of recoverability of this IPR during 2010.

10.2                           In June 2010, Patni, through its wholly owned subsidiary, Patni UK, acquired from one of its customer, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland. Cost of acquisition of the IPR and marketing rights amounting to $12,013,600 has been capitalized as an intangible asset and is being amortized over a period of seven years. The Company intends to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals other than the education learning domain.

10.3                           Amortization for the years ended December 31, 2008, 2009 and 2010 amounted to $4,457,529, $4,246,801 and $5,335,494, respectively. The estimated amortization for the intangible assets, for the next five years will be as follows:

	2011	2012	2013	2014	2015
Amortisation ($)	5,705,398	5,268,087	5,177,168	5,131,722	4,435,265

10.4                           The movement in goodwill balance is given below:

As of December 31,	2009	2010
Balance at beginning of the year	$65,309,045	$65,838,531
Add : Addition	—	$4,041,635
Foreign currency translation adjustment	529,486	(218,708)
Balance at end of the year	$65,838,531	$69,661,458

Goodwill as at December 31, 2009 and December 31, 2010 includes $5,231,218 and $5,099,412, respectively which is deductible for tax purposes as per local taxation laws in the United Kingdom. Goodwill as at December 31, 2009 and December 31, 2010 includes $Nil and $1,536,978, respectively which is deductible for tax purposes as per local taxation laws in the United States of America.

10.5                           Goodwill as of December 31, 2009 and 2010 has been allocated to the following reportable segments:

As of December 31,	2009	2010
Segment
Financial services	$2,594,374	$2,594,374
Insurance	—	$4,041,635
Communication, Media and Utilities	54,985,799	54,767,091
Manufacturing, Retail and Distribution	8,258,358	8,258,358
Total	$65,838,531	$69,661,458

11.                               Change in estimate

11.1                           The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni USA and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company in 2008, and completed its assessment of tax returns for the years ended 2005 and 2006 of Patni USA in 2009. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination. Accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2009 as a change in estimate:

As of December 31,	2008	2009	2010
Reduction of accrual for payroll taxes(1)	$(2,769,567)	$(1,157,726)	$—
Reduction in interest expense(2)	(6,497,329)	(1,616,046)	—
Increase in interest expense	560,507	—	—
Reduction in other expense(3)	(1,092,687)	(231,545)	—
Reduction in income taxes - current	(12,496,744)	(9,423,496)	—
Increase in income taxes - deferred	4,112,604	1,109,509	—
	$(18,183,216)	$(11,319,304)	$—

(1) Included under cost of revenues

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

(2) Included under Interest expense reversed

(3) Included under other income/expense

During the year 2009, the Company received a favorable order from the Indian Income Tax Appellate Tribunal allowing the set off of certain losses against business income. Based on this order, the Company has reversed the tax provisions amounting to $2,459,012, which has been included in the income statement for the fiscal year ended December 31, 2009.

11.2         As per the Company’s practice, it has finalized the amount of incentive payable to the employees for the fiscal year December 31, 2009 based on completion of employee appraisals including final determination of key operating parameters applicable to each employee and business unit during the year ended December 31, 2010. Accordingly, the Company has reversed incentive accrual amounting to $10,566,680, which has been included in personnel cost in the consolidated statement of income for the year ended December 31, 2010.

12.          Accrued expenses consist of the following:

As of December 31,	2009	2010
Employee costs	$36,989,133	$36,174,937
Subcontractor accruals	4,548,981	6,907,600
Professional fees payable	2,240,854	2,583,606
Others	12,505,792	14,770,730
	$56,284,760	$60,436,873

13.          Other liabilities

Other liabilities consist of the following:

As of December 31,	2009	2010
Deferred revenue	$4,708,171	$4,510,358
Provision for leave pay obligation	13,918,720	12,709,225
Provision for retirement benefits	11,037,384	13,631,245
Capital expenditure payable	1,294,675	1,570,080
Provision for payroll tax matters	362,833	362,833
Interest on corporate taxes and other related expenses	1,862,782	1,467,437
Provision for volume discounts	8,465,731	7,307,137
Advance from customers	1,173,682	1,473,717
Derivative liabilities	7,692,381	6,539,231
Others	6,677,896	8,347,024
	$57,194,255	$57,918,287
Less : Other Current liabilities
Deferred revenue	(4,708,171)	(4,510,358)
Provision for leave pay obligation	(13,918,720)	(12,709,225)
Provision for retirement benefits	(177,706)	(210,825)
Capital expenditure payable	(1,294,675)	(1,570,080)
Provision for volume discounts	(8,465,731)	(7,307,137)
Advance from customers	(1,173,682)	(1,473,717)
Others	(6,243,402)	(7,729,564)
	(35,982,087)	(35,510,906)
Other liabilities	$21,212,168	$22,407,381

14.          Leases

14.1         Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded in property, plant and equipment for such capital leases and the related accumulated depreciation amounted to $590,972 and $385,563 as at December 31, 2009 and $414,415 and $196,975 as at December 31, 2010, respectively. The depreciation expense in respect of these assets aggregated $326,267, $ 178,897 and $103,520 for the year ended December 31, 2008, 2009 and 2010, respectively.

14.2         Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-7 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance. Patni UK has operating lease agreements, primarily for leasing office space, that expire over the next 1-10 years. These leases generally require Patni UK to pay certain executory costs such as taxes, maintenance and insurance. Patni Singapore has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni Singapore to pay certain executory costs such as taxes, maintenance and insurance.

14.3         Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

14.4         Patni Telecom and its subsidiaries have operating leases for office space that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

14.5         Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2010 are as follows:

	Capital	Operating
	leases	leases
2011	$100,531	$2,687,541
2012	68,278	1,725,418
2013	51,870	1,602,443
2014	33,695	1,004,513
beyond 2014	—	1,945,611
Total minimum lease payments	$254,374	$8,965,526
Less: Amount representing interest	(35,737)
Present value of net minimum capital lease payments	218,637
Less: Current installments of obligations under capital leases	(82,894)
Obligations under capital leases, excluding current installments	$135,743

14.6         Rental expense for all operating leases for the years ended December 31, 2008, 2009 and 2010 was $14,777,332, $12,377,644 and 11,123,727, respectively.

15.          Fair Value Measurement
On January 1, 2008, the Company adopted ASC 820 (previously (“SFAS”) No. 157), “Fair Value Measurements”. As a result, the Company now classifies its inputs used to

Notes to the Consolidated Financial Statements (Contd.)

measure fair value into the following hierarchy:

Level 1: Unadjusted quoted market prices in active market.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or Inputs other than quoted prices that are observable for the asset or liability.

Level 3: Unobservable inputs for the assets or liability.

On January 1, 2008 the Company adopted the provisions of ASC 825 (previously FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”), which gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company has not elected the irrevocable option to report its financial assets and financial liabilities at fair value.

As of December 31, 2010, the fair value of the Company’s financial assets and liabilities that are measured at fair value on recurring basis, by hierarchy, is summarized in the following table:

	Total	Level 1	Level 2	Level 3
Assets :
Current assets
Liquid mutual funds	$68,733,177	—	$68,733,177	—
Fixed maturity plan	157,039,649	—	157,039,649	—
Other investments	54,776,941	—	54,776,941	—
Foreign currency exchange derivatives	5,177,058	—	5,177,058	—
Total current assets	$285,726,825
Liabilities :
Non-Current liabilities
Foreign currency exchange derivatives	6,539,231	—	6,539,231	—
Total non-current liabilities	$6,539,231

Investments

The Company’s investments consist primarily of investment in debt linked mutual funds and certificates of deposit with banks. Fair value of debt linked mutual funds are based on prices as stated by the issuers of mutual funds and are classified as Level 2. Fair value of investments in certificate of deposits, classified as available for sale is determined using observable market inputs and are classified as Level 2.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of foreign currency forward exchange and option contracts. Fair value of derivative financial instruments are based on prices as provided by the banks and are classified as Level 2. The fair value is also obtained from independent third party dealers. All of the significant inputs to the third-party valuation models are observable in active markets. Inputs include current market-based parameters such as forward rates, yield curves and credit default swap pricing.

Assets and liabilities not measured at fair value

The fair value of Company’s current assets and current liabilities approximate their carrying value because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements. The fair value and carrying value of capital lease obligations is set out below:

Capital lease	Fair	Carrying
obligations	Value	Value
At December 31, 2009	$202,512	$203,081
At December 31, 2010	222,995	218,637

16.          Derivatives financial instruments

16.1         The Company enters into foreign currency forward and option contracts (‘derivative contracts’) to mitigate the risk of changes in foreign exchange rates on inter-company and end customer accounts receivables, and forecasted sales transactions. At December 31, 2010, the Company’s derivative contracts mature within one month upto twenty nine months.

Since there is a direct relationship between the derivative contracts and the currency denomination of the underlying transactions, these derivative contracts are highly effective in hedging the future cash flows. These derivative contracts meet the criteria for cash flow hedge accounting treatment and, accordingly, the effective portion of gains or losses in respect of these derivative contracts are included in other comprehensive income/(loss) and are recognized in the consolidated statement of income upon occurrence of the underlying hedged transaction.

In respect of forward contracts with maturities less than or equal to 18 months and designated as a cash flow hedge, the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices. Accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward or futures price is excluded from assessment of hedge effectiveness and are recognized in consolidated statements of income.

In respect of all range forward contracts and other forward contracts maturing beyond 18 month period and designated as a cash flow hedge, the hedge effectiveness is assessed based on overall changes in fair value, and the effective portion of gains or losses are included in other comprehensive income/(loss). Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in consolidated statement of income.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in the consolidated statement of income. When it is probable that a forecasted transaction will not occur, the Company

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

discontinues hedge accounting and recognizes immediately in the consolidated statement of income gains and losses that were accumulated in other comprehensive income/(loss) related to the hedging relationship.

In addition, the Company enters in to certain foreign exchange derivative contracts that are not accounted for as hedges under the FASB guidance to hedge the foreign exchange risks related to balance sheet items such as foreign currency receivables. Realized gains or losses and changes in the fair value of these derivative contracts are recorded in the consolidated statement of income.

The Company had net gains (net of taxes) of $517,975 and $978,950 related to cash flow hedges deferred in accumulated other comprehensive income/(loss) as at December 31, 2009 and 2010, respectively.

At December 31, 2009 and 2010, $5,987,912 and $5,671,837 (net of taxes), of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges which were discontinued during the period because of non-occurrence of forecasted transaction.

16.2         The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	2009	2010
Forward contracts, sell	USD	309,584,551	314,325,000
Forward contracts, sell	JPY	875,000,000	500,000,000
Forward contracts, sell	GBP	2,938,000	8,730,000
Foreign currency purchase options, sell	USD	10,000,000	_

The following table summarizes the location and fair value of outstanding derivative instruments in the consolidated balance sheets segregated by type of contract, by assets and liabilities and by designation:

	Location in	Fair value	Fair value
	Consolidated	December	December
	balance sheet	31, 2009	31, 2010
Derivatives designated as hedging instrument
Foreign currency exchange contracts	Other Current assets	$2,199,892	$4,223,950
Foreign currency exchange contracts	Other liabilities	7,692,381	6,539,231
Derivatives not designated as hedging instrument
Foreign currency exchange contracts	Other Current assets	$200,899	$953,108

Location of
(Gain)/ Loss
	Recognized in	Amount of (Gain)/ Loss
	Consolidated	Recognized in income
	statement of	December	December
	income	31, 2009	31, 2010
Derivatives not designated as hedging instrument
Foreign currency exchange contracts (Note a)	Foreign exchange (gain)/loss, net	$(1,445,738)	$(8,777,949)

(a) These foreign currency exchange contracts were entered into to hedge the fluctuations in foreign exchange rates of recognized balance sheet items such as inter-company and end-customer receivables, and were not originally designated as hedges. Realized (gains)/ losses and changes in the fair value of these derivatives are recorded in foreign exchange (gains)/ losses, net in the consolidated statements of income.

The following table summarizes the location and amount of gains and losses on derivative instruments in the consolidated statements of income segregated by type of contract and designation for the year ended December 31, 2010:

				Location of (Gain)/ Loss	Amount of (Gain)/Loss
		Location of (Gain)/	Amount of (Gain)/	Recognised in Income	Recognised in income
Derivatives	Amount of (Gains)/	Loss Reclassified	Loss Reclassified	on Derivatives (Ineffective	on Derivative (Ineffective
in Cash Flow	Loss Recognised in	from Accumulated	from Accumulated	portion and Amount	portion and Amount
Hedging	OCI on Derivative	OCI into Income	OCI into Income	Excluded from	Excluded from
Relationship	(Effective portion)	(Effective portion)	(Effective portion)	Effectiveness Testing)	Effectiveness Testing)
Foreign currency exchange contracts	$(11,440,147)	Foreign exchange (gain)/ loss, net	$(10,979,172)	Foreign exchange (gain)/loss, net	$(900,495)

The following table summaries the location and amount of gains and losses on derivative instrument in the consolidated statement of income segregated by type of contract and designation for the year ended December 31, 2009:

				Location of (Gain)/ Loss	Amount of (Gain)/Loss
		Location of (Gain)/	Amount of (Gain)/	Recognised in Income	Recognised in income
Derivatives	Amount of (Gains)/	Loss Reclassified	Loss Reclassified	on Derivatives (Ineffective	on Derivative (Ineffective
in Cash Flow	Loss Recognised in	from Accumulated	from Accumulated	portion and Amount	portion and Amount
Hedging	OCI on Derivative	OCI into Income	OCI into Income	Excluded from	Excluded from
Relationship	(Effective portion)	(Effective portion)	(Effective portion)	Effectiveness Testing)	Effectiveness Testing)
Foreign currency exchange contracts	$(12,330,273)	Foreign exchange (gain)/ loss, net	$18,199,724	Foreign exchange (gain)/loss, net	$1,006,930

The Company mitigates the credit risk of these derivatives by transacting with highly rated counterparties in India which are major banks. As of December 31, 2010, the Company has evaluated the credit and non-performance risks associated with the counterparties, and

Notes to the Consolidated Financial Statements (Contd.)

believes that the impact of the credit risk associated with the outstanding derivatives was insignificant.

17.          Shareholders’ equity
Common shares

17.1         The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

17.2         In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares, as one ADS is equal to two equity shares of the Company) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

17.3         In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of 325 per equity share, for an aggregate amount upto 2,370,000,000. In April 2008, necessary public announcements were made for buyback proposal which was approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”). Accordingly, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of 2,370,000,000 ($53,062,342) being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of Section 77A of the Companies Act, 1956. Retained earnings include profits aggregating 21,914,164 ($449,521) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956 pursuant to the repurchase, which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

Retained earnings and dividends

17.4         Retained earnings as of December 31, 2009 and 2010 include profits aggregating $ 8,365,300 and $ 16,244,630, respectively which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

17.5         The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with Companies Act to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

17.6         The Company’s shareholders approved final dividend of 3/- per equity share of 2/- each in Annual General Meeting held on June 23, 2010. The Company’s Board of Directors approved special interim dividend of 63/- per equity share of 2/- each in their meeting held on August 13, 2010. The total amount paid was $216,441,698 (including dividend tax of $30,856,050) during fiscal year ended December 31, 2010.

17.7         At December 31, 2009 and 2010, the foreign currency translation adjustment loss included in other comprehensive income amounted to $23,036,028 and $5,005,977, respectively.

18.          Employee stock compensation plans

18.1         On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner from one year to four years and expire at the end of five years from the date of vesting. The Stock based compensation expense is recognized over the vesting term of each separately vesting portion of an award (accelerated amortization method). A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares of the Company) to the employees of the Company as well as its subsidiaries. Accordingly, “Patni ESOP 2003- Revised 2009” has come into force with effect from June 21, 2006.

In June 2009, the shareholders authorised the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2009” plan.

18.2         The weighted average grant date fair value of options granted during the year ended December 31, 2010 was $9.21 for equity linked options and $19.11 for ADR linked options, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2009 was $2.42 for equity linked options and $8.18 for ADR linked options. The weighted average grant date fair value of options granted during the year ended December 31, 2008 was $2.29 for equity linked options and $6.51 for ADR linked options.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Consolidated Financial Statements (Contd.)

18.3         Stock options activity under the plan is as follows:

	Year ended December 31, 2009
			Weighted
			average
	Shares		remaining
	arising out	Exercise	contractual
	of options	price	life (months)
Outstanding at the beginning of the year	596,000	$0.04	89
	350,000	$2.25	89
	525,525	$3.16	35
	1,970,276	$5.51-$7.35	41
	2,859,026	$7.55-$11.18	59
Granted during the period (including 413,905 ADR linked options)	1,830,700	$0.04	76
	1,540,000	$2.05-$2.75	90
	499,600	$7.55-$11.18	90
Forfeited during the year	(54,800)	$0.04	—
	(35,145)	$3.16	—
	(146,100)	$5.51-$7.35	—
	(40,000)	$2.05-$2.75	—
	(450,900)	$7.55-$11.18	—
Exercised during the year *	(125,000)	$0.04
	(76,000)	$2.05-$2.75
	(212,705)	$3.16	—
	(258,275)	$.51-$7.35	—
	(387,625)	$7.55-$11.18	—
Outstanding at the end of the year	2,246,900	$0.04	72
	1,774,000	$2.05 -$2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60
Exercisable at the end of the year	24,000	$0.04	59
	11,500	$2.05 -$2.75	59
	277,675	$3.16	24
	1,523,401	$5.51-$7.35	27
	1,232,519	$7.55-$11.18	42
Vested and expected to Vest	2,153,630	$0.04	72
	1,774,000	$2.05- $2.75	80
	277,675	$3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60

* Includes 38,580 options exercised in December 2009 for which shares have not yet been allotted.

Stock options activity under the plan is as follows: (contd...)

	Year ended December 31, 2010
			Weighted
			average
	Shares		remaining
	arising out	Exercise	contractual
	of options	price	life (months)
Outstanding at the beginning of the year	2,246,900	$0.04	72
	1,774,000	$2.05 -$2.75	80
	277,675	3.16	24
	1,565,901	$5.51-$7.35	29
	2,520,101	$7.55-$11.18	60
Granted during the period (including 142,015 ADR linked options)	1,043,940	$0.04	90
	60,000	$7.55-$11.18	61
Forfeited during the year	(142,728)	$0.04	—
	(19,976)	3.16	—
	(121,733)	$5.51-$7.35	—
	(447,664)	$7.55-$11.18	—
	(832,217)	$0.04	—
Exercised during the year	(124,000)	$2.05 -$2.75	—
	(155,846)	$3.16	—
	(817,156)	$5.51-$7.35	—
	(325,249)	$7.55-$11.18	—
	2,315,895	$0.04	59
Outstanding at the end of the year	1,650,000	$2.05 -$2.75	68
	101,853	$3.16	17
	627,012	$5.51-$7.35	22
	1,807,188	$7.55-$11.18	51
	264,354	$0.04	52
Exercisable at the end of the year	375,000	$2.05 -$2.75	50
	101,853	3.16	17
	627,012	$5.51-$7.35	22
	1,113,438	$7.55-$11.18	37
	2,221,948	$0.04	60
Vested and expected to vest	1,650,000	$2.05- $2.75	68
	101,853	$3.16	17
	627,012	$5.51-$7.35	22
	1,774,787	$7.55-$11.18	51

Notes to the Consolidated Financial Statements (Contd.)

18.4         The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

Year ended December 31,	2008	2009	2010
Dividend yield	0.68%-1.09%	1.37%-1.78%	0.60%-1.06%
Weighted average dividend yield	0.93%	1.53%	0.68%
Expected life	3.5-6.5 years	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	7.10%-7.37%	5.94%-7.21%	6.81%-7.96%
Volatility	33.01%-39.45%	37.01%-44.16%	37.69%-42.84%
Weighted Average volatility	37.35%	39.42%	41.85%

18.5         The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked

Year ended December 31,	2008	2009	2010
Dividend yield	0.68%	1.18%-1.64%	0.60%-1.06%
Weighted average dividend yield	0.68%	1.61%	0.64%
Expected life	3.5-6.5 years	1.0-6.5 years	1.0-6.5 years
Risk free interest rates	3.04%-3.51%	0.52%-2.96%	0.48%-2.93%
Volatility	41.36%-44.76%	42.41%-50.79%	30.54%-46.33%
Weighted average volatility	42.90%	46.65%	32.14%

18.6         The aggregate intrinsic value of options exercised and fair value of options vested is as follows:

As of December 31,	2008	2009	2010
Intrinsic value of options exercised	$119,815	$4,160,884	$16,170,530
Fair value of options vested	5,267,840	2,827,133	7,497,155

18.7         The intrinsic value of options outstanding, exercisable and expected to vest is as follows:

As of December 31,	2009	2010
Options outstanding	$48,721,276	$43,808,966
Options exercisable	9,025,043	10,136,182
Options vested and expected to vest	47,754,548	42,731,933

18.8         The compensation expense recognized as cost of revenues and selling, general and administrative expense is as follows:

As of December 31,	2008	2009	2010
Cost of Revenues	$1,526,983	$1,571,630	$2,681,954
Selling, general and administrative expenses	2,370,227	3,736,975	5,943,510

18.9         The simplified method is used to estimate the expected term of the instruments in the option valuation model which is based on the vesting term and contractual term of the option as the Company does not have sufficient historical data on option exercise. Volatility is based on historical volatility in the share price movement of the Company over the expected term.

18.10       As on December 31, 2010, the total compensation cost related to non-vested awards not yet recognized is $8,102,978 and the weighted average period over which it is expected to be recognized is 14 months.

19.          Income Tax

19.1         Total income tax expense for the year ended December 2008, 2009 and 2010 were allocated as follows:

Year ended December 31,	2008	2009	2010
Income from operations	$5,203,401	$4,758,887	$19,336,313
Shareholders’ equity, for
- unrealized holding gains/(losses) on investment securities	(257,690)	(301,521)	(117,520)
- unrealized gains/(losses) on derivative instruments	(2,201,998)	(20,446)	1,955,555
- pension	107,142	(181,797)	(272,594)
- gratuity	88,655	14,274	(42,722)
- tax benefit arising on exercise of stock options	(16,121)	(814,537)	(1,329,790)
Goodwill and intangible assets	350,310	—	—
Total	$3,273,698	$3,454,860	$19,529,242

19.2         Income tax expense attributable to income from continuing operations consists of the following:

Year ended December 31,	2008	2009	2010
Current taxes
Domestic	$10,376,924	$14,091,575	$27,637,300
Foreign	4,042,442	(467,451)	6,550,562
	14,419,366	13,624,124	34,187,862
Deferred taxes
Domestic	(9,562,995)	(9,063,137)	(13,835,511)
Foreign	347,030	197,900	(1,016,038)
	(9,215,965)	(8,865,237)	(14,851,549)
Total	$5,203,401	$4,758,887	$19,336,313

Pre-tax income from domestic and foreign operations is set out below:

Year ended December 31,	2008	2009	2010
Pre-tax income
Domestic	$79,583,951	$98,086,457	$138,858,890
Foreign	27,040,695	26,452,194	13,656,307
Total	$106,624,646	$124,538,652	$152,515,195

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

19.3         The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2009	2010
Deferred tax assets:
Leave pay obligation, accrued incentives, pension obligations, etc	$12,534,005	$11,826,375
Accounts receivable	988,216	865,753
Deferred revenue	506,774	386,966
Carry forward business and other losses	4,862,055	11,079,144
Payroll taxes and interest on payroll and corporate taxes	931,668	830,556
ESOP compensation costs	2,193,300	2,188,163
Others	205,000	175,618
Unrealised loss on derivatives	2,222,444	1,325,108
Billings in excess of costs and estimated earnings in excess of billings on uncompleted contracts	59,059	534,036
Mat credit entitlement (1)	23,023,086	40,845,386
Gross deferred assets	47,525,607	70,057,105
Less: Valuation allowance	(3,600,737)	(10,281,624)
Total deferred tax assets	$43,924,870	$59,775,481
Deferred tax liabilities:
Property, plant and equipment	(1,363,190)	(3,484,358)
Undistributed earnings of US branch	(1,809,554)	(1,529,585)
Unrealised gain on available for sale securities	(542,884)	(422,902)
Intangible assets	(1,930,391)	(1,600,773)
Tax deduction available for notional interest deduction	(499,850)	(499,851)
Tax deductible goodwill	(732,371)	(1,055,263)
Total deferred tax liabilities	$(6,878,240)	$(8,592,732)
Net Deferred tax assets	$37,046,630	$51,182,749
Classified as
Deferred tax assets
Current	$9,418,969	$35,541,868
Non current	28,732,581	16,621,609
Deferred tax liabilities
Current	—	—
Non current	1,104,920	980,728
Net Deferred tax assets	$37,046,630	$51,182,749

(1)   Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A of the Indian Income tax Act, 1961. Consequently, the Company has calculated the tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. Accordingly, deferred tax asset of $ 7,780,124, $9,824,046 and $16,884,895 has been recognized during fiscal year December 31, 2008, 2009 and 2010, respectively in respect of MAT credit entitlement, which can be carried forward for a period of 10 years.

19.4         In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the Company, in making this assessment. Based on the level of expected taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2008, 2009 and 2010 aggregated $35,969,214, $57,279,749 and $59,874,581, respectively.

The operating loss of the subsidiaries in the UK amounting to $18,047,300 can be carried forward for an indefinite period, the operating loss of the subsidiaries in the US amounting to $ 2,539,151 will expire at various dates through December 31, 2030, the operating loss of the subsidiary in Mexico amounting to $2,056,410 will expire at various dates through December 31, 2020, the operating loss of the subsidiary in Singapore amounting to $4,353,319 can be carried forward for an indefinite period and the operating loss of subsidiary in Japan amounting to $480,196 can be carried forward till December 31, 2015.

19.5         Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of December 31, 2010 aggregating $20,302,668 has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2010, the undistributed earnings of these subsidiaries were approximately $ 61,120,399.

19.6         The net change in valuation allowance in the year 2010 is mainly on account of creation of valuation allowance in respect of deferred tax asset recorded on business loss carryforwards for subsidiaries in UK, Mexico, Singapore and Japan amounting to $ 1,616,082, $362,155, $598,801 and $201,682, respectively. The Company has also set up a valuation allowance on deferred tax asset of Patni Telecom India (formerly known as Cymbal Information Services Pvt. Ltd.) amounting to $1,839,375, primarily comprising MAT credit entitlement. Additionally, the Company has set up a valuation allowance on deferred tax asset recorded on long term capital loss arising on investment in available for sale securities amounting to $2,062,792.

19.7         The reported income tax expense attributable to income from continuing operations differed from amounts computed by

Notes to the Consolidated Financial Statements (Contd.)

applying the enacted tax rate to income of Patni from continuing operations before income-taxes as a result of the following:

Year ended December 31,	2008	2009	2010
Income before income taxes	$106,624,646	$124,538,652	$152,515,195
Weighted average enacted tax rate in India	33.99%	33.99%	33.41%
Computed expected income tax expense	$36,241,717	$42,330,688	$50,956,280
Effect of:
Income exempt from tax	(31,274,645)	(30,673,751)	(40,368,768)
Changes in valuation allowance	(501,719)	3,600,737	6,680,887
Carry forward losses on long term capital loss	—	(411,810)	(2,062,792)
Non deductible expenses	2,837,440	2,002,506	2,346,854
US State taxes, net of federal tax benefit	761,085	1,021,285	471,183
Branch taxes	10,393,012	9,733,131	9,371,248
Reversal of the uncertain tax positions due to the expiration of the statute of limitation	—	(7,629,429)	(6,735,221)
Foreign income taxed at different rates	921,930	649,042	1,028,054
Change in statutory tax rate on deferred taxes	—	—	44,591
Profit on sale of investments taxed at other than statutory rate	(3,076,104)	(3,092,519)	(607,356)
Change to prior year tax expense estimates	(12,496,744	(9,423,496)	—
Reversal of prior year tax	—	(3,452,757)	(1,845,392)
Others	1,397,430	105,260	56,744
Reported income tax expenses	$5,203,401	$4,758,887	$19,336,312

19.8         The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2011 or 10 years after the commencement of a Company’s undertaking.

19.9         A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks of India (“STPI”) and Special Economic Zones (“SEZ”) in India. Under the tax holiday for STPI units, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in STPI and these exemptions expire on various dates between years March 31, 2005 and 2011. Additionally, one of the Company’s undertaking is eligible for a tax holiday as a Special Economic Zone unit commencing from 2008 onwards in respect of 100% of the export profits for a period of 5 years, 50% of such profits for next 5 years and 50% of the profits for further period of 5 years subject to satisfaction of certain capital investments requirements. The aggregate effect on net income of the above tax holiday and export incentive schemes were $27,312,225, $27,145,852 and $36,642,894 for 2008, 2009 and 2010, respectively. Further, the per share effect of this exemption on net income was $0.20, $0.21 and $0.28 for 2008, 2009 and 2010, respectively.

19.10       The Company conducts its business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions. The tax years ended March 31, 2000 to March 31, 2010 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007 with regard to the Company’s US branch and with regard to Patni USA.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31,	2008	2009	2010
Beginning Balance	49,333,633	45,871,569	32,371,414
Additions based on tax positions related to current year	9,076,827	8,355,426	8,482,865
Additions for tax positions of prior years	6,251,572	—	—
(Settlement)/Refund	1,211,383	(201,516)	—
Reductions for tax positions of prior years	(19,049,718)	(13,675,197)	(1,228,901)
Reductions for tax positions due to lapse of statute of limitation	—	(8,222,392)	(7,265,081)
Exchange difference	(952,128)	243,524	54,246
Ending Balance	45,871,569	32,371,414	32,414,543

The Company recognizes interest and penalties related to uncertain tax positions in other (expense)/ income. During year ended December 31, 2010, the Company reversed interest net of provision amounting to $329,913 mainly on account of expiry of statute of limitation with regard to its US Branch for the fiscal year ended March 31, 2007 amounting to $1,064,244. During year ended December 31, 2009, the Company reversed interest and penalties net of provision amounting to $1,974,745 mainly on account of reversal of $1,847,592 arising on account of completion of assessment with IRS for years 2005 and 2006 for Patni USA and $1,191,530 on account of expiry of statute of limitation with regard to it’s US Branch for the year ended March 2006. During the year ended December 31, 2008, the Company recognized a reversal of previously recognized interest expense of $5,448,920 mainly on account of a credit of $7,590,016 arising on account of settlement with IRS for years 2003 and 2004 for Patni Inc and for the years ended March 2003, 2004 and 2005 for US Branch. As of December 31, 2010 and December 31, 2009, the Company has $1,467,437 and $1,797,349 respectively as accrued interest and penalties related to uncertain tax positions.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

As of December 31, 2010 the Company had $30,001,745 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized. Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by $7,358,137 during the next 12 months due to expiry of statute of limitation.

20           Retirement benefits to employees

Gratuity benefits

20.1         In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all eligible employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

20.2         Patni India contributes each year to a gratuity fund based upon actuarial valuation performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprises investment in government securities, government securities based mutual funds and other securities. The Gratuity Plan of Patni Telecom India is not funded.

20.3         With regard to the Gratuity Plans of Patni India and Patni Telecom India, the following table sets forth the plans’ funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

At December 31,	2009	2010
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$5,312,302	$6,493,033
Service cost	953,489	1,086,149
Interest cost	503,480	509,430
Plan amendments	—	725,130
Translation loss/(gain)	311,964	304,355
Actuarial loss/(gain)	(62,898)	(258,927)
Benefits paid	(525,304)	(964,547)
PBO at December 31,	6,493,033	7,894,623
Fair value of plan assets as at January 1,	4,577,156	5,874,171
Actual return on plan assets	301,786	129,635
Employer contributions	1,251,963	680,203
Benefits paid	(525,304)	(964,547)
Translation gain/(loss)	268,569	256,218
Plan assets at December 31,	5,874,171	5,975,680
Funded status	(618,862)	(1,918,943)
Accumulated benefit obligation	5,268,278	5,790,689
Amounts recognized in the consolidated balance sheets consists of:
Provision for Gratuity (included in ‘other current liabilities’)	46,324	74,094
Provision for Gratuity (included in ‘other liabilities’)	572,538	1,844,849
	$618,862	$1,918,943

20.4         Key weighted average assumptions used to determine the benefit obligation were as follows:

	2009	2010
Discount rate	7.45%	8.90%

For the actuarial valuation at December 31, 2010 compensation levels have been assumed to increase at 10% per annum for the first two years, 8% in next three years and 6% per annum thereafter. For the actuarial valuation at December 31, 2009 compensation levels have been assumed to increase at 6% per annum.

The expected rate of return on assets in future is considered to be 7.50% . This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

20.5         The composition of plan assets is detailed below:

As of December 31,	2009	%	2010	%
Central/State Government Securities	$65,380	1%	$64,839	1%
Investment in Government Securities based funds	4,316,604	73%	3,863,700	65%
Public Sector bonds/Financial Institutions/ Bank bonds/Term deposits/Rupee Bonds	1,492,187	25%	2,047,141	34%
Total	$5,874,171	100%	$5,975,680	100%

The investments are made in accordance with the prescribed government guidelines. Fair value of government securities based mutual funds are based on prices as stated by the issuers of mutual funds and are classified as Level 2. Fair value of investment in Central/State government securities and public sector bonds/ financial institutions/ bank bonds/ term deposits/ rupee bonds is determined using observable market inputs and are classified as Level 2.

20.6         Net periodic gratuity cost included the following components:

Year ended December 31,	2008	2009	2010
Service cost	$1,094,495	$953,489	$1,086,149
Interest cost	552,411	503,480	509,430
Expected return on assets	(365,565)	(332,202)	(426,949)
Amortization of actuarial (gain) / loss	137,128	(10,711)	100,736
Net gratuity cost	$1,418,469	$1,114,055	$1,269,366

20.7         Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2008	2009	2010
Discount rate	9.00%	7.45%	7.45%
Expected return on assets	7.50%	7.50%	7.50%

20.8         Patni’s expected contribution to gratuity fund for the calendar year 2011 is $1,528,233. The expected benefit payments for

Notes to the Consolidated Financial Statements (Contd.)

next ten years are as follows:

Expected benefit payments
2011	$2,034,519
2012	$2,077,852
2013	$2,084,452
2014	$1,930,604
2015	$2,184,295
2016 - 2020	$7,722,081

At December 31, 2008, 2009 and 2010, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognized as a component of net periodic gratuity costs consists of actuarial gain / (loss) and prior service cost on account plan amendment of $23,977, $33,407 and ($637,399), respectively. The estimated actuarial gain / (loss) and prior service cost that will be amortized from other comprehensive income / (loss) in net periodic gratuity cost in fiscal 2011 is ($213,426).

Pension benefits

20.9         Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognized. These plans are not funded.

20.10       With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

As at December 31,	2009	2010
Change in benefit obligation
PBO at January 1,	$1,922,687	$2,411,522
Service cost	—	—
Interest cost	168,928	178,148
Translation loss/(gain)	93,799	99,114
Actuarial loss/(gain)	352,623	(329,553)
Benefits paid	(126,515)	(133,929)
PBO at December 31,	2,411,522	2,225,302
Funded status	(2,411,522)	(2,225,302)
Accumulated benefit obligation	$2,411,522	$2,225,302
Amounts recognized in the consolidated balance sheets consists of:
Provision for Pension (included in ‘other current liabilities’)	131,384	136,731
Provision for Pension (included in ‘other liabilities’)	2,280,138	2,088,571
	$2,411,522	$2,225,302

20.11       Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

Year ended December 31,	2009	2010
Discount rate	7.45%	8.90%
Increase in compensation levels	0%	0%

20.12       Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2008	2009	2010
Service cost	—	—	—
Interest cost	181,491	$168,928	$178,148
Amortization	—	—	2,914
Net pension cost	$181,491	$168,928	$181,062

20.13       Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2008	2009	2010
Discount rate	9.00%	7.45%	8.90%
Rate of compensation increase	10.00%	0.00%	0.00%

20.14       Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Expected benefit payments
2011	$136,734
2012	$136,734
2013	$136,734
2014	$136,734
2015	$136,734
2016 – 2020	$1,298,971

20.15       With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

As at December 31,	2009	2010
Change in benefit obligation
PBO at January 1,	$7,273,000	$8,007,000
Service cost	201,000	215,000
Interest cost	336,000	370,000
Actuarial loss/ (Gain)	197,000	895,000
PBO at December 31,	8,007,000	9,487,000
Funded status	(8,007,000)	(9,487,000)
Accumulated benefit obligation	$5,469,000	$7,128,000
Amounts recognized in the consolidated balance sheets consists of:
Provision for Pension (included in ‘other liabilities’)	8,007,000	9,487,000
	$8,007,000	$9,487,000

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.16       Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

Year ended December 31,	2009	2010
Discount rate (per annum)	4.5%	4.50%
Increase in compensation levels (per annum)	10%	10%

20.17       Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2008	2009	2010
Service cost	$200,000	$201,000	$215,000
Interest cost	318,000	336,000	370,000
Amortization	—	—	—
Net pension cost	$518,000	$537,000	$585,000

20.18       Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2008	2009	2010
Discount rate	4.5% per annum	4.5% per annum	4.5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

20.19       At December 31, 2008, 2009 and 2010, the pre tax amounts in accumulated other comprehensive income / (loss), not yet recognized as a component of net periodic pension costs consists of actuarial loss of ($168,616), ($713,580) and ($1,286,255), respectively. The estimated actuarial gain/ (loss) that will be amortized from other comprehensive income / (loss) in net periodic pension cost in fiscal 2011 is ($136,000).

Provident fund

20.20       All eligible employees of Patni India and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

20.21       Patni contributed $ 4,251,292, $4,151,565 and $ 4,601,080 to the Provident Fund Plan in 2008, 2009 and 2010, respectively.

21           Segment Information

21.1         The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

21.2         Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology practice (comprising of product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

21.3         Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

21.4         Substantial portion of Patni’s long lived assets are located in India.

Notes to the Consolidated Financial Statements (Contd.)

20.5        Industry segments

(Amount in US$)

			Manufacturing,	Communication,
	Financial		Retail and	Media &	Product
Particulars	Services	Insurance	Distribution	Utilities	Engineering	Total
	December 31, 2008
Net revenues	$91,673,353	$177,274,553	$207,659,685	$129,030,389	$113,246,123	$718,884,103
Accounts receivables, net	14,749,219	25,412,923	33,085,786	22,658,292	15,907,523	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,043,777)	(223,984)	(2,030,463)	(1,008,800)	(1,693,359)	$(6,000,383)
Advance from customers	(85,646)	(50,311)	(455,801)	(58,780)	(685,331)	$(1,335,869)
Unbilled revenue	3,110,598	2,162,504	8,127,184	12,711,210	4,551,871	$30,663,367
	December 31, 2009
Net revenues	$84,151,975	$195,114,394	$190,215,320	$88,347,870	$98,088,562	$655,918,121
Accounts receivables, net	13,477,359	25,223,137	39,713,407	17,034,240	13,961,443	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(263,957)	(301,076)	(2,467,272)	(999,385)	(1,686,130)	$(5,717,820)
Advance from customers	(327,657)	(55,428)	(463,250)	(246,895)	(80,452)	$(1,173,682)
Unbilled revenue	2,250,394	2,577,881	6,975,234	5,422,872	2,510,930	$19,737,311
	December 31, 2010
Net revenues	$81,464,893	$212,353,847	$212,436,521	$78,320,496	$117,122,882	$701,698,639
Accounts receivables, net	12,236,355	34,160,499	38,090,764	16,097,032	21,032,695	$121,617,345
Billings in excess of cost and estimated earnings on uncompleted contracts	(710,261)	(938,063)	(2,817,444)	(975,887)	(12,479,839)	$(17,921,494)
Advance from customers	(352,443)	(218,900)	(549,986)	(212,908)	(139,480)	(1,473,717)
Unbilled revenue	2,889,762	5,723,942	10,008,544	5,808,900	6,299,795	$30,730,943

20.6        Geographic segments

(Amount in US$)

Particulars	USA	Europe	Japan	India	Others	Total
	December 31, 2008
Net revenues	$545,440,929	$112,640,874	$25,039,034	$6,426,537	$29,336,729	$718,884,103
Accounts receivables, net	84,479,242	18,910,013	3,289,297	1,962,387	3,172,804	$111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(3,122,673)	(186,880)	(1,528,806)	(55,839)	(1,106,185)	$(6,000,383)
Advance from customers	(687,186)	(71,776)	(507,529)	(8,242)	(61,136)	$(1,335,869)
Unbilled revenue	14,773,659	11,387,849	1,144,701	858,273	2,498,885	$30,663,367
	December 31, 2009
Net revenues	$517,254,514	$83,476,935	$23,205,669	$6,760,695	$25,220,308	$655,918,121
Accounts receivables, net	89,143,096	14,287,050	1,898,097	1,566,291	2,515,052	$109,409,586
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,861,588)	(826,062)	(1,588,626)	(52,070)	(389,474)	$(5,717,820)
Advance from customers	(756,813)	(321,255)	(47,010)	(12,213)	(36,391)	$(1,173,682)
Unbilled revenue	11,362,487	4,910,420	464,171	524,069	2,476,164	$19,737,311
	December 31, 2010
Net revenues	$560,260,888	$80,288,384	$21,884,983	$15,462,265	$23,802,119	$701,698,639
Accounts receivables, net	94,155,394	16,680,445	1,674,872	4,946,091	4,160,543	$121,617,345
Billings in excess of cost and estimated earnings on uncompleted contracts	(4,066,674)	(11,003,308)	(1,888,724)	(155,222)	(807,566)	$(17,921,494)
Advance from customers	(938,148)	(347,963)	(138,503)	(6,500)	(42,603)	$(1,473,717)
Unbilled revenue	20,791,297	6,288,255	1,012,858	807,555	1,830,978	$30,730,943

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.7         One customer accounted for 11%, 10% and 11% of the total revenues for the year ended December 31, 2008, 2009 and 2010, respectively. Net receivables from this customer as at December 31, 2009 and 2010, amounted to 15% and 14% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 10%, 12% and 11% of the total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Net receivables for this customer as at December 31, 2009 and 2010, amounted to 6% and 5% of the total net receivables, respectively.

22           Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Year ended December 31,	2008	2009	2010
Common shares
Weighted average number of shares outstanding	135,590,677	128,254,916	130,101,442
Effect of dilutive equivalent shares-stock options outstanding	169,745	1,986,169	3,746,932
Weighted average number of equity shares and dilutive equivalent shares outstanding	135,760,422	130,241,085	133,848,374

Options to purchase 5,704,527, 980,600 and 468,000 equity shares were outstanding during the year ended December 31, 2008, 2009 and 2010, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares and to do so would have been anti-dilutive.

23           Related party transactions

23.1         Patni enters into various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., General Atlantic Mauritius Limited, PCS Cullinet, PCS Finance, Ravi and Ashok Enterprises, Ashoka Computers - all affiliates, directors of Patni and their relatives.

The Company has recorded an amount of $457,436, $359,523 and $Nil as commission for Mr G.K.Patni and Mr A.K.Patni (included in selling, general and administrative expenses) for the year ended December 31, 2008, 2009 and 2010, respectively.

The Company has recorded sales transactions with General Atlantic Mauritius Limited (GAML). Revenues of $456,729 $417,220 and $403,252 were recorded, for the year ended December 31, 2008, 2009 and 2010, respectively. Accounts receivable due from GAML at December 31, 2009 and 2010 were $67,842 and $65,339, respectively.

Expenses

23.2         Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred were $82,036, $75,061 and $94,687 for the years ended December 31, 2008, 2009 and 2010, respectively. Amounts payable with respect to these obligations as at December 31, 2009 and 2010 were $48,616 and $63,731, respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2009 and 2010 were $37,576 and $39,106, respectively.

Due from employees

23.3         Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses while on travel. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans and advances are repayable in equal installments over periods ranging from 1–60 months. Interest on these loans and advances is charged at 0-9%. Loans outstanding at December 31, 2009 and 2010 were $108,383 and $106,402, respectively.

23.4         Patni USA, Patni UK, Patni GmbH, Patni Telecom Solutions Inc. and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses while on travel. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2009 and 2010 were $695,173 and $980,857, respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is deposited with the Company as collateral, in addition to the guarantor’s agreement.

24           Line of Credit

The Company has an overall line of credit of 610,000,000 ($13,112,639) and 610,000,000 ($13,646,532) as of December 31, 2009 and 2010, respectively, from its bankers for various requirements such as pre and post shipment loan, export bill discounting, overdrafts, working capital demand loans, financial and performance guarantees, etc. These

Notes to the Consolidated Financial Statements (Contd.)

facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the Company. These facilities can be withdrawn by the bankers on non compliance of terms and conditions mentioned in the facility letter. The Company has availed guarantee facility of $1,557,896 and $3,803,994 as of December 31, 2009 and 2010, respectively. In addition, Patni USA has a facility for issuance of letters of credit to the extent of $ 500,000 as of December 31, 2009 and 2010. No amounts were utilized under this facility.

25           Commitments and Contingencies

25.1         The Company is obligated under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $55,578,368 and $54,468,441 at December 31, 2009 and 2010, respectively.

25.2         Guarantees given by a bank on behalf of Patni amounted $1,732,404 and $3,949,304 as at December 31, 2009 and 2010, respectively and letter of credit issued by bank was $365,112 and $NIL as at December 31, 2009 and 2010, respectively.

25.3         In December 2008, the Company received a demand of approximately 459 million for the Assessment Year (A.Y.) 2003-04 including an interest demand of 259 million ($10,260,961 including an interest demand of approximately $5,786,223) and another demand in January 2009 of approximately 1,133 million for the A. Y. 2005-06 including an interest demand of approximately 423 million ($25,345,659 including an interest demand of approximately $9,452,256). These demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an further extension for stay of demand.

As per stay of demand order, till December 2010, the Company has paid sum of 66 million ($1,476,510) for the Assessment Year 2003-04 and 239 million ($5,348,365) for the A. Y. 2005-06 in respect of the matters under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately 630 million ($14,097,763 including an interest demand of approximately $4,180,089) for A.Y. 2004-05 and 262 million ($ 5,854,586 including an interest demand of approximately $ 3,129,247) for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeal) had allowed the claim in favour of the Company under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for A.Y.2006-07 for a sum of 1,262 million including an interest demand of 442 million ($28,228,802 including an interest demand approximately $9,880,384) disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for A.Y.2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associate’s Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

26           Subsequent events

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreements with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity capital of the Company at a price of 503.5 per share, subject to fulfillment of certain conditions.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Ratios as per US GAAP

	2008	2009	2010
	Consolidated	Consolidated	Consolidated
Ratios — growth
Revenues	8.4%	-8.8%	7.0%
Operating profit	-35.5%	31.4%	32.2%
PAT	-11.0%	18.1%	11.2%
Basic and Diluted EPS	-8.5%	24.5%	9.2%
Ratios — financial performance
Cost of revenues / Revenues	68.3%	64.2%	65.0%
Selling, general and administrative expenses / Revenues	18.2%	18.6%	19.1%
Operating profit / Revenues	10.7%	15.3%	19.0%
PBT / Revenues	14.8%	19.0%	21.7%
Taxation / Revenues	0.7%	0.7%	2.8%
PAT / Revenues	14.1%	18.3%	19.0%
Return on capital employed (ROCE) (PBIT / Average Capital employed)	16.3%	18.7%	21.1%
Return on average networth (RONW) (PAT / Average Networth)	16.2%	18.2%	18.4%
Ratios – Balance Sheet
Debt Equity Ratio	0.0	0.0	0.0
Debtors Turnover (days)	58	62	64
Fixed assets turnover (days)	77	82	71
Current Ratio	3.1	5.5	4.7
Cash and Cash equivalents / Total Assets	39.9%	48.7%	41.2%
Cash and Cash equivalents / Revenues	42.5%	67.0%	51.2%
Per share data
Basic and Diluted EPS ($)	0.75	0.93	1.02
Book value per share ($)	4.46	5.79	5.33
No. of Employees	14,894	13,995	17,642

Risk Management

“To sustain and grow in global market means tussle with the uncertainty and more the uncertainty, higher the risk”

The risk management function is integral to the Company and its objectives include ensuring that critical risks are identified continuously, monitored and managed effectively in order to protect the Company’s businesses.

Framework

Patni has adopted an integrated risk management framework that enables continuous identification, assessment, monitoring and management of the organization’s risks. The audit committee of the board monitors the risk management framework to provide direction to the management. The framework is designed to identify and assess risks at the operational as well as entity level. The mitigation plan is designed based on management’s response to the assessed risks. The risk framework seeks to address the following key risks.

Business Risks

Being the driver of the Company’s strategy, the top management is well acquainted with the risks inherent to the software development business and the risks emerging from its strategic decisions. Therefore, top management plays a significant role in addressing business risks. These risks can be classified as follows:

Concentration of Service Offerings

We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2008, 2009 and 2010, we derived 24.7%, 29.7% and 30.3% of our revenues, respectively from the insurance industry, 28.9%, 29.0% and 30.3% of our revenues, respectively from the manufacturing retail and distribution industry, 17.9%, 13.5% and 11.2% of our revenues, respectively from the communications, media and utilities industry, and 12.8%, 12.8% and 11.6% of our revenues, respectively from the financial services industry. The Company has demonstrated strong domain knowledge, a large scalable operation and a full services capability from multiple service lines including application development and maintenance, enterprise application systems, infrastructure management services, product engineering services and business process outsourcing. The Company endeavors to enhance its portfolio of industry segments and service offerings.

Client Concentration

A significant proportion of the Company’s revenues are derived from a limited number of customers in a few selected industries. In 2008, 2009 and 2010 our top ten clients accounted for 45.6%, 49.7% and 48.8% of our revenues, respectively. Revenues from clients in top 10 grew by 6.7% whereas outside the top 10 grew by 7.2% in 2010 as compared to 2009. The Company is making continuous efforts to obtain larger business from other customers, thereby reducing the share of business with few limited customers.

PATNI COMPUTER SYSTEMS LIMITED

Geographic Concentration

Patni primarily derives its revenues from the U.S. geography. Our U.S. based revenues grew by 8% whereas revenues from other regions grew by 2% in 2010. With slowdown in the recent trend of economic recovery in the U.S., technology spending by clients may be reduced or postponed. This may negatively impact the Company’s business by lowering the demand for its services. The Company therefore continues to focus on market expansion in Europe, Japan, Asia-Pacific including China and other regions. To achieve this, the Company has enhanced its sales teams and opened new offices in many of the mentioned regions. The following is the geography-wise break-up of revenues:

Scanning the Competitive Environment

The Company operates in a highly competitive environment. It faces competitive pressure from Indian IT services companies, multinational IT services companies, in-house IT departments, consulting firms, offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe and Latin America; and involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients. The Company has expanded its business in recent years through development, enhancement and acquisition of new service offerings and industry expertise and broadening of geographic presence. Patni strives to provide customers with superior solutions, by continuously developing technology intensive and innovative solutions.

We believe innovation should be institutionalized so as to ensure our ability to help clients meet emerging challenges. We have two groups involved in our research and development activity initiatives, the product and technology initiatives group and the delivery innovation group. We also have a business analysis group that serves as a channel between our clients and our innovation groups to provide analysis on the trends in client requirements and evolving needs.

The product and technology initiatives group is focused on applied research and development initiatives and employs emerging technologies to create new technology service offerings. The group has established systems to harness talent among our employees by providing a shared framework for idea generation. The group is responsible for identifying, evaluating and incubating new technology service offerings and later converting relevant technology offerings into centers of excellence. The current focus areas of the group include service oriented architectures and their usage in building next generation applications, mobile computing and its applications, usage of RFID technologies and legacy systems modernization.

Our delivery innovation group is focused on providing operational excellence and serving our customers in the most efficient manner. This group’s activities include developing best practices and refining our methodologies, tools and techniques used in the software engineering and project management activities, improving estimation processes and adopting new technologies for improving productivity. The delivery innovation group consists of professionals who are experts in process improvement and automation and who also act as a resource center for our nascent service lines such as our quality assurance services.

Business Models and Structure

Patni offers a wide spectrum of services in several industry and technology practices. The Company is continuously working towards enhancing the number of industry segments and service lines to manage revenue concentration and excessive dependence on any one industry practice, technology practice or service lines. All fixed price contracts are monitored closely to ensure that all contractual obligations and project deadlines are met and to mitigate the delivery risk. Patni has a dedicated enterprise risk management team that focuses on project delivery risks. It identifies the critical projects and monitors the delivery risks faced in relation to such projects. The Company faces potential risks arising out of political instability, changes in the currently favorable policies of the government towards the software sector, etc.

Accounts Receivable

The Company’s receivables position, measured in terms of days’ sales outstanding, is about 64 days. The Company primarily has Fortune 1000 customers and hence carries low credit risks. In case of non Fortune 1000 customers, the Company undertakes suitable credit assessments to secure itself from credit defaults and bad debts on account of such customers. The Company has suitably streamlined its processes to develop a more focused and aggressive receivables management system to ensure timely collections.

Existence and Adequacy of Internal Controls

The Company has a well defined internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, coupled with robust internal information systems, ensure appropriate information flow to facilitate effective monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with the above policies is monitored through regular internal audits of processes as well as underlying transactions. The Company has a Corporate Risk Management team that focuses on internal controls and internal audits, besides engaging independent audit firms as internal auditors. The Audit Committee approves Annual Internal Audit Plan and periodically reviews their reports and recommendations. Action plans are agreed with the process owners to facilitate proper implementation of the recommendations. The auditors also conduct follow up reviews to report on the efficacy of the implementation process.

Risks Emerging from Nature of Financial Operations

Foreign Exchange Fluctuations

The Company earns revenues in various currencies, with revenues in US dollars comprising the bulk, whereas a significant part of costs is in Indian Rupee. This exposes the Company to risks arising out of fluctuations in the foreign exchange rates, especially in case of USD-INR. The Company seeks to reduce effect of such risks by using hedging instruments such as currency forwards and options. The treasury team focuses on mitigating foreign exchange fluctuation risks in accordance with the Forex policy framed by the Audit Committee in this regard.

Liquidity Management

The Company’s cash reserves and liquid assets are managed through efficient treasury operations. Patni is a nearly zero-debt Company except for a small exposure towards car lease. Its investment policy is driven by the objectives of i) ensuring adequate liquidity to meet its business requirements and ii) safety of its investments. Accordingly, the investible surpluses are deployed in debt oriented investment avenues such as cash, liquid or short term debt funds, short tenure certificate of deposits etc. The company also invests in fixed maturity plans of various tenors. These investments are governed by various prudential norms in order to mitigate risk and are made in accordance with the Investment policy framed by the Audit Committee in this regard.

Legal and Regulatory Risks

Conformity with Local Laws and Regulation

The Company has transnational operations, with a global workforce. This requires it to ensure that its diverse workforce is sensitive to and compliant with local laws. The Company has processes to make the workforce aware of local employment laws and significant legal requirements pertaining to work practices.

The Company has issued ADRs in the U.S. and is listed on the New York Stock Exchange in December 2005. The company is exposed to regulatory requirements in the U.S.. The Company is suitably represented by competent legal firms at different locations where it has its operations. These firms advise the Company on various requirements.

Directors and Officers Liability

Directors’ and Officers’ (D&O) liabilities are risks arising out of their commitments, statements and decisions which may result in legal liability to any third party. The Company has appropriately and sufficiently insured itself to mitigate such risks. In addition, there are internal policies, procedures and communications that guide the officers to act with proper diligence.

Contracts

Contractual risks may arise out of non-performance of contracts or any other breach in the contracts signed by the Company with its customers or other external entities. The Company has a centralized contract management cell that reviews contracts with the Company’s customers, key suppliers, business partners and associates. Suitable insurance covers including Errors & Omission and Commercial & General Liability have also been obtained. These insurance covers protect the Company from financial risks emanating from nonperformance of contractual obligations.

Taxation

The Company has transnational operations. The Company operates in various geographies and is exposed to international tax laws including various elements of payroll taxes in such geographies. The Company is suitably represented by competent legal firms in such geographies where it has its operations. These firms advise the Company on various legal requirements. The Company takes a proactive approach and engages experts and consultants before the operations are set-up, so as to be compliant from initial stages itself.

Fixed Asset and Employee Insurance

The fixed assets and facilities of the Company are comprehensively covered under suitable insurance policies. The Company has taken mediclaim cover for employees and their dependants. The Company also covers them for personal accident, permanent disability and critical illness. In addition, the Company covers the risks associated with medical illnesses for employees traveling abroad on deputation onsite.

Intellectual Property

The Company has developed a comprehensive approach to protect itself against infringement of Intellectual Property (IP). The IP may belong to its customers, third parties or even to the Company. Processes are in place to protect the Company’s IP from misuse by third parties. At the same time, the Company has controls in place to ensure that it is not exposed to risks associated with the misuse of IP or technology products owned by third parties. In addition, the Company ensures that only licensed software is used in all its facilities. Further, the legal cell ensures that IP related issues are given due consideration while executing agreements with customers or third parties.

Conducive Environment for Employee Retention and Development

The Company operates in a sector, where human resources are the most critical resources in business. Its human resources division, the resource management team and the business units work closely with each other to ensure timely and effective recruitment to support the growing business needs of the Company. The skills and experience of employees are aligned with the job requirements on a continuous basis to ensure the most productive and efficient allocation of resources. The Company also conducts training programmes to continuously enhance technical and behavioural skills of its employees. The Company encourages functional movements to promote employee development and growth thereby helping the Company in its pursuit of employee retention and improved productivity.

The Company operates in a sector where attrition rates are high. It therefore may face the challenge of attracting and retaining professional and skilled talent to be able to continuously deliver a superior quality of service. Patni endeavours to attract and retain the best professional talent, by creating a professional work culture, by offering exciting growth opportunities and by exposing employees to new technologies through on-going training programmes. The Company also offers ESOPs to certain employees.

High Performance Organization (HPO) is an integrated initiative focusing on a spectrum of people and business processes aimed at enabling us to become a great place to work. The pivotal points of an HPO are role clarity to all; outcome oriented performance management emphasizing on meritocracy; total rewards and recognition for high performance; talent management; learning and career development based on competencies for distinct career tracks; and organisational growth leading to high employee and customer engagement.

Technology Obsolescence, Business Continuity and Disaster Recovery Planning

The Company could face challenges with its existing infrastructure such as unavailability of internet, voice and international links, power failures, network systems failures, etc. which could adversely impact the delivery of services. To overcome these challenges, each development centre is connected to the national backbone built with high speed multiple data links from multiple vendors. The national backbone is designed with state-of-the-art technologies and protocols. The Company has several links to US & UK Data Centers, using different routes provided by multiple service providers. Redundancy in air-conditioning equipment, UPS, generators, power supply, LAN & WAN equipment, links and 24x7 tracking & monitoring of IT infrastructure ensures that standby mechanisms take over immediately whenever any critical system breaks down. For mission critical systems and applications, the Company is using high end blade and cluster servers with built-in high availability and redundancy. Company has also deployed Virtualization technology to get advantage of better utilization of IT assets and efficient recovery of servers and applications. The Company’s IT infrastructure is being monitored with the help of state-of-the-art monitoring applications with automatic notification and escalation mechanism. There is also a 24x7 on-site team operating out of Global Visibility Center (GVC), which provides online support to the Company IT infrastructure. The Company has a very efficient multi-tier virus tracking and scanning system to ensure a virus free environment. The Company has deployed multi tier security mechanism to protect Company’s IT infrastructure from malicious users. Multi-tier clustered firewalls and intrusion prevention and/or detection systems are in place at all internet gateways to ensure adequate safety to all the Company’s systems and to prevent hacking.

The Company has a strong Disaster Recovery and Business Continuity Practice (DR/BCP) for all its operations. Periodic reviews are carried out to ensure that all the DR/BCP compliance requirements are met. Mock drills and audits are conducted to ensure the adequacy of the DR/BCP plans. The logical security of information systems is adequate and it is reviewed regularly since new threats occur every day. The security audit and architecture organization was strengthened with adoption of the ISO27001 standard for information security to further enhance the security processes. Once in a year company carries out independent third party assessment of Security called as Vulnerability Assessment and Penetration Testing or Ethical Hacking. Recommendations and Remediation are implemented on the basis of the impact of the vulnerability. Data backups are taken daily and stored in fireproof safes at secured alternate locations. The Company has ensured uninterrupted power supply to all its development and data centers by deploying adequate redundant power sources to take care of power outages. The Company has deployed technologies like Storage Area Network (SAN) to ensure high availability of its own data.

PATNI COMPUTER SYSTEMS LIMITED

Patni World-wide

AMERICAS

CANADA

Patni Americas, Inc.

Suite 1801, 1 Yonge St

Toronto Star Building

Toronto, Ontario M5E 1W7.

Tel: +1 416 214 7840

Fax: +1 416 369 0515

E-mail: usa@igatepatni.com

MEXICO

PCS Computer Systems Mexico, SA de CV

Av. Prolongacion Tecnologico s/n

Edificio Parque Tecnologico, 6to. Piso

Fracc. San Pablo, C.P. 76130

Querétaro, Qro., Mexico.

Tel: +52 442 290 6400

Fax: +52 442 290 6436

E-mail: mexico@igatepatni.com

U.S.A

Patni Americas, Inc.

One Broadway, 15th Floor

Cambridge, MA 02142.

Tel: +1 617 914 8000

Fax: +1 617 914 8200

E-mail: usa@igatepatni.com

Patni Americas, Inc.

11260 Chester Road, Suite # 600

Spectrum Office Tower

Cincinnati, OH 45246.

Tel: +1 513 772 2072

Fax: +1 513 772 5082

E-mail: usa@igatepatni.com

Patni Telecom Solutions, Inc. USA

1521 California Circle

Milpitas, CA 95035.

Tel: +1-408 934 4800

Fax: +1-408 935 9690

E-mail: usa@igatepatni.com

Patni Americas, Inc.

Harborside Plaza 5

Suite 2910, 29th Floor

Jersey City, NJ 07311.

Tel: +1 201 680 7600

Fax: +1 201 333 2180

E-mail: usa@igatepatni.com

Patni Americas, Inc.

1400 Opus Place, Suite 525

Downers Grove, IL 60515.

Tel: +1 630 874 1801

Fax: +1 630 271 9296

E-mail: usa@igatepatni.com

Patni Americas, Inc.

205 N. Main Street

Bloomington, IL.

Tel: +1 309 823 4000

Fax: +1 309 829 3400

E-mail: usa@igatepatni.com

Patni Americas, Inc.

16 Zane Grey

Suite 250/300

El Paso, TX 79906.

Tel: +1 915 774 7001

Fax: +1 915 774 7099

E-mail: usa@igatepatni.com

CHCS Services, Inc.

411 N. Baylen Street

Pensacola, FL 32501.

Tel: +1 888-262-0952

Fax: +1 954 888 4889

E-mail: usa@igatepatni.com

EUROPE, MIDDLE EAST, AFRICA (EMEA)

CZECH REPUBLIC

Patni Computer Systems (Czech) s.r.o.

Prague 8, Karlin

Sokolovska 84/366

Postal Code 186 00

Czech Republic.

C/o Tel: +44 20 8283 2300

C/o Fax: +44 20 8759 9501

C/o E-mail: uk@igatepatni.com

FINLAND

Patni Computer Systems Ltd.

(Finland Branch)

Annankatu 34A

00100 Helsinki, Finland.

Tel: +358 9 4730 7240

Fax: +358 9 586 5030

E-mail: finland@igatepatni.com

GERMANY

Patni Computer Systems GmbH

Excellent Business Center

Bockenheimer Landstraße 17/19

60325 Frankfurt am Main

Germany.

Tel: +49 69 710 455 231

Fax: +49 69 710 455 450

E-mail: germany@igatepatni.com

IRELAND

Patni Computer Services Ltd.

(Ireland Branch)

Fitzwilliam Hall

Fitzwilliam Place

Dublin 2, Ireland.

C/o Tel: +44 20 8283 2300

C/o Fax: +44 20 8759 9501

C/o E-mail: uk@igatepatni.com

ROMANIA

Patni Computer Systems Ltd.

(Romania Branch)

52 Splaiul Independentei

Office 21, District 5

Bucharest, Romania.

C/o Tel: +44 20 8283 2300

C/o Fax: +44 20 8759 9501

C/o E-mail: uk@igatepatni.com

SOUTH AFRICA

Patni Telecom Solutions Pvt. Ltd.

(South Africa Branch)

2 Eglin Road, Sunninghill 2157

South Africa.

Tel: +27 832128681

Fax: +27 112094505

E-mail: sa@igatepatni.com

SWEDEN

Patni Computer Systems Ltd.

(Sweden Branch)

Kungstensgatan 57

113 59 Stockholm, Sweden.

Tel: + 46 8 50 66 57 20

Fax:+ 46 8 50 66 57 29

E-mail: sweden@igatepatni.com

SWITZERLAND

Patni Computer Systems Limited

(Switzerland Branch)

Seestrasse 131, 8027 Zurich

Switzerland.

C/o Tel: +49 69 710 455 231

C/o Fax: +49 69 710 455 450

C/o E-mail: germany@igatepatni.com

THE NETHERLANDS

Patni Computer Systems Ltd.

(Netherlands Branch)

Joop Geesinkweg 901-999

1096 AZ Amsterdam

The Netherlands.

Tel: +31 20 5616063

Fax: +31 20 5616666

E-mail: nl@igatepatni.com

TURKEY

Patni Computer Systems Limited

(Turkey Branch)

İnöünü Mahallesi

Üftade Sk. No: +11/B Elmadağ

Istanbul, Turkey.

C/o Tel: +44 20 8283 2300

C/o Fax: +44 20 8759 9501

C/o E-mail: uk@igatepatni.com

UAE

Patni Telecom Solutions Pvt. Ltd.

(Dubai Branch)

Office No. 232, 2nd Floor

KML Business Centre

Al Qouz, Dubai

UAE.

PO Box – 124097.

Tel: +971 4 3307647

Fax: +971 4 3306570

E-mail: dubai@igatepatni.com

UNITED KINGDOM

Patni Computer Systems (UK) Ltd.

The Patni Building

264-270, Bath Road

Heathrow UB3 5JJ

United Kingdom.

Tel: +44 20 8283 2300

Fax: +44 20 8759 9501

E-mail: uk@igatepatni.com

SAARC

INDIA

Patni Computer Systems Ltd.

Ackruti, MIDC Cross Road No 21

Andheri (E),

Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

E-mail: mumbai@igatepatni.com

Patni Computer Systems Ltd.

55, SDF II, SEEPZ

Andheri (E),

Mumbai 400 096

India.

Tel: +91 22 2829 1454

Fax: +91 22 2829 1575

E-mail: mumbai@igatepatni.com

Patni Computer Systems Ltd.

Building No. 305, Sector No. II

Millennium Business Park, Mahape

Navi Mumbai 400 710

India.

Tel: +91 22 2778 3600

Fax: +91 22 2778 1086

E-mail: mumbai@igatepatni.com

Patni Computer Systems Ltd.

Patni Knowledge Park

IT 1 / IT 2, TTC Industrial Area

Thane-Belapur Road, Airoli

Navi Mumbai 400 708

India.

Tel:+ 91 22 3917 5000

Fax: +91 22 3917 5002

E-mail: airoli@igatepatni.com

Patni Computer Systems Ltd.

Unit 5-8, Electronic Sadan III

MIDC Bhosari

Pune 411 026

India.

Tel: +91 20 2710 5000

Fax: +91 20 2712 1882

E-mail: pune@igatepatni.com

Patni Computer Systems Ltd.

Level 0,1,2,5 & 6 Tower III

Cyber City, Magarpatta City Hadapsar

Pune 411 013

India.

Tel.: +91 20 3984 2000

Fax: +91 20 3984 2082

E-mail: pune@igatepatni.com

Patni Computer Systems Ltd.

Patni Knowledge Center

139, 140, A Block

Noida Special Economic Zone (NSEZ)

Noida, 201305

India.

Tel: +91 120 332 6000

Fax: +91 120 332 6200

E-mail: noida@igatepatni.com

Patni Computer Systems Ltd.

Patni Knowledge Center

142 E&F, B Block

Noida Special Economic Zone (NSEZ)

Noida, 201305

India.

Tel: +91 120 332 6000.

Fax: +91 120 332 4799

E-mail: noida@igatepatni.com

Patni Computer Systems Ltd.

A-78/9, GIDC Electronics Estate

Sector 25, Gandhinagar 382 016

Gujarat, India.

Tel: +91 79 2328 7000

Fax: +91 79 2328 7007

E-mail: gnr@igatepatni.com

Patni Computer Systems Ltd.

A-202, Bldg #1,

Mindspace SEZ, Koba,

Gandhinagar 382 009

Gujarat, India.

Tel: +91 79 4040 0600

Fax: +91 79 2328 7007

E-mail: gnr@igatepatni.com

Patni Computer Systems Ltd.

Sipcot IT Park

Old Mahabalipuram Road

Siruseri, Chennai 603 103

India.

Tel: +91 44 4744 4444

Fax: +91 44 4744 4445

E-mail: chennai@igatepatni.com

Patni Computer Systems Ltd.

Unit II B - 43, Velankani Complex

Electronics City Phase 1

Hosur Road

Bengaluru 560 100

India.

Tel: +91 80 4190 2100

+91 80 3910 2100

Fax: +91 80 2852 7150

E-mail: bangalore@igatepatni.com

Patni Telecom Solutions Pvt. Ltd.

Maximus Towers ‘2B’, III & IV Floors

Raheja Mindspace IT Park

Software Units Layout

Madhapur, Hyderabad 500 081

India.

Tel: +91 40 3071 5000

Fax: +91 40 3071 5001

E-mail: hyd@igatepatni.com

Patni Computer Systems Ltd.

5Q4-A1 & A2, Cyber Towers

Hitec City, Madhapur

Hyderabad 500 081

India.

Tel: +91 40 4488 6000

Fax: +91 40 4488 6002

E-mail: hyd@igatepatni.com

ASIA-PACIFIC (APAC)

AUSTRALIA

Patni Computer Systems Ltd.

(Australia Branch)

Suite 202, 54 Miller Street

North Sydney, NSW 2060

Australia.

Tel: +61 2 8920 1122

Fax: +61 2 8920 1622

E-mail: australia@igatepatni.com

CHINA

Patni Computer Systems (Suzhou) Ltd.

Building No.3, Suzhou Software &

Technology Park

No.2 Keling Road

SND Suzhou – 215163 China.

Tel: +86 (512) 6661 6666

Fax: +86 (512) 6661 6668

E-mail: china@igatepatni.com

JAPAN

Patni Computer Systems Japan Inc.

Kudan Center Building 1F

4-1-7, Kudan-Kita, Chiyoda-ku

Tokyo 102-0073, Japan.

Tel: +81 3 3222 8031

Fax: +81 3 3222 8030

E-mail: japan@igatepatni.com

Patni Computer Systems Ltd.

(Japan Branch)

Kudan Center Building 1F

4-1-7, Kudan-Kita, Chiyoda-ku

Tokyo 102-0073, Japan.

Tel: +81 3 3222 8031

Fax: +81 3 3222 8030

E-mail: japan@igatepatni.com

SINGAPORE

Patni (Singapore) Pte Ltd

61 Robinson Road

#16-02 Robinson Centre

Singapore 068893.

Tel: +65 6602 6600

Fax: +65 6602 6610

E-mail: singapore@igatepatni.com

Patni (Singapore) Pte Ltd

438B Alexandra Road

Unit #01-02 Alexandra Techno Park

Singapore 119968.

Tel: +65 6602 6600

Fax: +65 6602 6610

E-mail: singapore@igatepatni.com

Corporate Information

Board of Directors

Mr. Jai S Pathak, Chairman (Independent Director)

Mr. Phaneesh Murthy, Chief Executive Officer & Managing Director

Mr. Göran Lindahl, Non-Executive Director

Mr. Shashank Singh, Non-Executive Director

Mr. Arun Duggal, Independent Director

Mr. Vimal Bhandari, Independent Director

Company Secretary

Mr. Arun Kanakal

Bankers

Standard Chartered Bank

90 M G Road, Fort

Mumbai 400 001

India.

Investor Relations Office

Ackruti Softech Park

MIDC Cross Road No. 21

Andheri (E) Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

e-mail: investors.redressal@igatepatni.com

Registrars and Transfer Agents

Karvy Computershare Private Limited

Plot No. 17-24

Vittal Rao Nagar, Madhapur

Hyderabad 500 081

India.

Tel: +91 40 2342 0815–820

Fax: +91 40 2342 0814

e-mail: igkcpl@karvy.com

Auditors to the Company

B S R & Co.*

Lodha Excelus

1st Floor, Apollo Mills Compund

N.M Joshi Marg, Mahalaxmi

Mumbai 400 011

Tel: +91 22 3989 6000

Fax: +91 22 3090 1550

Registered Office

S-1A, F-1, Irani Market Compound

Yerawada, Pune 411 006

India.

Tel: +91 20 2661 3457

Fax: +91 20 2661 3457

Corporate Office

Ackruti Softech Park

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

* B S R & Co., the present auditors of the Company have expressed their unwillingness to be re-appointed as the auditors of the Company. They will hold office only until the conclusion of the ensuing Annual General Meeting. It is proposed to appoint S.R. Batliboi & Associates as statutory auditors of the Company at the ensuing Annual General Meeting of the Company.

Notes

Notes

www.igatepatni.com

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune 411 006.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty-third Annual General Meeting of the Members of Patni Computer Systems Limited will be held at Hotel Westin Pune, 36/3B Koregaon Park Annexe, Mundhwa Road, Pune 411 001, on Wednesday, 29 June 2011, at 11:30 a.m. to transact the following business:

Ordinary Business:

1.                                       To receive, consider and adopt the audited Balance Sheet as at 31 December 2010 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.                                       To appoint a director in place of Mr. Arun Duggal, who retires by rotation and being eligible, offers himself for re- appointment.

3.                                       To appoint a director in place of Mr. Vimal Bhandari, who retires by rotation and being eligible, offers himself for re- appointment.

4.                                       To appoint M/s. S. R. Batliboi & Associates, Chartered Accountants, as Auditors of the Company, in place of retiring auditor M/s. B S R & Co., Chartered Accountants, who have expressed their unwillingness to be re-appointed, to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration.

Special Business:

5.                                      Appointment of Branch Auditors

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of sub-section 3 of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorised to re-appoint M/s. Revideco AB, Authorised Public Accountants, as Sweden Branch Auditors to hold office from the conclusion of this Meeting to the conclusion of the next Annual General Meeting and to fix their remuneration for auditing the accounts of the Company’s branch office at Sweden for the year ended 31 December 2011.”

6.                                      Appointment of Mr. Phaneesh Murthy as a Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

“RESOLVED THAT Mr. Phaneesh Murthy who had been appointed as an Additional Director of the Company with effect from 8 February 2011 and who, in terms of Section 260 of the Companies Act, 1956, holds office upto the date of this Annual General Meeting and in respect of whom the Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, not liable to retire by rotation.”

7.                                      Appointment of Mr. Phaneesh Murthy as a Managing Director with the designation of ‘Chief Executive Officer and Managing Director’ of the Company

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, 310, 311, Schedule XIII and applicable provisions, if any, of the Companies Act, 1956, and subject to other approvals as may be required including the approval of Central Government, the Members of the Company hereby accord their approval for the appointment of Mr. Phaneesh Murthy as

1

a Managing Director with the designation of ‘Chief Executive Officer and Managing Director’ w.e.f. 12 May 2011 for the period of five years on the terms and conditions as set out in the Explanatory Statement annexed to this notice.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to take all such actions as may be required to give effect to this resolution.”

8.                                      Appointment of Mr. Shashank Singh as a Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

“RESOLVED THAT Mr. Shashank Singh who had been appointed as an Additional Director of the Company with effect from 8 February 2011 and who, in terms of Section 260 of the Companies Act, 1956, holds office upto the date of this Annual General Meeting and in respect of whom the Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.”

9.                                      Appointment of Mr. Jai S Pathak as a Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

“RESOLVED THAT Mr. Jai S Pathak who had been appointed as an Additional Director of the Company with effect from 12 May 2011 and who, in terms of Section 260 of the Companies Act, 1956, holds office upto the date of this Annual General Meeting and in respect of whom the Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.”

10.                               Appointment of Mr. Göran Lindahl as a Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

“RESOLVED THAT Mr. Göran Lindahl who had been appointed as an Additional Director of the Company with effect from 12 May 2011 and who, in terms of Section 260 of the Companies Act, 1956, holds office upto the date of this Annual General Meeting and in respect of whom the Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.”

11.                               Adoption of new set of Articles of Association of the Company

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the Company be and are hereby altered as under:

The existing Article Nos. 1 to 58 (both inclusive) and Schedule I, be and are hereby deleted and are hereby substituted by adopting new Article Nos. 1 to 185 (both inclusive) as under:

CONSTITUTION

Table A not to apply but Company to be governed by these articles

1.                                       No regulations contained in Table A, in the first Schedule to the Companies Act, 1956, shall apply to this Company, but the regulations for the management of this Company and for the observance of the members thereof and their representatives, shall, subject to any exercise of the statutory powers of the Company with reference to the repeal or alteration of, or addition to, its regulations by special resolution, as prescribed by the Companies Act, 1956, be such as are contained in these Articles.

INTERPRETATION

Interpretation Clause

2.                                       In the Interpretation of these Articles, unless repugnant to the subject or context:-

“The Act” and “The said Act”

“The Act” or “The said Act” and reference to any section or provision thereof respectively means and includes the Companies Act, 1956 (1 of 1956) and any statutory modification or re-enactment thereof for the time being in force and reference to the section or provisions of the said Act or such statutory modification.

2

“ADR Facility”

“ADR Facility” means an ADR Facility with the Depository Bank established by the Company to hold the Equity Shares of any other Shareholders, as established pursuant to the Deposit Agreement and subsequently as amended or repealed from time to time.

“ADRs”

“ADRs” means American Depositary Receipts representing ADSs.

“ADSs”

“ADSs” means American Depositary Shares, each of which represents a certain number of Equity Shares.

“Annual General Meeting”

“Annual General Meeting” means a General Meeting of the Members held in accordance with the provisions of Section 166 of the Act or any adjournment thereof.

“The Articles”

“The Articles” means these Articles of Association as adopted or as from time to time altered in accordance with the provisions of Section 31 of the Act.

“Auditors”

“Auditors” means and includes those persons appointed as such for the time being by the Company.

“Beneficial Owner”

“Beneficial Owner” shall mean beneficial owner as defined in Clause (a) of sub-Section (1) of Section 2 of the Depositories Act, 1996. “Depositories Act, 1996” shall include any statutory modification or re-enactment thereof and “Depository” shall mean a Depository as defined under Clause (e) of sub-Section (1) of Section 2 of the Depositories Act, 1996.

“Board”

“Board” or “Board of Directors”, in relation to a Company means the Board of Directors of the Company.

“Capital” or “Share Capital”

“Capital” or “Share Capital” means the Share Capital for the time being raised or authorised to be raised for the purpose of the Company.

“The Company” or “This Company”

“The Company” or “This Company” means PATNI COMPUTER SYSTEMS LIMITED or such other name, changed in accordance with law.

“Debentures”

“Debentures” shall include debenture stock, bonds and any other securities of the Company, whether constituting a charge on the assets of the Company or not.

“Depositories Act, 1996”

“Depositories Act, 1996” shall mean the Depositories Act, 1996 and shall include any statutory modification or re-enactment thereof.

“Depository”

“Depository” shall mean a Depository as defined under Clause (e) of sub-Section (i) of Section 2 of the Depositories Act, 1996.

“Deposit Agreement”

“Deposit Agreement” means the agreement between the Company and the Depositary Bank in relation to the establishment of the ADR Facility dated 15th July, 2002.

“Depositary Bank”

“Depositary Bank” means The Bank of New York and its domestic custodian bank or such other depositary bank and its domestic custodian bank as nominated from time to time for the purposes of the ADR Facility and provided such other depositary bank and its domestic custodian bank is reasonably acceptable to the Board of the Company.

“Directors”

“Directors” means the Director for the time being of the Company or as the case may be the Directors assembled at a Board meeting.

“Dividend”

“Dividend” includes bonus.

“Equity Shares” or “Shares”

“Equity Shares” or “Shares” means the Shares into which the Capital of the Company is divided and interests corresponding to such Shares including with respect to each Shareholder and Member all Equity Shares (including those held in an ADR Facility or represented by ADRs held by any such Shareholder and Member) and any other Equity Share Equivalents whether now owned or hereafter acquired and owned thereby.

“Equity Shares Equivalents”

“Equity Shares Equivalents” means any Debentures, Preference Shares, options (including options to be approved by the Board (whether or not issued) pursuant to an employees’ stock option scheme) or warrants or other securities or rights which are by their terms convertible, exchangeable or exercisable into Equity Shares of the Company’s issued Share Capital.

3

“Extraordinary General Meeting”

“Extraordinary General Meeting” means an Extraordinary General Meeting of the Members duly called and constituted in accordance with Section 169 of the Act and any adjourned holding thereof.

“Genders”

Words imparting the masculine gender also include the feminine gender.

“In writing”

“In writing” and “written” include printing or lithography or any other modes of representing or reproducing words in visible form.

“Meeting” or “General Meeting”

“Meeting” or “General Meeting” means a Meeting of Members.

 ”Month”

“Month” means calendar month.

“Office”

“Office” means the Registered Office for the time being of the Company.

“Paid up”

“Paid up” includes credited as paid-up.

“Persons”

“Persons” includes corporations as well as individuals.

“The Registrar”

“The Registrar” means the Registrar of Companies of the state in which the Office of the Company is for the time being situated.

“Seal”

“Seal” means the common seal for the time being of the Company.

“Shareholder” or “Member”

“Shareholder” or “Member” means the duly registered holder of the Shares from time to time and includes the subscribers to the Memorandum of Association of the Company and the Beneficial Owner(s) as defined herein.

“Singular Number”

Words importing the singular number include, where the context admits or requires, the plural number and vice versa.

“Year” and “Financial Year”

“Year” means the calendar year and “Financial Year” shall have the meaning assigned thereto by Section 2(17) of the Act.

“These Presents”

“These Presents” means these articles as modified from time to time.

3.                                       Unless the context otherwise requires, words and expressions contained in the Articles shall bear the same meaning as in the Act.

4.                                       The marginal notes used in these Articles shall not affect the construction hereof. Save as aforesaid, any words or expressions defined in the Act, shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

CAPITAL AND INCREASE AND REDUCTION OF CAPITAL

5.                                       The Authorized Share Capital of the Company is  50,00,00,000 (Rupees Fifty crore only) divided into 25,00,00,000 (Twenty five crore) Equity Shares of  2 each (Rupees Two only) with powers to increase or reduce the same in accordance with the provisions of the Companies Act, 1956.

The Company shall be entitled to dematerialize its existing Shares, rematerialize its Shares held in the Depositories and/or to offer its fresh Shares in a dematerialized form pursuant to the Depositories Act, 1996 and the rules framed thereunder, if any.

Increase of Capital of the Company and how carried into effect

6.

The Company, in its General Meeting, may, from time to time, increase its Capital by the creation of new Shares, such increase to be of such aggregate amount and to be divided into Shares of such amounts as the resolution shall prescribe. Subject to the provisions of the Act, any Shares of the original or increased Capital shall be issued upon such terms and conditions and with such rights and privileges annexed thereto, as the General Meeting resolving upon the creation thereof shall prescribe and if no direction be given, as the Directors shall determine and in particular, such Shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a right of voting at General Meetings of the Company, in conformity with Sections 87 and 88 of the Act. Whenever the Capital of the Company has been increased under the provisions of these Articles, the Directors shall comply with the provisions of Section 97 of the Act.

ADRs

7.

Subject to requirements of Indian law, any Member may, at any time and from time to time, elect to deposit any existing issued Equity Shares held by such Member in the ADR Facility in return for the issuance of ADRs to that such Member

4

and the Company shall procure such arrangement at the request of such Member; provided that such Member first enter into an undertaking with the Company and the other Shareholders and is otherwise subject to all restrictions in these Articles as if it held the Equity Shares so deposited directly, save and except that the Depository Bank will exercise the voting rights relating to such Equity Shares of such Members in accordance with the directions of such Members.

Allotment otherwise than for cash

8.                                       Subject to the provisions of the Act and these Articles, the Directors may allot and issue Shares in the Capital of the Company as payment or part-payment for any property or assets of any kind whatsoever, sold or to be sold or transferred or to be transferred or for goods or machinery supplied or to be supplied or for services rendered or to be rendered or for technical assistance or know-how made or to be made available to the Company or the conduct of its business and Shares which may be so allotted may be issued as fully or partly paid-up otherwise than in cash and if so issued, shall be deemed to be fully or partly paid as the case may be.

Additional Capital to form part of existing Capital

9.                                       Except so far as otherwise provided by the conditions of issue or by these presents, any Capital raised by the creation of new Shares, shall be considered as part of the existing Capital, and shall be subject to the provisions herein contained, with reference to the payment of calls and installments, forfeiture, lien, surrender, transfer and transmission, voting and otherwise.

Redeemable Preference Shares

10.                                 Subject to the provisions of Section 80 of the Act, the Company shall have the power to issue preferential shares which are or at the option of the Company are to be liable to be redeemed and the resolution authorising such issue shall prescribe the manner, terms and conditions of redemption.

Reduction of Capital

11.                                 The Company may (subject to the provisions of Sections 78, 80, 100 to 105 inclusive, of the Act), from time to time, by special resolution, reduce its Capital and any Capital Redemption Reserve Account or Share Premium Account in any manner for the time being authorised by law, and in particular, Capital may be paid off on the footing that it may be called up again or otherwise. This Article is not to derogate from any power the Company would have if it were omitted.

Variation of Rights

12.                                 If at any time the Share Capital is divided into different classes of Shares, all or any of the rights and privileges attached to the Shares of any class may, subject to the provisions of Sections 106 and 107 be varied, commuted, affected, dealt with or abrogated with the consent in writing of the holders of not less than three-fourths of the issued Shares of that class or with the sanction of a special resolution at a separate Meeting of the holders of the issued Shares of that class.

Issue of further pari passu Shares not to affect the right of Shares already issued

13.                                 The rights conferred upon the holders of the Shares of any class issued with preferred or any other rights shall not, unless, otherwise expressly provided by the terms of issue of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Power of Company to purchase its own shares

14.                                 Pursuant to a Resolution of the Board of Directors, the Company may purchase its own Shares by way of buy-back arrangement, in accordance with Section 77A of the Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998.

Sub-division and consolidation of Shares

15.                                 Subject to the provisions of Section 94 of the Act, the Company in its General Meeting may, from time to time, sub divide or consolidate its Shares, or any of them, and the resolution whereby any Share is sub-divided, may determine that, as between the holders of the Shares resulting from such sub-division, one or more of such Shares shall have some preference or special advantage as regards dividend, Capital or otherwise over or as compared with the other or others. Subject as aforesaid, the Company in General Meeting may also cancel Shares which have not been taken or agreed to be taken by any person and diminish the amount of its Share Capital by the amount of Shares so cancelled. The cancellation of Shares in pursuance of this Article shall not be deemed to be a reduction of the Share Capital.

16.                                 The Directors are hereby authorised to issue Equity Shares or Debentures (whether or not convertible into Equity Shares) for offer and allotment to such of the officers, employees and workers of the Company as the Directors may select or the trustees of such trust as may be set up for the benefit of the officers; employees and workers in accordance with the terms and conditions of such scheme, plan or proposal as the Directors may formulate. Subject to the consent of the stock exchanges and of the Securities Exchange Board of India, the Directors may impose the condition that the Shares in or debentures of the Company so allotted shall not be transferable for a specified period.

SHARES AND CERTIFICATES

Shares to be numbered progressively and no Shares to be sub-divided

17.                                 The Shares in the Capital shall be numbered progressively according to their several denominations and except in the manner hereinbefore mentioned no Share shall be sub-divided. Every forfeited or surrendered Share shall continue to bear the number by which the same was originally distinguished.

5

Shares at the disposal of the Directors

18.           Subject to the provisions of these Articles and the Act, the Shares in the Capital of the Company for the time being (including any Shares forming part of any increased Capital of the Company) shall be under the control of the Directors who may issue, allot or otherwise dispose of the same or any one of them to such persons in such proportion and on such terms and conditions and either at a premium or at par or (subject to compliance with the provisions of the Act) at a discount and at such times as they may from time to time think fit and proper and with the sanction of the Company in General Meeting to give to any person the option to call for or allotted Shares of any class of the Company either at par or at premium or subject as aforesaid at a discount during such time and for such consideration and such option being exercisable at such times as the Directors think fit; and any Shares which may be so allotted may be issued as fully paid-up Shares and if so issued shall be deemed to be fully paid-up Shares. The Board shall cause to be filed the returns as to allotment provided for in Section 75 of the Act. Provided that the option or right to call of Shares shall not be given to any person except with the sanction of the Company in the General Meeting.

Acceptance of Shares

19.           Any application signed by, or on behalf of, an applicant for Shares in the Company followed by an allotment of any Shares therein, shall be an acceptance of Shares within the meaning of these Articles; and every person who thus or otherwise accepts any Shares and whose name is entered in its Register of Members shall, for the purpose of these Articles, be a member of the Company.

Deposit and call, etc. to be a debt payable immediately

20.           The money (if any) which the Directors shall, on the allotment of any Shares being made by them, require or direct to be paid by way of deposits, call or otherwise, in respect of any Shares allotted by them, shall, immediately on the inscription of the name of the allottee in the Register of Members as the holder of such Shares, become a debt due to and recoverable by the Company from the allottee thereof and shall be paid by him accordingly.

Liability of Members

21.           Every member, or his heirs, executors, administrators or other representatives, shall pay to the Company the portion of the Capital represented by his Share or Shares, which may, for the time being, remain unpaid thereon, in such amounts, at such time or times, and in such manner as the Directors shall, from time to time, in accordance with the Company’s Regulations require or fix for the payment thereof.

Share Certificate

22.         1)             The Share certificates shall be issued in market lots and where Share certificates are issued in either more or less than market lots, sub-division or consolidation of Share certificates into market lots shall be done free of charge.

2)             Any two or more joint allottees of a Share shall, for the purposes of this Article, be treated as a single Member and the certificate of any Share which may be the subject of joint ownership may be delivered to any one of such joint owners on behalf of all of them. For any further certificate, the Board shall be entitled but shall not be bound to prescribe a charge not exceeding  1 (Rupee One). The Company shall comply with the provisions of Section 113 of the Act.

3)             Directors may sign a Share certificate by affixing their signature thereon by means of any machine, equipment or other mechanical means, such as engraving in metal or lithography, but not by means of a rubber stamp, provided that the Director shall be responsible for the safe custody of such machine, equipment or other material used for the purpose.

Renewal of Share certificate

23.         (a)             No fee shall be charged for issue of new Share certificates in replacement of those which are old, decrepit, worn-out or where the cages on the reverse of the Share certificates for recording transfers have been fully utilised.

(b)           When a new Share certificate has been issued in pursuance of Clause (a) of this Article, it shall state on the face of it and against the stub or counterfoil to the effect that it is “Issued in lieu of Share Certificate No               sub-divided/replaced/on consolidation of Shares”.

(c)           If a Share certificate is lost or destroyed, a new certificate in lieu thereof shall be issued only with the prior consent of the Board and on payment of such fee, not exceeding  2 (Rupees Two) as the Board may, from time to time, fix and on such terms, if any, as to evidence and indemnity as to payment of such out-of-pocket expenses incurred by the Company in investigating evidence, as the Board thinks fit.

(d)           When a new Share certificate has been issued in pursuance of Clause (c) of this Article, it shall state on the face of it and against the stub or counterfoil to the effect that it is “a duplicate issued in lieu of Share Certificate No         ”. The word “duplicate” shall be stamped or punched in bold letters across the face of the Share certificate.

(e)           Where a new Share certificate has been issued in pursuance of Clause (a) or Clause (c) of this Article, particulars of every such Share certificate shall be entered in a Register of Renewed and Duplicate Certificates indicating against the name or names of the person or persons to whom the Certificate is issued the number and date of issue of the Share certificate in lieu of which the new certificate is issued, and the necessary changes indicated in Register of Members by suitable cross reference in the “Remarks” column.

(f)            All blank forms to be used for issue of Share certificates shall be printed and the printing shall be done only on the authority or a resolution of the Board. The blank forms shall be consecutively machine numbered and the forms and blocks, engravings, facsimiles and hues relating to the printing of such forms shall be kept in the custody of

6

the Secretary or such other person as the Board may appoint for the purposes; and the Secretary or the other person aforesaid shall be responsible for rendering an account of these forms to the Board.

(g)           The Managing Director of the Company for the time being or, if the Company has no Managing Director, every Director of the Company shall be responsible for the maintenance, preservation and safe custody of all books and documents relating to the issue of Share certificates except the blank forms of Share certificates referred to in sub-clause (f).

(h)           All books referred to in sub-clause (g) shall be preserved in good order permanently.

24.           The Shares in the Capital shall be numbered progressively according to their several denominations, provided however, that the provisions relating to progressive numbering shall not apply to the Shares of the Company which are dematerialized or may be dematerialized in future or issued in future in dematerialized form. Except in the manner hereinbefore mentioned, no Share shall be sub-divided. Every forfeited or surrendered Share held in material form shall continue to bear the number by which the same was originally distinguished.

Delivery of Share/Debenture Certificates

25.           The Company shall within three months after the allotment of any of its Shares or debentures or debenture-stock and within one month after the application for the registration of the transfer of any such Shares or debentures or debenture-stock, complete and have ready for delivery the certificates of all Shares, debentures or debenture-stock allotted or transferred unless the conditions of issue of Shares or debentures or debenture-stock otherwise provided. The expression “transfer” for the purpose of this Article means, a transfer duly stamped and otherwise valid and does not include any transfer which the Company is for any reason entitled to refuse to register and does not register.

Liability of Joint Holders

26.           If any Share stands out in the names of two or more persons, all the joint holders of the Share shall be severally as well as jointly liable for the payment of all deposits, installments, and calls due in respect of such Shares, and for all incidents thereof according to the Company’s Regulations, but the person first named in the Register shall, as regards receipt of dividend or bonus or service of notice, and all or any other matters connected with the Company, except voting at Meetings and the transfer of the Shares, and any other matter by the said Act or herein otherwise provided, be deemed the sole holder thereof.

Registered holder only the owner of the Shares

27.           Except as ordered by a Court of competent jurisdiction or by law required, the Company shall be entitled to treat the person whose name appears on the Register of Members as the holder of any Share or whose name appears as the beneficial owner of Shares in the records of the Depository, as the absolute owner thereof and accordingly, shall not be bound to recognize any benami, trust or equity or equitable, contingent or other claim to or interest in such Share on the part of any other person whether or not he shall have express or implied notice thereof. The Board shall be entitled at their discretion to register any Shares in the joint names of any two or more persons or the survivor or survivors of them.

Share Certificate for joint members

28.           The Company shall not be bound to register more than 3 (three) persons as the joint holders of any Share except in the case of executors or trustees of a deceased member and in respect of a Share held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a Share to any one of the several joint holders shall be sufficient delivery to all such holders.

Fractional Certificates

29.           The Company may issue such fractional coupons as the Board may approve in respect of any of the Shares of the Company on such terms as the Board thinks fit as to the period within which the fractional coupons are to be converted into Share certificates.

Underwriting and Brokerage - Commission may be paid

30.           Subject to the provisions of Section 76 of the Act, the Company may at any time pay a commission to any person, in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) any Shares or debentures of the Company, or procuring, or agreeing to procure subscriptions (whether absolute or conditional) for any Shares or debentures in the Company; but so that the commission shall not exceed in case of Shares, 5 (five) percent of the price at which the Shares are issued and in case of debentures, 2.5 (two and a half) percent of the price at which the debentures are issued.

Brokerage

31.           The Company may pay a reasonable sum for brokerage.

Interest out of Capital - Interest may be paid out of Capital

32.           Where any Shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any land, which cannot be made profitable for a lengthy period, the Company may pay interest on so much of that Share Capital as is for the time being Paid Up for the period, at the rate and subject to the conditions and restrictions provided by Section 208 of the Act and may charge the same to Capital as part of the cost of construction of the works or buildings or provision of plant.

7

CALLS

Directors may make calls

33.           The Board may, from time to time, subject to the terms on which any Shares may have been issued and subject to the conditions of allotment, by a resolution passed at a Meeting of the Board (and not by circular resolution) make such calls as it thinks fit upon the Members in respect of all monies unpaid on the Shares held by them respectively and each member shall pay the amount of every call so made on him to the person or persons and at the time and place appointed by the Board. A call may be made payable by installments.

Notice of calls

34.           The Company shall give 30 (thirty) days’ notice in writing of any call specifying the time and place of payment, and the person or persons to whom such calls shall be made.

Calls to date from resolution

35.           A call shall be deemed to have been made at the time when the resolution authorising such call was passed at a Meeting of the Board.

Call may be revoked

36.           A call may be revoked or postponed at the discretion of the Board.

Liability of Joint Holders

37.           A jointholder of a Share shall be jointly and severally liable to pay all calls in respect thereof.

Directors may extend time

38.           The Board may, from time to time, at its discretion, extend the time fixed for payment of any call and may extend such time as to all or any of the members who reside at a distance or for any other cause, the Board may deem fairly entitled to such extension; but no Member shall be entitled to such extension save as a matter of grace and favour.

Overdue calls to carry interest

39.           If any member fails to pay any call due from him on the day appointed for payment thereof, or any such extension thereof as aforesaid, he shall be liable to pay interest on the same from the day appointed for the payment thereof to the time of actual payment at such rate as shall from time to time be fixed by the Board but nothing in this Article shall render it obligatory for the Board to demand or recover any interest from any such member and the Board shall be at liberty to waive payment of such interest either wholly or in part.

Sums deemed to be calls

40.           Any sum, which by the terms of issue of a Share become payable on allotment or at any fixed date, whether on account of the nominal value of the Share or by way of premium shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue of the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Part payment on account of call etc. not to preclude forfeiture

41.           Neither a judgment nor a decree in favour of the Company for calls or other moneys due in respect of any Shares nor any part payment or satisfaction thereunder nor the receipt by the Company of a portion of any money which shall, from time to time, be due from any member to the Company in respect of his Shares, either by way of principal or interest, nor any indulgence granted by the Company in respect of payment of any such money, shall preclude the Company from thereafter forfeiting the Shares of a member for non-recovery of any moneys claimed to be due to the Company for any call or other sum in respect of such member’s Shares.

Proof on trial or suit for money on Shares

42.           On the trial or hearing of any action or suit brought by the Company against any member or his legal representative to recover any moneys claimed to be due to the Company for any call or other sum in respect of his Shares, it shall be sufficient to prove:

a)             that the name of the Member, in respect of whose Shares the money is ought to be recovered, appears entered in the Register of Members as the holder or one of the holders, at or subsequent to the date at which the money sought to be recovered is alleged to have become due, on the said Shares;

b)            that the resolution making the call is duly recorded in the minute books; and

c)             that notice of such call was duly given to the Member or his legal representatives issued in pursuance of these Articles; and that it shall not be necessary to prove the appointment of the Directors who made such call, nor that a quorum of Directors was present at the Board at which such call was made, nor that the Meeting at which such call was made was duly convened or constituted nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt and the same shall be recovered by the Company against the Member or his representative from whom it is ought to be recovered, unless it shall be proved, on behalf of such Member or his representatives against the Company that the name of such Member was improperly inserted in the Register or that the money sought to be recovered has actually been paid.

Payment of unpaid Share Capital in advance

43.         a)             The Board may, if it thinks fit, subject to the provisions of the Act, agree to and receive from any Member willing to advance the same, either in money or moneys worth the whole or any part of the amount remaining unpaid on

8

the Shares held by him beyond the sum actually called up and upon the moneys so paid or satisfied in advance, or so much thereof, as from time to time and at any time thereafter exceeds the amount of the calls then made upon and due in respect of the Shares on account of which such advances have been made, the Board may pay or allow interest at such rate as the Member paying such advance and the Board agree upon; provided always that if at any time after the payment of any such money, the rate of interest so agreed to be paid to any such Member appears to the Board to be excessive, it shall be lawful for the Board from time to time to repay to such Member so much of such money as shall then exceed the amount of the calls made upon such Shares, unless there be an express agreement to the contrary; and after such repayment such member shall be liable to pay, and such Shares shall be charged with the payment of all future calls as if no such advance had been made; provided also that if at any time after the payment of any money so paid in advance, the Company shall go into liquidation, either voluntary or otherwise, before the full amount of the money so advanced shall have become due by the members to the Company, on installments or calls, or in any other manner, the maker of such advance shall be entitled (as between himself and the other Members) to receive back from the Company the full balance of such moneys rightly due to him by the Company in priority to any payment to members on account of Capital.

b)            No Member paying any such sum in advance shall be entitled to any voting rights, dividend or right to participate in profits in respect of money so advanced by him until the same would but for such payment become presently payable.

FORFEITURE AND SURRENDER OF AND LIEN ON SHARES

If money payable on Share not paid, notice to be given to Members

44.           If any Member fails to pay any call or installment of call on or before the day appointed for the payment of the same or any such extension thereof as aforesaid, the Board may, at any time thereafter, during such time as the call or installment remains unpaid, give notice to him requiring him to pay the same together with any interest that may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

Terms of notice

45.           The notice shall name a day (not being earlier than the expiry of 14 (fourteen days) from the date of service of notice) and a place or places on and at which such call or installment and such interest thereon at such rate as the Directors shall determine from the day on which such call or installment ought to have been paid and expenses as aforesaid are to be paid. The notice shall also state that, in the event of the non-payment at or before the time and the place appointed, the Share in respect of which the call was made or installment is payable will be liable to be forfeited.

In default of payment, Shares may be forfeited

46.           If the requirements of any such notice as aforesaid are not complied with, every or any Share in respect of which such notice has been given, may at any time thereafter, but before payment of all calls or installments, interest and expenses due in respect thereof, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited Shares and not actually paid before the forfeiture.

Notice of forfeiture

47.           When any Share shall have been so forfeited, notice of the forfeiture shall be given to the Member in whose name it stood immediately prior to the forfeiture or to any of his legal representatives, or to any of the persons entitled to the Shares by transmission and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register of Members but no forfeiture, shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

Forfeited Shares to become property of the Company and may be sold, etc.

48.           Any Share so forfeited shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the original holder thereof or to any other person, upon such terms and in such manner as the Board shall think fit.

Members still liable to pay money due notwithstanding the forfeiture

49.           Any member whose Shares have been forfeited shall, notwithstanding the forfeiture, be liable to pay, and shall forthwith pay to the Company on demand all calls, amounts, installments, interest and expenses owing upon or in respect of such Shares at the time of the forfeiture, together with interest thereon from the time of the forfeiture until payment, at such rate as the Board may determine and the Board may enforce the payment thereof if it thinks fit.

Effect of forfeiture

50.           The forfeiture of a Share shall involve extinction, at the time of the forfeiture, of all interest in and of all claims and demands against the Company, in respect of the Share, and all other rights incidental to the Share, except only such of those rights as by these Articles are expressly saved.

Surrender of Shares

51.           The Directors may subject to the provisions of the Act, accept a surrender of any Shares from or by any Member desirous of surrendering them on such terms as they think fit.

Evidence of forfeiture

52.           A declaration in writing that the declarant is a Director or Secretary of the Company and that a Share in the Company has been duly forfeited in accordance with these Articles on the date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share.

9

Company’s lien on Shares

53.           The Company shall have a first and paramount lien upon all the Shares, not being fully paid-up Shares, registered in the name of each Member (whether solely or jointly with another or others), and upon the proceeds of sale thereof, for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such Shares and no equitable interest in any Share shall be created except upon the footing and condition that Article 27 hereof is to have full effect. Any such lien shall extend to all dividends from time to time declared in respect of such Shares. Unless otherwise agreed, the registration of a transfer of Shares shall operate as a waiver of the Company’s lien if any on such Shares. The Board of Directors may at any time declare any Shares to be exempt, wholly or partially from the provisions of this Article.

Lien enforced by sale

54.           For the purpose of enforcing such lien, the Directors may sell the Shares subject thereto in such manner as they think fit and for that purpose may cause to be issued a duplicate certificate in respect of such Shares and may authorise one of their members or some other person to execute a transfer thereof on behalf of and in the name of such member. No such sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof is presently payable or the liability in respect of which such lien exists is liable to be presently fulfilled or discharged and until notice in writing of the intention to sell shall have been served on such Member, or his heirs, executors, administrators, or other representatives or upon the persons (if any) entitled by transmission to the Shares or any one or more of such heirs, executors, administrators, representatives or persons, and default shall have been made by him or them in payment, fulfillment or discharge of such debts, liabilities or engagements for fourteen days after such notice.

Application of sale proceeds

55.           The net proceeds of any such sale after payment of the costs of such sale shall be applied in or towards the satisfaction of such debts, liabilities or engagements and the residue (if any) paid to such Member, or any of his heirs, executors, administrators, representatives or assigns or any of the persons (if any) entitled by transmission to the Shares sold.

Validity of sale under Articles

56.           Upon any sale after forfeiture or for enforcing a lien in purported exercise of the powers hereinbefore given, the Board may appoint some person to execute an instrument of transfer of the Shares sold and cause the purchaser’s name to be entered in the Register in respect of the Shares sold and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money and after his name has been entered in the Register in respect of such Shares, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only in and against the Company exclusively.

Cancellation of Share certificate in respect of forfeited Shares

57.           Upon any sale, re-allotment or other disposal under the provisions of the preceding Articles, the certificate or certificates originally issued in respect of the relative Shares shall (unless the same shall on demand by the Company have been previously surrendered to it by the defaulting Member) stand cancelled and become null and void and of no effect, and the Directors shall be entitled to issue a new certificate or certificates in respect of the said Shares to the person or persons entitled thereto.

Power to annul forfeiture

58.           The Board may at any time before any Share so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as it thinks fit.

TRANSFER AND TRANSMISSION OF SHARES

Register of Transfers

59.           The Company shall keep a Register of Transfers and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share held in material form.

Form of transfer

60.           Shares in the Company shall be transferred by an instrument in writing in such form as prescribed under Section 108 of the Companies Act, 1956, or under rules made thereunder from time to time.

To be executed by Transferor and Transferee

61.           The instrument of transfer duly stamped and executed by the transferor and the transferee shall be delivered to the Company in accordance with the provisions of the Act. The instrument of transfer shall be accompanied by such evidence as the Board may require in order to prove the title of the transferor and his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by an order of the Board. The transferor shall be deemed to be the holder of such Shares until the name of the transferee shall have been entered in the Register of Members in respect thereof. Before the registration of a transfer, the certificate or certificates of the Shares must be delivered to the Company.

62.           In the case of transfer or transmission of Shares or other marketable Securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

Directors may refuse to register transfers

63.           Subject to the provisions of Section 111 of the Act, the Board, may at its own absolute and uncontrolled discretion, and without assigning any reason, decline to register or acknowledge any transfer of Shares whether fully paid or not, (notwithstanding that the proposed transferee be already a Member), but in such cases it shall, within one month from the date on which the

10

instrument of transfer was lodged with the Company, send to the transferee and the transferor notice of refusal to register such transfer. Provided that registration of a transfer shall not be refused on the ground that the transferor being either alone or jointly with any other person or persons indebted to the Company on any account whatsoever except on Shares.

Refusal to register transfer

64.           In particular and without prejudice to the generality of the above powers, the Board may subject to the provisions of Section 111 of the Companies Act, 1956, decline to register in exceptional circumstances when it is felt that the transferee is not a desirable person from the larger point of view of the interest of the Company as a whole subject to the provisions of the clause (c) of sub-Section (4) of Section 22A of the Securities Contract (Regulation) Act.

Sub-division/consolidation in marketable lots only

65.           Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a Share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a Share certificate to several parties involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

Death of one or more joint holders of Shares

66.           In case of the death of any one or more of the persons named in the Register of Members as the joint holders of any Share, the survivor or survivors shall be the only persons recognised by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate or a deceased joint-holder for any liability on Shares held by him jointly with any other person.

Title to Shares of deceased Member

67.           The executors or administrators or holders of a Succession Certificate or the legal representatives of a deceased Member (not being one of two or more joint holders) shall be the only person recognised by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognise such executors or administrators or holders of a Succession Certificate or the legal representatives unless such executors or administrators or legal representatives shall have first obtained Probate or Letter of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that in case where the Board in its absolute discretion think fit, the Board may dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board in its absolute discretion may think necessary and under Article 66, register the name of any person who claims to be absolutely entitled to Shares standing in the name of a deceased Member, as a Member.

No transfer to insolvent, etc.

68.           No Share shall in any circumstances, be transferred to any insolvent or person of unsound mind.

Registration of person entitled to Shares otherwise than by transfer

69.           Subject to the provisions of the Act and Articles 66 and 67, any person becoming entitled to Shares in consequences of death, lunacy, bankruptcy or insolvency of any Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board (which it shall not be under any obligation to give) upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some persons nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained, and until he does so, he shall not be freed from any liability in respect of the Shares.

Persons entitled may receive dividends without being registered as members

70.           A person entitled to a Share by transmission shall, subject to the right of the Directors to retain such dividends or money as hereinafter provided be entitled to receive, and may give a discharge for any dividends or other moneys payable in respect of the Shares.

Fee on Transfer or Transmission

71.           No fee shall be charged for transfer and transmission of Shares or for registration of any of power of attorney, probate, letter of administration or other similar documents.

The Company not liable for disregard of a notice prohibiting registration of a transfer

72.           The Company shall incur no liability or responsibility whatever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof (as shown or appearing in the Register of Members) to the prejudice of a person or persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have any notice of such equitable right, title or interest or notice prohibiting registration of such transfer and may have entered such notice or referred thereto, in any book of the Company, and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest, or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company, but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

11

BORROWING POWERS

Power to Borrow

73.           Subject to the provisions of Sections 58A, 292 and 293 of the Act and of these Articles, the Board may, from time to time at its discretion, by a resolution passed at a Meeting of the Board accept deposits from Members, either in advance of call or otherwise, and generally raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company provided however, where the moneys to be borrowed together with the moneys already borrowed (apart from temporary loans obtained from the Company’s bankers in the ordinary course of business) exceed the aggregate of the Paid Up Capital of the Company and its free reserves (that is to say, reserves not set apart for any specific purpose) the Board shall not borrow such moneys without the consent of the Company in General Meeting.

The payment or repayment of monies borrowed

74.           The payment or repayment of moneys borrowed as aforesaid may be secured in such manner and upon such terms and conditions in all respects as the Board may think fit, and in particular by a resolution passed at a Meeting of the Board (and not by Circular Resolution) by the issue of debentures of the Company, charged upon all or any part of the property of the Company (both present and future) including its uncalled Capital for the time being, and debentures, and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Terms of issue of debentures

75.           Any debentures, debenture-stock or other securities may be issued at a discount, premium or otherwise and maybe issued on condition that they or any part of them shall be convertible into Shares of any denomination, and with any privileges and conditions as to redemption, surrender, drawing, allotment of Shares and attending (but not voting at) General Meetings, appointment of Directors and otherwise. Debentures with a right to conversion or allotment of Shares shall be issued only with the consent of the Company in General Meeting.

Register of Mortgages, etc. to be kept

76.           The Board shall cause a proper register to be kept in accordance with the provisions of Section 143 of the Act of all mortgages, debentures and charges specifically affecting the property of the Company; and shall cause the requirements of Sections 118, 125, and 127 to 144 (both inclusive) of the Act, in that behalf to be duly complied with (within the time prescribed by the said sections of such extensions thereof as may be permitted by the Company Law Board or the Court or the Registrar as the case may be) so far as they fail to be complied with by the Board.

Register and Index of Debenture holders

77.           The Company shall, if any time it issues debentures, keep a Register and Index of Debenture holders in accordance with Section 152 of the Act. The Company shall have the power to keep in any State or Country outside India a Branch Register of Debenture holders resident in that State or Country.

SHARE WARRANT

Power to issue Share warrants

78.           The Company may issue Share warrants subject to, and in accordance with the provisions of Sections 114 and 115, and accordingly the Board may in its discretion, with respect to any Share which is fully paid-up on application in writing signed by the persons registered as holder of the Share, and authenticated, by such evidence (if any) as the Board may, from time to time, require as to the identity of the person signing the application, and on receiving the certificate (if any) of the Share, and the amount of the stamp duty on the warrant and such fee as the Board may from time to time require, issue a Share warrant.

Deposit of Share warrant

79.           1)             The bearer of a Share warrant may at anytime deposit the warrant at the office of the Company, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a Meeting of the Company, and of attending, and voting and exercising the other privileges of a Member at any Meeting held after the expiry of two clear days from the time of deposit as if his name were inserted in the Register of Members as the holder of the Share included in the deposited warrant.

                2)             Not more than 1 (one) person shall be recognised as depositor of the Share warrant.

                3)             The Company shall, on 2 (two) days’ written notice, return the deposited Share warrant to the depositor.

Privileges and disabilities of the holders of Share warrant

80.           1)             Subject as herein otherwise expressly provided, no person shall, as bearer of a Share warrant, sign a requisition for calling a Meeting of the Company, or attend or vote or exercise any other privileges of a Member at a Meeting of the Company, or be entitled to receive any notices from the Company.

                2)             The bearer of a Share warrant shall be entitled in all other respects to the same privileges and advantages as if he was named in the Register of Members as the holder of the Share included in the warrant, and shall be a Member of the Company.

Issue of new Share Warrant or Coupon

81.           The Board may, from time to time, make rules as to the terms on which (if it shall think fit) a new Share warrant or coupon may be issued by way of renewal in case of defacement, loss or destruction.

12

CONVERSION OF SHARE INTO STOCK AND RECONVERSION

Shares may be converted into stock

82.           The Company in General Meeting may convert any paid-up Shares into stock; and when any Shares have been converted into stock, the several holders of such stock may thenceforth transfer their respective interest therein, or any part of such interest, in the said manner and subject to the same Regulations as, and subject to which Shares from which the stock arose might have been transferred if no such conversion had taken place, or as near thereto as circumstance will admit. The Company may at any time reconvert any stock into paid-up Shares of any denomination.

Right of stockholders

83.           The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at Meetings of the Company, and other matters, as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding-up) shall be conferred by an amount of stock which would not, if existing in Shares, have conferred that privilege or advantage.

MEMBERS’ MEETINGS

Annual General Meeting

84.           Annual General Meeting of the Company may be convened subject to Section 166 and Section 210 of the Act by giving not less than 21 days notice in writing. Subject to the provisions of Section 171(2), a Meeting may be convened after giving a shorter notice.

Extraordinary General Meeting

85.           The Board may, whenever it thinks fit, call an Extraordinary General Meeting and it shall do so upon a requisition in writing by any Member or Members holding in the aggregate not less than one tenth of such of the paid-up Capital as at that date carried the right of voting in regard to the matter in respect of which the requisition has been made.

Requisition of members to state Objects of Meeting

86.           Any valid requisition so made by the Members must state the object or objects of the Meeting proposed to be called, and must be signed by the requisitionists and be deposited at the office; provided that such requisition may consist of several documents in like form each signed by one or more requisitionists.

On receipt of requisition, Directors to call Meeting and in default requisitionists may do so

87.           Upon the receipt of any such requisition, the Board shall forthwith call an Extraordinary General Meeting and if it does not proceed within twenty-one days from the date of the requisition being deposited at the Office to cause a Meeting to be called on a day not later than forty-five days from the date of deposit of the requisition, the requisitionists, or such of their number as represent either a majority in value of the paid-up. Share Capital held by all of them or not less than one-tenth of such of the paid-up Share Capital of the Company as is referred to in Section 169 (4) of the Act, whichever is less, may themselves call the Meeting, but in either case any Meeting so called shall be held within three months from the date of deposit of the requisition as aforesaid.

Meeting called by requisitionists

88.           Any Meeting called under the foregoing Articles by the requisitionists shall be called in the same manner, as nearly as possible, as that in which Meetings are to be called by the Board.

Quorum at General Meeting

89.           Five members present in person shall be a quorum for a General Meeting.

Body corporate personally present

90.           A body corporate being a member shall be deemed to be personally present if it is represented in accordance with Section 187 of the Act.

If quorum not present, Meeting to be dissolved or adjourned

91.           If, at the expiration of half an hour from the time appointed for holding a Meeting of the Company, a quorum shall not be present, the Meeting it convened by or upon the requisition of Members, shall stand dissolved, but in any other case the Meeting shall stand adjourned to the same day in the next week or if that day is a public holiday until the next succeeding day which is not a public holiday at the same time and place or to such other day at such other time and place within the city or town in which the Office of the Company is situate as the Board may determine, and if at such adjourned Meeting a quorum is not present at the expiration of half an hour from the time appointed for holding the Meeting, the Members present shall be a quorum, and may transact the business for which the Meeting was called.

92.           The Chairman (if any) of the Directors shall be entitled to take the chair at every General Meeting, whether Annual or Extraordinary. If there be no such Chairman of the Directors, or if at any Meeting he shall not be present within fifteen minutes of the time appointed for holding such Meeting, the members present shall elect another Director as Chairman and if no Director be present or if all Directors present decline to take the chair, then the members present shall elect one of their members to be the Chairman.

Business confined to election of Chairman whilst chair vacant

93.           No business shall be discussed at any General Meeting except the election of a Chairman, whilst the chair is vacant.

Chairman with consent may adjourn Meeting

94.           The Chairman, with the consent of the Meeting, may adjourn any Meeting from time to time and from place to place within the city or town in which the office of the Company is situated for the time being but no business shall be transacted at any adjourned Meeting other than the business left unfinished at the Meeting from which the adjournment took place.

13

Question at General Meeting how decided

95.           At any General Meeting, a resolution put to the vote of the Meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by a member or members present in person or by proxy and holding Shares in the Company which confer a power to vote on the resolution not being less than 1/10th of the total voting power in respect of the Resolution or on which an aggregate sum of not less than  50,000/- (Rupees Fifty thousand) has been Paid Up. The demand for a poll may be withdrawn at any time by the person or persons who made the demand.

Chairman’s casting vote

96.           In the case of any equality of votes, the Chairman shall both on a show of hands and at a poll (if any) have a casting vote in addition to the votes to which he may be entitled as a Member.

Demand for poll not to prevent transaction of other business

97.           The demand for a poll except on the question of the election of the Chairman and of an adjournment shall not prevent the continuance of a Meeting for the transaction of any business other than the question on which the poll has been demanded.

Member in arrears not to vote

98.           No member shall be entitled to vote either personally or by proxy at any General Meeting or Meeting of a class of Shareholders either upon a show of hands or upon a poll in respect of any Shares registered in his name on which any calls or other sums presently payable by him have not been paid or in regard to which the Company has, and has exercised, any right of lien.

Number of votes to which member entitled

99.           Subject to the provisions of these Articles and without prejudice to any special privileges or restrictions as to voting for the time being attached to any class of Shares for the time being forming part of the Capital of the Company, every member, not disqualified by the last preceding Article shall be entitled to be present and to speak and vote at such Meeting, and on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his Share of the paid-up equity Capital of the Company.

Casting of votes by a member entitled to more than one vote

100.         On a poll taken at a Meeting of the Company, a member entitled to more than one vote, or his proxy, or other person entitled to vote for him as the case may be, need not, if he votes, use all his votes or cast in the same way all the votes he uses.

Votes of members of unsound mind and minors

101.         A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hand or on a poll, by his committee or other legal guardian, and any such committee or guardian may, on a poll, vote by proxy. If any member be a minor, the votes in respect of his Share or Shares shall be by his guardian or any of his guardians, if more than one, to be elected in case of dispute by the Chairman of the Meeting.

Votes of Joint members

102.         If there be joint registered holders of any Shares, any one of such persons may vote at any Meeting or may appoint another person (whether a Member or not) as his proxy in respect of such Shares as if he were solely entitled therein but the proxy so appointed shall not have any right to speak at the Meeting and, if more than one of such joint holders be present at any Meeting, that one of the said person so present whose name stands higher on the Register shall alone be entitled to speak and to vote in respect of such Shares, but the other or others of the joint holders shall be entitled to be present at the Meeting. Several executors or administrators of a deceased member in whose names Share stand shall, for the purpose of these Articles, be deemed joint holders thereof.

Voting in person or by proxy

103.         Subject to the provisions of these Articles, votes may be given either personally or by proxy. A body corporate being a member may vote either by a proxy or by a representative duly authorised in accordance with Section 187 of the Act and such representative shall be entitled to exercise the same rights and powers (including the right to vote by proxy) on behalf of the body corporate which he represents as the body could exercise if it were an individual member.

Votes in respect of Shares of deceased or insolvent members

104.         Any person entitled under Article 69 to transfer any Shares may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that at least 48 hours before the time of holding the Meeting or adjourned Meeting as the case may be at which he proposed to vote, he shall satisfy the Directors of his right to transfer such Shares and give such indemnity (if any) as the Directors may require or the Directors shall have previously admitted his right to vote at such Meeting in respect thereof.

Appointment of proxy

105.         Every proxy (whether a member or not) shall be appointed in writing under the hand of the appointer or his attorney, or if such appointer is a corporation under the common seal of such corporation, or be signed by an officer or an Attorney duly authorised by it and any committee or guardian may appoint such proxy. The proxy so appointed shall not have any right to speak at the Meeting.

14

Proxy either for a specified Meeting or for specified period

106.         An instrument of proxy may appoint a proxy either for purpose of a particular Meeting specified in the instrument and any adjournment thereof or it may appoint for the purposes of every Meeting of the Company, or of every Meeting to be held before the date specified in the instrument and any adjournment of any such Meeting.

No proxy except for a body corporate to vote on a show of hands

107.         A member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

Deposit of instrument of proxy

108.         The instrument appointing a proxy and the Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the office not later than 48 (forty eight) hours before the time for holding the Meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 (twelve) months from the date of its execution.

Form of proxy

109.         Every instrument of proxy, whether for specified Meeting or otherwise, shall, as nearly as circumstances will admit, be in any of the forms set out in Schedule IX of the Act.

Validity of votes given by proxy notwithstanding death of member

110.         A vote given in accordance within the norms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the Principal, or revocation of the proxy or of any power of attorney under which such proxy was signed or the transfer of the Share in respect of which the vote is given, provided that no intimation in writing of the death or insanity, revocation or transfer shall have been received at the office before the Meeting.

Time for objection to vote

111.         No objection shall be made to the validity of any vote except at any Meeting or poll at which such vote shall be tendered and every vote, whether given personally or by proxy, not disallowed at such Meeting or poll shall be deemed valid for all purposes of such Meeting or poll whatsoever.

Chairman of any Meeting to be the judge of validity of vote

112.         The Chairman of any Meeting shall be the sole judge of the validity of every vote tendered at such Meeting. The Chairman present at the taking of a poll shall be the sole judge of the validity of every vote tendered at such poll.

DIRECTORS

Number of Directors

113.         Until otherwise determined by the Company in a General Meeting and subject to the provisions of Section 252 of the Act, the number of directors (excluding Debenture Directors and Directors appointed under Article 118 hereof and Alternate Directors) shall not be less than 3 (three) nor more than 12 (twelve).

Non-retiring Directors

114.         If and so long as iGATE Corporation along with its subsidiaries and affiliates hold not less than 26% of the issued equity Share Capital of the Company, it shall have the right to nominate the majority of Directors including the Managing Director of the Company and such Managing Director shall not be liable to retire by rotation.

115.         The Board may appoint, from time to time, one or more of their members to be the Managing Director or Joint Managing Director or Wholetime Director or Deputy Managing Director or Manager of the Company on such terms and on such remuneration (whether by way of salary or commission, or partly in one and partly in another) as they may think fit and the directors so appointed shall not while holding that office, be subject to retirement by rotation or taken into account in determining the rotation of retirement of directors, but their appointment shall be subject to determination ipso facto if they cease from any cause to be a director or if the Company in General Meeting resolve that their tenure of the office of Managing Director or Joint Managing Director or Wholetime Director or Deputy Managing Director or Manager be determined.

116.         Subject to the provisions of the Act, the Directors, may from time to time entrust and confer upon a Managing Director for the time being such of the powers exercisable upon such terms and conditions and with such restrictions as they may think fit either collaterally with or to the exclusion of and in substitution for all or any of their own powers and from time to time revoke, withdraw, alter or vary all or any of such powers.

Appointment of special Directors

117.         On behalf of the Company, whenever Directors enter into a contract with any Government, Central, State or Local, any Bank or Financial institution or any person or persons (hereinafter referred to as “the appointer”) for borrowing any money or for providing any guarantee or security or for technical collaboration or assistance or for underwriting or entering into any other arrangement whatsoever the Directors shall have, subject to the provisions of Section 255 of the Act, the power to agree that such appointer shall have right to appoint or nominate by notice in writing addressed to the Company one or more Directors on the Board for such period and upon such conditions as may be mentioned in the agreement and that such Director or Directors may not be liable to retire by rotation nor be required to hold any qualification Shares. The Directors may also agree that any such Director or Directors may be removed from time to time by the appointer entitled to appoint or nominate them and the appointer may appoint another or

15

others in his or their place and also fill in any vacancy which may occur as a result of any such Director or Directors ceasing to hold that office for any reason whatsoever. The Directors appointed or nominated under this Article shall be entitled to exercise and enjoy all or any of the rights and privileges exercised and enjoyed by the Directors of the Company including payment of remuneration and travelling expenses to such Director or Directors as may be agreed by the Company with the appointer.

Debenture Directors

118.         If it is provided by any Trust Deed, security or otherwise, in connection with any issue of debentures of the Company that any person or persons shall have power to nominate a Director or Directors of the Company, then in the case of any and every such issue of debentures, the person or persons having such power may exercise such power from time to time and appoint a Director or Directors accordingly. Any Director so appointed is herein referred to as “Debenture Director”.

A Debenture Director may be removed from office at any time by the person or persons in whom for the time being is vested the power under which he was appointed and another director may be appointed in his place. A debenture director shall not be bound to hold any qualification Shares. A debenture director shall not if so agreed by the Company be liable to retire by rotation; but shall automatically cease to hold office as a director if and when the debentures are fully discharged.

Co-option of Directors

119.         Directors shall have power at any time and from time to time to co-opt any other person as a director either to fill a casual vacancy or as an additional director, so that the total number of directors shall not at any time exceed the maximum fixed. Any director appointed to fill casual vacancy shall hold office only upto the date upto which the director in whose place he has been placed would have held the office if it had not been vacated. Any additional director shall hold office only upto the date of next Annual General Meeting of the Company but shall be eligible for re-election at such Meeting.

Alternate Directors

120.         The Board may appoint an alternate director to act for a director (hereinafter called “original director” during his absence for a period of not less than 3 (three) months from the state in which Meetings of the Board are ordinarily held. An alternate director appointed under this Article shall not hold office as such for a period longer than that permissible to the original director and shall vacate office if and when the original director returns to the state aforesaid. If the term of office of original director is determined before he so returns to the state aforesaid any provision for automatic re-appointment of retiring directors in default of another appointment shall apply to the original and not to the alternate director.

Qualification Shares of Directors

121.         A Director shall not be required to hold any qualification Shares.

Remuneration of Directors

122.         The remuneration of Directors and Executives of the Company, including the fees payable to the Directors of the Company in attending the Meeting of the Board or the Committees of the Board, shall be determined by the Board of Directors from time to time, provided that the sitting fees payable to the Directors as aforesaid shall be within the maximum limits of such fees that may be prescribed under the proviso to Section 310 of the Companies Act, 1956.

Directors’ Travelling Expenses

123.         In addition to the remuneration payable to them, the Directors shall be entitled to be paid all travelling, hotel and other incidental expenses properly incurred by them in attending and returning from Meetings of the Board of Directors or any Committee thereof or General Meetings or in connection with the business of the Company. The rules in this regard may be framed by the Board of Directors from time to time.

Special remuneration for performing extra services

124.         If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a Member of any committee formed by the Director(s)), the Board may arrange with such Directors for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration, subject to provisions of the Act and confirmation by the Company in General Meeting.

Directors may act notwithstanding any vacancy

125.         The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the quorum fixed by the Act for a Meeting of the Board of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that fixed for a quorum or for summoning a General Meeting but for no other purpose.

Terms of office of Directors

126.         Not less than two-thirds of the total number of Directors shall be persons whose period of office is liable to determination by retirement of Directors by rotation.

Retirement of Directors by rotation

127.         At every Annual General Meeting of the Company one-third of such of the Directors for the time being as are liable to retire by rotation, or if their number is not three or a multiple of 3 (three), the number nearest to one-third, shall retire from office.

16

Ascertainment of Directors to retire

128.                          The Directors to retire by rotation under the foregoing Article shall be those who have been longest in office since their last appointment but as between persons who become Directors on the same day, those who are to retire shall, in default of and subject to any agreement among themselves, be determined by lot. A retiring Director shall be eligible for re-election.

Company to appoint successors

129.                          The Company, at the Annual General Meeting at which a Director retires in manner aforesaid, may fill up the vacated office by electing the retiring Director or some other person thereto.

Provisions in default of appointment

130.                           a)                                      If the place of the retiring Director is not so filled up and the Meeting has not expressly resolved not to fill the vacancy, the Meeting shall stand adjourned till the same day in the next week at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday at the same time and place.

b)                                     If at the adjourned Meeting also, the place of the retiring Director is not filled up and that Meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been re-appointed at the adjourned Meeting, unless:

(i)                                     at the Meeting or at the previous Meeting a resolution for the re-appointment of such Director has been put to the Meeting and lost;

(ii)                                  the retiring Director has, by notice in writing addressed to the Company or its Board of Directors expressed his unwillingness to be so re-appointed;

(iii)                               he is not qualified or is disqualified for appointment;

(iv)                              a resolution, whether special or ordinary is required for the appointment or re-appointment by virtue of any provisions of the Act; or

(v)                                 the provision to sub-Section (2) of Section 263 is applicable to the case.

Company may increase or reduce number of Directors

131.                          Subject to Sections 252, 256 and 259 of the Act, the Company in General Meeting may, from time to time, increase or reduce the number of Directors, within the limits fixed in that behalf by these Articles.

Removal of Directors

132.                          The Company may (subject to the provisions of Section 284 of the Act) remove any Director before the expiration of his period of office and appoint another person in his stead.

PROCEEDINGS OF THE BOARD OF DIRECTORS

Meeting of Directors

133.                          The Directors may meet together as a Board for the dispatch of business from time to time and shall so meet at least once in every 3 (three) calendar months and at least 4 (four) such Meetings shall be held in every year. The Directors may adjourn and otherwise regulate their Meetings as they may think fit.

Notice of Board Meetings

134.                          Notice of every Meeting of the Board shall be given in writing to every Director for the time being in India and at his address in India to every other Director. The notice may be given in electronic mode.

Quorum

135.                          Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be one-third of its total strength (excluding Directors, if any, whose places may be vacant at the time and any fraction contained in that one-third being rounded off as one), or 2 (two) Directors, whichever is higher. Provided that where at any time the number of interested Directors exceeds or is equal to two-thirds of the total strength, the number of the remaining Directors, that is to say, the number of the Directors who are not interested present at the Meeting being not less than 2 (two), shall be the quorum during such Meeting.

Adjournment of Meetings for want of quorum

136.                          If a Meeting of the Board could not be held for want of quorum, the Meeting shall automatically stand adjourned to such other time as may be fixed by the Chairman.

Secretary to call Board Meeting

137.                          The Secretary shall, and when directed by any Director to do so, convene a Meeting of the Board by giving a notice in writing to every other Director.

Chairman of Directors

138.                          The Directors shall choose one of their members to be the Chairman of the Directors who shall hold such office until the Directors otherwise determine. If at any Meeting the Chairman of the Directors shall not be present at the time appointed for holding the same, the Directors present shall choose one of their members to be the Chairman of such Meeting.

17

Questions how decided

139.                          Questions arising at any Meeting of the Board shall be decided by a majority of votes and in the case of an equality of votes the Chairman shall have second or a casting vote.

Powers of Board Meeting

140.                          A Meeting of the Board for the time being at which a quorum is present, shall be competent to exercise all or any of the authorities, power and discretions which by or under the Act or the Articles of the Company are for the time being vested in or exercisable by the Board generally.

Appointment of Sub-committee

141.                          The Board may appoint from time to time a sub-committee consisting of one or more Director(s) and or one or more senior executive(s) of the Company to deal with matters relating to transfer/ transmission of Shares/ debentures and such other matters incidental thereto with such powers and duties, as the Board deems fit.

Directors may appoint committees

142.                          Subject to the restrictions contained in Section 292 of the Act, the Board may delegate any of its powers to committees of the Board consisting of such members of its body as it thinks fit, and it may, from time to time, revoke and discharge any such committee of the Board either wholly or in part, and either as to persons or purposes. But every committee of the Board so formed shall in the exercise of the powers so delegated, confirm to any Regulations that may from time to time be imposed on it by the Board. All acts done by any such committee of the Board in conformity with such Regulations and in fulfillment of the purpose of their appointment but not otherwise shall have the like force and effect as if done by the Board.

Meetings of Committee how to be governed

143.                          The Meetings and proceedings of any such committee of the Board consisting of 2 (two) or more members shall be governed by the provisions herein contained for regulating the Meetings and proceedings of the Directors so far as the same are applicable thereto and are not superseded by any Regulations made by the Directors under the last preceding Article. The provisions of Article 134 shall mutatis mutandis apply to the Meetings of such committee.

Circular Resolution

144.                          No resolution shall be deemed to have been duly passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft, together with the necessary papers, if any, to all the Directors or to all the members of the Committee then in India (not being less in number than the quorum fixed for a Meeting of the Board or Committee, as the case may be), and to all other Directors or members of the Committee, at their usual address in India and has been approved by such of the Directors or members of the Committee as are then in India, or by a majority of such of them as are entitled to vote on the resolution. Such resolution may be circulated in electronic mode.

Validity of Directors Acts

145.                          All acts done by any Meeting of the Board or by a Committee or by a sub-committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Directors, or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have terminated.

Powers of Directors

146.                          The business of the Company shall be managed by the Board of Directors, who may exercise all such powers of the Company and do all such acts and things as are not, by the Act, or any other Act or by the Memorandum or by the Articles of the Company required to be exercised by the Company in General Meeting, subject nevertheless to the Regulations of these Articles to the provisions of the Act, or any other Act and to such Regulations being not inconsistent with the aforesaid Regulations or provisions as may be prescribed by the Company in General Meeting but no Regulation made by the Company in General Meeting shall invalidate any prior act of the Board which would have been valid if that Regulation had not been made. Provided that the Board of Directors shall not except with the consent of the Company in General Meeting:-

(a)                                  sell, lease or otherwise dispose of the whole or substantially the whole of the undertaking of the Company, or where the Company owns more than one undertaking, of the whole, or substantially the whole, of any such undertaking;

(b)                                 remit or give time for the repayment of, any debt by a Director;

(c)                                  invest, otherwise than in trust securities, the amount of compensation received by the Company in respect of the compulsory acquisition of any such undertaking as is referred to in Clause (a) or of any premises or properties used for any such undertaking and without which it cannot be carried on or can be carried on only with difficulty or only after a considerable time;

(d)                                 borrow moneys, where the moneys to be borrowed together with the moneys already borrowed by the Company

18

(apart from temporary loans obtained from the Company’s Bankers in the ordinary course of business) will exceed the aggregate of the paid-up Capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purposes. Provided further that the powers specified in Section 292 of the Act shall be exercised only at Meetings of the Board unless the same be delegated to the extent therein stated; or

(e)                                 contribute to Charitable and other funds not directly relating to the business of the Company or the welfare of its employees any amounts, the aggregate of which will in any financial year exceed 50,000 (Rupees Fifty Thousand) or 5 (five) percent of its average net profits as determined in accordance with the provisions of Sections 349 and 350 of the Act during the three financial years immediately preceding, whichever is greater.

Certain Powers to be exercised by the Board only at Meetings

147.                          The Board of Directors of the Company shall exercise the following powers on behalf of the Company and it shall do so only by means of resolutions passed at Meetings of the Board:-

a.                                       The power to make calls on Shareholders in respect of money unpaid on their Shares;

b.                                      The power to authorise the buy-back referred to in the first proviso to clause (b) of sub-Section (2) of Section 77A;

c.                                       The power to issue debentures;

d.                                      The power to borrow money otherwise than on debentures;

e.                                       The power to invest the funds of the Company;

f.                                         The power to make loans;

Provided that the Board may, by a resolution passed at a Meeting, delegate to any committee of Directors, the Manager or any other principal officer of the Company or in the case of a branch office of the Company, a principal officer of the branch office, the powers specified in clauses (c), (d) and (e) of this Article to the extent specified in sub-Sections (2), (3) and (4) respectively of Section 292 of the Act, on such condition as the Board may prescribe in respect of dealings between the Company and its bankers. The exercise by the Company of the powers specified in Clause (c) shall mean the arrangement made by the Company with its bankers for the borrowing of money by way of overdraft or cash credit or otherwise and not the actual day to day operation on overdraft, cash credit or other accounts by means of which the arrangement so made is actually availed of.

Certain Powers of the Board

148.                          Without prejudice to the general powers conferred by the last preceding Article and so as not in any way to limit or restrict these powers, and without prejudice to the other powers conferred by these Articles, but subject to the restrictions contained in the last preceding Article, it is hereby declared that the Directors shall have the following powers, that is to say, power:

1)                                     To pay the costs, charges and expenses preliminary and incidental to the promotion, formation, establishment and registration of the Company.

Payment out of Capital

2)                                     To pay and charge to the Capital account of the Company any commission or interest lawfully payable thereout under the provisions of Sections 76 and 208 of the Act.

To acquire property

3)                                     Subject to Sections 292 and 297 of the Act, to purchase or otherwise acquire for the Company any property, rights, privileges which the Company is authorised to acquire, at or for such price or consideration and generally on such terms and conditions as they think fit, and in any such purchases or other acquisition to accept such title as the Directors may believe or may be advised to be reasonably satisfactory.

To pay for property, etc.

4)                                     At their discretion and subject to the provisions of the Act, to pay for any property, rights, or privileges acquired or services rendered in the Company either wholly or partially, in cash or in Shares, bonds, debentures, mortgages or other securities of such amount credited as Paid Up thereon as may be agreed upon and any such bonds, debentures, mortgages or other securities may be either, specifically charged upon all or any part of the property of the Company and its uncalled Capital or not so charged.

To secure contracts

5)                                     To secure the fulfillment of any contracts or engagements entered into by the Company by mortgage or charge of all or any of the property of the Company and its uncalled Capital for the time being or in such manner as they may think fit.

To accept surrender of Shares

6)                                     To accept from any member, as far as may be permissible by law, a surrender of his Shares or any part thereof, on such terms and conditions as shall be agreed.

To appoint Trustees

7)                                     To appoint any person to accept and to hold in trust for the Company any property belonging to the Company, or in which it is interested, or for any other purposes; and to execute and do all such deeds and things as may be required in relation to any such trust, and to provide for the remuneration of such trustee or trustees.

19

To bring and defend actions

8)                                     To institute, conduct, defend, compound, or abandon any legal proceedings by or against the Company or its officers or otherwise payment or satisfaction of any debts due, and of any claims or demands by or against the Company, and to refer any differences to arbitration, and observe and perform any awards made thereon.

To act in insolvency matters

9)                                     To act on behalf of the Company in all matters relating to bankrupts and insolvents.

To give receipts

10)                               To make and give receipts, releases and other discharges for moneys payable to the Company, and for the claims and demands of the Company.

To invest moneys

11)                               Subject to the provisions of Sections 292, 293 (1) (c), 295, 370 and 372 of the Act, to invest, deposit and deal with any moneys of the Company not immediately required for the purpose thereof, upon such security (not being Shares of this Company) or without security and in such manner as they may think fit, and from time to time to vary or realise such investments. Save as provided in Section 49 of the Act, all investments shall be made and held in the Company’s own name.

To provide for Personal Liabilities

12)                               To execute in the name and on behalf of the Company in favour of any Director or other person who may incur or be about to incur any personal liability whether as principal or surety; for the benefit of the Company such mortgages of the Company’s property (present and future) as they think fit; and any such mortgage may contain a power of sale, and such other powers, provisions, covenants and agreements as shall be agreed upon.

To authorize acceptances

13)                               To determine from time to time who shall be entitled to sign, on the Company’s behalf, bills, notes, receipts, acceptances, endorsements, cheques, dividend warrants, releases, contracts and documents and to give necessary authority for such purpose.

To distribute bonus

14)                               To distribute by way of bonus amongst the staff of the Company a Share in the profits of the Company, and to give to any officer or other person employed by the Company a commission on the profits of any particular business or transaction and to charge such bonus or commission as part of the working expenses of the Company.

To provide for welfare of employees

15)                               To provide for the welfare of Directors or Ex-Directors or employees or ex-employees of the Company and their wives, widows and families or the dependants or connections of such persons by building or contributing to the building of houses, dwellings or chawls or by grants of moneys, pensions, gratuities, allowances, bonus or other payments; or by creating and from time to time subscribing or contributing to provident and other associations, institutions or funds or trusts and by providing or subscribing or contributing towards places of instruction and recreation, hospitals and dispensaries, medical and other attendance and other assistance as the Board shall think fit, and subject to the provisions of Section 293 (1) (e) of the Act. To subscribe or contribute or otherwise to assist or to guarantee money to any charitable, benevolent, religious, scientific, national or other institutions or objects which shall have any moral or other claim to support or aid by the Company either by reason of locality of operation, or of public and general utility or otherwise.

To create reserve fund

16)                               Before recommending any dividend to set aside, out of the profits of the Company such sums as they may think proper for depreciation or to a Depreciation Fund or to an Insurance Fund or as a Reserve Fund or Sinking Fund or any special fund to meet contingencies or to repay debentures or debenture-stock, or for special dividends or for equalising dividends or for repairing, improving, extending and maintaining any of the property of the Company and for such other purposes (including the purposes referred to in the preceding clause), as the Board may in their absolute discretion think conducive to the interest of the Company, and subject to Section 292 of the Act, to invest the several sums so set aside or so much thereof as required to be invested, upon such investments (other than Shares of the Company) as they think fit, and from time to time to deal with and vary such investments and dispose of and apply and expend all or any part thereof for the benefit of the Company, in such manner and for such purposes as the Board in their absolute discretion, think, conducive to the interest of the Company notwithstanding that the matters to which the Board apply or upon which they expend the same, or any part thereof, may be matters to or upon which the Capital moneys of the Company might rightly be applied or expended, and to divide the reserve fund into such special funds as the Board may think fit with full power to transfer the whole or any portion of the Reserve Fund into such special funds as the Board may think fit, with full power to transfer the whole or any portion of a Reserve Fund or division of a Reserve Fund and with full power to employ the assets constituting all or any of the above funds, including the Depreciation Fund, in the business of the Company or in the purchase or repayment of debentures or debenture-stock, and without being bound to keep the same separate from the other assets and without being bound to pay interest on the same with power however to the Board at their discretion to pay or allow

20

to the credit of such funds interest at such rate as the Board may think proper.

To appoint managers etc.

17)                               To appoint, and at their discretion, remove or suspend such general managers, secretaries, assistants, supervisors, clerks, agents and servants for permanent, temporary or special services as they may from time to time think fit, and to determine their powers and duties and fix their salaries, or emoluments or remuneration, and to require security in such instances and to such amount as they may think fit.

And also from time to time to provide for the management and transaction of the affairs of the Company in any specified locality in India or elsewhere in such manner as they think fit.

To comply with local Laws

18)                               To comply with requirements of any local law which in their opinion it shall in the interest of the Company be necessary or expedient to comply with.

To appoint local board

19)                               From time to time and at any time to establish any Local Board for managing any of the affairs of the Company in any specified locality in India or elsewhere and to appoint any persons to be Members of such Local Boards, and to fix their remuneration.

To delegate powers

20)                               Subject to Section 292 of the Act, from time to time and at any time to delegate to any persons so appointed any of the powers, authorities and discretions for the time being vested in the Board, other than their power to make call or to make loans or borrow moneys and to authorise the members for the time being of any such Local Board, or any of them, to fill up any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made on such terms, and subject to such conditions as the Board may think fit, and the Board may at any time remove any persons so appointed and may annul any such delegation.

To authorise by power of attorney

21)                               At any time and from time to time by Power of Attorney under the Seal of the Company, to appoint any person or persons to be the Attorney or Attorneys of the Company, for such purposes and with such powers, authorities, and discretions (not exceeding those vested in or exercisable by the Board under these presents and excluding the power to make calls and excluding also except in the limits authorised by the Board, the power to make loans and borrow moneys) and for such period and subject to such conditions as the Board may from time to time think fit, and any such appointment may (if the Board thinks fit) be made in favour of the members of any local board, established as aforesaid or in favour of any Company or the Shareholders, directors, nominees or managers of any Company or firm or otherwise in favour of any fluctuating body of persons whether nominated directly, or indirectly by the Board and any such Power of Attorney may contain such powers for the protection or convenience of persons dealing with such Attorneys as the Board may think fit, and may contain Powers enabling any such delegates or Attorneys as aforesaid to sub-delegate all or any of the Powers, authorities and discretions for the time being vested in them.

To negotiate

22)                               Subject to Sections 294 and 297 of the Act, for or in relation to any of the matters aforesaid or otherwise for the purposes of the Company to enter into all such negotiations and contracts and rescind and vary all such contracts, and execute and do all such act, deeds, and things in the name and on behalf of the Company as they may consider expedient.

To make and vary Regulations

23)                               From time to time make, vary or repeal bye-laws for the regulation of the business of the Company, its officers and servants.

Amendments to Accounts

24)                               The directors shall, if they consider it to be necessary and in the interest of the Company, be entitled to amend the Audited Accounts of the Company of any financial year which have been laid before the Company in General Meeting. The amendments to the Accounts effected by the directors in pursuance of this Article shall be placed before the members in General Meeting for their consideration and approval.

To formulate schemes, etc.

25)                               The directors may formulate, create, institute or set up such schemes, trusts, plans or proposals as they may deem fit for the purpose of providing incentive to the officers, employees and workers of the Company, including without limiting the generality of the foregoing, formulation of schemes for the subscription by the officers, employees and workers to Shares in, or debentures of, the Company.

Signing of cheques

149.                          All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments, and all receipts for moneys

21

paid by the Company, shall be signed, drawn, accepted or otherwise executed as the case may be, in such manner as the directors shall from time to time by resolution determine.

Foreign register

150.                          The Company may exercise the powers conferred upon the Company by Sections 157 and 158 of the Act, with regard to the keeping of branch registers of members or debenture holders residing in any State or Country outside India, and the directors may (subject to the provisions of those Sections) make and vary such Regulations as they may think fit respecting the keeping of any such register.

Declaration of secrecy

151.                          Every director including Managing, Wholetime, Debenture or Special Director, Manager, Secretary, Treasurer, Trustees for the time being of the Company, member or Debenture holder, member of a committee, officer, servant, agent, accountant or any other person employed in or about the Company business shall if so required by the Board of Directors before entering upon his duties, sign a declaration pledging himself to observe strict secrecy respecting all transactions of the Company with its customers and the state of accounts with individuals and all manufacturing, technical and business information of the Company, except when required so to do by the Board or by any Meeting or by a Court of law and except so far as may be necessary in order to comply with any of the provisions in these Articles contained.

Secrecy of works and information

152.                          No member or other person (not being a director) shall be entitled to visit or inspect any works of the Company without the permission of the directors or to require discovery of any information concerning the business, trading or customers of the Company, or any matter which is or may be in the nature of a trade secret, mystery of trade, secret process, or any other matter which may relate to the conduct of the business of the Company and which in the opinion of the Directors, it would be inexpedient in the interest of the Company to disclose.

Prohibition of simultaneous appointment of Managing Director and Manager

153.                          The Company shall not appoint or employ at the same time more than one of the following categories of management personnel namely:

a)                                      Managing Director and

b)                                     Manager

Secretary

154.                          The Directors shall from time to time appoint a Secretary and at their discretion remove any such Secretary to perform any functions, which by the Act are to be performed by the Secretary and to execute any other ministerial or administrative duties, which may from time to time be assigned to the Secretary by the Directors. The Director may also at any time appoint any person or persons (who need not be the Secretary) to keep the registers required to be kept by the Company.

The Seal, its custody and use

155.                          a)                                       The Board shall provide a Common Seal for the purposes of the Company and shall have power from time to time to destroy the same and substitute a new seal in lieu thereof and the Board shall provide for the safe custody of the Seal for the time being and the Seal shall never be used except by the authority of the Board or a Committee of the Board previously given.

b)                                     The Company shall also be at liberty to have an official Seal in accordance with Section 50 of the Act, for use in any territory, district or place outside India.

Deed how executed

156.                          Every Deed or other instrument, to which the Seal of the Company is required to be affixed, shall unless the same is executed by a duly constituted attorney be signed by one Director or some other person appointed by the Board for the purpose provided that in respect of the Share Certificate the Seal shall be affixed in accordance with Rule 6 of the Companies (Issue of Share Certificates) Rules, 1960.

Division of profits

157.                          The profits of the Company, subject to any special rights relating thereto created or authorised to be created by these Articles, shall be divisible among the Members in proportion to the amount of Capital paid-up or credited as paid-up and to the period during the year for which the Capital is paid-up on the Shares held by them respectively.

The Company in General Meeting may declare dividends

158.                          Subject to the provisions of Section 205 of the Companies Act, 1956, the Company in General Meeting may declare dividends, to be paid to its Members according to their respective rights but no dividends shall exceed the amount recommended by the Board, but the Company in General Meeting may declare a smaller dividend.

Interim Dividend

159.                          The Board may, from time to time, pay to the members such interim dividend as in their judgment the position of the Company justifies.

Capital paid-up in advance carrying interest not to earn dividend

160.                          Where Capital is paid in advance of calls, such Capital may carry interest but shall not be in respect thereof confer a right to dividend or participate in profits.

22

Dividend to be paid pro-rata

161.                          a)                                       Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends shall be  declared and paid according to the amounts paid or credited as paid on the Shares in respect whereof dividend is paid but if and so long as nothing is paid upon any Shares in the Company, dividends may be declared and paid according to the amounts of the Shares.

b)                                     No amount paid or credited as paid on Shares in advance of calls shall be treated for the purpose of this regulation as paid on Shares.

c)                                      All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the Shares during any portion or portions of the period in respect of which the dividend is paid. But if any Shares are issued on terms providing that they shall rank for dividend as from a particular date, such Shares shall rank for dividend accordingly.

Retention of Dividends until completion of transfer under Article 69

162.                          The Board may retain the dividends payable upon Shares in respect of which any person is, under Article 69 entitled to become a Member, which any person under that Article is entitled to transfer, until such person shall become a member in respect of such Shares or shall duly transfer the same.

Dividend, etc. to joint holders

163.                          Any one of the several persons who are registered as the joint-holders of any Share may give effectual receipts for all dividends or bonus and payment on account of dividends or bonus or other moneys payable in respect of such Shares.

No member to receive dividend whilst indebted to the Company and Company’s right to reimbursement thereof

164.                          No member shall be entitled to receive payment of any interest or dividend in respect of his Share or Shares, whilst any money may be due or owing from him to the Company in respect of such Share or Shares or otherwise howsoever either alone or jointly with any other person or persons; and the Board may deduct from the interest or dividend payable to any member all sums of money so due from him to the Company.

Transfer of Shares to be registered

165.                          A transfer of Shares shall not pass the right to any dividend declared thereon before the registration of the transfer.

Manner of payment of dividend

166.                          Unless otherwise directed, any dividend may be paid by cheque or warrant or by a pay slip or receipt having the force of a cheque or warrant sent through the post to the registered address of member or person entitled or in case of joint holder to that one of them first named in the Register in respect of the joint holder. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The Company shall not be responsible for any cheque or warrant or pay slip or receipt lost in transmission or for any dividend lost to the member or person entitled thereto by the forged signature of any pay slip or receipt or the fraudulent recovery of the dividend by any other means.

Interest on dividends

167.                          No unpaid dividend shall bear interest as against the Company. No unclaimed dividend shall be forfeited by the Board unless the claim thereto becomes barred by law and the Company shall comply with all the provisions of Section 205A of the Act in respect of unpaid or unclaimed dividend.

Dividend and call together

168.                          Any General Meeting declaring a dividend may on the recommendation of the Directors make a call on the Members of such amount as the Meeting fixes, but so that the call on each member shall not exceed the dividend payable to him and so that the call may be made payable at the same time as the dividend and the dividend may, if so arranged between the Company and the Members, be set off against the call.

Capitalisation of profits

169.                          1)                                       The Company in General Meeting may, upon the recommendation of the Board, resolve;-

a)                                      that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts or to the credit of the profit and loss account, or otherwise available for distribution; and

b)                                     that such sum be accordingly set free for distribution in the manner specified in clause (2) amongst the members who would have been entitled thereto, if distributed by way of dividend and in the same proportions.

2)                                      The sum aforesaid shall not be paid in cash but shall be applied, subject to the provisions contained in clause (3), either in or towards:-

a)                                      paying up any amounts for the time being unpaid on any Shares held by such member respectively;

b)                                     paying up in full, unissued Shares of the Company to be allotted and distributed, credited as fully Paid Up to and amongst such members in the proportions aforesaid; or

c)                                      partly in the way specified in sub-clause (i) and partly in that specified in sub-clause (ii).

3)                                      A Share premium account and a capital redemption reserve account may, for the purpose of this Regulation, only be applied in the paying up of unissued Shares to be issued to members of the Company as fully paid bonus Shares.

4)                                      The Board shall give effect to the resolution passed by the Company in pursuance of this Regulation.

23

170.                          1)                                       Whenever such a resolution as aforesaid shall have been passed, the Board shall:-

a)                                      make all appropriation and application of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid Shares, if any; and

b)                                     generally do all acts and things required to give effect thereto.

2)                                      The Board shall have full power:-

a)                                      to make such provision, by the issue of fractional certificates or by payment in cash or otherwise, as it thinks fit, for the case of Shares or debentures becoming distributable in fraction; and also

b)                                     to authorise any person to enter, on behalf of all the members entitled thereto, into an agreement with the Company providing for the allotment to them respectively, credited as fully Paid Up, of any further Shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment of by the Company on their behalf by the application thereto of their respective proportion of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing Shares.

3)                                      Any agreement made under such authority shall be effective and binding on all such members.

Board Report

171.                          There shall be attached to every such balance sheet a report of the Board as to the state of the Company’s affairs and as to the amounts, if any, which it proposes to carry to any reserves in such balance sheet and the amount, if any, which it recommends should be paid by way of dividend; and material changes and commitments, if any, affecting the financial position of the Company which have occurred between the end of the financial year of the Company to which the balance sheet relates and the date of the report. The Board’s report shall so far as is material for the appreciation of the state of the Company’s affairs by its members and will not in the Board’s opinion be harmful to the business of the Company or any of its subsidiaries, deal with any changes which have occurred during the financial year in the nature of the Company’s business, in the Company’s subsidiaries or in the nature of the business carried on by them and generally in the classes of business in which the Company has an interest and any other information as may be required by Section 217 of the Act. The Board shall also give the fullest information and explanations in its report aforesaid or in an addendum to that report, on every reservation, qualification or adverse remark contained in the auditor’s report. The Board’s report and any addendum thereto shall be signed by its Chairman if he is authorised in that behalf by the Board; and when he is not so authorised, shall be signed by not less than two Directors.

Signing of Balance Sheet

172.                          The profit and loss account and balance sheet shall be signed by the Secretary if any, and by not less than two Directors, one of whom shall be a Managing Director if there is one provided that if there is only one Director present in India at the time, the profit and loss account and balance sheet shall be signed by such Director but in such a case there shall be attached to the profit and loss account and balance sheet a statement signed by such Director explaining the reason for non-compliance with the aforesaid provision requiring the signature of Directors. The profit and loss account shall be annexed to the balance sheet and the auditor’s report (including the auditor’s separate, special or supplementary report, if any), shall be attached thereto, and such report shall be read before the Company in General Meeting and shall be open to inspection by any member.

Rights of members to copies of Balance Sheet and Auditor’s Report

173.                          The Company shall comply with the requirements of Section 219 of the Act.

DOCUMENTS AND NOTICES

Service of documents or notices on members by the Company

174.                          A document or notice may be served or given by the Company on any member either personally or by sending it by post to him to his registered address or by email as permitted under law, or (if he has no registered address in India) to the address, if any, within India supplied by him to the Company for serving documents or notices on him.

Manner of service of documents or notices

175.                          Where a document or notice is sent by post, service of the document or notice shall be deemed to be effected by properly addressing; prepaying and posting a letter containing the documents or notice, provided that where a member has intimated to the Company in advance that documents or notices should be sent to him under a certificate of posting or by registered post with or without acknowledgement due and has deposited with the Company a sum sufficient to defray the expenses of doing so, service of the document or notice shall not be deemed to be effected unless it is sent in the manner intimated by the Member and such service shall be deemed to have been effected in the case of notice of a Meeting at the expiration of 48 (forty-eight) hours after the letter containing the document or notice is posted and in any other case at the time of which the letter would be delivered in the ordinary course of post.

By Advertisement

176.                          A document or notice advertised in a newspaper circulating in the city in which the office of the Company is situated shall be deemed to be duly served or sent on the day on which the Advertisement appears, on every Member who has no registered address in India and has not supplied to the Company an address within India for the serving of documents or the sending of notice to him.

On personal representatives, etc.

177.

A document or notice may be served or given by the Company on or to persons entitled to a Share in consequence of the death or insolvency of a member by sending it through the post in a prepaid letter addressed to them by name or by the title of representative of the deceased, or assignee of the insolvent or by any like description, at the address (if any) in

24

India supplied for the purpose by the persons claiming to be so entitled or (until such an address) has been so supplied by serving the documents or notice in any manner in which the same might have been given if the death or insolvency had not occurred.

On joint holders

178.                          A document or notice may be served or given by the Company to the joint holders of Share by serving or giving the document or notice on or to the joint holder named first in the register of members in respect of the Share.

To whom documents or notices must be served or given

179.                          Documents or notices of every General Meeting shall be served or given in some manner hereinbefore authorised on or to (a) every Member, (b) every person entitled to a Share in consequence of the death or insolvency of a member and (c) the Auditors for the time being of the Company.

Members bound by documents or notices served on or given to previous holders

180.                          Every person, who, by operation of law, transfer or other means whatsoever, shall become entitled to any Share, shall be bound by every document or notice in respect of such Share, which prior to his name and address being entered on the Register of Members, shall have been duly served on or given to the person from whom he derives his title to such Share.

Documents or notices by Company and signature thereof

181.                          Any document or notice to be served or given by the Company may be signed by a Director or some person duly authorised by the Board of Directors for such purposes and the signature thereto may be written, printed or lithographed.

Service of documents or notice by member

182.                          All documents or notices to be served or given by Members on or to the Company or any officer at the office by post under a Certificate of Posting or by Registered Post, or by leaving it at the office.

WINDING UP

Distribution of Assets

183.                          The Liquidator on any winding up (whether voluntary and supervision or compulsory) may with the sanction of a special resolution, but subject to the rights attached to any preference Share Capital, divide among the contributories in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the contributors, as the liquidator, with the like sanction shall think fit.

INDEMNITY AND RESPONSIBILITY

Officer’s and others right to indemnity

184.                          Every officer or agent for the time being of the Company shall be indemnified out of the assets of the Company against all liabilities incurred by him in relation to the business of the Company in defending any proceedings whether civil or criminal in which judgment is given in his favour or in which he is acquitted or in connection with any application under Section 633 of the Act in which relief is granted to him by the Court.

Directors, Managers etc. not liable for acts of others

185.                          Subject to provisions of Section 201 of the Act, no Director, Manager or other Officer of the Company shall be liable for the act, receipts, neglects of any other director or officer or for joining in any receipts or other act for conformity or for any loss or expenses happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors, for and on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from bankruptcy, insolvency or tortious act of any person with whom any moneys, securities, or effects shall be deposited or for any loss occasioned by an error of judgment or oversight on his part, or for any other loss, damages or misfortunes whatever which shall happen in the execution of the duties of this officer or in relation thereto unless the same happens through his own dishonesty.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to take all such actions as may be required to give effect to this resolution.”

12 May 2011	By Order of the Board
Corporate Office:
Ackruti Softech Park,	Arun Kanakal
MIDC Cross Road No. 21,	Vice President & Company Secretary
MIDC, Andheri (East),
Mumbai - 400 093.

Notes:

1.                                      The Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, in respect of the business under Item Nos. 5 to 11, is annexed hereto.

2.                                      A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s

25

Registered Office not less than 48 hours before the commencement of the Meeting.

3.                                      The Register of Members and the Share Transfer Books of the Company will be closed from 22 June 2011 to 29 June 2011 (both days inclusive) for the purpose of ensuing Annual General Meeting.

All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No. 17–24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081.

4.                                      Members may avail of the facility for making nominations by nominating, in the prescribed form, a person to whom Member’s shares in the Company shall vest in the event of Member’s death. Interested Members may write to the Company/R & T Agent for the prescribed form.

5.                                      Members who wish to claim Dividends, which remain unclaimed, are requested to approach the Company/the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No. 17–24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company’s Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund (“IEPF”).

Members who have not yet encashed their dividend warrant(s) for the financial year ended 31 December 2003 are requested to make their claims without any delay. It may be noted that the unclaimed dividend for the said financial year will be transferred to IEPF in July 2011.

6.                                      Queries, if any, on Accounts and Operations of the Company, may please be sent to the Company’s Corporate Office seven days in advance of the Meeting so that the answers may be available at the Meeting.

7.                                      Members are requested to bring their personal copy of the Annual Report to the Meeting.

8.                                      Special Note: M/s. B S R & Co., Chartered Accountants, retiring auditors have, vide their letter dated 6 May 2011, expressed their unwillingness to be re-appointed as Statutory Auditors of the Company and it is proposed to appoint M/s. S. R. Batliboi & Associates, Chartered Accountants, as Statutory Auditors of the Company. They have also given their consent, vide their letter dated 10 May 2011, to be appointed as Statutory Auditors and have confirmed that their appointment, if made, would be in compliance with Section 224 (1B) of the Companies Act, 1956. The Board recommends their appointment as a Statutory Auditor.

EXPLANATORY STATEMENT

Pursuant to Section 173(2) of the Companies Act, 1956

The following Explanatory Statement sets out all material facts relating to Item Nos. 5 to 11 of the accompanying Notice of the Annual General Meeting to be held on 29 June 2011.

Item No. 5

The Company has a branch office in Sweden. The Company had appointed M/s. Revideco AB, Authorised Public Accountants, as Auditors of the Sweden Branch as per requirements of Swedish law, until the conclusion of this Annual General Meeting. It is proposed to re-appoint them as the Auditors for Sweden Branch. M/s. Revideco AB have confirmed their willingness to act as the Auditors, if appointed.

Accordingly, it is proposed to seek the approval of members as per the resolution proposed.

The Board recommends the resolution for your approval.

None of the Directors of the Company are concerned or interested in the resolution.

Item No. 6

The Board of Directors appointed Mr. Phaneesh Murthy as an Additional Director of the Company with effect from 8 February 2011. Under Section 260 of the Companies Act, 1956, Mr. Murthy holds the office of Director upto the date of this Annual General Meeting and the Company has received Notice from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director, not liable to retire by rotation.

Mr. Murthy, aged 47 years (DoB: 21 July 1963), is the President and Chief Executive Officer of iGATE Corporation. He was the Chief Executive Officer and Managing Director of iGATE Global Solutions Limited (iGS) from August 2003 and has served in this position through December 2009. Mr. Murthy also serves as a member of the board of directors of Global Edge Software Ltd. and Cybernet Systems, Inc. In January 2003, Mr. Murthy was a founder and principal of Quintant Services Limited, an India-based business process outsourcing company that was acquired by iGS in August 2003. Prior to that, from July 2002 to August 2003, he founded Primentor, a US-based consulting firm. From 1992 to 2002, Mr. Murthy held various positions at Infosys. He has considerable expertise in developing and managing the growth of organisations. He has significant industry experience, spanning more than a decade, in structuring and managing large outsourcing deals with Fortune 500 companies. His contribution has been significant in improving the operating metrics of iGS, including introduction of a new management team, corporate consolidation and changes leading to the application of IP-driven business models. He has also brought about changes in the intrinsic quality of iGS’s engagements, including, among others, higher offshore revenue contribution, increase in resource utilisation, and improvements in billing rates. Mr. Murthy has played a key role in building a world class facility at iGS’s new Whitefield, Bangalore campus.

Mr. Murthy holds a master’s degree in business administration from the Indian Institute of Management in Ahmedabad, India and received the equivalent of a bachelor’s degree from the Indian Institute of Technology in Chennai, India.

Mr. Murthy is a Member of the Nominating & Governance Committee of the Company.

26

Mr. Murthy is the President and Chief Executive Officer of iGATE Corporation. His directorships in other companies include Global Edge Software Limited, Cybernet Systems, Inc., iGS and iGATE Global Solutions Mexico S.A. de C.V. He is a Managing Director of Mascot Systems, GMBH. He also serves as the Member of the Audit Committee and the Compensation Committee of iGS.

Mr. Murthy is not a relative of any of the Directors of the Company.

As on date, Mr. Murthy neither holds any shares in the Company nor has any options granted to him under Company’s Stock Options Scheme.

Accordingly, it is proposed to seek the approval of members as per the resolution proposed.

The Board recommends the resolution for your approval.

No Director, except Mr. Phaneesh Murthy, is concerned or interested in the resolution.

Item No. 7

The Board of Directors of the Company, at its meeting held on 12 May 2011, appointed Mr. Phaneesh Murthy as a Managing Director with the designation of ‘Chief Executive Officer and Managing Director’ with effect from 12 May 2011 for the period of five years pursuant to the provisions of the Companies Act, 1956, subject to approval of Members of the Company and the Central Government under Section 269 of the Companies Act, 1956 and other applicable provisions. He is also the President and Chief Executive Officer of iGATE Corporation, the holding company of the Company.

The Compensation and Remuneration Committee of Directors of the Company, at its meeting held on 12 May 2011, has also recommended the appointment of Mr. Phaneesh Murthy as a Managing Director with the designation of ‘Chief Executive Officer and Managing Director’ of the Company.

iGATE Corporation and its subsidiaries and Patni Computer Systems Limited (“The Company”) operate in similar fields of Information Technology (IT), Consulting and Business Process Outsourcing (BPO) operations. Both entities believe that by utilising an expanded pool of talent, diverse expertise across multiple verticals, higher level strategic end-to-end services offerings and an established management team with a proven track record of execution shall strengthen the position of both entities in competitive position as a top-tier player in highly-fragmented global IT industry. Therefore, the Board of Directors of the Company was of the opinion that it is necessary that both the entities, for their proper working and also for operational efficiency, should function with common CEO/Managing Director. With this objective, the Board has appointed Mr. Phaneesh Murthy as a ‘Chief Executive Officer and Managing Director’ of the Company, who is also the President and Chief Executive Officer of iGATE Corporation.

Mr. Phaneesh Murthy will not draw any remuneration from the Company and the Company will provide him all the necessary infrastructural facilities to function as a Chief Executive Officer and Managing Director of the Company.

The abstract of terms of his appointment is set out below.

i.                                         Duties and Responsibilities: Entrusted with substantial powers of management to be exercised by him, subject to the superintendence, control and direction of the Board of Directors of the Company.

ii.                                     Remuneration: Mr. Phaneesh Murthy shall not draw any remuneration from the Company. Being the President and Chief Executive Officer of iGATE Corporation, he will draw remuneration from iGATE Corporation, the holding company of the Company. The Company will provide him all the necessary infrastructural facilities to function as a Chief Executive Officer and Managing Director of the Company.

The Explanatory Statement together with the accompanying notice may also be regarded as an abstract of the terms of appointment of Mr. Phaneesh Murthy as a Managing Director with the designation of ‘Chief Executive Officer and Managing Director’ of the Company and Memorandum of interest of Directors under Section 302 of the Companies Act, 1956.

Accordingly, it is proposed to seek the approval of Members as per the resolution proposed.

The Board recommends the resolution for your approval.

No Director, except Mr. Phaneesh Murthy, is concerned or interested in the resolution.

Item No. 8

The Board of Directors appointed Mr. Shashank Singh as an Additional Director of the Company with effect from 8 February 2011. Under Section 260 of the Companies Act, 1956, Mr. Singh holds the office of Director upto the date of this Annual General Meeting and the Company has received Notice from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director.

Mr. Singh, aged 34 years (DoB: 3 June 1976), is the Partner and Co-Head of the India office of Apax Partners, having helped to start the office in 2007. He joined Apax in London in 2004, as part of the Technology & Telecoms team, and has focused on investments in the telecoms and IT services/ BPO spaces. His deals at Apax include iGATE/ Patni (leading offshore IT/BPO service provider) TIM Hellas (#3 mobile operator in Greece), Weather Investments (portfolio of developed and developing market mobile operators), TDC (incumbent telecoms operator in Denmark), Bezeq (incumbent telecoms operator in Israel) and Synetrix (public authority-focused network integrator in the UK). Prior to joining Apax Partners, Mr. Singh spent four years as a strategy consultant with Monitor Company in their London, Madrid, Amsterdam, Stockholm, Munich, Mumbai and Tel Aviv offices.

Mr. Singh has an MBA from Harvard Business School, from which he graduated as a Baker Scholar. He also has a first class degree in economics from Cambridge University, and a BA (Honours) with distinction from St. Stephen’s College (University of Delhi).

27

Mr. Singh is not a relative of any of the Directors of the Company.

Mr. Singh is the Chairman of the Shareholders’/ Investors’ Grievance Committee of the Company.

As on date, Mr. Singh neither holds any shares in the Company nor has any options granted to him under Company’s Stock Options Scheme.

Accordingly, it is proposed to seek the approval of Members as per the resolution proposed.

The Board recommends the resolution for your approval.

No Director, except Mr. Shashank Singh, is concerned or interested in the resolution.

Item No. 9

The Board of Directors appointed Mr. Jai S. Pathak as an Additional Director of the Company with effect from 12 May 2011. Under Section 260 of the Companies Act, 1956, Mr. Pathak holds the office of Director upto the date of this Annual General Meeting and the Company has received Notice from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director.

Jai S. Pathak, aged 52 years (DoB: 14 January 1959), is the Partner-in-Charge of the Singapore office of Gibson, Dunn & Crutcher. He is also located in Gibson Dunn’s Los Angeles office. Mr. Pathak is a member of the firm’s Corporate Department and its Mergers and Acquisitions Practice Group.

Mr. Pathak has extensive experience in cross-border mergers and acquisitions, takeovers, dispositions, privatizations, joint ventures, licensing, infrastructure development, as well as private equity and structured finance transactions. He has significant experience in the telecommunications, IT, banking, hospitality, oil/gas, pharmaceutical and chemical industries. His clients have included governments, financial institutions, investment banks, multinational companies and U.S., European, and Asian companies. His practice has included projects in the United States, Europe, India, Southeast Asia, Latin America, Canada, Australia, China and South Africa.

Mr. Pathak previously practiced with Jones Day since 1985, where he was a partner heading the transactional practice in Los Angeles and co-ordinating the M&A section for the California region. He previously served as head of that firm’s India practice and partner in charge of the Singapore office. He also spent more than a decade practicing in that firm’s London, New York and Cleveland offices.

Chambers & Partners Asia Pacific 2011 ranks Mr. Pathak as a leading lawyer for Corporate/M&A in both Singapore and India. Mr. Pathak won the “Best Corporate Lawyer” award at Asian Legal Business’s Legal Who’s Who Singapore 2003. He was presented the “National Law Day Award – 2001” by the Indian Council of Jurists for his unique contribution to the development of Indian corporate law. In addition, Mr. Pathak was also named by The American Lawyer in its February 2009 issue to its list of the Top 20 Lateral Partner Hires for 2008.

Mr. Pathak graduated from law school (B.A. (Hons. in Jurisprudence)) from Oxford University in 1984 (M.A., 1989) and received his LL.M from the University of Virginia in 1985. He previously earned his B.A. (Hons.) and M.A. degrees from the University of Delhi and Jawaharlal Nehru University, New Delhi, India.

Mr. Pathak is not a relative of any of the Directors of the Company.

Mr. Pathak is the Chairman of the Nominating & Governance Committee and a Member of the Audit Committee, the Shareholders’/ Investors’ Grievance Committee and the Compensation & Remuneration Committee of the Company.

As on date, Mr. Pathak neither holds any shares in the Company nor has any options granted to him under Company’s Stock Options Scheme.

Accordingly, it is proposed to seek the approval of Members as per the resolution proposed.

The Board recommends the resolution for your approval.

No Director, except Mr. Jai S. Pathak, is concerned or interested in the resolution.

Item No. 10

The Board of Directors appointed Mr. Göran Lindahl as an Additional Director of the Company with effect from 12 May 2011. Under Section 260 of the Companies Act, 1956, Mr. Lindahl holds the office of Director upto the date of this Annual General Meeting and the Company has received Notice from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director.

Mr. Lindahl, aged 66 years (DoB: 28 April 1945), was the Chief Executive Officer and President of the Global Technology and Engineering group ABB, headquartered in Zurich, Switzerland, from 1 January, 1997 to 31 December, 2000 and spent more than thirty years in various positions within ABB. He previously held a number of management positions in research and marketing and has been a global business area manager and president of several ABB companies. He is the chairman of IKEA GreenTech AB and LivSafe Group. In addition, he is a member of the Sony Corporation International Advisory Board and serves on the boards of directors of INGKA HoldingBV (IKEA) and various other private non-public companies and advisory boards. He earned a master’s degree in electrical engineering from Chalmers University of Technology in Gothenburg, Sweden.

28

Mr. Lindahl is not a relative of any of the Directors of the Company.

Mr. Lindahl is not a Member of any Committee of the Board of Directors of the Company.

As on date, Mr. Lindahl neither holds any shares in the Company nor has any options granted to him under Company’s Stock Options Scheme.

Accordingly, it is proposed to seek the approval of Members as per the resolution proposed.

The Board recommends the resolution for your approval.

No Director, except Mr. Göran Lindahl, is concerned or interested in the resolution.

Item No. 11

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (hereinafter jointly referred to as the “Acquirers”), alongwith iGATE Corporation as the person acting is concert (hereinafter referred to as the “PAC”), have acquired 82.40% of the equity share capital of the Company from Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni along with their respective relatives (the “Previous Promoter Group”) and M/s. General Atlantic Mauritius Limited (“PE Investor”) and public shareholders of the Company by way of mandatory tender offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and have consequently acquired control over the Company.

With an exit of the Previous Promoter Group and PE Investor, it is proposed to modify the existing Articles of Association of the Company to reflect change of control/management.

Accordingly, it is proposed to seek the approval of Members as per the resolution proposed.

The Board recommends the resolution for your approval.

No Director, except Mr. Phaneesh Murthy, Mr. Shashank Singh and Mr. Göran Lindahl, being nominees of the Acquirers/PAC, may be deemed to be concerned or interested in the resolution.

For Patni Computer Systems Ltd.,

Arun Kanakal
12 May 2011	Vice President & Company Secretary

29

Annexure to Item Nos. 2 & 3

Details of Directors seeking re-appointment at the Annual General Meeting

Mr. Arun Duggal, aged 64 years (DoB: 1 October 1946), has been a Director of the Company since November 2003. Mr. Duggal has a Bachelor’s degree in Mechanical Engineering from IIT, Delhi, and a Postgraduate diploma in Management from IIM, Ahmedabad. He is also a visiting professor at the Indian Institute of Management, Ahmedabad where he teaches a course on Venture Capital & Private Equity.

Mr. Duggal has had a 26-year career with Bank of America, mostly in the U.S., Hong Kong and Japan. His last assignment with the Bank was as Chief Executive Officer in India from 1998 to 2001. From 2001 to 2003, he was Chief Financial Officer of HCL Technologies, India.

He is the Chairman of the Board of Directors of Shriram Transport Finance Company, Shriram Properties Ltd., Shriram City Union Finance Ltd., Shriram EPC Limited, Shriram Capital Limited and Bellweather Micro Finance Fund Private Limited. He is the Chairman & Chief Executive Officer of Tanglewood Financial Advisors Private Limited and Blackstone Investment Company Private Limited. He is also Vice-Chairman of International Asset Reconstruction Company.

He is on the Board of Directors of Zuari Industries, Info Edge (India) Limited, Dish TV India Ltd., Mundra Port & SEZ Ltd., Manipal Acunova Limited, FIL Fund Management Private Limited, Carzonrent (India) Private Limited, Jubilant Energy NV and Mortice Limited (Singapore). He is also a Board Member and erstwhile Chairman of the American Chamber of Commerce, India. He is the Board of Governors of the National Institute of Bank Management. He is the Advisor to IMA (formerly Economist Intelligence Unit, India). He is a member of the Investment Committee of Axis Private Equity. He is a Trustee of ‘Centre for Civil Society’, New Delhi and Senior Advisor to TPG Capital, a major private equity firm headquartered in San Francisco.

Mr. Duggal also serves as a Chairman of Audit Committee of Zuari Industries Limited and Info Edge (India) Limited and is the Member of the Audit Committee of Dish TV India Limited.

Mr. Duggal is the Chairman of the Audit Committee, and Member of the Compensation & Remuneration Committee and the Nominating & Governance Committee of the Company.

As on date, Mr. Duggal does not hold any shares of the Company, but holds options granted under the Company’s Stock Option Scheme.

Mr. Vimal Bhandari, aged 52 years (DoB: 23 August 1958), has been a Director of the Company since January 2010. Mr. Bhandari is a Chartered Accountant and has studied at the Mumbai University. He has also attended advanced management programs at the International Institute of Management, Lausanne, Switzerland, as a part of his continuing professional education.

Mr. Bhandari is a proficient and a proven top management professional with 25 years experience in a range of businesses in the financial services industry.

He is currently the CEO & Managing Director of Indostar Capital Finance Private Limited, a Non Banking Finance Company sponsored by private equity houses like Everstone, Goldman Sachs, Ashmore and others with an initial capitalization of US$ 200 million.

Prior to joining Indostar Capital, he was Country Head of AEGON N.V., the large Dutch financial services player, which has established a life insurance businesses in India. His directorships in other companies include Mirc Electronics Limited, Kalpataru Power Transmission Limited, DCM Shriram Consolidated Limited, Eveready Industries India Limited, AEGON Religare Life Insurance Company Limited, Bayer CorpScience Limited, The Ratnakar Bank Limited and Piramal Glass Limited. He serves as the Chairman of Audit Committee of Mirc Electronics Limited and the Ratnakar Bank Limited and also serves as Member of Audit Committee of Kalpataru Power Transmission Limited, Bayer CorpScience Limited and AEGON Religare Life Insurance Company Limited.

Mr. Vimal Bhandari is the Chairman of the Compensation & Remuneration Committee and the Member of the Audit Committee, the Shareholders’/ Investors’ Grievance Committee, and the Nominating & Governance Committee of the Company.

As on date, Mr. Bhandari does not hold any shares in the Company but holds options granted to him under the Company’s Stock Option Scheme.

30

PATNI COMPUTER SYSTEMS LIMITED Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune 411 006. Proxy Form DP ID* Ledger Folio No. Client ID* No. of Shares held I/We of being a Member(s) of the abovenamed Company, hereby appoint or failing him of as my/our proxy to attend and vote for me/us on my/our behalf at the THIRTY-THIRD ANNUAL GENERAL MEETING of the Company at Hotel Westin Pune, 36/3B Koregaon Park Annexe, Mundhwa Road, Pune 411 001, to be held on Wednesday, 29 June 2011, at 11:30 a.m. or at any adjournment thereof. Signed this day of , 2011 * Applicable to Members holding shares in electronic form. Note: This form, duly completed and signed, should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting. Please Affix Revenue Stamp (Signature of the Member) PATNI COMPUTER SYSTEMS LIMITED Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune 411 006. Attendance Slip To be handed over at the entrance of the Meeting Hall DP ID* Ledger Folio No. Client ID* No. of Shares held Full Name of the Member attending (IN BLOCK LETTERS): Full Name of Proxy (IN BLOCK LETTERS): (To be filled in if Proxy attends instead of the Member) I hereby record my presence at the THIRTY-THIRD ANNUAL GENERAL MEETING of the Company at Hotel Westin Pune, 36/3B Koregaon Park Annexe, Mundhwa Road, Pune 411 001, on Wednesday, 29 June 2011 at 11: 30 a.m. (Signature of the Member) * Applicable to Members holding shares in electronic form. (To be signed at the time of handing over this slip) Note: Members are requested to bring their copies of the Annual Report to the Meeting.

70760 Patni Computer Kurian / O’Brien Proof 3 Control Number 5438 FOLD AND DETACH HERE Please mark your votes as indicated in this example X FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Mark Here for Address Change or Comments SEE REvERSE Patni Computer Systems Limited WO# 01414 NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date RESTRICTED SCAN LINE AREA Ordinary Business: 1. To receive, consider and adopt the audited Balance Sheet as at 31 December 2010 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon. 2. To appoint a director in place of Mr. Arun Duggal, who retires by rotation and being eligible, offers himself for reappointment. 3. To appoint a director in place of Mr. Vimal Bhandari, who retires by rotation and being eligible, offers himself for reappointment. 4. To appoint M/s. S. R. Batliboi & Associates, Chartered Accountants, as Auditors of the Company, in place of retiring auditor M/s. B S R & Co., Chartered Accountants, who have expressed their unwillingness to be re-appointed, to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration. Voting on this proxy card is by reference to the Notice of Meeting for the Annual General Meeting dated May 12, 2011, issued by the Company. For a copy of the annual report and financial statements please go to www.igatepatni.com. Special Business: 5. Appointment of Branch Auditors 6. Appointment of Mr. Phaneesh Murthy as a Director 7. Appointment of Mr. Phaneesh Murthy as a Managing Director with the designation of “Chief Executive Officer and Managing Director” of the Company 8. Appointment of Mr. Shashank Singh as a Director 9. Appointment of Mr. Jai S Pathak as a Director 10. Appointment of Mr. Göran Lindahl as a Director 11. Adoption of new set of Articles of Association of the Company 70760 Patni Computer BNYM_Layout 1 5/27/11 12:19 PM Page 1

70760 Patni Computer Kurian / O’Brien Proof 3 Control Number 5438 FOLD AND DETACH HERE BNY MELLON SHAREOWNER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 Address Change/Comments (Mark the corresponding box on the reverse side) (Continued and to be marked, dated and signed, on the other side) WO# 01414 PATNI COMPUTER SYSTEMS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York time) on June 21, 2011) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Patni Computer Systems Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 26, 2011 (US Record Date) at the Annual General Meeting of Shareholders of Patni Computer Systems Limited to be held on June 29, 2011 at Hotel Westin Pune, 36/3B Koregaon Park Annexe, Mundhwa Road, Pune – 411001, India in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. 2. In absence of any instructions, a discretionary proxy will be given to a person designated by the Issuer. 70760 Patni Computer BNYM_Layout 1 5/27/11 12:19 PM Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 8, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary